Flexibility Through Integration

REFINING | MARKETING | RETAIL



Delek US

2011 ANNUAL REPORT

ABOUT US

Founded in 2001, Delek US Holdings, Inc. (NYSE: DK) is an integrated downstream energy business focused on petroleum refining, wholesale distribution of refined products and retail marketing.

Delek US consists of three wholly owned business segments: **refining**, **retail** and **marketing**.


STATES WITH RETAIL PRESENCE
TYLER REFINERY
EL DORADO REFINERY
PRODUCT TERMINAL

Refining Assets

Delek US' refining subsidiary owns and operates refineries in Tyler, Texas and El Dorado, Ark. With a combined nameplate production capacity of 140,000 barrels per day. Delek US has owned the 60,000 barrel per day Tyler refinery since April 2005. Tyler is a niche, inland refinery that processes primarily local sweet crude oils and manufactures mostly light, high-value refined products, such as gasoline and distillate fuel. Delek US has been the majority owner of the 80,000 barrel per day El Dorado refinery since April 2011 and the sole owner since October 2011. El Dorado is an inland, Mid-Continent refinery that processes a combination of local, Gulf Coast and domestic offshore crudes. El Dorado manufactures a combination of light products, in addition to a slate of industrial products, including asphalt.



Marketing Assets

Delek US' marketing subsidiary is involved in the wholesale distribution of refined product in the Gulf Coast and Mid-Continent regions through a combination of owned and third-party product terminals. We also own and operate a series of gathering and logistics assets that transport crude oil for the Company's refineries and independent third parties.



Retail Assets

Delek US' MAPCO subsidiary markets fuels and merchandise through a network of approximately 377 company-operated convenience store locations operated under the MAPCO Express®, MAPCO Mart®, East Coast®, Fast Food and Fuel™, Favorite Markets®, Delta Express® and Discount Food Mart™ brand names.


MAPCO

FINANCIAL HIGHLIGHTS

SEGMENT CONTRIBUTION MARGIN
IN MILLIONS


REFINING
RETAIL
MARKETING
2011
$371.6
$45.2
$26.2
2010
$51.8
$52.4
$24.8
2009
$91.0
$35.2
$23.7

SHAREHOLDER EQUITY
IN MILLIONS


$531.0
$443.3
$653.6
2009
2010
2011

CASH DIVIDENDS
CENTS PER SHARE


$0.15
$0.15
$0.33
2009
2010
2011

TOTAL REFINING SYSTEM THROUGHPUTS
BARRELS PER DAY


TYLER REFINERY
EL DORADO REFINERY
TOTAL
54,407
60,032
47,452
55,318
58,461
127,784
67,750
60,034
145,878
86,066
59,812
146,190
82,468
63,722
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

HSD 5-3-2 GULF COAST CRACK SPREAD
PER BARREL


$6.62
$9.54
$7.45
$8.09
$17.54
$23.14
$30.80
$20.34
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

Ezra Uzi Yemin
President & Chief Executive Officer



FELLOW SHAREHOLDERS

The past year was a period of historic accomplishments for Delek US. During 2011, our Company generated record full-year net income from continuing operations, completed the strategic acquisition of refining and logistics assets, improved its overall liquidity profile, and returned value to shareholders through a combination of regular and special cash dividends.

"With the acquisition of Lion Oil, we assumed control of the 80,000 barrel per day El Dorado refinery...and related logistics assets."

Delek US reported full-year net income from continuing operations of $158.3 million, or $2.78 per diluted share, in 2011. Our record full-year results were primarily attributable to an outstanding performance in the refining segment, which benefited from a combination of robust Gulf Coast refined product margins, access to cost-advantaged feedstocks, and the addition of Arkansas-based Lion Oil Company to our consolidated results from operations.

The acquisition of Lion Oil was one of our crowning achievements last year, a transformative event that significantly expanded our production and distribution capabilities in new markets. With the acquisition of the remaining equity interests in Lion, we assumed control of the 80,000 barrel per day El Dorado refinery and three product terminals, in addition to approximately 600 miles of crude oil gathering system and related logistics assets. By acquiring these assets, we more than doubled our total production capacity and expanded our wholesale marketing footprint to include areas of Arkansas, Tennessee and the Ohio River Valley region.

Subsequent to the purchase of Lion, we acquired three additional pipeline systems and a light products terminal in East Texas, each through separate transactions. Over time, we believe these acquisitions further position us as a growing regional producer and supplier of petroleum-based products in the Gulf Coast and Mid-Continent regions.

Throughout the year, we continued to manage our balance sheet with discipline and conservatism. Even after major strategic investments in Lion Oil and The Paline Pipeline Company, we managed to reduce our consolidated net debt position by $40 million on a year-over-year basis. While this accomplishment is indicative of our commitment to maintaining a balanced leverage profile, it also illustrates the sheer magnitude of the cash flows generated by our operations and, specifically, by our refining segment, during 2011. Delek US ended the year with nearly $226 million in cash and equivalents, resulting in net debt outstanding of approximately $207 million – the lowest year-end net debt position since 2006.

In addition to allocating capital toward strategic acquisitions and debt reduction, our Board of Directors approved $0.33 per share in cash dividends during 2011, consisting of $0.15 in annualized cash dividends and a special cash dividend of $0.18 paid during the fourth quarter. These payouts reflect our Board's long-standing commitment to pursuing shareholder-friendly actions that emphasize a continued confidence in the fundamental strength of our core businesses.

In retrospect, the past year was one in which our organization began the transition toward a more integrated business model, one structured to maximize value creation for the enterprise as a whole. Ultimately, we believe the integration of our downstream operations has the potential to open new doors of opportunity within the supply chain continuum.



Delek US' recently acquired 80,0000 barrel per day refinery located in El Dorado, Arkansas

FLEXIBILITY THROUGH INTEGRATION

Our Tyler and El Dorado refineries are located in strategic, inland markets that we believe are competitively advantaged, both with regard to crude procurement and product distribution.

From a crude procurement perspective, Tyler's location in East Texas and El Dorado's location in southern Arkansas afford us access to discounted local and domestic feedstocks that are unavailable to refiners in other markets. Longview, a developing crude supply center in East Texas, serves as a critical junction point through which a wide range of Mid-Continent, Gulf Coast and locally produced crudes are supplied to our refining system. We believe that Longview will increase in its strategic importance over time, particularly as we seek to optimize recently acquired logistics assets that feed into Longview, including the Paline Pipeline System, as well as third-party pipelines that deliver crude from Longview into our refining system.

As oil drilling activity in Mid-Continent markets has accelerated in recent years, the supply of locally produced oil has risen. While these market dynamics have benefited Delek US and its Mid-Continent peers, refiners without access to discounted feedstocks have been subject to less favorable production economics. As a result, some have idled their facilities and, in other cases, have shuttered operations altogether. Fortunately, during 2011, we were successful in efforts to acquire increased volumes of cost-advantaged crude for our refining system and, entering 2012, we have continued to make progress in this area.

From a product distribution perspective, the inland locations of our refineries position us to supply fuel to major portions of our owned retail store network and/or wholesale customers in diverse geographic markets, while enjoying premium Gulf Coast product pricing. Importantly, approximately half of our system-wide production last year was sold to customers situated in local markets neighboring our refineries, a fact which mitigates our dependence on third-party pipelines.

By supplying fuels produced by our refining system to our retail stores located in local markets, we are able to operate our refineries at elevated rates. In the wholesale market, our product distribution footprint extends from West Texas into northern markets such as Chicago, given the proximity of our refining system to owned and third-party product pipeline systems and terminals.

Over time, we believe that Delek US is positioned to become a fully integrated energy company operating exclusively in advantaged, inland markets. As we scale our business through both organic and acquisition-fueled growth, the opportunities for integration will increase. By taking a holistic approach toward crude procurement, production and distribution, we intend to further optimize our downstream asset portfolio in the years to come.

REFINING OVERVIEW

Industry Commentary

As the U.S. continued on the path toward economic recovery last year, the domestic refining complex benefited from a combination of increased demand for petroleum-based products and elevated refined product margins.

Commodity markets were volatile during 2011, as the price of crude increased nearly 20 percent on a year-over-year basis. While this volatility was a hindrance to some refiners, it was a boon for others – particularly for those in markets that afforded access to cost-advantaged feedstocks.

Beginning in late 2010, the differential in price between a barrel of West Texas Intermediate (WTI), the benchmark light sweet crude in the U.S., and Brent crude, the global light sweet crude benchmark, began to widen dramatically. Historically, WTI and Brent had traded in relative parity; however, beginning in January 2011, we witnessed a change in market structure that priced WTI at a steep discount to Brent. The underlying cause for the widening in crude differentials was attributable to a combination of factors, the sum of which contributed to an oversupply of crude oil in the U.S. Mid-Continent region.

Crude oil production levels originating in areas of western Canada and several large domestic shale oil fields have increased dramatically in recent years. As producers have scaled output levels, significant volumes of crude oil have been shipped into inland U.S. markets due to factors of geographic proximity and established pipeline infrastructure, with the ultimate objective being to supply crude to the Gulf Coast refining complex – the largest refining market in the world.

As production levels continued to rise during the past year, increased volumes of crude moved south into the Mid-Continent region, which put downward pressure on the WTI contract as inventory levels rose. Given insufficient off-take capacity – whether through pipelines, rails, trucks or barges – substantial inventories of crude oil were stranded in land-locked markets, including Cushing, Oklahoma, the delivery point for the WTI contract on the New York Mercantile Exchange.

Given these market conditions, inland refiners with access to WTI enjoyed a significant competitive advantage, when compared to coastal refiners processing Gulf Coast or foreign crudes. In 2011, WTI averaged nearly $14 per barrel less than Brent crude oil, versus less than $1 per barrel in 2010.



We are committed to operating our refineries in a safe, compliant and cost-effective manner

More recently, several pipeline operators have announced the construction of new pipelines, as well as the reversal of existing pipeline systems, all of which are intended to transport crude oil from the Mid-Continent into alternative markets. Nevertheless, the net impact of such actions on crude differentials remains to be seen.

Some domestic refiners, seeking to capitalize on increased production of heavy Canadian crudes that trade at a discount to lighter inland crudes, have recently announced plans to increase coking capacity. As coking projects are completed during the next 12 to 24 months, heavier Canadian crudes could displace significant volumes of light crude oil previously processed at affected refineries, putting downward pressure on light crude prices. While this is only a possibility, we believe that such a scenario – should it come to fruition – would ultimately serve to lower our overall feedstock costs.

On average, the benchmark Gulf Coast 5-3-2 crack spread increased to nearly $23 per barrel in 2011 versus just under $8 per barrel in the prior year. For those refiners with access to WTI-linked crudes, the strong margin environment evidenced last year was further incentive to operate their refineries at elevated rates.

Segment Commentary

Our refining system had an outstanding year, as segment-level contribution margin increased by more than $300 million to $372 million in 2011, when compared to the prior-year period. The year-over-year increase in contribution margin was attributable to higher refining system throughputs, improved Gulf Coast refined product margins, access to cost-advantaged domestic crude sources, strong sales of refined products, and the addition of the El Dorado refinery to the Company's consolidated statement of operations.

"Our refining system had an outstanding year, as segment-level contribution margin increased by more than $300 million...in 2011."

Our 60,000 barrel per day Tyler refinery operated at a record 93.4 percent of capacity in 2011. Total sales volumes for the year exceeded 60,000 barrels per day, on strong demand for refined products in the East Texas market. The Tyler refinery's full-year refining margin, excluding intercompany marketing fees, was $18.47 per barrel – the highest since our acquisition of the facility in 2005. As a refinery that processes entirely WTI and similarly local domestic crudes, Tyler benefited from a pronounced widening in crude differentials last year. During 2011, the Tyler refinery generated nearly $279 million in contribution margin, versus less than $52 million in 2010.

The assets of Lion Oil, including the El Dorado refinery, became part of our consolidated operating results on April 29, 2011. For the 247 days we operated the 80,000 barrel per day El Dorado refinery in 2011, the facility operated at 92.2 percent of capacity. Total sales volumes during our period of operation in 2011 exceeded 76,000 barrels per day, supported by strong demand for light products in the refinery's core markets. For the 247 days we operated El Dorado, the refinery generated nearly $93 million in contribution margin.

MARKETING & SUPPLY OVERVIEW

Segment Commentary

Solid demand for refined products in West Texas resulted in another strong performance for our marketing segment last year. Marketing segment contribution margin increased to more than $26 million last year, versus more than $24 million in 2010 – the segment's best performance since 2007. Total sales volumes increased on a year-over-year basis for the eighth consecutive quarter exiting the year, supported by strong demand for gasoline and distillate fuels.

As before, the marketing segment will continue to serve as the "logistics arm" of Delek US, an integral role in which it will engage in the wholesale marketing of refined products to independent third parties, facilitate the supply of crude oil to our refining system and, wherever possible, pursue the intercompany sale of light product from our refineries to our retail network.

RETAIL OVERVIEW

Segment Commentary

Retail segment contribution margin declined to approximately $45 million, down $7 million versus the prior year. While the full-year performance of our retail segment was impacted by a combination of elevated retail fuel prices, margin pressure within the cigarette category and increased competition from non-traditional retail channels, including bigger-box grocery and pharmacy stores, we made progress in several key areas of our business, including: (1) sustained same-store sales growth (2) site reimaging and (3) the recent launch of our first-ever customer loyalty program.

During 2011, we reimaged 50 store locations and built two new stores. Since 2006, we have reimaged or constructed nearly half of our store locations. We believe that modern, large-format stores operated in convenient locations with knowledgeable, helpful staff are central to our overall value proposition.

One of the most important achievements in our retail segment last year was the launch of our first-ever customer loyalty program, which provides customers with discounts on fuel and merchandise. Following a successful six-month pilot launch in northern Georgia during 2011, more than 30,000 customers joined the program. We intend to introduce the program to the rest of the store network during 2012, beginning with our Nashville, Tenn. locations.

OUR STRATEGIC PRIORITIES

Entering 2012, our management team has outlined a number of strategic priorities, consistent with our near- and long-term objectives.

- **Further Capitalize on Advantaged Inland Location of Downstream Asset Portfolio**. From crude procurement to product distribution, we intend to pursue opportunities that improve margin capture within each of our business segments.
- **Maintain a Competitive, Operationally Reliable Refining System**. We are committed to operating our Tyler and El Dorado refineries in a safe, compliant and cost-effective manner, while seeking to optimize production of high-value light products.
- **Ensure Refining System Access to Increased Volumes of Cost-Advantaged Feedstocks**. We believe crude slate flexibility will be an important competitive advantage for our refining system. By ensuring a steady supply of cost-advantaged feedstocks to each of our refineries, we intend to optimize system-wide margin capture. Beginning in early 2013, we anticipate the ability to receive additional volumes of WTI-linked crude oils for delivery to both the Tyler and El Dorado refineries.
- **Invest in Value-Enhancing Capital Projects**. Having completed major maintenance projects at both Tyler and El Dorado in 2009, we do not anticipate any major turnaround-related spending until 2014. While in years past much of our capital spending had been directed toward government-mandated regulatory projects in the refining segment, we anticipate that much of our spending in the coming year will be directed toward value-enhancing capital projects in our refining and retail segments.
- **Expand Product Distribution into New Markets**. Our growing portfolio of logistics assets positions us to increase our wholesale marketing of light products in new markets. Given the El Dorado refinery's connection to the Enterprise Pipeline System, we now have the ability to sell product on a wholesale basis through owned and third-party terminals throughout the Mid-Continent region.
- **Maintain Balance Sheet Discipline; Evaluate Opportunities to Return Value to Shareholders**. We will seek to maintain adequate liquidity while reducing our debt outstanding. We also intend to actively explore various means by which to return value to our shareholders, subject to market conditions.

"The past year was one in which we began to transition our organization toward an integrated business model."

FLEXIBILITY THROUGH INTEGRATION

Looking to the future, we will seek to drive superior returns for our shareholders by increasing the scale and functional integration of our downstream asset base. We believe that cross-segment integration will enable us to further mitigate supply risks, while optimizing synergies among our owned production and distribution assets.

Following a year in which we experienced record profitability, acquired a second refinery and significantly improved our financial condition, we are poised for continued growth. Our ability to remain a reliable producer and supplier of refined products to a growing number of markets and customers, while securing increased volumes of cost-advantaged feedstocks, will remain key to our success in 2012.

The sharp recovery in Mid-Continent refining margins witnessed last year, in tandem with the marked widening in crude differentials still evident, was nothing short of remarkable. If the past is prologue to the future, we may be in the early chapters of a cyclical recovery for domestic refiners operating in advantaged, inland markets.

During 2011, our employees demonstrated considerable resolve in a year of monumental organizational change. The completion of major strategic acquisitions, as well as the integration that followed, required a level of focus and commitment for which our entire management team and I are extremely grateful.


MAPCO
MAPCO

MAPCO Express has reimaged or newly constructed half of its store base since 2006

In closing, I want to thank you – our shareholders – for your continued support of our organization. Our long-term approach to value creation requires your partnership and trust, all of which we hold in the highest regard.

As we turn the page on a record full-year performance, we look forward to new opportunities and continued growth in the year to come.

Ezra Uzi Yemin
President & Chief Executive Officer,
Delek US Holdings

THE YEAR IN REVIEW

THE ACQUISITION OF LION OIL COMPANY

Ownership History

From August 2007 until April 2011, Delek US held a minority equity interest in privately held Lion Oil Company, an Arkansas-based downstream energy company. In April 2011, Delek US increased its equity ownership to 88.3 percent and assumed control of the Lion Oil assets. In October 2011, Delek US acquired the remaining equity interests in Lion and became the sole owner of Lion Oil Company.

Assets Acquired

Through the acquisition of Lion Oil, Delek US owns and operates the following assets:

- 80,000 BPD refinery in El Dorado, Ark.
- 80-mile Magnolia-El Dorado crude oil system (Shreveport, La. to Magnolia terminal)
- 28-mile El Dorado crude oil system (Magnolia terminal to El Dorado refinery)
- Crude oil gathering system with more than 600 miles of operable pipelines
- Three light product distribution terminals (Memphis and Nashville, Tenn.; El Dorado, Ark.)
- Asphalt distribution terminal in El Dorado

Strategic Benefits

This transaction achieved several important strategic objectives for Delek US as the company transitions toward becoming a fully integrated downstream energy company:

- **Increases our refining system production capacity in a second inland market**. As a result of this transaction, our system-wide production capacity increased from 60,000 to 140,000 barrels per day. As with the Tyler refinery, the El Dorado refinery is located in an inland geographic market that is competitively advantaged.
- **Increases our system-wide crude slate flexibility**. Given the geographic location and configuration of the El Dorado refinery, our system-wide crude slate will grow to include a wider range of Gulf Coast crude oils. The Tyler refinery processes mostly local, light sweet crude oils, whereas El Dorado processes heavier, medium sour crudes from a variety of local, domestic and offshore sources. By diversifying our crude slate, we will have more opportunities to secure cost-advantaged feedstocks for our refineries.
- **Diversifies our refining system product slate**. Although we expect our combined production slate will remain heavily weighted toward light products such as gasoline and distillate fuels, El Dorado's exposure to industrial grade products such as asphalt has upside potential as the economic recovery gains momentum.



The acquisition of the El Dorado refinery more than doubled Delek US' combined production capacity

- **Facilitates supply synergies between owned refining and retail assets**. We anticipate supply synergies between the El Dorado refinery and our retail store network. We estimate that as much as 10,000 barrels per day of production at El Dorado could be supplied to parts of our retail store network during the next five years. We plan to build 10 to 20 stores per year during the next five years, many of which will be located in regions where El Dorado will serve as a key source of fuel supply.
- **Expands the scale and geographic reach of our wholesale marketing & supply business**. This transaction effectively expands our wholesale marketing capabilities from Texas into the Mid-Continent region. The El Dorado refinery's connection to the Enterprise Pipeline System allows us to distribute product to multiple third-party terminals northward throughout the Ohio River Valley. Lion Oil's light product terminal in Memphis receives supply from El Dorado via the Enterprise Products Pipeline, while the Nashville terminal can be supplied through exchange barrels on the Colonial Pipeline.

The Path Forward

By acquiring Lion Oil, we have more than doubled our production capacity, while adding product terminals, gathering systems and pipeline assets to our portfolio of midstream assets. Prior to this transaction, geography dictated that Delek US' retail and refining segments operate as independent entities. The Lion Oil assets bridge this gap by connecting our refining base with our wholesale and retail distribution assets. Geographic integration will enable us to realize potentially significant cross-operational efficiencies and other economies of scale not formerly possible, thereby positioning us to expand our competitive advantage in the markets we serve.

INVESTING IN GROWTH

The primary objective of Delek US' annual capital spending program is to ensure that the Company and its subsidiaries operate safely, reliably and in compliance with applicable law. In so doing, we seek to remain an efficient, competitive, low-cost operator that inspires trust and confidence among our employees, customers and vendors.

In recent years, refining has proven to be the most capital-intensive area of our business. During the past five years, nearly 75 cents out of every "capex dollar" was allocated to the refining segment. Since 2006, we have invested more than $450 million in the refining segment, most of which has been related to a combination of regulatory and maintenance-related projects at the Tyler refinery.

Given that major turnarounds were completed at both the Tyler and El Dorado refineries in 2009, we do not anticipate that either refinery will require turnaround-related work until 2014. Furthermore, we do not anticipate having to complete any major regulatory projects in the foreseeable future.

As a result, during the next two years, we intend to allocate more of our capital budget toward discretionary projects designed to optimize our asset portfolio.

For example, at our El Dorado refinery, our LSR-Saturates Gas Plant Expansion Project should enable us to increase our liquid recovery by 1.0-1.5 percent as a percentage of crude charge. By recovering propane and butane that would otherwise be burned in the fuel system at El Dorado, we estimate that, at current market prices, El Dorado should be able to generate an incremental $20 million in total contribution margin annually, beginning in the third quarter of 2012. The estimated cost of this capital project is approximately $16 million, which represents a 10-month payback period.

Exhibit 1
HISTORICAL AND PROJECTED CAPITAL SPENDING
IN MILLIONS


$56.8
$81.0
$113.0
2010
2011
2012

In our retail segment, we intend to accelerate the construction of new, large-format prototype stores, while continuing with our multi-year store reimaging program. During the next five years, we intend to build 10 to 20 new stores per year, the bulk of which will be situated in markets within close proximity to the El Dorado refinery. All of our newly constructed stores will be significantly larger than our legacy store format, and will include a "convenience restaurant" element that we believe has the potential to drive increased traffic volumes to our store locations.

AN INTEGRATED MODEL

During 2011, our Company began a multi-year transition toward an integrated operating model that seeks to maximize value creation for the enterprise as a whole.

By taking a holistic approach toward crude procurement, production and distribution, we will seek to further optimize our asset portfolio and capital employed. Integration of our refineries, for example, will allow us to pursue a wider range of cost-advantaged crudes, while the integration of refining and distribution assets will position us to capture synergies in the supply chain, as we market products from the Gulf Coast to the Mid-Continent regions.

Recently, we outlined several "quick hit" capital projects slated for completion in the coming year, one of which capitalizes on integration synergies between our Tyler and El Dorado refineries.

The Vacuum Tower Bottoms (VTB) project, which is currently scheduled for completion during the third quarter of 2012, will enable us to produce more light product at the Tyler refinery by transporting asphalt inventory from the El Dorado refinery for processing in our underutilized coker at Tyler. This is an especially attractive option during the winter season, when asphalt prices typically experience a seasonal low. Upon completion, the VTB project is designed to increase the amount of asphalt processed at Tyler's coker from the current 1,000 barrels per day to 2,000 barrels per day. For an estimated capital investment of $5 million, most of which will fall into our 2012 capital budget, we expect to have the ability to realize a $10 million incremental contribution margin benefit annually, given current economics, by converting asphalt to light product.

In addition to the aforementioned production-related synergies, the transition toward an integrated model will also position us to actively participate in the production, transport and distribution of refined product manufactured at our refineries, shipped by our logistics assets and sold in our retail store locations. By participating at each level of the supply chain, Delek US will be able to better capitalize on market inefficiencies, while optimizing the portfolio of assets at our disposal.

The transition toward an integrated model will position us to actively participate in the production, transport and distribution of refined product


STATION

SECURING COST-ADVANTAGED FEEDSTOCK FOR OUR REFINING SYSTEM

The volatility in global commodities markets witnessed in recent years has become a daily reality for those in our industry. Crude oil markets have not been immune to such volatility, leading many refiners to identify new and creative ways to secure lower-cost feedstocks for their refining systems.

At Delek US, our crude procurement strategy can be summarized in one word: flexibility. By securing access to a wide range of crude grades and sources, we are positioned to take advantage of market dislocations as they arise. Presently, our Tyler and El Dorado refineries process a variety of local, domestic and offshore feedstocks, including light sweet to heavier, medium sour crude oils. Prior to 2011, we processed exclusively West Texas Intermediate (WTI) and local WTI-linked crudes at our Tyler refinery. Today, with the addition of the El Dorado refinery, our crude slate is more balanced between WTI and domestic offshore (Gulf Coast) crudes, to name a few.

During 2011, we observed a historic dislocation between the price of WTI and competing benchmark crudes. This dislocation occurred due to a confluence of factors. On the supply side, increased production of Canadian crude, in conjunction with higher than anticipated crude production in domestic unconventional shale fields, contributed to a surplus of crude inventories stranded in the Mid-Continent region. In the absence of sufficient off-take capacity (such as major operable product pipelines) capable of relieving excess supplies of crude oil from the Mid-Continent region to other parts of the country, WTI came to be priced at a steep discount relative to other benchmark crudes.

Select refiners with access to WTI were uniquely positioned to benefit from discounted feedstocks during 2011. For example, during the month of September, the price of WTI per barrel averaged more than $24 below the price of Brent crude. Given Delek US' access to supplies of WTI-linked crude oil at both the Tyler and El Dorado refineries, our company was able to benefit from the unusual dislocation evident in the market throughout the year.

Given expectations that WTI should remain cost-advantaged relative to competing crudes over the near term, we are taking steps to increase our access to discounted WTI-linked feedstocks. By early 2013, we plan to increase the total amount of WTI-linked crude being supplied to our El Dorado refinery from 25,000 barrels per day to 50,000 barrels per day, or approximately 60 percent of El Dorado's nameplate capacity.

Nevertheless, markets are efficient, and sharp dislocations like the one observed between WTI and Brent cannot be expected to last into perpetuity. With this in mind, our long-term focus is not on securing one particular grade of crude. Rather, our long-term objective is to retain a high degree of crude slate flexibility that will enable us to remain competitive in the markets we serve.

Exhibit 2

DELIVERING MORE ADVANTAGED FEEDSTOCK TO EL DORADO REFINERY

BARRELS PER DAY


LOCAL ARKANSAS CRUDE OIL
NEW SOURCE - WTI LINKED CRUDE OIL
TOTAL
15,000
25,000
10,000
15,000
25,000
10,000
15,000
50,000
35,000
15,000
2010
Prior Owner
3Q11
4Q11
1H:13

THE NEXT PHASE: A GROWING MIDSTREAM BUSINESS



Between late 2006 and early 2011, the entirety of Delek US' midstream assets operated exclusively in Texas. These assets included a series of crude and product pipelines, in addition to three company-owned terminals in San Angelo, Abilene and Tyler, Texas.

Following the acquisition of Lion Oil during 2011, Delek US' midstream asset portfolio grew to include more than 100 miles of crude oil pipeline, a 600-mile crude gathering system, as well as product distribution terminals in Memphis and Nashville, Tenn., and El Dorado, Ark.

In December 2011, we acquired the Paline Pipeline Company, which owns and operates the 10-inch, 185-mile Paline Pipeline System. The Paline Pipeline System is a 36,000 barrel per day crude line that runs between Nederland, Texas and Longview, Texas that, under the prior owner, was used to transport Gulf Coast and offshore crudes to mid-continent markets.

In early 2012, we completed two additional strategic acquisitions of logistics assets. In January, we acquired the 35-mile, 10-inch Nettleton Pipeline System from Plains Marketing, L.P. The Nettleton Pipeline is used exclusively to transport crude oil from Longview, Texas to the Tyler refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline.

Finally, in February, we acquired a light products terminal located in Big Sandy, Texas. In conjunction with the acquisition of this terminal, Delek Marketing & Supply acquired a 9-inch, 20-mile refined product pipeline. With the acquisition of this terminal and pipeline system, the Tyler refinery further secures its position as the leading supplier of refined product to customers in the East Texas market.

Exhibit 3
YEAR-END CASH POSITION
IN MILLIONS


$68.4
$49.1
$225.9
2009
2010
2011

Exhibit 4
YEAR-END NET DEBT
IN MILLIONS


$248.7
$246.7
$206.7
2009
2010
2011

MAINTAINING FINANCIAL DISCIPLINE

We operate in capital-intensive industries that require ample access to liquidity. As a result, we seek to maintain a conservative capital structure that emphasizes prudence and financial discipline as core management values.

Our capital allocation strategy accounts for the ongoing needs of our business, key growth initiatives, as well as our long-standing commitment to creating value for – and returning value to – our shareholders.

This strategy is directed by the following priorities:

- A commitment to maintaining adequate liquidity with which to support both the daily working capital requirements of the business, in addition to future growth initiatives
- A commitment to reducing net debt outstanding at Delek US and its subsidiaries
- A commitment to investing in organic growth projects and targeted strategic acquisitions
- A commitment to evaluating opportunities that return value to shareholders, consistent with the performance of the overall business

During 2011, our record consolidated results from operations helped to support a reduction in our net debt outstanding, the acquisition of Lion Oil and the Paline Pipeline System, as well as $0.33 per share in cash dividends.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

To Our Stockholders:

Notice is hereby given that the 2012 Annual Meeting of Stockholders of Delek US Holdings, Inc. (the "Company") will be held on Tuesday, May 1, 2012 at 2:00 p.m., central daylight saving time, at the Hilton Garden Inn, 9150 Carothers Parkway in Franklin, Tennessee, for the following purposes:

(1) To elect the seven nominees named in the accompanying Proxy Statement as directors of the Company to serve until the 2013 Annual Meeting and until their respective successors are elected and have been qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2012 fiscal year; and

(3) To transact any other business properly brought before the meeting.

Additional information concerning the matters to be voted upon at the meeting is set forth in the accompanying Proxy Statement. Stockholders of record of the Company's Common Stock as of the close of business on March 12, 2012 are entitled to notice of, and to vote at, the meeting. You are cordially invited to attend the meeting in person.

Whether or not you plan to attend the Annual Meeting in person, please mark your votes, then date and sign the enclosed form of proxy and return it promptly in the enclosed postage-paid envelope. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person if you wish to do so.

By Order of the Board of Directors,

Kent B. Thomas
General Counsel and Secretary
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
March 30, 2012

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 1, 2012

Our proxy statement and Annual Report to Stockholders for our 2011 fiscal year are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy.

TABLE OF CONTENTS

DELEK US HOLDINGS, INC.
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027

ANNUAL MEETING OF STOCKHOLDERS
MAY 1, 2012

PROXY STATEMENT

QUESTIONS AND ANSWERS

1. Why am I receiving these materials? This Proxy Statement and enclosed form of proxy (first mailed to stockholders on or about March 30, 2012) are furnished in connection with the solicitation by our Board of Directors of proxies for use at the Annual Meeting of Stockholders, or at any adjournment thereof. The Annual Meeting will be held on May 1, 2012 at 2:00 p.m., central daylight saving time, at the Hilton Garden Inn, 9150 Carothers Parkway in Franklin, Tennessee. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement. Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "Company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries.

2. What are the purposes of the Annual Meeting? The Annual Meeting is being held: (1) to elect the seven nominees named in this Proxy Statement as directors of the Company, each to serve for a term of one year until the Annual Meeting of Stockholders in 2013 and until the election and qualification of his successor or earlier termination of service; (2) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012; and (3) to transact such other business as may properly be brought before the meeting or at any adjournment thereof. Members of the Company's management will also discuss our business and be available to respond to appropriate questions from stockholders.

3. How may I obtain the Company's Annual Report for the fiscal year ended December 31, 2011? A copy of our Annual Report to Stockholders and Annual Report on United States Securities and Exchange Commission ("SEC") Form 10-K accompany this Proxy Statement. These documents are also available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy. A copy of these documents (which include our financial statements for the 2011 fiscal year) may also be obtained from us upon written request. Please refer to question 20 below for information on how to request additional information from us.

4. Who may attend the Annual Meeting? Stockholders of record as of the close of business on March 12, 2012 (the "record date"), or their duly appointed proxies, may attend the meeting. Stockholders whose shares are held through a broker or other nominee will need to bring a copy of their brokerage statement reflecting their ownership of our common stock, $0.01 par value ("Common Stock"), as of the record date.

5. Who is entitled to vote? Holders of record of our Common Stock at the close of business on the record date are entitled to vote at the Annual Meeting. On the record date, 58,187,424 shares of common stock were issued and outstanding. The common stock is our only outstanding class of voting securities. Each outstanding share of Common Stock is entitled to one vote for all matters before the Annual Meeting. If you attend the Annual Meeting, you may vote in person. Votes submitted by proxy card and received by our transfer agent on or before 11:59 p.m. (eastern time) on April 30, 2012 will be counted. Only votes submitted in person at the Annual Meeting will be counted after that time.

6. Who is soliciting my vote? Your vote is being solicited by our Board of Directors. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

7. How does the Board of Directors recommend that I vote? The Board of Directors recommends that you vote "FOR" each of the nominees to the Board of Directors and "FOR" the ratification of our independent registered public accounting firm.

8. How will voting on any other business be conducted? Although we do not know of any business to be considered at the 2012 Annual Meeting other than the proposals described in this Proxy Statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Ezra Uzi Yemin, our President and Chief Executive Officer, and Mark B. Cox, our Executive Vice President and Chief Financial Officer, to vote your shares on such matters at their discretion.

9. What is the difference between a "stockholder of record" and a "street name" holder? These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company ("AmStock"), you are a "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by the Company. If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your brokerage, bank, trust or other nominee as custodian (the "record holder"), along with a voting instructions card.

10. How do I vote my shares if I am a stockholder of record? Enclosed is a proxy card for the shares of stock held by you on the record date. You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted "FOR" each of the nominees for director and "FOR" the ratification of our independent registered public accounting firm.

11. How do I vote my shares if they are held in street name? As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instructions card, and the record holder is required to vote your shares in accordance with your instructions.

12. Can I revoke or change my vote? Yes. You may revoke or change your vote by: (a) notifying our Secretary in writing on or before 11:59 p.m. (eastern time) on April 30, 2012; (b) submitting a later-dated and timely proxy card by mail on or before 11:59 p.m. (eastern time) on April 30, 2012; or (c) if you are the registered stockholder and your shares are not held in street name, voting in person at the meeting. If you are a beneficial owner with your shares held in street name, you must follow the instructions of your broker, bank, trust or other nominee who is the registered stockholder of your shares to revoke a proxy. The latest-dated, timely, properly completed proxy that you submit will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

13. Who will count the vote? Representatives of our transfer agent, AmStock, will count the votes and act as the inspector of the elections.

14. Is my vote confidential? Proxy cards, ballots and voting tabulations that identify individual stockholders are returned directly to AmStock and are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed to us except: (a) as needed to permit AmStock to tabulate and certify the vote; (b) as required by law; or (c) in limited circumstances such as a proxy contest. Additionally, all comments written on the proxy card or elsewhere will be forwarded to us, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

15. What does it mean if I get more than one proxy card? If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy cards you receive to ensure that all of your shares are voted.

16. What is a "quorum"? A "quorum" is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the Annual Meeting to be held. Proxies received but marked as abstentions, withheld votes and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

17. What are the voting requirements to approve each proposal? Directors are elected by a plurality of votes cast by holders of shares entitled to vote. This means that the director nominees with the most votes for the positions available are elected. To approve the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, a majority of the shares present or voting at the meeting must vote in favor of the proposal. We are a controlled company under the rules and regulations of the New York Stock Exchange ("NYSE"). At the close of business on the record date, approximately 68.3% of our outstanding Common Stock was controlled by Delek Group, Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group has advised us that it intends to vote all of the shares of Common Stock controlled by it in accordance with the recommendations of the Board of Directors on each of the items of business listed above.

18. What is the effect of abstentions, withheld votes and broker non-votes? Abstentions and instructions on the accompanying proxy card to withhold authority to vote will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum exists and will result in the proposal receiving fewer votes. However, the number of votes otherwise received will not be reduced by such action.

“Broker non-votes” are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under NYSE rules, NYSE-member brokers who hold shares of Common Stock in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, who are the beneficial owners of the shares, are not permitted to vote on non-routine matters. For non-routine matters, these broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes.

Non-Discretionary Items. The election of directors is considered a non-routine item and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent auditors is a routine item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

19. Can I change the number of copies of the Annual Meeting materials that I receive? Yes. If you share an address with another stockholder, each stockholder may not receive a separate copy of our Annual Report, Form 10-K, Notice of Annual Meeting to Stockholders, Notice of Internet Availability of Proxy Materials and Proxy Statement. We will promptly deliver a separate copy to any stockholder upon written or oral request to our Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, (615) 771-6701 or by sending an e-mail to ir@DelekUS.com. If you share an address with another stockholder and (i) would like to receive multiple copies of these documents in the future, or (ii) if you are receiving multiple copies and would like to receive only one copy per household, in the future, please contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

20. How can I obtain additional information about Delek US Holdings, Inc.? Copies of our Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2011 and our other annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available free of charge on our website, which is located at http://www.DelekUS.com. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed electronically with the SEC and are available at the SEC’s website, www.sec.gov. Copies of these reports will be sent without charge to any stockholder requesting it in writing to our Secretary, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. The investor relations page of our website contains our press releases, earnings releases, financial information and stock quotes, as well as links to our SEC filings. The information posted on our website is not incorporated into this Proxy Statement.

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, seven directors are to be elected to hold office until the 2013 Annual Meeting and until their successors are elected and qualified or until their earlier termination of service. Each of the following individuals is a nominee for election to our Board of Directors: Ezra Uzi Yemin, Asaf Bartfeld, Gabriel Last, Shlomo Zohar, Carlos E. Jordá, Charles H. Leonard, and Philip L. Maslowe. Directors will be elected to serve for a one year term expiring at our Annual Meeting in 2013 and until their respective successors are elected and qualified. All director nominees are currently serving on our Board of Directors. The Board of Directors has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

We believe that each director nominee will be able to stand for election. All nominees have consented to be named and have indicated their intent to serve if elected. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of any substitute nominee named by the Board of Directors. If you do not wish your shares to be voted for one or more of the nominees, you may so indicate when you vote by withholding your vote for the particular nominee. The persons named in the enclosed proxy card intend to vote the proxy for the election of each of the seven nominees, unless you indicate on the proxy card that your vote should be withheld from any of the nominees.

Each nominee elected as a director will continue in office until his successor has been elected and qualified, or until earlier termination of his or her service.

The age, committee membership and certain other information for each director nominee are set forth below.

Director	Age	Committees
Ezra Uzi Yemin	43	Compensation (Chair)
Asaf Bartfeld	60	Compensation
Shlomo Zohar	60	Audit, Incentive Plan
Gabriel Last	65	None
Carlos E. Jorda	62	Audit, Compensation, Incentive Plan
Charles H. Leonard	63	Audit, Incentive Plan (Chair)
Philip L. Maslowe	65	Audit (Chair), Incentive Plan

Ezra Uzi Yemin has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek — The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with Clal Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance. The Board believes that Mr. Yemin's service on the Board provides it with important interaction with, and access to, management's principal policy maker that facilitates the Board's development and implementation of Company policies.

Asaf Bartfeld has served as one of our directors since January 2002. Mr. Bartfeld has served as the president and chief executive officer of Delek Group since September 2003. Since July 2001, he has served as managing director of Delek Investments and Properties Ltd., one of our affiliated entities. Mr. Bartfeld also serves on the board of directors of several of our affiliated entities, including Delek Group. The Board believes that Mr. Bartfeld's service on the Board provides it with important interaction with, and access to, the principal executive officer of the Company's controlling stockholder. Mr. Bartfeld's membership on the Board brings the perspectives of our controlling stockholder and the principal executive officer of a publicly traded company to Board discussions.

Shlomo Zohar has served as one of our directors since May 2010. Mr. Zohar has served as a business advisor since January 2006. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the Boards of Directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the Board of Directors of Israel Discount Bank of New York and as a member of the Board of Directors of Discount Bancorp, Inc. From 1990 through 2005, Mr. Zohar served as member of the Auditing Standards Committee and Internal Auditing Committee of the Institute of Certified Public Accountants in Israel. From 1980 through 2005, Mr. Zohar served as managing partner of Zohar, Zohar & Co., CPA where he was responsible for auditing financial statements for some of the largest corporations in Israel. The Board believes that Mr. Zohar's financial industry experience provides the Board with valuable expertise in the Company's financial and accounting matters.

Gabriel Last has served as one of our directors since January 2002. In addition, since 2003, Mr. Last has served as the chairman of the board of Delek Group and currently serves on the board of directors of several of Delek Group's other affiliated entities. Mr. Last served as the chief executive officer of Delek Group from 2001 to 2003. Between 1998 and 2001, Mr. Last was the Managing Director of Israeli Society of Insurance Companies and of Israeli Association of Life Insurance Companies Ltd. Mr. Last served as Vice Inspector General, Israeli Police Force from 1996 to 1998. Mr. Last also served on the board of Sinel Industries Ltd., an unaffiliated public company in Israel from December 2000 to July 2006. The Board believes that Mr. Last's service on the Board provides it with important interaction with, and access to, the chairman of the board of directors of the Company's controlling stockholder. Mr. Last's membership on the Board brings the perspectives of our controlling stockholder and the chairman of the board of a publicly traded company to Board discussions.

Carlos E. Jordá has served as one of our directors since May 2006. Mr. Jordá's experience has been primarily based in the oil and energy sector. Mr. Jordá has advised clients on potential refining and marketing projects as an employee of Gaffney Cline and Associates since May 2009 and as a self-employed consultant from March 2003 until May 2009. From October 2000 to March 2003, Mr. Jordá served as the president of PDV America and the chairman of the board of directors of Citgo Petroleum Corporation, each affiliates of Petroleos de Venezuela, S.A., a Venezuela stock-owned petroleum company, where he directed joint ventures in the United States. The Board believes that Mr. Jordá's energy industry experience provides the Board with valuable expertise in energy industry matters.

Charles H. Leonard has served as one of our directors since May 2006. Mr. Leonard served as chief financial officer from March 2009 to November 2011, and vice president from June 2010 to November 2011, of J.A.M. Distributing Company, a privately held provider of quality products and services in vertical markets centering on the fuel, oil and lubricants industries through its lubricant, fuel, automotive, marine, specialty and equipment divisions. From February 2008 until August 2008, Mr. Leonard served as executive vice president and chief financial officer of Landmark FBO, LLC, a privately held fixed base operator, including the related charter, aircraft sales, and maintenance assets for general aviation aircraft. From March 2006 to March 2007, Mr. Leonard served as the chief financial officer of EGL, Inc., a publicly traded company that provides transportation, supply chain management and information services. From September 2005 to December 2005, Mr. Leonard was the chief financial officer of, and from January 2006 to February 2006 was a consultant to, Transport Industries Holdings, Inc., a privately held transportation and logistics company. From September 1988 to July 2005, Mr. Leonard was employed by Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners, L.P., a publicly traded master limited partnership, that owns and operates common carrier pipelines for the transportation of refined petroleum products, liquefied petroleum and natural gases, crude oil and petrochemicals. Mr. Leonard was responsible for the financial operations of the company and served in various capacities, including treasurer from 1996 to 2002, senior vice president commencing in 1990 and chief financial officer commencing in 1989. The Board believes that Mr. Leonard's energy industry experience provides the Board with valuable expertise in energy industry matters.

Philip L. Maslowe has served as one of our directors since May 2006. Since May 2010, Mr. Maslowe has served as a member of the Board of Directors of NextMedia Group, Inc., a privately held out-of-home media company that owns and operates radio and outdoor advertising properties throughout the United States. Since January 2010, Mr. Maslowe has served as a member of the board of directors and audit committee chairman of United Site Services, a privately held provider of portable restroom services, temporary fence, storage, erosion control, power sweeping and other site services. Since January 2009, Mr. Maslowe has served as a member of the board of directors and as chairman of the audit committee of American Media, Inc., a privately held publisher of celebrity journalism and health and fitness magazines. From July 2008 to December 2009, Mr. Maslowe served as a member of the board of directors, audit committee chairman and member of the Special Committee to Sell the Company of Hilex Poly Co., LLC, a privately held manufacturer of plastic bag and film products. Since December 2004, Mr. Maslowe has served on the board of directors and the audit committee and as chairman of the human resources committee of NorthWestern Corporation, doing business as NorthWestern Energy, a publicly traded provider of electricity and natural gas. From March 2006 until February 2007, Mr. Maslowe served on the board of managers of Gate Gourmet Group Holdings LLC, a privately held provider of catering services to airlines. The Board believes that Mr. Maslowe's retail industry experience provides the Board with valuable expertise in retail industry matters. In addition, Mr. Maslowe is a 2011 National Association of Corporate Directors ("NACD") Governance Fellow and has demonstrated his commitment to boardroom excellence by completing NACD's comprehensive program of study for corporate directors. He supplements his skill sets through ongoing engagement with the director community and access to leading practices.

The Board of Directors recommends a vote "FOR" each of the above nominees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 12, 2012, the beneficial ownership of our Common Stock by (i) each person known by us to own more than five percent of our Common Stock, (ii) all of our directors and director nominees, (iii) the executive officers named in the Summary Compensation Table and (iv) all directors, director nominees and executive officers as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power over the shares listed. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 7102 Commerce Way, Brentwood, Tennessee 37027.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage of Common Stock (2)
Delek Hungary Holding Limited Liability Company (3)	39,389,869		67.69%
Delek Petroleum, Ltd. (3)	39,736,432		68.29%
Delek Group, Ltd. (3)	39,736,432		68.29%
Itshak Sharon (Tshuva) (4)	39,736,432		68.29%
Ergon, Inc.	3,292,844	(5)	5.66%
Ezra Uzi Yemin	951,495	(6)	1.64%
Gabriel Last	34,500		*
Asaf Bartfeld	49,029		*
Aharon Kacherginski	—		*
Shlomo Zohar	—		*
Carlos E. Jordá	11,969		*
Charles H. Leonard	18,969		*
Philip L. Maslowe	13,969		*
Mark B. Cox	45,827		*
Frederec Green	153,780		*
Igal P. Zamir	52,860		*
Assaf Ginzburg	33,271		*
All directors, director nominees and executive officers as a group (14 persons)	1,464,395	(6)	2.52%

* Less than 1% of issued and outstanding shares of Common Stock.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock when such person has the right to acquire them within 60 days after March 12, 2012 (the "measurement date"). For non-qualified stock options ("NQSOs") and restricted stock units ("RSUs"), we report shares equal to the number of NQSOs or RSUs that are vested or that will vest within 60 days of the measurement date. For stock appreciation rights ("SARs"), we report the shares that would be delivered upon exercise of SARs that are vested or that will vest within 60 days of the measurement date (which is calculated by multiplying the number of SARs by the difference between the $14.22 fair market value of our Common Stock at the measurement date and the exercise price divided by $14.22). For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any shares which such person has the right to acquire within 60 days after the measurement date are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based upon 58,187,424 shares of Common Stock issued and outstanding on the measurement date.

(3) Delek Group Ltd. ("Delek Group") is the parent company of Delek Petroleum Ltd. ("Delek Petroleum"), which directly holds 346,563 shares. Delek Petroleum is the parent company of Delek Hungary Holding Limited Liability Company ("Delek Hungary"), which directly holds 39,389,869 shares. In addition to the shares directly held, each entity's direct and indirect parent companies may be deemed to indirectly beneficially own the shares directly held by subsidiaries. Each entity disclaims beneficial ownership of the Common Stock beneficially owned by its subsidiaries except to the extent of its pecuniary interest therein. The address of Delek Group, Delek Petroleum and Delek Hungary is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel.

(4) Mr. Sharon's address is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. As of the measurement date, Mr. Sharon beneficially owned approximately 64.36% and 64.59% of the outstanding equity and voting ordinary shares, respectively, of Delek Group through corporations that he controls. Mr. Sharon may be deemed to be an indirect beneficial owner of the Common Stock beneficially owned by Delek Group. Mr. Sharon disclaims beneficial ownership of the Common Stock beneficially owned by Delek Group, except to the extent of his pecuniary interest therein.

(5) Based upon information in a Schedule 13G filed with the SEC on May 6, 2011 by Ergon, Inc. ("Ergon"). Ergon has sole voting and dispositive power with respect to 3,292,844 shares of Common Stock. The address for Ergon is 2829 Lakeland Drive, Suite 2000, Jackson, Mississippi 39232.

(6) Includes 307,486 shares of Common Stock that would have been delivered to Mr. Yemin on the measurement date upon the exercise of 640,440, 246,400, 246,400 and 246,400 SARs with base prices of $8.57, $12.40, $13.20 and $14.00, respectively. Does not include 67,200 SARs with base prices in excess of $14.22 that were vested on (or will vest within 60 days of) the measurement date because no shares of Common Stock would have been delivered to Mr. Yemin on the measurement date upon the exercise of such SARs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regulations of the SEC thereunder require our executive officers and directors and persons who own more than ten percent of our Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership of our Common Stock and changes in their ownership with the SEC. Executive officers, directors and persons owning more than ten percent of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for or by those persons, we believe that, during the year ended December 31, 2011, all filing requirements applicable to our executive officers, directors and owners of more than ten percent of our Common Stock were met except for one Form 4 filed three days late on December 16, 2011 for Igal P. Zamir related to the vesting of 10,000 restricted stock units on December 10, 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2011, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,264,980 (1)	$11.65 (2)	1,899,752 (1)(3)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	2,264,980	$11.65	1,899,752

(1) At December 31, 2011, 1,949,300 stock appreciation rights ("SARs") outstanding under our 2006 Long-Term Incentive Plan (the "Plan") were at base prices above the $11.41 fair market value of our Common Stock on that date. For purposes of column (a), we calculated the number of shares that would have been issued to settle all outstanding SARs at December 31, 2011. Because the number of shares to be issued upon the exercise of SARs is to be determined based on the difference between the base price of the SAR and the market price of our Common Stock at the date of exercise, 259,691 SARs are reflected in columns (a) and (c).

(2) At December 31, 2011, 2,988,040 SARs were outstanding at a weighted average exercise price of $12.36.

(3) Consists of the number of securities available for future issuance under the Plan as of December 31, 2011.

CORPORATE GOVERNANCE

Executive Officers of the Registrant

The following table sets forth the names, ages and positions with Delek US Holdings, Inc. for each of our current executive officers.

Executive Officer	Age	Position
Ezra Uzi Yemin	43	President / Chief Executive Officer / Director
Mark B. Cox	53	Executive Vice President / Chief Financial Officer
Assaf Ginzburg	37	Executive Vice President
Frederec Green	46	Executive Vice President
Igal P. Zamir	46	Executive Vice President
Harry P. (Pete) Daily	63	Executive Vice President
Kent B. Thomas	43	Executive Vice President / General Counsel / Secretary

Set forth below is a brief description of the business experience of these executive officers.

Ezra Uzi Yemin has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek - The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with Clal Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance.

Mark B. Cox is our executive vice president and chief financial officer, and has served in that capacity since joining us in September 2009. Mr. Cox's duties also include oversight of our investor relations. From June 2007 until September 2009, Mr. Cox served as the Senior Vice President - Treasurer and Director of Investor Relations of Western Refining, Inc., a publicly traded refining company. Between 1994 and 2007, he was employed by Giant Industries, Inc., and served in various positions including Vice President, Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary.

Assaf Ginzburg has served as our executive vice president since May 2009 and as a vice president since February 2005. Prior to joining us in November 2004, Mr. Ginzburg served as a financial advisor from July 2001 to March 2003 for Swary-Yohman Financial Consultants, and from April 1999 to July 2001 for Itzhak Swary Ltd., two consulting firms in Israel. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2002 and 2003.

Frederec Green has served as our executive vice president since May 2009 and as the primary operational officer for our refining operations since joining us in January 2005. From January 2004 until he joined us in January 2005, Mr. Green operated Green Energy Advisors LLC, an independent consulting practice servicing commercial insurance carriers on petroleum refining and electrical matters. Mr. Green has 26 years experience in the refining industry working for UOP LLC, a refinery technology licensing firm, from 1987 to 1990 and Murphy Oil USA, Inc., from 1990 to 2004, where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales.

Igal P. Zamir has served as our executive vice president since November 2011 and as the primary operational officer for our retail operations since joining us in June 2009. From 2006 until 2009, Mr. Zamir served as Chief Executive Officer of Metrolight, Ltd., a privately held Israeli corporation and global provider of proprietary energy saving solutions in High Intensity Discharge lighting systems. From 2004 until 2006, Mr. Zamir worked as an independent venture partner in Israel. From 1998 until 2004, Mr. Zamir served as Chief Executive Officer of Rostam Ltd., a privately held Israeli corporation and global provider of private label feminine hygiene products.

Pete Daily has served as our executive vice president since November 2011 and as the primary operational officer for our marketing and supply operations since joining us in September 2006. Mr. Daily's duties include supervising the purchase and supply of fuels for our convenience stores, marketing the refined products produced by our refineries and marketing our supply of refined products in west Texas. Mr. Daily has over 30 years of experience in marketing and supply of refined products.

Kent B. Thomas has served as our executive vice president since November 2011 and as our general counsel and secretary since joining us in August 2005. Mr. Thomas has practiced law for more than fifteen years in Nashville, Tennessee with a focus on securities regulation, corporate governance, executive compensation, equity plan administration, human resources and litigation.

The Board of Directors

At the date of this Proxy Statement, the Board of Directors consists of the following eight members: Ezra Uzi Yemin, Gabriel Last, Asaf Bartfeld, Aharon Kacherginski, Shlomo Zohar, Carlos E. Jordá, Charles H. Leonard and Philip L. Maslowe. Except for Mr. Kacherginski, each of our current directors have been nominated for election at the Annual Meeting to serve for one year terms expiring at our Annual Meeting of Stockholders in 2013.

The Board of Directors has determined that we are a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controls more than 50% of our voting power. As such, we rely on an exemption from the provisions of Section 303A.01 which would otherwise require our board of directors to be composed of a majority of independent directors. The Board of Directors has determined that each of Messrs. Jordá, Leonard, Maslowe, Kacherginski and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

Under the NYSE's listing standards, a director will not be deemed independent unless the Board of Directors affirmatively determines that the director has no material relationship with us. Based upon information requested from and provided by each director and director nominee concerning his background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board of Directors has determined that each of our independent directors has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, and is therefore independent under the NYSE's listing standards and applicable SEC rules and regulations.

The Board of Directors held 10 meetings during 2011. Each of our directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he served except for Mr. Last who attended 7 of the 10 Board meetings and did not serve on any Board committees. We have not adopted a policy with regard to board member attendance at Annual Meetings of our stockholders and 6 of our 8 directors attended our Annual Meeting of Stockholders on May 3, 2011 in Franklin, Tennessee.

No director serves as chairman or lead director and the Board believes that the absence of such roles encourages equal participation and consideration of all perspectives. The Board oversees the Company's annual enterprise risk management program and typically receives the report of management's enterprise risk management committee each March upon completion of the program. In addition to the annual enterprise risk management program, the Audit Committee meets at least once per quarter during the year and discusses with management, the Company's chief audit executive and the Company's independent external auditor: (a) current business trends affecting the Company; (b) the major risk exposures facing the Company; (c) the steps management has taken to monitor and control such risk factors; and (d) the adequacy of internal controls that could significantly affect the Company's financial statements.

The NYSE listing standards require our independent directors to meet at regularly scheduled executive sessions without management. Our independent directors conducted executive sessions in connection with each quarterly meeting of the Audit Committee in 2011 and intend to continue to conduct such executive sessions in connection with each quarterly meeting of the Audit Committee in 2012. We expect that Mr. Maslowe will preside over all such sessions.

Communications with the Board of Directors

Stockholders or other interested parties who wish to communicate with any of our directors, any committee chairperson or the Board of Directors may do so by writing to the director, committee chairperson or the Board in care of the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. Communications received will be forwarded directly to the director to whom it is addressed. If the communication is addressed to the Board and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate committee chairperson or to all members of the Board.

Committees of the Board of Directors

The Board of Directors has standing Audit, Compensation and Incentive Plan Committees. All five members of our Audit and Incentive Plan Committees qualify as independent directors under applicable SEC rules and regulations and the rules of the NYSE. Only one of the three members of our Compensation Committee qualifies as an independent director. As a controlled company, we rely on an exemption from Section 303A.05 of the NYSE Listed Company Manual which would otherwise require our

Compensation Committee to be composed entirely of independent directors.

As a controlled company, we also rely on an exemption from the provisions of Section 303A.04 of the NYSE Listed Company Manual which would otherwise require us to have a nominating/corporate governance committee. Because more than 50% of our voting power is controlled by Delek Group, our Board of Directors believes it is unnecessary to have a nominating/corporate governance committee or a committee performing the functions of this committee. The entire Board of Directors participates in the nomination of candidates for election to the Board of Directors in accordance with our Board of Directors Governance Guidelines, which is posted on our corporate website at www.DelekUS.com.

The Board of Directors is responsible for filling vacancies on the Board of Directors at any time during the year, and for nominating director nominees to stand for election at the Annual Meeting of stockholders. The Board of Directors does not generally utilize the services of search firms or consultants to assist in identifying and screening potential candidates. In accordance with our Board of Directors Governance Guidelines, the Board of Directors identifies individuals qualified to become directors and considers such factors as it deems appropriate, including the individual's independence, education, experience, reputation, judgment, skill, integrity and industry knowledge. The Board considers the individual's contribution to the Board's overall diversity in the foregoing factors, the degree to which the individual's qualities and attributes complement those of other directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and committees thereof. Directors should have experience in positions with a high degree of responsibility; be leaders in the organizations with which they are affiliated; and have the time, energy, interest and willingness to serve as a member of the Board of Directors. In determining fitness for service on the Board, the Board has no policy for considering racial or ethnic classifications, gender, religion or sexual orientation.

The Board of Directors will consider nominees for directors recommended by our stockholders and will evaluate each nominee using the same criteria used to evaluate director candidates otherwise identified by the Board. Stockholders wishing to make such recommendations may write to the Board of Directors in care of the Secretary at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. Persons making submissions should include the full name and address of the recommended nominee, a description of the proposed nominee's qualifications and other relevant biographical information.

Audit Committee

The Audit Committee consists of Messrs. Maslowe (chairman), Leonard, Jordá, Zohar and Kacherginski. The composition of the Audit Committee originally consisted of Messrs. Maslowe, Leonard and Jordá and did not change from its inception in May 2006 through March 7, 2011. On March 7, 2011, the Audit Committee recommended that Mr. Zohar join the committee, and the Board of Directors appointed Mr. Zohar to the committee on March 8, 2011. On October 31, 2011, the Audit Committee recommended that Mr. Kacherginski join the committee, and the Board of Directors appointed Mr. Kacherginski to the committee on December 12, 2011. The Audit Committee met six times during 2011.

The Board has determined that (i) Messrs. Maslowe, Leonard, Jordá, Zohar and Kacherginski each qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE; and (ii) Mr. Maslowe is an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to provide assistance to the Board in the oversight of (a) the quality and integrity of our financial statements; (b) the disclosure and financial reporting process, including our financial statements; (c) our internal controls and procedures for financial reporting; (d) the performance of our internal audit function and independent registered public accounting firm employed by us for the purpose of preparing and issuing an audit report or related work; (e) the qualifications and independence of our independent registered public accounting firm; and (f) our compliance with policies under our Code of Business Conduct & Ethics and legal and regulatory requirements. These responsibilities are set forth in the Audit Committee's charter, which is posted on our corporate website at www.DelekUS.com. In addition, the Audit Committee is generally responsible for administering our related party transactions policy.

Compensation Committee

The Compensation Committee consists of Messrs. Yemin (chairman), Bartfeld and Jordá. The composition of the Compensation Committee has not changed since its inception in May 2006. The Compensation Committee met four times in 2011.

Among the three members of the Compensation Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. As a controlled company, we rely upon an exemption from NYSE requirements which would otherwise require our Compensation Committee to be composed entirely of independent directors.

The purpose of the Compensation Committee is to support the Board of Directors and work with management to ensure that compensation practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. The Compensation Committee reviews, provides advice on and, where appropriate, approves compensation objectives, plans, and levels.

The disinterested members of the Compensation Committee are responsible to our Board of Directors and stockholders for evaluating the performance of Mr. Yemin, our chief executive officer, and approving the compensation awarded to our executive officers. Mr. Yemin's compensation, which is largely determined by the terms of his employment agreement, is approved by the disinterested members of our Board of Directors. These responsibilities are set forth in the Compensation Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Compensation Committee relies heavily on the input and recommendations of Mr. Yemin in determining compensation for our NEOs (other than Mr. Yemin). From time to time, the Compensation Committee will also solicit the input of executive compensation consultants at AON/Hewitt Consulting ("AON") in evaluating NEO and director compensation.

Incentive Plan Committee

The Incentive Plan Committee consists of Messrs. Leonard (chairman), Maslowe, Jordá, Zohar and Kacherginski. The composition of the Incentive Plan Committee originally consisted of Messrs. Leonard, Maslowe and Jordá and did not change from its inception in May 2010 through March 7, 2011. On March 8, 2011, the Incentive Plan Committee recommended that Mr. Zohar join the committee, and the Board of Directors appointed Mr. Zohar to the committee on March 8, 2011. On November 1, 2011, the Incentive Plan Committee recommended that Mr. Kacherginski join the committee, and the Board of Directors appointed Mr. Kacherginski to the committee on December 12, 2011. The Incentive Plan Committee met four times in 2011.

All five members of the Incentive Plan Committee qualify as independent under applicable SEC rules and regulations and the rules of the NYSE and as "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code. The purpose of the Incentive Plan Committee is to support the Compensation Committee and Board of Directors and work with management to ensure that incentive plan practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. These responsibilities are set forth in the Incentive Plan Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Incentive Plan Committee has delegated a portion of its authority under the 2006 Long-Term Incentive Plan (the "Plan") to Mr. Yemin. Under this authority, Mr. Yemin may grant up to 15,000 NQSOs or SARs to certain employees. The delegated authority is expressly limited to newly hired employees and employees that are promoted to a job classification that is eligible for equity awards. The delegated authority does not apply to employees who are subject to Section 16(b) of the Exchange Act or who are considered "covered employees" for purposes of Section 162(m) of the Internal Revenue Code.

The Incentive Plan Committee has further limited this delegated authority by prescribing that grants of NQSOs or SARs pursuant to the delegated authority shall occur only once per calendar quarter. Under this directive, grants occur on the tenth day of the last calendar month of the quarter and cover eligible employees through the last day of the second calendar month of the quarter. In selecting the predetermined quarterly grant date, the Committee chose a date that would normally be after the public announcement of our financial results for the preceding quarter and 20 days before the close of the current quarter.

Grants of NQSOs and SARs by Mr. Yemin under this delegated authority are confirmed by a contemporaneous written memorandum executed by him and maintained by the Secretary in the records of the Incentive Plan Committee. Quantities of NQSOs or SARs in excess of the authority delegated to Mr. Yemin are generally reserved for executive employees and are typically made by the Incentive Plan Committee or Board of Directors in connection with the hiring or promotion of an executive employee. Grants that are not made on a predetermined quarterly grant date are usually tied to independent triggering events (such as the commencement of employment) or subject to waiting periods between the decision to grant and the grant date. See the sections titled "Compensation Setting Process," "Base Salaries" and "Annual Bonuses" in the Compensation Discussion and Analysis for an additional discussion of the role of Mr. Yemin, other executive officers and compensation consultants in determining compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Yemin (chairman), Bartfeld and Jordá, and the Incentive Plan Committee is comprised of Messrs. Leonard (chairman), Jordá, Maslowe, Zohar and Kacherginski. Mr. Yemin has served as our chief executive officer since June 2004 and our president and a director since April 2001. Mr. Bartfeld has served as Delek Group's president and chief executive officer since September 2003. See "Executive Compensation" and "Director Compensation" for information regarding relationships and transactions involving the Company in which Mr. Yemin and Mr. Bartfeld had an interest.

None of our executive officers serve as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

Board of Directors Governance Guidelines, Code of Business Conduct & Ethics and Committee Charters

The full texts of our Board of Directors Governance Guidelines and Code of Business Conduct & Ethics, as well as the charters for the Audit, Compensation and Incentive Plan Committees, are available on our website (www.DelekUS.com). If we waive any material departure from a provision of our Code of Business Conduct & Ethics, we intend to post such waiver (to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions) on this website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Approval Policy for Related Party Transactions

On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which "related party transactions" are reviewed, approved or ratified. Under Item 404 of Regulation S-K, a "related party transaction" means any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404, other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy states that, in most instances, the Audit Committee is best suited to review and approve related party transactions that may arise within the Company. However, the policy permits the disinterested members of the Board to exercise any authority otherwise assigned to the Audit Committee by the policy. In particular, the Board believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the Board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the Board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Delek Group Management Agreement

At December 31, 2011, Delek Group beneficially owned approximately 68.5% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Sharon (Tshuva), will continue to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Effective January 1, 2006, we entered into a management and consulting agreement with Delek Group pursuant to which key management personnel of Delek Group provide management and consulting services to us, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days advance notice. As compensation, the agreement originally provided for payment to Delek Group of $125,000 per calendar quarter, payment within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. An amended and restated management and consulting agreement dated May 1, 2011 was executed with Delek Group in the second quarter of 2011. Under the amended agreement, the fee payable to Delek Group increased to $150,000 per calendar quarter effective April 1, 2011. Amounts paid under this agreement in 2011 total $469,282, net of expenses we paid on behalf of Delek Group, and amounts payable under this agreement as of December 31, 2011 totaled $0. The original management and consulting agreement with Delek Group was entered into prior to the adoption of our related party transactions policy in 2007. However, it was approved by our Board of Directors in February 2006 and the amended agreement was approved by the Audit Committee in June 2011. We believe the management and consulting agreement, as amended, is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Unsubordinated Promissory Note With Delek Petroleum

In September 2009, we borrowed $65 million from Delek Petroleum, Ltd. ("Petroleum"), a subsidiary of Delek Group, under the terms of an unsecured term promissory note (the "Original Note") that was scheduled to mature on October 1, 2010. Interest on the unpaid balance of the Original Note was computed at a rate per annum equal to 8.50% (net of withholding taxes) and we were responsible for the payment of any withholding taxes due on the interest payments. The Note required us to make quarterly interest payments and was prepayable in whole or in part at any time without penalty or premium at our election. We prepaid $21 million of the principal in July 2010. In September 2010, we executed an amended and restated term promissory note with Petroleum (the "First Amended Note") with a principal amount of $44 million and a maturity date of January 1, 2012. In April 2011, we executed a second amended and restated term promissory note with Petroleum (the "Second Amended Note") that extended the maturity date to January 1, 2013. Interest on the unpaid balance of the Second Amended Note will be computed at a rate per annum equal to 8.25% (net of withholding taxes) and we continue to be responsible for the payment of any withholding taxes due on interest payments. The Second Amended Note requires us to make quarterly interest payments prior to maturity and the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default. The Original Note, the prepayment of the Original Note, the First Amended Note and the Second Amended Note were approved by our Audit Committee in September 2009, June 2010, September 2010 and April 2011, respectively, in accordance with our policies for related party transactions. The table below sets forth certain aggregate information pertaining to the Original Note, the First Amended Note and the Second Amended Note:

Largest Amount of Principal Outstanding During 2011:	$44,000,000
Amount of Principal Outstanding at December 31, 2011:	$26,500,000
Principal Paid in 2011:	$17,500,000
Interest Paid in 2011 (net of withholding taxes):	$3,289,828

Subordinated Promissory Note With Delek Petroleum

In April 2011, we executed a subordinated term promissory note in the principal amount of $40 million (the "Subordinated Note") with Petroleum. The Subordinated Note matures on December 31, 2017 and is subordinated to our $100 million term loan facility with Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA. Interest on the unpaid balance of the Subordinated Note will be computed at a rate per annum equal to 7.25% (net of withholding taxes) and we are responsible for the payment of any withholding taxes due on interest payments. The payment of the principal and interest on the Subordinated Note may be accelerated upon the occurrence and continuance of customary events of default. The Subordinated Note requires us to make quarterly interest payments commencing June 30, 2011 and annual principal amortization payments of $6 million commencing June 30, 2012. The Subordinated Note was approved by our Audit Committee in April 2011 in accordance with our policies for related party transactions. The table below sets forth certain aggregate information pertaining to the Subordinated Note:

Largest Amount of Principal Outstanding During 2011:	$40,000,000
Amount of Principal Outstanding at December 31, 2011:	$40,000,000
Principal Paid in 2011:	—
Interest Paid in 2011 (net of withholding taxes):	$1,970,411

Consulting Arrangement with Charles Green

During the twelve months ended December 31, 2011, we engaged the services of Charles H. Green, the father of one of our named executive officers, Frederec Green, to provide assistance and guidance, primarily in the area of electrical reliability, at our Tyler refinery. We paid Charles H. Green $100 per hour for services rendered and, during the twelve months ended December 31, 2011, we paid him approximately $151,100 for these services. The consulting arrangement with Charles H. Green commenced prior to the adoption of our related party transactions policy in 2007. However, it was approved by our Audit Committee in March 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following section entitled "Compensation Discussion and Analysis" is intended to provide material information that is necessary to an understanding of our compensation policies and decisions regarding the five individuals named in the Summary Compensation Table on page 20 of this Proxy Statement. These five individuals may be referred to as our "named executive officers" or "NEOs" herein.

Compensation Overview, Objectives and Philosophy

Our NEO compensation framework in 2011emphasized retention and recruitment in a manner that supported stockholder value. The 2011 framework was designed to reward the performance of our NEOs with reference to the overall performance of the company. Going forward, we have developed a compensation framework that is designed to:

- Attract, motivate and retain key executives;
- Centralize administration and control over individual compensation components;
- Align the long-term economic interests of our executives with those of our stockholders by providing a portion of executive compensation in the form of equity awards; and
- Reward excellence and performance by executives that increases the value of our stock and promotes an ethical culture amongst our employees.

These objectives govern the decisions that the Compensation and Incentive Plan Committees make with respect to the amount and type of compensation payable to our NEOs. Further, we believe that these objectives strengthen our commitment to operate our business with the highest standards of ethical conduct.

Elements of Our Compensation

The compensation framework for our NEOs consists of the following three key elements:

- *Fixed Compensation*: Base salaries, fixed bonuses, fringe benefits, perquisites, severance and other benefits are primarily intended to attract and retain our NEOs by providing reliable compensation that is not contingent upon short-term or long-term objectives.
- *Discretionary Compensation*: Discretionary cash bonuses in the form of annual and/or special bonuses are primarily intended to reward superior performance by our NEOs. Discretionary cash bonuses also support fixed compensation in attracting and retaining our NEOs.
- *Long Term Incentive Compensation*: Equity awards such as non-qualified options to purchase Common Stock ("NQSOs"), stock appreciation rights ("SARs") and restricted stock units ("RSUs") are primarily intended to reward superior longer-term performance by our NEOs and align the long-term economic interests of our NEOs with our stockholders. Equity awards also support each of the other two elements of our compensation by helping to attract and retain our NEOs and reward superior performance.

Each of these elements is discussed further below.

Compensation Setting Process

Our Board of Directors has determined that we are a "controlled company" for purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controls more than 50% of our voting power. As a controlled company, we rely upon an exemption from the NYSE requirement which would otherwise require our Compensation Committee to be composed entirely of independent directors. Among the three members of our Compensation Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. All five members of our Incentive Plan Committee qualify as independent under applicable SEC rules and regulations and the rules of the NYSE.

Because our chief executive officer, Mr. Yemin, serves as the Chairman of the Compensation Committee, his compensation is determined by the disinterested members of the Board. Mr. Yemin does not participate in discussions pertaining to his compensation with AON or Board deliberations with regard to his compensation. Mr. Yemin's compensation in 2011 was partially dictated by the terms of his employment agreement which was executed in 2009. The disinterested members of the Board of Directors determined Mr. Yemin's bonus in 2011. The Compensation Committee is responsible for determining the amount and mix of total compensation to be paid to the other NEOs, and the Compensation Committee relies heavily on the input and recommendations of Mr. Yemin in making these determinations. The Compensation Committee also relies to a lesser extent upon studies performed for it by AON. Since the establishment of the Board's Incentive Plan Committee in May 2010, it has assumed primary responsibility for grants of equity awards under the Plan. For a description of the Incentive Plan Committee's delegation of authority to management, you should read the narrative discussion on page 11 of this Proxy Statement.

NEO compensation is generally paid in cash as base salary and bonus, although this is not due to any specific practice, policy or formula regarding the allocation between long-term and currently paid out compensation, between cash and non-cash compensation or between the different forms of non-cash compensation. Our goal from year to year is to develop an appropriate mix of fixed, discretionary and long-term compensation to attract and retain our NEOs while simultaneously incentivizing the NEOs to exert their best efforts to maximize near term results and longer term value for both us and our stockholders. In recognition of the completion of the Company's acquisition of the El Dorado refinery, we paid special bonuses to our NEOs in May 2011. In recognition of the Company's financial performance during the 2011 fiscal year, we paid discretionary bonuses to our NEOs in March 2012 for their service during the 2011 fiscal year. In addition, certain non-discretionary bonuses were paid to Messrs. Cox, Ginzburg, Green and Zamir pursuant to their respective employment agreements.

External Consultants / Benchmarking

We believe that, in some circumstances, external compensation consultants can provide valuable assistance to us in setting NEO compensation. Prior to our initial public offering, we engaged AON to provide advice to the Board of Directors in formulating NEO compensation. We identified a group of comparator companies (in consultation with AON), and AON researched this group in terms of base salary, total cash compensation and total compensation. In 2007, we engaged AON to reevaluate the comparator group and provide a competitive review of NEO compensation relative to published surveys and the comparator group including base salaries, annual incentives, total cash compensation, long-term incentives and total direct compensation. After the expiration of Mr. Yemin's prior employment agreement in April 2009, the disinterested members of the Compensation Committee engaged AON to provide a chief executive officer total compensation analysis and target compensation report. In 2010, the Compensation Committee engaged AON to provide a director compensation analysis and target compensation report. We expect that, from time to time, the Compensation Committee will continue referencing data provided by AON (or similar external consultants) in setting NEO and director compensation.

We believe that effective executive compensation practices depend upon the particular facts and circumstances of each employer and should not be dictated by the practices of others. Therefore, our NEO compensation practices are not designed to track any particular company or group of companies. However, we believe that referencing compensation data from certain companies from time to time can be a useful tool in our decision making process for all areas of our compensation framework. We developed our initial list of comparator companies in consultation with AON prior to our initial public offering. The list of comparator companies referenced by us between March 2010 and March 2012 was comprised of Alon USA Energy, Inc., CVR Energy, Inc., Holly Corporation, Western Refining, Inc., Casey's General Stores, Inc., The Pantry, Inc., Susser Holdings Corporation and TravelCenters of American, LLC.

As a result of a review of our comparator companies in March 2012, we added Calumet Specialty Products Partners, LP to, and removed Holly Corporation and TravelCenters of America, LLC from, the list of comparator companies referenced since March 2010. These changes are based upon our desire to maintain a group to companies with market capitalization and annual revenues similar to our own and also reflect the growth of our refining operations in the past year.

The current list of comparator companies is set forth below and may be referenced in developing our 2012 compensation framework. We believe the two groups provide an appropriate comparative cross-section of industry and human-resource competitors with market capitalization and operational complexity similar to ours.

Refining Companies	**Retail Companies**
Alon USA Energy, Inc.	Casey's General Stores, Inc.
Calumet Specialty Products Partners, LP	The Pantry, Inc.
CVR Energy, Inc.	Susser Holdings Corporation
Western Refining, Inc.	

Fixed Compensation

Our NEOs typically receive a majority of their overall cash compensation as base salary and, to a lesser extent, bonuses pursuant to the terms of their employment agreements. The 2011 fiscal year serves as an exception due to the discretionary bonuses paid to our NEOs in recognition of the completion of a significant milestone and overall financial performance during the year. Generally, NEO base salaries and other elements of fixed compensation have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer (except as it pertains to his own compensation), based upon his determination of each employee's individual performance, position and increased responsibilities assumed, how much others at the Company are paid, and contributions to both our financial performance and ethical culture. We generally seek to position NEO base salaries at or below the market median of the peer group. The fixed compensation paid to our NEOs during the 2011 fiscal year was largely dictated by the terms of each NEO's employment agreement. For a description of these employment agreements, you should read the narrative discussion beginning on page 22 of this Proxy Statement.

Base salaries are reviewed annually. In May 2011, AON completed a review of our NEO compensation of behalf of the Compensation Committee. The Compensation and Incentive Plan Committees referenced this review in establishing the employment agreements for Mr. Zamir in May 2011, Mr. Ginzburg in August 2011 and Messrs. Cox and Green in November 2011. There have been no material changes to the salaries or other fixed compensation to be paid to our NEOs in 2012 from that paid to our NEOs in 2011. The Compensation Committee believes that the fixed compensation paid to our NEOs is appropriate and helps to achieve our objectives to attract, retain and motivate our NEOs. For a description of the base salaries and other elements of fixed compensation paid to our NEOs for 2011, please refer to the Summary Compensation Table beginning on page 20 of this Proxy Statement.

Discretionary Compensation

Annual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance and, to a lesser extent, individual performance during the year. At the end of each calendar year, management prepares, and the Board of Directors approves, an annual bonus budget for all eligible employees (including our NEOs other than Mr. Yemin) as part of the overall operating budget for the Company. The annual bonus pool for 2011 was developed in late 2010 by Mr. Yemin with reference to the prior year's pool and the 2011 overall budget. The bonus budget may be adjusted downward based on the Company's actual results or other factors. Total annual bonuses to NEOs will generally be limited to the amount of this pool and will be based on the individual's level of responsibility within the Company and, to a lesser extent, the individual's performance. There are no predetermined formulae, weighted factors or specified list of criteria that is followed in setting bonuses. However, the employment agreements with our NEOs (other than Mr. Yemin) define a range of percentages within which annual bonuses (if any) must fall. Annual bonuses for a fiscal year are typically determined in the first quarter of the ensuing fiscal year.

Unlike our other NEOs whose annual cash bonuses are dictated by contractually specified ranges and determined and paid during the first quarter of the year in recognition of service in the prior calendar year, annual cash bonuses paid to Mr. Yemin are not subject to any contractual predetermined range and are typically determined and paid after the first quarter of the year. As the top ranking executive of a subsidiary of a foreign company, the timing of Mr. Yemin's bonus is influenced by the compensation practices of Delek Group which pays its executive bonuses after the first quarter.

We did not pay annual bonuses to our NEOs for the 2009 and 2010 fiscal years due to the Company's performance during those years. However, based upon the Company's performance in 2011, our Compensation Committee approved annual bonuses to our NEOs (and employees generally) in March 2012 in recognition of service during the 2011 fiscal year. These bonuses were consistent with the 2011 bonus pool.

In addition, special cash bonuses may also be granted to our NEOs from time to time in order to reward outstanding performance, acknowledge the achievement of business milestones or promote retention. In recognition of the completion of the Company's acquisition of the El Dorado refinery, which established us as a multiple asset refiner and more than doubled our aggregate refining capacity, we paid special bonuses to our NEOs (and employees generally) in May 2011.

The Compensation Committee believes that the bonuses paid to our NEOs for 2011 were appropriate due to Company-wide performance and help achieve our objectives to retain and motivate our NEOs for their excellent performance.

Long-Term Incentives

In connection with amendments to our Plan in May 2010, the Board of Directors formed the Incentive Plan Committee to administer grants of long-term incentive awards under the Plan. The Incentive Plan Committee believes that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our NEOs is appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Incentive Plan Committee believes that the best interests of our stockholders will be most effectively advanced by enabling our NEOs, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Because the vesting of long-term awards is based upon continued employment with us, the awards are designed to provide our NEOs with an incentive to remain with us. Since long-term awards will increase in value in conjunction with an increase in the value of our Common Stock, the awards are also designed to align the interests of our NEOs and our stockholders. For a description of the long-term incentive awards granted to our NEOs for 2011, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement and the Grants of Plan-Based Awards in 2011 Table on page 21 of this Proxy Statement. For a description of our 2006 Long-Term Incentive Plan, you should read the narrative discussion set forth below. For a description of the Incentive Plan Committee's limited delegation of authority to our chief executive officer to grant certain SARs and NQSOs, as well as the predetermined quarterly grant date practices upon which this authority must be exercised, you should read page 11 of this Proxy Statement.

2006 Long-Term Incentive Plan

In anticipation of our initial public offering, our Board of Directors and then sole stockholder adopted the Plan in April 2006, and amendments to the Plan were approved by our Board and stockholders on May 4, 2010. At December 31, 2011, the Plan provided equity-based compensation to approximately 350 of our employees, including our NEOs and, in March 2012, we made our initial grant of equity-based compensation to approximately 250 of our employees involved in our El Dorado operations. The Plan permits us to grant NQSOs, SARs, restricted stock, RSUs and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including advisory board members) who perform services for us or our affiliates.

Generally, the Incentive Plan Committee administers the Plan, and has discretion to select the persons to whom awards will be made under the Plan and prescribe the terms and conditions of each award under the Plan, with the exception of the delegation of authority to Mr. Yemin with respect to some equity awards, as discussed above under "Committees of the Board — Incentive Plan Committee." For a description of the Incentive Plan Committee's delegation of authority to grant equity awards, you should read the narrative discussion on page 11 of this Proxy Statement.

In addition to the Incentive Plan Committee, the Board of Directors also has the power to administer the Plan. With respect to the application of the plan to non-employee directors, the disinterested members of the Board of Directors have sole responsibility and authority for matters relating to the grant and administration of awards.

The exercise or base price of all NQSOs and SARs awarded to our NEOs under the Plan is set at or above market price at the time of the award. For a description of how the grant dates of certain equity awards are predetermined with reference to the expected release of material non-public information, you should read the narrative discussion under the heading "Incentive Plan Committee" beginning on page 11 of this Proxy Statement.

From the inception of the Plan through May 2009, all employee NQSOs under the Plan were awarded in two simultaneous grants. 75% of the NQSOs awarded were exercisable at the greater of $16.00 (the initial public offering price of our stock) or the market price of the stock on the grant date, and the remaining 25% of the NQSOs awarded were exercisable at $21.00 or, if the market price exceeded $16.00 on the grant date, 140% of the market price on the grant date. Since June 2009, equity awards under the Plan have generally been subject to four year ratable vesting and exercise or base prices equal to the market price of our stock on the grant date. We define the market price of our stock as the NYSE closing price on the date of the grant, or the last previous NYSE closing price if the date of the grant occurs on a day when the NYSE is not open for trading.

From the inception of the Plan through 2010, most awards of RSUs to employees have vested ratably on the first four anniversaries of the grant date. In connection with the employment agreements executed with our NEOs (other than Mr. Yemin) in 2011, RSUs were granted that vest quarterly during the term of the NEO's employment agreement (subject to a minimum six month vesting period). We believe the quarterly vesting granted to our NEOs (other than Mr. Yemin) in 2011 was appropriate and helps to achieve our objectives to retain and motivate our NEOs. In contrast to appreciation awards such as NQSOs and SARs, we believe grants of full value awards such as RSUs are beneficial because they are provided at no cost (other than taxes) to the executive and provide further incentive for such individuals to remain with us. Additionally, holders of RSUs are credited with dividend equivalents for any cash dividends paid on the number of shares covered by the RSUs as a cash deferral, which deferral is settled in cash upon the vesting of the RSUs, thereby providing an additional element of compensation. In 2011, 840,000 RSUs were granted to our employees, including 630,000 to our NEOs.

Upon the closing of our initial public offering in May 2006, certain directors and employees (other than Mr. Yemin) received their first grants of NQSOs and RSUs under the Plan. In 2011, we continued to make initial grants of equity awards to newly hired employees based primarily upon an employee's responsibilities within the company. The initial equity grants are designed to assist in recruitment and retention. In addition, these initial equity grants provide our employees with an immediate stake in our performance and are intended to immediately align the interests of our directors, employees and stockholders by providing a direct incentive for directors and employees to focus on stockholder value. Between the closing of our initial public offering and its first anniversary in May 2007, the scale utilized for initial grants was equivalent to approximately 75% of the scale used at the time of the initial public offering. Since May 2007, the scale applied to the grants of equity awards to newly hired employees has been equivalent to approximately 50% of the amounts granted at the time of the initial public offering. Beginning in June 2010, our Board of Directors and its Incentive Plan Committee began using SARs, rather than NQSOs, as the primary form of appreciation awards under the Plan. We expect that SARs will require us to issue fewer shares under the Plan and will, therefore, be less dilutive to our stockholders.

Beginning in June 2007, certain of our directors and employees (other than Mr. Yemin) have been granted an annual equity award each year on June 10 (one of our predetermined quarterly grant dates). The annual grant has generally been made to all employees who received equity awards under the Plan during the prior calendar year. The scale used for the annual grants has been approximately 10% of the scale used at the time of the initial public offering. The annual grants are designed to maintain the alignment of interests of our employees and stockholders for the long term.

We intend to continue our practice of providing long-term equity-based compensation through time-vested grants to certain employees, including our NEOs. We anticipate that future grants of SARs will generally have four-year ratable vesting and exercise prices equal to the price of our stock on the grant date. We also intend to continue our practice of making initial grants to new employees as well as annual grants in quantities less than the employee's initial grant. The Incentive Plan Committee does not currently consider gains from prior equity awards in setting other elements of compensation.

Fringe Benefits, Perquisites and Severance Provisions

Our NEOs are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability insurance. We also sponsor a voluntary 401(k) Employee Retirement Savings Plan ("401(k) Plan") for eligible employees (including our NEOs) administered by Fidelity Management Trust Company. Employees must be at least 21 years of age with at least 1,000 hours worked to be eligible to participate in the 401(k) Plan. After the first anniversary of employment with us, we match employee contributions to the 401(k) Plan, including those by our NEOs, on a fully vested basis up to a maximum of six percent of eligible compensation.

Since the 2008 tax year, we have reimbursed our executive officers for the cost of professional preparation of their income tax returns. Because our executive officers are typically among our most highly compensated employees, their personal tax returns may be examined in connection with examinations of our tax returns. In addition, Exchange Act reporting requirements expose the executive officers' compensation to public scrutiny. We believe that encouraging our executive officers to seek professional tax advice will (a) mitigate the personal risks that accompany the heightened scrutiny of their compensation, (b) provide us with a retention and recruiting tool for executive officers, and (c) protect us from the negative publicity that could surround an executive officer's misstatement of his or her personal income tax liabilities.

In addition, we provided limited additional perquisites to our NEOs in 2011. Messrs. Yemin, Ginzburg and Zamir each received residence benefits, the use of a company-owned automobile and $1,000 per child per month to cover education expenses for their minor children. Messrs. Yemin and Ginzburg were provided with the cost of roundtrip business class airfare for trips to Israel for each of them and their families and Mr. Green was provided with the cost of roundtrip airfare for his spouse and minor children for trips to our refineries. We reimbursed Messrs. Yemin, Ginzburg and Green for the value of income taxes incurred as result of airfare benefits and any imputed value of rent-free residence in a company-owned home. Pursuant to the terms of the employment agreements executed by each of Messrs. Ginzburg and Green, we reimburse them for the value of income taxes incurred as a result of vested RSUs granted under those agreements. We expect these perquisites to continue in 2012. In addition, we expect that Mr. Zamir will receive airfare benefits (including tax reimbursement) and Mr. Cox will be reimbursed for the value of income taxes incurred as a result of certain vested RSUs in 2012. For a description of the perquisites paid to our NEOs for 2011, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement.

The employment agreements with our NEOs as well as the terms of the Plan may require us to provide compensation or other benefits to our NEOs in connection with certain events related to a termination of employment or an exchange transaction. The employment agreements may also allow us to "clawback" certain compensation from our NEOs in connection with certain terminations of employment by the NEO. For a description of the terms of these arrangements see "Potential Payments Upon Termination or Change-in-Control" beginning on page 27 of this Proxy Statement. We have established these arrangements because we believe that providing NEOs with compensation and benefit arrangements upon termination or an exchange transaction is necessary for us to be competitive with compensation packages of our peer companies and assists us in recruiting and retaining talented executives. In addition, formalizing these benefits provides us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is terminated.

Advisory Vote on Executive Compensation

We conducted our first advisory vote on executive compensation at our 2011 Annual Meeting of Stockholders. While this vote was not binding on us, our Board of Directors or our Compensation and Incentive Plan Committees, we believe it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, our compensation policy and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statement. Our Board of Directors and our Compensation and Incentive Plan Committees value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in the proxy statement, our Board of Directors will consider our stockholders concerns and our Compensation and Incentive Plan Committees will evaluate whether any actions are necessary to address the concerns. In addition to the advisory vote on executive compensation, we encourage ongoing engagement with our stockholders on executive compensation and corporate governance issues.

At the 2011 Annual Meeting, more than 75% of the votes cast on the advisory vote on executive compensation proposal (Proposal 3) were in favor of our NEO compensation as described in our proxy statement. As a result, our NEO compensation was approved (on an advisory basis) by our stockholders. The Board of Directors and Compensation and Incentive Plan Committees reviewed these voting results and, given the level of support, determined that no changes to our NEO compensation policies and decisions were necessary as a result of the advisory vote. We have also determined that our stockholders should vote on an advisory say-on-pay proposal every third year, consistent with the preference expressed by our stockholders at the 2011 Annual Meeting.

Stock Ownership Requirements

We do not have express stock ownership guidelines.

Prohibition Against Speculative Transactions

Our Code of Business Conduct & Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock in an effort to hedge certain economic risks or otherwise.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who may have regular access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading "black-out" periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a trading plan within 30 days after adoption. In addition, we discourage termination or amendment of trading plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Ezra Uzi Yemin, Chairman
Asaf Bartfeld
Carlos E. Jordá

2011 Summary Compensation Table

The following Summary Compensation Table sets forth the compensation for our chief executive officer (Mr. Yemin), our chief financial officer (Mr. Cox) and our three other most highly compensated executive officers for the fiscal year ended December 31, 2011 (Messrs. Ginzburg, Green and Zamir). The table also provides comparative information for these officers for the two prior fiscal years. We refer to these individuals collectively herein as our "named executive officers" or "NEOs." The footnotes to the Summary Compensation Table set forth narrative discussions of the material factors necessary to understand the information disclosed in the table.

(a)	(b)		(c)		(d)		(e)	(f)	(i)		(j)
Name and Principal Position	Fiscal Year		Salary*		Bonus		Stock Awards	Option Awards	All Other Compensation		Total
			($)	(1)	($)(2)	(1)	($)(3)	($)(4)	($)		($)
Ezra Uzi Yemin, President / Chief Executive Officer	2011		468,000	23.6%	700,000	35.3%	—	—	816,086	(5)	1,984,086
	2010		468,000	48.1%	—	0.0%	—	—	504,677		972,677
	2009		486,000	13.7%	—	0.0%	—	2,767,201	290,502		3,543,703
Mark B. Cox, Executive Vice President / Chief Financial Officer	2011		263,077	8.7%	555,000	18.4%	2,130,000	47,905	15,182	(6)	3,011,164
	2010		240,000	48.0%	228,058	45.6%	—	24,505	7,050		499,613
	2009	(7)	73,846	13.5%	50,000	9.1%	249,600	174,217	263		547,926
Assaf Ginzburg, Executive Vice President	2011		263,077	6.6%	700,000	17.5%	2,784,000	47,905	203,645	(8)	3,998,627
	2010		233,077	52.0%	50,000	11.1%	—	24,505	141,021		448,603
	2009		213,077	23.2%	50,000	5.4%	275,100	310,619	71,587		920,383
Frederec Green, Executive Vice President	2011		256,154	7.8%	750,000	22.9%	2,130,000	47,905	87,011	(9)	3,271,070
	2010		233,077	63.3%	50,000	13.6%	—	24,505	60,352		367,934
	2009		222,692	27.8%	50,000	6.2%	275,100	218,120	35,233		801,145
Igal P. Zamir, Executive Vice President	2011		250,923	7.5%	400,000	12.0%	427,500	2,151,105	103,801	(10)	3,333,329
	2010		220,000	50.3%	120,000	27.4%	—	24,505	72,735		437,240
	2009	(11)	121,000	21.0%	50,000	8.7%	137,550	173,853	93,912		576,316

* Represents 26, 26 and 27 bi-weekly pay periods during the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

(1) This column represents the dollar amount as a percentage of the Total Compensation figure set forth in column (j).

(2) Bonuses for the 2011 fiscal year consist of (a) special bonuses in the amounts of $700,000, $250,000, $300,000, $300,000 and $200,000 for Messrs. Yemin, Cox, Ginzburg, Green and Zamir, respectively, (b) contract bonuses in the amounts of $130,000, $190,000, $190,000 and $75,000 for Messrs. Cox, Ginzburg, Green and Zamir, respectively, and (c) annual bonuses in the amounts of $175,000, $210,000, $260,000 and $125,000 for Messrs. Cox, Ginzburg, Green and Zamir, respectively.

(3) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of RSUs granted under the Plan. Fair value is calculated using the closing price of our stock on the date of grant. The per unit grant date fair value for the 2011 grants was $14.25 for Mr. Zamir, $13.92 for Mr. Ginzburg and $10.65 for Messrs. Cox and Green. Assumptions used in the calculation of this amount for the 2011 fiscal year are included in footnote 12 to our audited financial statements for the 2011 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 14, 2012.

(4) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of SAR and NQSO awards granted under the Plan. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount for the 2011 fiscal year are included in footnote 12 to our audited financial statements for the 2011 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 14, 2012.

(5) For the fiscal year 2011, the amount in this column includes dividend equivalents in the amount of $490,897, matching contributions to the Company's 401(k) Plan in the amount of $14,700 and the incremental costs of the following perquisites: rent-free residence in a company-owned house in the amount of $129,975, reimbursement of the value of income taxes incurred as a result of the residence benefit in the amount of $69,986, a family education allowance in the amount of $36,000, the value of roundtrip airfare to Israel for himself and his family in the amount of $41,374, reimbursement of the value of income taxes incurred as a result of the airfare benefit in the amount of $26,956, personal use of a company-owned automobile and professional tax preparation fees. We calculated the aggregate incremental cost of Mr. Yemin's residence benefit as the fair rental value of the company-owned home provided to Mr. Yemin. We calculated the aggregate incremental cost of the education allowance, airfare benefits and tax reimbursements as the dollar amount paid by us for each.

(6) For the fiscal year 2011, the amount in this column includes matching contributions to the Company's 401(k) Plan in the amount of $12,000.

(7) Mr. Cox commenced employment with us in September 2009.

(8) For the fiscal year 2011, this amount includes matching contributions to the Company's 401(k) Plan in the amount of $14,700 and the incremental costs of the following perquisites: rent-free residence in a company-owned house from January 2011 through June 2011 and residence allowances from July 2011 through December 2011 in the aggregate amount of $35,956, reimbursement of the value of income taxes incurred as a result of the residence benefit in the amount of $21,497, reimbursement in the amount of $80,757 for the value of income taxes incurred as a result of vested RSUs, a family education allowance, personal use of a company-owned automobile, professional tax preparation fees, the value of roundtrip airfare to Israel for Mr. Ginzburg and his family and reimbursement of the value of income taxes incurred as a result of the airfare benefits in the amount of $8,908. We calculated the aggregate incremental cost of Mr. Ginzburg's residence benefit as the fair rental value of a company-owned home provided to Mr. Ginzburg. We calculated the aggregate incremental cost of Mr. Ginzburg's residence allowance and tax reimbursement as the dollar amount paid by us to Mr. Ginzburg for each.

(9) For the fiscal year 2011, this amount includes matching contributions to the Company's 401(k) Plan in the amount of $10,808 and the incremental costs of the following perquisites: reimbursement in the amount of $58,828 for the value of income taxes incurred as a result of vested RSUs, airfare benefits and reimbursement of the value of income taxes incurred as a result of the airfare benefits in the amount of $5,726. We calculated the aggregate incremental cost of the tax reimbursement as the dollar amount paid by us to Mr. Green.

(10) For the fiscal year 2011, this amount includes matching contributions to the Company's 401(k) Plan in the amount of $14,700 and the incremental costs of the following perquisites: a residence allowance in the amount of $47,308, a family education allowance in the amount of $36,000, personal use of a company-owned automobile and professional tax preparation fees. We calculated the aggregate incremental cost of the residence and education allowances as the dollar amount paid by us for each.

(11) Mr. Zamir commenced employment with us in June 2009.

Grants of Plan Based Awards in 2011

The following table provides information regarding plan-based awards granted to our NEOs during fiscal year 2011.

Name	Grant Date	Authorization Date	Stock Awards: Number of Shares of Stock or Units (1)	Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards (Per Share) (3)	Grant Date Fair Value of Stock and Option Awards (4)
Ezra Uzi Yemin	—	—	—	—	—	—
Mark B. Cox (5)	6/10/2011	5/3/2011	—	6,500	$14.25	$47,905
	12/10/2011	11/1/2011	200,000	—	—	$2,130,000
Frederec Green (6)	6/10/2011	5/3/2011	—	6,500	$14.25	$47,905
	12/10/2011	11/1/2011	200,000	—	—	$2,130,000
Assaf Ginzburg (7)	6/10/2011	5/3/2011	—	6,500	$14.25	$47,905
	9/10/2011	8/2/2011	200,000	—	—	$2,784,000
Igal P. Zamir (8)	6/10/2011	5/3/2011	—	6,500	$14.25	$47,905
	6/10/2011	5/24/2011	—	110,000	$14.25	$810,700
	6/10/2011	5/24/2011	—	55,000	$15.68	$335,500
	6/10/2011	5/24/2011	—	55,000	$17.10	$327,250
	6/10/2011	5/24/2011	—	55,000	$18.53	$318,450
	6/10/2011	5/24/2011	—	55,000	$19.95	$311,300
	6/10/2011	5/24/2011	30,000	—	—	$427,500

(1) All awards in this column are RSUs.

(2) All awards in this column are SARs.

(3) For a description of the manner in which we determine the base prices of SARs under the Plan, you should read the discussion at page 17 of this Proxy Statement.

(4) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes over the expected term of the grant. Assumptions used in the calculation of this amount for the 2011 fiscal year are included in footnote 12 to our audited financial statements for the 2011 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 14, 2012.

(5) See footnotes 6 and 7 to the Outstanding Equity Awards at December 31, 2011 table for the vesting schedules for Mr. Cox's awards.

(6) See footnotes 6 and 10 to the Outstanding Equity Awards at December 31, 2011 table for the vesting schedules for Mr. Green's awards.

(7) See footnotes 6 and 12 to the Outstanding Equity Awards at December 31, 2011 table for the vesting schedules for Mr. Ginzburg's awards.

(8) See footnotes 6 and 14 to the Outstanding Equity Awards at December 31, 2011 table for the vesting schedules for Mr. Zamir's awards.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Yemin Employment Agreement

Upon the expiration of Mr. Yemin's prior employment agreement in April 2009, we engaged AON to provide a chief executive officer total compensation analysis and target compensation report. AON reviewed published industry survey data for companies of similar size and scope as well as chief executive officer compensation data from our comparator companies. Based upon its research, AON recommended minimum, target and maximum compensation levels for Mr. Yemin divided into base salary, cash bonus and long-term incentive components. On September 25, 2009, the Board of Directors approved, and the Company entered into, an employment agreement with Mr. Yemin. The total compensation package set forth in the agreement is approximately equivalent to AON minimum recommendation.

The agreement is effective May 1, 2009 and expires on October 31, 2013. Under the terms of the agreement, Mr. Yemin will continue to serve as the Company's President and Chief Executive Officer, will receive a base monthly salary of $39,000 and will be eligible to receive bonuses at the discretion of the Board. During his employment, he will also continue to receive the following perquisites: rent-free residence in a Company-owned home, the option to purchase the residence at the greater of the Company's cost or fair market value, the use of a Company-owned automobile, the cost of reasonable personal travel to Israel during each calendar year for himself, his spouse and each of his minor children, an education allowance of $1,000 per month for each of his minor children and the reasonable costs of professional preparation of his personal income tax return(s). Income taxes incurred by Mr. Yemin on residence and airfare benefits will be grossed up and reimbursed to him at his marginal tax rate.

Under the terms of the agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009. The SARs will expire upon the earlier of the first anniversary of Mr. Yemin's termination of employment or October 31, 2014 (the first anniversary of the expiration of the agreement). In general, unvested SARs will expire immediately upon Mr. Yemin's termination of employment. The SARs may be settled in shares of Common Stock or cash at the Company's sole discretion. During the term of the SARs, the Company will also pay dividend equivalents in cash to Mr. Yemin on all shares subject to outstanding vested SARs and will accrue such dividend equivalents on shares subject to unvested SARs.

Under the terms of the agreement, Mr. Yemin may receive certain benefits upon the expiration or termination of his employment. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms of Mr. Yemin's employment agreement.

Cox Employment Agreements

We entered into an employment agreement with Mr. Cox in connection with his hiring as our Executive Vice President and Chief Financial Officer in 2009. Under the terms of the 2009 agreement, Mr. Cox was paid a contract bonus of $50,000 in January 2011 and received a base salary of $260,000 from January through October of 2011. In connection with the 2009 agreement, Mr. Cox was granted 30,000 RSUs and a NQSO to purchase 60,000 shares of our Common Stock on September 10, 2009. The RSUs and NQSO vest ratably over the first four anniversaries of the grant date.

On November 1, 2011, we entered into a new employment agreement with Mr. Cox that expires on October 31, 2016 and generally supersedes his 2009 agreement. Under the terms of the 2011 agreement, Mr. Cox received a cash bonus of $80,000 and will receive a base salary of $280,000. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Cox is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Cox was granted 200,000 RSUs on December 10, 2011 of which 21,500 will vest on June 10, 2012 and 10,500 will vest on the tenth day of the last month of each calendar quarter thereafter through September 10, 2016. Income taxes incurred by Mr. Cox as a result of RSUs granted under the 2011 agreement will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our common stock were $13.00 on each RSU vesting date.

Mr. Cox may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Ginzburg Employment Agreements

We entered into an employment agreement with Mr. Ginzburg in 2009 under which he received a base salary of $240,000 from January through April 2011 and $260,000 in May and June of 2011. In addition, he was paid a contract bonus of $50,000 in May

2011 and an education allowance of $1,000 per month for each of his minor children. We reimbursed Mr. Ginzburg for the reasonable costs of professional preparation of his personal income tax return(s) and two personal trips to Israel during each calendar year for himself, his spouse and his minor children. We also provided Mr. Ginzburg with rent-free residence in a company-owned home and the personal use of a company-owned automobile. Income taxes incurred by Mr. Ginzburg as a result of his residence and airfare benefits were grossed up at his marginal tax rate. Under the terms of the 2009 agreement, Mr. Ginzburg was also granted a NQSO to purchase 90,000 shares of our Common Stock and 30,000 RSUs on June 10, 2009 that vest ratably over the first three anniversaries of the grant date. Income taxes incurred by Mr. Ginzburg as a result of these 30,000 RSUs have been, and will continue to be, grossed up at his marginal tax rate.

On August 4, 2011, we entered into a new employment agreement with Mr. Ginzburg that expires on June 30, 2015 and generally supersedes his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Ginzburg received a cash bonus of $140,000 and will receive a base salary of $280,000 effective July 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Ginzburg is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Ginzburg will continue to be paid an education allowance of $1,000 per month for each of his minor children, will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s) and one personal trip to Israel during each calendar year for himself, his spouse and his minor children and will continue to be provided the personal use of a company-owned automobile. Income taxes incurred by Mr. Ginzburg as a result of his airfare benefits will be grossed up at his marginal tax rate. Under the 2011 agreement, Mr. Ginzburg is paid a residence allowance of $4,500 per month in lieu of the rent-free residence benefit provided to him under his 2009 agreement. On September 10, 2011, Mr.Ginzburg was granted 200,000 RSUs of which 26,671 vested on March 10, 2012 and 13,333 will vest on the tenth day of the last month of each calendar quarter thereafter through June 10, 2015. Income taxes incurred by Mr. Ginzburg as a result of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our common stock were $13.00 on each RSU vesting date.

Mr. Ginzburg may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Green Employment Agreements

We entered into an employment agreement with Mr. Green in 2009 under which he received a base salary of $240,000 from January through April 2011, a base salary of $260,000 from May through October of 2011 and a contract bonus of $50,000 in May 2011. We reimbursed Mr. Green for the reasonable cost of airfare for his spouse and minor children for trips to our refineries and grossed up the income taxes incurred by Mr. Green as a result of his airfare benefits at his marginal tax rate. Under the terms of the 2009 agreement, Mr. Green was also granted a NQSO to purchase 60,000 shares of our Common Stock and 30,000 RSUs on June 10, 2009 that vest ratably over the first four anniversaries of the grant date. Income taxes incurred by Mr. Green as a result of these 30,000 RSUs have been, and will continue to be, grossed up at his marginal tax rate.

On November 1, 2011, we entered into a new employment agreement with Mr. Green that expires on April 30, 2016 and generally supersedes his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Green received a cash bonus of $140,000 and will receive a base salary of $280,000 effective November 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Green is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Green will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). On September 10, 2011, Mr.Green was granted 200,000 RSUs of which 23,750 will vest on June 10, 2012 and 11,750 will vest on the tenth day of the last month of each calendar quarter thereafter through March 10, 2016. Income taxes incurred by Mr. Green as a result of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our common stock were $13.00 on each RSU vesting date.

Mr. Green may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Zamir Employment Agreements

Our retail subsidiary, MAPCO Express, Inc. ("MAPCO"), entered into an employment agreement with Mr. Zamir in 2009 in connection with his hiring as MAPCO's President. Under the terms of the 2009 agreement, Mr. Zamir received the reasonable costs of professional preparation of his personal income tax return(s), the reasonable cost of one personal trip to Israel during each calendar year for himself, his spouse and his minor children, the personal use of a company-owned automobile and an education allowance of $1,000 per month for each of his minor children. Income taxes incurred by Mr. Zamir as a result of his airfare perquisites were grossed up at his marginal tax rate. Pursuant to the terms of the 2009 agreement, Mr. Zamir was granted 15,000 RSUs and a NQSO to purchase 54,000 shares of our Common Stock. The RSUs and NQSO were granted on June 10, 2009 and vest ratably over the first three anniversaries of the grant date.

On May 26, 2011, MAPCO entered into a new employment agreement with Mr. Zamir that expires on December 31, 2015 and generally supersedes his 2009 agreement. Under the terms of the 2011 agreement, Mr. Zamir received a base salary of $240,000 retroactive to June 10, 2010 and has received a base salary of $260,000 since January 1, 2012. Mr. Zamir also received a cash bonus of $75,000 upon execution of the 2011 agreement and another $75,000 cash bonus on January 1, 2012. He will also receive cash bonuses of $75,000 on each of January 1, 2013, January 1, 2014 and January 1, 2015. If annual cash bonuses are generally paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Zamir is guaranteed an annual cash bonus between 25% and 75% of his base salary at the end of the bonus year. He will also continue to receive the reasonable costs of professional preparation of his personal income tax return(s), the reasonable cost of one personal trip to Israel during each calendar year for himself, his spouse and his minor children, the personal use of a company-owned automobile and an education allowance of $1,000 per month for each of his minor children. In addition, the 2011 agreement provides Mr. Zamir with a residence allowance of $2,500 per month retroactive to June 10, 2010. Income taxes incurred by Mr. Zamir as a result of his airfare perquisites will continue to be grossed up at his marginal tax rate. In connection with his 2011 agreement, Mr. Zamir was granted SARs with respect to 330,000 shares of our Common Stock and 30,000 RSUs on June 10, 2011 of which 110,000 SARs with base prices of $14.25 and 10,000 RSUs vested on December 10, 2011. The remaining RSUs will vest on each the next four anniversaries of the grant date and 55,000 SARs will also vest on each of the next four anniversaries of the grant date with base prices of $15.68, $17.1, $18.53 and $19.95, respectively.

Mr. Zamir may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

2006 Long-Term Incentive Plan and Equity Grants

All SAR and RSU grants in 2011 were made pursuant to the Plan. For a description of the Plan and the material terms of the awards reported in the Grants of Plan Based Awards in 2011 table, you should read the discussion beginning at page 17 of this Proxy Statement.

Outstanding Equity Awards at December 31, 2011

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2011.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)
Ezra Uzi Yemin	391,380	— (2)	$8.57	10/31/2014 (3)	—	—
	249,060	— (2)	$8.57	10/31/2014 (3)		
	246,400	— (2)	$12.40	10/31/2014 (3)		
	246,400	— (2)	$13.20	10/31/2014 (3)		
	224,000	22,400 (2)	$14.00	10/31/2014 (3)		
	—	246,400 (2)	$14.80	10/31/2014 (3)		
	—	224,000 (2)	$15.60	10/31/2014 (3)		
Mark B. Cox	30,000	30,000 (4)	$8.32	9/10/2019	215,000 (7)	$2,453,150
	1,625	4,750 (5)	$6.98	6/10/2020		
	—	6,500 (6)	$14.25	6/10/2021		
Frederec Green	30,000	30,000 (8)	$9.17	6/10/2019	215,000 (10)	$2,453,150
	46,703	813 (9)	$9.17	5/9/2016		
	1,625	4,750 (5)	$6.98	6/10/2020		
	—	6,500 (6)	$14.25	6/10/2021		
Assaf Ginzburg	60,000	30,000 (11)	$9.17	6/10/2019	210,000 (12)	$2,396,100
	46,703	813 (9)	$9.17	5/9/2016		
	1,625	4,750 (5)	$6.98	6/10/2020		
	—	6,500 (6)	$14.25	6/10/2021		
Igal P. Zamir	36,000	18,000 (13)	$9.17	6/10/2019	25,000 (15)	$285,250
	1,625	4,750 (5)	$6.98	6/10/2020		
	—	6,500 (6)	$14.25	6/10/2021		
	110,000	— (14)	$14.25	6/10/2021		
	—	55,000 (14)	$15.68	6/10/2021		
	—	55,000 (14)	$17.10	6/10/2021		
	—	55,000 (14)	$18.53	6/10/2021		
	—	55,000 (14)	$19.95	6/10/2021		

(1) Amounts in this column are based upon a fair market value of $11.41 per share which was the NYSE closing price of our Common Stock on Friday, December 30, 2011.

(2) Pursuant to his employment agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 as follows:

SARs (#)	Vesting Date(s)	Base Price
391,380	All vested on 3/31/2010	$8.57
249,060	Vested monthly from 4/30/2010 – 10/31/2010	$8.57
246,400	All vested on 3/31/2010	$12.40
246,400	Vested monthly from 4/30/2010 – 2/28/2011	$13.20
246,400	Vested monthly from 3/31/2011 – 1/31/2012	$14.00
246,400	Vest monthly from 2/29/2012 – 12/31/2012	$14.80
224,000	Vest monthly from 1/31/2013 – 10/31/2013	$15.60

(3) The SARs terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin's termination of his employment agreement for any reason or (ii) October 31, 2014 (the one-year anniversary of the expiration of his employment agreement).

(4) 15,000 NQSOs vest on each of September 10, 2012 and 2013.

(5) 1,625 SARs vest on each of June 10, 2012, 2013 and 2014.

(6) 1,625 SARs vest on each of June 10, 2012, 2013, 2014 and 2015.

(7) 15,000 RSUs granted to Mr. Cox under his 2009 employment agreement vest ratably on September 10, 2012 and 2013. In addition, pursuant to his employment agreement dated November 1, 2011, Mr. Cox was granted 200,000 RSUs on December 10, 2011 that vest as follows:

Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting
6/10/2012	21,500	12/10/2013	10,500	6/10/2015	10,500
9/10/2012	10,500	3/10/2014	10,500	9/10/2015	10,500
12/10/2012	10,500	6/10/2014	10,500	12/10/2015	10,500
3/10/2013	10,500	9/10/2014	10,500	3/10/2016	10,500
6/10/2013	10,500	12/10/2014	10,500	6/10/2016	10,500
9/10/2013	10,500	3/10/2015	10,500	9/10/2016	10,500

(8) 15,000 NQSOs vest on each of June 10, 2012 and 2013.

(9) The NQSOs vest on June 10, 2012.

(10) 15,000 RSUs granted to Mr. Green under his 2009 employment agreement vest ratably on June 10, 2012 and 2013. In addition, pursuant to his employment agreement dated November 1, 2011, Mr. Green was granted 200,000 RSUs on December 10, 2011 that vest as follows:

Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting
6/10/2012	23,750	12/10/2013	11,750	6/10/2015	11,750
9/10/2012	11,750	3/10/2014	11,750	9/10/2015	11,750
12/10/2012	11,750	6/10/2014	11,750	12/10/2015	11,750
3/10/2013	11,750	9/10/2014	11,750	3/10/2016	11,750
6/10/2013	11,750	12/10/2014	11,750		
9/10/2013	11,750	3/10/2015	11,750		

(11) The NQSOs vest on June 10, 2012.

(12) 10,000 RSUs granted to Mr. Ginzburg under his 2009 employment agreement vest on June 10, 2012. In addition, pursuant to his employment agreement dated July 1, 2011, Mr. Ginzburg was granted 200,000 RSUs on September 10, 2011 that vest as follows:

Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting	Vesting Date	RSUs Vesting
3/10/2012	26,671	9/10/2013	13,333	3/10/2015	13,333
6/10/2012	13,333	12/10/2013	13,333	6/10/2015	13,333
9/10/2012	13,333	3/10/2014	13,333		
12/10/2012	13,333	6/10/2014	13,333		
3/10/2013	13,333	9/10/2014	13,333		
6/10/2013	13,333	12/10/2014	13,333		

(13) The NQSOs vest on June 10, 2012.

(14) Pursuant to his employment agreement dated May 26, 2011, Mr. Zamir was granted 330,000 SARs and 30,000 RSUs on June 10, 2011. On December 10, 2011, 110,000 of these SARs with base prices of $14.25 and 10,000 of these RSUs vested. The balance of the awards have base prices and vest as follows:

Vesting Date	SARs Vesting	Base Price of SARs	RSUs Vesting
6/10/2012	55,000	$15.68	5,000
6/10/2013	55,000	$17.10	5,000
6/10/2014	55,000	$18.53	5,000
6/10/2015	55,000	$19.95	5,000

(15) 20,000 of these RSUs were granted to Mr. Zamir pursuant to his 2011 employment agreement and vest as set forth in footnote 14 above. The remaining 5,000 RSUs were granted to Mr. Zamir under his 2009 employment agreement and vest on June 10, 2012.

Option Exercises and Stock Vested in 2011

The following table provides information about NQSO and SAR exercises by, and the vesting of RSUs for, our NEOs during fiscal year 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
Ezra Uzi Yemin	—	—	—	—
Mark B. Cox	—	—	7,500 (2)	$104,400
Frederec Green	—	—	7,500 (3)	$106,875
Assaf Ginzburg	—	—	10,000 (3)	$142,500
Igal P. Zamir	—	—	15,000 (4)	$177,750

(1) The values in this column are based upon the fair market value of our Common Stock on the vesting dates.
(2) All shares vested on September 10, 2011 when the fair market value of our Common Stock was $13.92 per share.
(3) All shares vested on June 10, 2011 when the fair market value of our Common Stock was $14.25 per share.
(4) 5,000 shares vested on June 10, 2011 and 10,000 shares vested on December 10, 2011 when the fair market value of our Common Stock was $14.25 and $10.65 per share, respectively.

Potential Payments Upon Termination or Change-In-Control

The following tables disclose the estimated payments and benefits that would be provided to each of our NEOs, applying the assumptions that each of the triggering events relating to termination of employment and changes in control described in their respective employment agreements and the Plan took place on December 31, 2011 and their last day of employment was December 31, 2011. These amounts are in addition to benefits payable generally to our salaried employees. Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may differ. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Termination of Employment (1)	Change-In Control (2)
Ezra Uzi Yemin	$67,800 (3)	—
Mark B. Cox	$585,424 (4)	$2,566,893 (5)
Frederec Green	$727,209 (6)	$2,543,214 (7)
Assaf Ginzburg	$933,114 (8)	$2,486,164 (9)
Igal P. Zamir	$391,863 (10)	$346,613 (11)

(1) The numbers in the "Termination of Employment" column assume that we terminated the NEO's employment without cause effective December 31, 2011 and that any required advance notice provisions had been satisfied. The SARs with bases prices of $12.40, $13.20, $14.00, $14.80 and $15.60 granted to Mr. Yemin on September 30, 2009 and the SARs granted to our other NEOs on June 10, 2011 would not have provided value to them on December 31, 2011 because the base price of all such awards was above the $11.41 fair market value of our Common Stock on that date.
(2) The numbers in the "Change-In-Control" column assume that an "exchange transaction" (as described on page 29 of this Proxy Statement) occurred on December 31, 2011. The SARs with bases prices of $12.40, $13.20, $14.00, $14.80 and $15.60 granted to Mr. Yemin on September 30, 2009 and the SARs granted to our other NEOs on June 10, 2011 would not have provided value to them on December 31, 2011 because the base price of all such awards was above the $11.41 fair market value of our Common Stock on that date.
(3) Consists of $39,000 in salary continuation and an accrued but unused vacation payment of $28,800.
(4) Consists of a $140,000 severance payment, a pro-rated annual bonus of $175,000, the accelerated vesting of equity awards worth $252,514, $9,294 for the cost to continue health insurance for six months and accrued and unused vacation worth $8,615.
(5) Consists of the value of 30,000 NQSOs with exercise prices of $8.32, 4,750 SARs with a base price of $6.98 and 215,000 RSUs.
(6) Consists of a $140,000 severance payment, a pro-rated annual bonus of $260,000, the accelerated vesting of equity awards worth $313,607, $9,294 for the cost to continue health insurance for six months and accrued and unused vacation worth $4,308.
(7) Consists of the value of 30,813 NQSOs with exercise prices of $9.17, 4,750 SARs with a base price of $6.98 and 215,000 RSUs.
(8) Consists of a $140,000 severance payment, a pro-rated annual bonus of $210,000, the accelerated vesting of equity awards worth $532,666, $9,294 for the cost to continue health insurance for six months, $2,154 for accrued and unused vacation and $12,000 and $27,000 for continued allowances for family education and residence, respectively, for six months.
(9) Consists of the value of 30,813 NQSOs with exercise prices of $9.17, 4,750 SARs with a base price of $6.98 and 210,000 RSUs.
(10) Consists of a $120,000 severance payment, a pro-rated annual bonus of $125,000, the accelerated vesting of equity awards worth $104,569, $9,294 for the cost to continue health insurance for six months and $18,000 and $15,000 for continued allowances for family education and residence, respectively, for six months.
(11) Consists of the value of 18,000 NQSOs with exercise prices of $9.17, 4,750 SARs with a base price of $6.98 and 25,000 RSUs.

Yemin Employment Agreement

We have an employment agreement with Mr. Yemin which contains certain provisions relating to the termination of his employment. Either party may terminate the agreement prior to its expiration by providing one year advance written notice of termination. If Mr. Yemin's employment is terminated prior to the expiration of the agreement, Mr. Yemin will be paid one month of salary continuation and an amount equivalent to unused vacation days accrued through the date of termination. Accrued and unused sick leave is not paid to Mr. Yemin upon the termination of his employment agreement. If Mr. Yemin terminates his employment prior to its expiration without providing the required advance notice, he will not be entitled to one month of salary continuation and we may, among other things, "clawback" an amount equivalent to the amount of base salary Mr. Yemin would have earned during the required, but not provided, notice period.

Mr. Yemin's employment agreement also provides him with the option to purchase his residence from us following the termination of his employment (other than termination for cause). Under the terms of the option, Mr. Yemin may purchase the residence at a price equal to the greater of the cost we paid to purchase the residence or the fair market value of the residence. We do not believe that the option would have provided a quantifiable benefit to Mr. Yemin if he had exercised the option on December 31, 2011 because the option does not allow him to purchase the residence at less than fair market value.

If Mr. Yemin's employment agreement terminates because of his death, he will not be entitled to the above-noted payments and benefits, other than accrued and unused vacation. However, pursuant to our standard policies, Mr. Yemin's beneficiaries would receive a death benefit equal to one and half times Mr. Yemin's salary at the time of death. Please see page 22 of this Proxy Statement for further discussion of the material terms of Mr. Yemin's employment agreement.

Cox Employment Agreement

Upon termination of his employment by us for any reason other than for cause, Mr. Cox will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance benefits for six months following termination. In addition, if we terminate Mr. Cox's employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. If Mr. Cox terminates his employment prior to October 31, 2012, we may "clawback" a pro rata portion of the $80,000 contract bonus received by him in November 2011. In addition, if Mr. Cox terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

Green Employment Agreement

Upon termination of his employment by us for any reason other than for cause, Mr. Green will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance benefits for six months following termination. In addition, if we terminate Mr. Green's employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. If Mr. Green terminates his employment prior to October 31, 2012, we may "clawback" a pro rata portion of the $140,000 contract bonus received by him in November 2011. In addition, if Mr. Green terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

Ginzburg Employment Agreement

Upon termination of his employment by us for any reason other than for cause, Mr. Ginzburg will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance, automobile, education and residence benefits for six months following termination. In addition, if we terminate Mr. Ginzburg's employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. If Mr. Ginzburg terminates his employment prior to June 30, 2012, we may "clawback" a pro rata portion of the $140,000 contract bonus received by him in August 2011. In addition, if Mr. Ginzburg terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

Zamir Employment Agreement

Upon termination of his employment by us for any reason other than for cause, Mr. Zamir will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance, automobile, education and residence benefits for six months following termination. If Mr. Zamir terminates his employment during the term of his employment agreement, we may "clawback" a pro rata portion of any contract bonus received within one year prior to such termination. In addition, if Mr. Zamir terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

2006 Long-Term Incentive Plan

Under the Plan and the applicable award agreements, equity awards that are not vested at the time the participant's employment terminates will generally be immediately forfeited unless our Board of Directors or Compensation Committee determines otherwise. NQSOs and SARs that are vested but unexercised at the time of termination of employment will generally be forfeited unless they are exercised before the earlier of 30 days after such termination or the expiration of the award. The NQSOs granted to Messrs. Ginzburg and Green under their 2009 employment agreements will be forfeited unless they are exercised before the earlier of one year after such termination or the expiration of the award.

If an "exchange transaction" (as defined in the Plan) occurs with respect to our Common Stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board, in its discretion. For the purposes of the Plan, an "exchange transaction" includes certain mergers or other transactions which result in our holders of Common Stock receiving cash, stock or other property in exchange for or in connection with their shares of our Common Stock. For an illustration of the value of accelerated equity awards under the Plan assuming that an "exchange transaction" occurred on December 31, 2011, please see the "Change-In-Control" column in the "Potential Payments Upon Termination or Change-In-Control" table on page 27 of this Proxy Statement.

Director Compensation in 2011

The following table sets forth a summary of the compensation we paid to our non-management directors during fiscal year 2011.

Name (1)	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Option Awards (4)	All Other Compensation	Total
Asaf Bartfeld	—	—	—	—	—
Gabriel Last	—	—	—	—	—
Aharon Kacherginski	$49,000	$121,125	—	—	$170,125
Shlomo Zohar	$56,000	$121,125	—	—	$177,125
Carlos E. Jordá	$63,000	$85,500	—	$608 (5)	$149,108
Charles H. Leonard	$69,000	$85,500	—	$608 (5)	$155,108
Philip L. Maslowe	$67,500	$85,500	—	$608 (5)	$153,608

(1) Mr. Yemin is not included in this table. He is an employee-director and does not receive any compensation for his services as a director.

(2) This column reports the amount of cash compensation earned in 2011 for Board and committee service.

(3) On June 10, 2011, Messrs. Kacherginski and Zohar were each granted 8,500 RSUs and Messrs. Jordá, Leonard and Maslowe were each granted 6,000 RSUs. No RSUs granted to directors in 2011 were vested on December 31, 2011. Amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes. The grant date fair value of $14.25 was equal to the NYSE closing price of our Common Stock on the grant date. Assumptions used in the calculation of this amount for the 2011 fiscal year are included in footnote 12 to our audited financial statements for the 2011 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 14, 2012. At December 31, 2011, Messrs. Jordá, Leonard and Maslowe each held 14,250 unvested RSUs and Messrs. Kacherginski and Zohar each held 8,500 unvested RSUs.

(4) At December 31, 2011, Messrs. Bartfeld and Last each held 28,000 vested and outstanding NQSOs and Messrs. Jordá, Leonard and Maslowe each held 6,338 vested and outstanding NQSOs, 2,002 unvested and outstanding NQSOs, 750 vested and outstanding SARs and 2,250 unvested and outstanding SARs.

(5) Consists of dividend equivalents paid upon vested RSUs.

We do not currently pay any director compensation to our employee-director, Mr. Yemin, or our non-employee directors who are affiliated with Delek Group, Messrs. Bartfeld and Last. The compensation framework for our other directors (Messrs. Kacherginski, Zohar, Jordá, Leonard and Maslowe) (the "Compensated Directors") was determined by the Board. Following a review of our director compensation by AON in December 2010, the Board adopted changes to our director compensation framework beginning with the 2011 fiscal year. These changes are described below. Future changes to cash and equity compensation for our directors will be determined by the Board.

Cash Compensation

During 2011, our Compensated Directors received an annual cash fee of $35,000 and an additional annual cash fee of $10,000 for serving as chairman of a Board committee. From among our Compensated Directors, only Messrs. Leonard and Maslowe serve as a chairman of a Board committee. The Compensated Directors receive meeting fees of $2,000 per board meeting attended in person, $1,000 per committee meeting attended in person and half the fee otherwise due for meetings attended other than in person. We reimburse our directors for all reasonable expenses incurred for attending meetings and service on our Board.

Equity Compensation

On June 10, 2011, Messrs. Kacherginski and Zohar each received 8,500 RSUs and Messrs. Jordá, Leonard and Maslowe each received 6,000 RSUs. These RSUs will vest ratably on the first three anniversaries of the grant date. Beginning in 2012, our Compensated Directors will each receive 9,000 RSUs per year to vest ratably on the first three anniversaries of the grant date. In 2011, we discontinued our practice of making an annual grant of NQSOs or SARs to our Compensated Directors. We intend to continue making annual grants of equity awards to each Compensated Director.

We granted NQSOs under the Plan to Mr. Bartfeld in December 2006 and Mr. Last in January 2007. The NQSOs were fully vested as of December 31, 2011 and allow Messrs. Bartfeld and Last to each purchase 28,000 shares of our Common Stock at exercise prices of $17.64 and $16.00, respectively. These NQSOs were granted as special, one-time grants in consideration of their supervision and direction of the management and consulting services provided by Delek Group to us and not as compensation for their services as directors.

AUDIT COMMITTEE REPORT

Management is responsible for our system of internal controls and the overall financial reporting process. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and systems of internal accounting and financial controls.

At the beginning of 2011, the Audit Committee was comprised of Messrs. Maslowe, Leonard and Jordá. Messrs. Zohar and Kacherginski joined the Audit Committee on March 8, 2011 and December 12, 2011, respectively. During 2011, the Audit Committee reviewed and discussed with both management and our independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During 2011, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with United States generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure, including its internal control over financial reporting.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board of Directors that it approve the inclusion of the audited financial statements in our annual report on Form 10-K for the year ended December 31, 2011, for filing with the SEC. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee has recommended that the Board of Directors ask the stockholders to ratify the appointment of Ernst & Young at the Annual Meeting.

Members of the Audit Committee

Philip L. Maslowe, Chairman
Charles H. Leonard
Carlos E. Jordá
Shlomo Zohar
Aharon Kacherginski

RELATIONSHIP WITH INDEPENDENT AUDITORS

The information required by Item 9(e) of Schedule 14A is filed under Item 14 (Principal Accountant Fees and Services) of our Form 10-K and is incorporated herein by reference.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR 2012

The Audit Committee has appointed Ernst & Young LLP, as the independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2012. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

We are asking you to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of Ernst & Young to our stockholders for ratification because we value your views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as our independent public accounting firm.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

To be considered for inclusion in our Proxy Statement for our 2013 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be in writing and submitted to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than November 30, 2012, for us to consider it for inclusion.

Stockholders who desire to present business at our 2013 Annual Meeting of stockholders, without inclusion in the Proxy Statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify our Secretary of such intent in accordance with our bylaws by writing to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. To be timely, such notice must be received not later than December 30, 2012, nor earlier than November 30, 2012, provided that if the date of the Annual Meeting is advanced more than thirty calendar days prior to or delayed by more than thirty calendar days after the anniversary of the preceding year's Annual Meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the ninetieth calendar day prior to such Annual Meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. The advance notice must also meet the other requirements of Section 2.02 of our bylaws. You may obtain a copy of our bylaws by writing to our Secretary at the address above.

INCORPORATION BY REFERENCE

We have elected to "incorporate by reference" certain information into this Proxy Statement. By incorporating by reference, we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for information incorporated by reference that is superseded by information contained in this Proxy Statement. This Proxy Statement incorporates by reference information from our Form 10-K under Item 14, Principal Accounting Fees and Services. A copy of the Company's Form 10-K for the fiscal year ended December 31, 2011 has been mailed to you along with this Proxy Statement and is available free of charge on our website, which is located at http://www.DelekUS.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32868

DELEK US HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-2319066** *(I.R.S. Employer Identification No.)*
7102 Commerce Way **Brentwood, Tennessee** *(Address of principal executive offices)*	**37027** *(Zip Code)*

(615) 771-6701
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of June 30, 2011 was approximately $271,711,328, based upon the closing sale price of the registrant's common stock on the New York Stock Exchange on that date. For purposes of this calculation only, all directors, officers subject to Section 16(b) of the Securities Exchange Act of 1934, and 10% stockholders are deemed to be affiliates.

At March 2, 2012, there were 58,158,971 shares of the registrant's common stock, $.01 par value, outstanding.

Documents incorporated by reference

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with the 2012 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2011, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "Company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries. See also "Glossary of Terms" included in Item 1, Business, of this Annual Report on Form 10-K for definitions of certain business and industry terms used herein.

Statements in this Annual Report on Form 10-K, other than purely historical information, including statements regarding our plans, strategies, objectives, beliefs, expectations and intentions are forward looking statements. These forward looking statements generally are identified by the words "may," "will," "should," "could," "would," "predicts," "intends," "believes," "expects," "plans," "scheduled," "goal," "anticipates," "estimates" and similar expressions. Forward- looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those discussed below and in Item 1A, Risk Factors, which may cause actual results to differ materially from the forward-looking statements. See also "Forward-Looking Statements" included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 1, Business, of this Annual Report on Form 10-K.

PART I

ITEM 1. *BUSINESS*

Company Overview

We are an integrated energy business focused on petroleum refining, the wholesale distribution of refined products and convenience store retailing. Delek US Holdings, Inc. ("Holdings"), a Delaware corporation formed in 2001, is the sole stockholder or member of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance"), Delek Marketing & Supply, Inc. ("Marketing"), Lion Oil Company ("Lion Oil") and Paline Pipeline Company, LLC ("Paline"). Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates independent refineries in Tyler, Texas and El Dorado, Arkansas with a combined design crude distillation capacity of 140,000 bpd, along with product distribution terminals and associated logistics assets. Our marketing segment sells refined products on a wholesale basis in the Gulf Coast and Mid-Continent regions through company-owned and third-party terminals and transports and stores crude oil for our refining segment, as well as third parties, through company owned pipelines. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of approximately 377 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Mississippi, Tennessee and Virginia.

We are a controlled company under the rules and regulations of the New York Stock Exchange where our shares are traded under the symbol "DK." As of December 31, 2011, approximately 68.5% of our outstanding shares were beneficially owned by Delek Group Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group owns significant interests in energy-related businesses and is controlled indirectly by Mr. Itshak Sharon ("Tshuva").

Acquisitions

Acquisition Strategy

Historically, strategic acquisitions have been an important component of our overall growth strategy. We continually review potential acquisitions and other growth opportunities in the refining, marketing, retail fuel and convenience store markets, as well as opportunities to acquire assets related to distribution logistics, such as pipelines, terminals and fuel storage facilities and may make acquisitions as we deem appropriate. In addition, we regularly assess the continued viability of our asset mix, reviewing it for asset profitability, market saturation and, in our retail segment, quality brand image.

Please see Item 1A, Risk Factors, of this Annual Report on Form 10-K for a description of the risks and uncertainties that are inherent in our acquisition strategy, as the occurrence of any of the events or circumstances described therein could have a material adverse effect on our business, results of operations or financial condition.

Since 2001, we have completed the acquisition of two independent refineries representing approximately 140,000 bpd of production capacity, seven convenience store chains, several hundred miles of crude oil and finished product pipelines and gathering systems, and multiple product distribution terminals near the Gulf Coast and Mid-Continent regions. Our principal acquisitions since inception are summarized below.

Date	**Acquired Company/Assets**	**Acquired From**	**Approximate Purchase Price**[(1)]
May 2001	MAPCO Express, Inc., with 198 retail fuel and convenience stores	Williams Express, Inc.	$162.5 million
June 2001	36 retail fuel and convenience stores in Virginia	East Coast Oil Corporation	$40.1 million
February 2003	Seven retail fuel and convenience stores	Pilot Travel Centers	$11.9 million
April 2004	Williamson Oil Co., Inc., with 89 retail fuel and convenience stores in Alabama, and a wholesale fuel and merchandise operation	Williamson Oil Co., Inc.	$19.8 million, plus assumed debt of $28.6 million
April 2005	Refinery, pipeline and other refining, product terminal and crude oil pipeline assets located in and around Tyler, Texas, including physical inventories of crude oil, intermediates and light products	La Gloria Oil and Gas Company	$68.1 million, including $25.9 million of prepaid crude inventory and $38.4 million of assumed crude vendor liabilities
December 2005	21 retail fuel and convenience stores, a network of four dealer-operated stores, four undeveloped lots and inventory in the Nashville, Tennessee area	BP Products North America, Inc.	$35.5 million
July 2006	43 retail fuel and convenience stores located in Georgia and Tennessee	Fast Petroleum, Inc. and affiliates	$50.0 million, including $0.1 million of cash acquired
August 2006	Refined petroleum product terminals, seven pipelines, storage tanks, idle oil refinery equipment and rights under supply contracts	Pride Companies, L.P. and affiliates	$55.1 million
April 2007	107 retail fuel and convenience stores located in northern Georgia and southeastern Tennessee	Calfee Company of Dalton, Inc. and affiliates	$71.8 million, including $0.1 million of cash acquired
April 2011 - October 2011	Lion Oil Company, with a refinery, pipeline and other refining, product terminal and crude oil pipeline assets in and around El Dorado, Arkansas, and product terminals in Memphis and Nashville, Tennessee	Ergon, Inc. and other stockholders	$228.7 million
December 2011	Paline Pipeline Company, LLC, with a 185-mile pipeline system	Ergon Terminaling, Inc.	$50.0 million
January 2012	The Nettleton Pipeline, a 35 miles long, eight and ten inch pipeline system	Plains Marketing, L.P.	$12.3 million
February 2012	The Big Sandy Terminal, a light petroleum products terminal and eight and five-eighths inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas	Sunoco Pipeline L.P. and Sunoco Partners Marketing & Terminals, L.P.	$11.0 million

(1) Excludes transaction costs

During 2011, we completed the acquisitions of Lion Oil, a privately held Arkansas corporation, and Paline. Each acquisition is discussed in more detail below.

Lion Oil Acquisition

In 2007, we acquired approximately 34.6% of the issued and outstanding shares of common stock, par value $0.10 per share, of Lion Oil . In April 2011, we acquired an additional 53.7% of the issued and outstanding shares of common stock of Lion Oil from the then majority stockholder, Ergon, Inc. ("Ergon"). In October 2011, we acquired the remaining equity interests in Lion Oil, thereby assuming full equity ownership of Lion Oil.

Through Lion Oil, we currently own and operate the following assets:

- An 80,000 bpd refinery located in El Dorado, Arkansas;
- an 80-mile Magnolia to El Dorado crude oil transportation system that runs between Shreveport, Louisiana and the Magnolia crude terminal (west of the El Dorado refinery);
- a 28-mile El Dorado crude oil transportation system that runs from the Magnolia terminal to the El Dorado refinery, as well as two associated product pipelines which connect the El Dorado refinery to the Enterprise Pipeline system;
- a crude oil gathering system with approximately 600 miles of operable pipeline;
- three light product distribution terminals located in Memphis and Nashville, Tennessee and El Dorado, Arkansas; and
- an asphalt distribution terminal located in El Dorado, Arkansas

Our acquisition of Lion Oil was a critical strategic development in our ongoing effort to become an integrated downstream energy company. Some of the related opportunities resulting from this transaction include, but are not limited to, the following:

Opportunity for increased integration between our refining, wholesale and retail distribution channels. Given the El Dorado refinery's ability to supply a portion of our convenience store network in Arkansas and Tennessee, we intend to pursue a strategy where our refining segment will supply higher portions of our retail segment. The El Dorado refinery is equipped with two product pipelines, one gasoline and one diesel, that connect the refinery tank farm to a junction point on the Enterprise Pipeline System. Through the Enterprise Pipeline system, the El Dorado refinery is able to directly supply Lion Oil's light products terminal in Memphis, Tennessee and beyond. The El Dorado refinery also has the ability to indirectly supply Lion Oil's light products terminal in Nashville, Tennessee through product exchange agreements. Longer-term, we intend to pursue a strategy that may include the construction of new convenience store locations that can be supplied directly by the El Dorado refinery. We believe this strategy would allow us to capitalize further on potential supply chain synergies.

Opportunity to limit risks associated with operating a single refinery. Prior to our majority equity investment in Lion Oil, we owned and operated a single refinery located in Tyler, Texas. Consequently, the performance of the refining segment hinged entirely on the operational performance of the Tyler refinery. With the addition of a second refining asset, we have diversified our asset-specific risk.

Opportunity to increase our total refining production capacity. As the sole owner of Lion Oil, we have operational control of the Lion Oil assets, including the El Dorado refinery. On a combined, post-transaction basis, our total production capacity increased to approximately140,000 bpd, compared to 60,000 bpd prior to the transaction. By more than doubling the production capacity of our refining segment, we have increased our exposure to the refining markets.

Opportunity to realize increased crude procurement efficiencies. With crude procurement operations for two regional refineries under our control, our feedstock sourcing options increased, allowing for greater efficiency. With the addition of the El Dorado refinery, we are responsible for procuring increased quantities of crude oil from a wide array of domestic, domestic offshore and foreign crude sources. We believe our access to a broader mix of crude oil types and prices represents a distinct competitive advantage for us as we seek to maintain a high level of crude slate flexibility.

Opportunity to sell refined products on a wholesale basis throughout the Mid-Continent. The acquisition of the El Dorado refinery significantly expands our wholesale distribution footprint from east and west Texas into the Mid-Continent region. While the Tyler refinery sells nearly all of its production into the local market, the El Dorado refinery enjoys a much larger distribution footprint given its connection to the Enterprise Pipeline system. With multiple third-party supply points on the Enterprise Pipeline System, we believe there is a significant opportunity for us to refocus marketing and supply efforts toward those markets that, from time to time, carry the highest margins.

Paline Acquisition

On December 19, 2011, we acquired all of the outstanding membership interests of Paline from Ergon Terminaling, Inc ("Ergon Terminaling"). Paline owns and operates a 10-inch, 185-mile pipeline system. The Paline Pipeline System is a 36,000 bpd crude line that runs between Nederland, Texas and Longview, Texas. Under the prior owner, Paline had been used to transport Gulf Coast and offshore crudes north into Longview; however, we are nearly finished with a project that will reverse the flow of crude on Paline. We currently have a lease agreement with a major oil company to ship crude that expires in 2014. We acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a three-year, $25.0 million note payable to Ergon Terminaling, which was subsequently assigned to Ergon.

Nettleton Acquisition

On January 31, 2012, Delek, through its marketing segment, completed the acquisition of an approximately 35 miles long, eight and ten inch pipeline system from Plains Marketing, L.P. ("Plains") ("Nettleton Acquisition"). The purchase price, including the reimbursement by Delek of certain costs incurred by Plains, was approximately $12.3 million.

The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to our refinery in Tyler, Texas. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline, which also begins at our tank farms in and around Nettleton, Texas and then supplies crude to the Tyler refinery. Prior to the Nettleton Acquisition, Delek leased the Nettleton Pipeline under the terms of the Pipeline Capacity Lease Agreement with Plains as the lessor and Delek as the lessee, dated April 12, 1999, as amended ("Plains Lease"). As a condition to the closing of the Nettleton Acquisition, Delek and Plains mutually terminated the Plains Lease. Going forward, however, our refining segment will pay our marketing segment for the lease of the Nettleton Pipeline under similar terms as the original Plains Lease.

Big Sandy Acquisition

On February 7, 2012, Delek, through its marketing segment purchased ("Big Sandy Acquisition") (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. and (ii) the eight inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P. The purchase price was approximately $11.0 million.

The Big Sandy Terminal had previously been supplied by the Tyler refinery but has been idle since November 2008.

Information About Our Segments

We prepare segment information on the same basis that we review financial information for operational decision making purposes. Additional segment and financial information is contained in our segment results included in Item 6, Selected Financial Data, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Note 13, Segment Data, of our consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Refining Segment

Overview

We own and operate two independent refineries located in Tyler, Texas and El Dorado, Arkansas, currently representing a combined 140,000 bpd of crude throughput capacity. Our refining system produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets.

Both of our refineries are located in the U.S. Gulf Coast region, which is one of five PADD regional zones established by the U.S. Department of Energy where refined products are produced and sold. Refined product prices generally differ within each of the five PADDs.

Refining System Feedstock Purchases

Our refining system purchases crude oil and other feedstocks through term agreements, some of which may include renewal provisions, and through spot market transactions. The vast majority of our crude oil purchased is sourced from inland domestic and offshore Gulf of Mexico sources. The majority of our domestic inland crude purchased originates in areas of Texas and Arkansas. The pricing for a majority of crude oil purchased at the El Dorado refinery, in addition to a portion of the crude purchased at the Tyler refinery, takes into account the differential between the price per barrel of WTI and the price per barrel of Brent crude oil. This differential is established during the month prior to the month in which the crude oil is processed at our refineries.

Refining System Production Slate

Our refining system processes a combination of light sweet and medium sour crude oils which, when refined, results in a product mix consisting principally of higher-value transportation fuels such as gasoline, distillate and jet fuel. A lesser portion of our overall production consists of residual products, including paving asphalt, roofing flux and other products with industrial applications.

Refined Product Sales and Distribution

Our refining segment sells products on a wholesale basis to inter-company and third-party customers located around east Texas, Arkansas, Tennessee and the Ohio River Valley.

Refining Segment Seasonality

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic and road and home construction. As a result, the operating results of our refining segment are generally lower for the first and fourth quarters of each year.

Refining Segment Competition

The refining industry is highly competitive and includes fully integrated national and multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and retail fuel and convenience stores. Our principal competitors are petroleum refiners in the Mid-Continent and Gulf Coast regions, in addition to wholesale distributors operating in these markets.

The principal competitive factors affecting our refinery operations are crude oil and other feedstock costs, the differential in price between various grades of crude oil, refinery product margins, refinery efficiency, refinery product mix, and distribution and transportation costs.

Certain of our competitors operate refineries that are larger and more complex and in different geographical regions than ours, and, as a result, could have lower per barrel costs, higher margins per barrel and throughput or utilization rates which are better than ours.

Refining Segment - Tyler, Texas Refinery

Our Tyler, Texas refinery has a crude throughput capacity of 60,000 bpd. The Tyler refinery is the only major distributor of a full range of refined petroleum products within a radius of approximately 100 miles of its location. The refinery is situated on approximately 100 out of a total of approximately 600 contiguous acres of land (excluding pipelines) that we own in Tyler and adjacent areas.

In November 2008, an explosion and fire occurred at our Tyler refinery. The event caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in a suspension of our refining operations until May 2009 when reconstruction of the damaged units was completed.

The Tyler refinery is designed to mainly process light, sweet crude oil, which is typically a higher quality than heavier, sour crudes. The Tyler refinery has access to crude oil pipeline systems that allow us access to East Texas, West Texas, Gulf of Mexico and foreign crude oils. Most of the crude supplied to the Tyler refinery is delivered by third-party pipelines and through pipelines owned by our marketing segment. The majority of crude oil received at the Tyler refinery via pipeline passes through a regional crude distribution center in Longview, Texas.

The table below sets forth information concerning crude oil received at the Tyler refinery in 2011:

Source	Percentage of Crude Oil Received
East Texas crude oil	17.4%
WTI crude oil	79.5%
West Texas sour ("WTS") crude oil	3.1%

The Tyler refinery has a crude oil processing unit with a 60,000 bpd atmospheric column and a 21,000 bpd vacuum tower. The other major process units at the Tyler refinery include a 20,200 bpd fluid catalytic cracking unit, a 6,500 bpd delayed coking unit, a 22,000 bpd naphtha hydrotreating unit, a 13,000 bpd gasoline hytrotreating unit, a 22,000 bpd distillate hydrotreating unit, a 17,500 bpd continuous regeneration reforming unit, a 5,000 bpd isomerization unit, and a sulfuric alkylation unit with a alkylate production capacity of 4,720 bpd. The Tyler refinery has a complexity factor of 9.5.

The fluid catalytic cracking unit and delayed coker enabled us to produce approximately 95.7% light products in 2011, including primarily a full range of gasoline, diesel, jet fuels, liquefied petroleum gas and natural gas liquids.

The table below sets forth information concerning the throughput at the Tyler refinery for the last three years.

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009[1]	
	Bpd	%	Bpd	%	Bpd	%
Refinery throughput (average barrels per day):						
Crude:						
Sweet	54,291	89.7%	48,300	89.0%	46,053	85.6%
Sour	1,737	2.9%	1,700	3.1%	3,251	6.0%
Total crude	56,028	92.6%	50,000	92.1%	49,304	91.6%
Other blendstocks[2]	4,492	7.4%	4,286	7.9%	4,498	8.4%
Total refinery throughput	60,520	100.0%	54,286	100.0%	53,802	100.0%

(1) The Tyler refinery did not operate during the period from the November 20, 2008 explosion and fire through May 18, 2009. This information has been calculated based on the 228 days that the Tyler refinery was operational in 2009. See Note 3 to the consolidated financial statements, contained in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further discussion of the explosion and fire.

(2) Includes denatured ethanol and biodiesel.

The Tyler refinery primarily produces two grades of gasoline (premium - 93 octane and regular - 87 octane), as well as aviation gasoline. Diesel and jet fuel products produced at the Tyler refinery include military specification jet fuel ("JP8"), commercial jet fuel, low sulfur diesel and ultra-low sulfur diesel. Since September 2006, the Tyler refinery has produced primarily ultra-low sulfur diesel, in compliance with current clean fuels standards. The Tyler refinery offers both E-10 and biodiesel blended products.

In addition to higher-value gasoline and distillate fuels, the Tyler refinery produced small quantities of propane, refinery grade propylene and butanes, petroleum coke, slurry oil, sulfur and other blendstocks.

The table below sets forth information concerning the Tyler refinery's production slate for the last three years:

	Year Ended December 31, 2011		**Year Ended December 31, 2010**		**Year Ended December 31, 2009**[(1)]	
	Bpd	**%**	**Bpd**	**%**	**Bpd**	**%**
Products produced (average barrels per day):						
Gasoline[(2)]	32,407	54.3%	30,019	56.3%	28,707	54.9%
Diesel[(3)]/jet	22,521	37.7%	19,669	36.9%	19,206	36.7%
Petrochemicals, LPG, NGLs	2,205	3.7%	1,623	3.0%	2,064	3.9%
Other	2,564	4.3%	2,012	3.8%	2,350	4.5%
Total production	59,697	100.0%	53,323	100.0%	52,327	100.0%

(1) The Tyler refinery did not operate during the period from the November 20, 2008 explosion and fire through May 18, 2009. This information has been calculated based on the 228 days that the Tyler refinery was operational in 2009. See Note 3 to the consolidated financial statements, contained in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further discussion of the explosion and fire.

(2) Includes E-10 product.

(3) Includes biodiesel.

As the only full range product supplier within 100 miles, we believe our location gives us a natural advantage over more distant competitors.

We believe we have an advantage of being able to deliver nearly all of our gasoline and diesel fuel production into the local market through our terminal located at the Tyler refinery. Our customers include major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, the U.S. government and independent retail fuel operators.

The Tyler refinery's ten largest customers accounted for $1,574.7 million, or 61.1%, of net sales for the Tyler refinery in

2011. One customer accounted for $325.6 million, or 12.6% of the Tyler refinery's net sales in 2011. We have a contract with the U.S. government to supply JP8 to various military facilities that expires on March 31, 2012. The U.S. government solicits competitive bids for this contract annually. We have submitted a proposal in the formal process for a new contract, but there can be no assurance that we will be awarded a new contract or, if awarded, the contract will be on acceptable terms. Sales under this contract totaled $76.0 million, or 2.9%, of the Tyler refinery's 2011 net sales.

The vast majority of our transportation fuels and other products are sold directly from the Tyler refinery's terminal. We operate a nine-lane transportation fuels truck rack with a wide range of additive options, including proprietary packages dedicated for use by our major oil company customers. Capabilities at our rack include the ability to simultaneously blend finished components prior to loading trucks. LPG, NGLs and clarified slurry oil are sold by truck from dedicated loading facilities at the Tyler refinery.

Taking into account the Tyler refinery's crude and product slate, as well as the refinery's location near the Gulf Coast region, we apply a Gulf Coast 5-3-2 crack spread to calculate the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high sulfur diesel. We calculate the Gulf Coast crack spread using the market values of U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high-sulfur diesel) and the market value of WTI crude oil. U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil are prices for which the products trade in the Gulf Coast region.

Refining Segment - El Dorado, Arkansas Refinery

Our El Dorado, Arkansas refinery has a crude throughput capacity of 80,000 bpd. The El Dorado refinery is the largest refinery in Arkansas and represents more than 90% of the state-wide refining capacity.

The El Dorado refinery is designed to mainly process a combination of sweet and medium-sour crude oils that blend into a medium gravity sour crude oil. The primary delivery point for crudes sent to the refinery by common carrier pipeline is the company-owned Magnolia Pipeline near Magnolia, Arkansas. The El Dorado Pipeline segment runs from Magnolia to the El Dorado refinery.

In 2011, approximately 66.8% of the crude oil received at the El Dorado refinery was from Gulf Coast or foreign sources and 33.2% was from inland and local sources, including crude gathered through our local domestic crude oil gathering system in the adjacent Arkansas area production fields. Transportation constraints limit the local producers ability to ship crude oil economically to regional refineries. Therefore, we are able to purchase the local crude at a discount to other crudes, such as WTI or WTS. At present, J. Aron and Company ("J. Aron"), through arrangements with various oil companies, supplies the majority of the El Dorado refinery's crude oil input requirements.

The table below sets forth information concerning crude oil received at the El Dorado refinery for the 247 days we operated the refinery in 2011, following our acquisition of majority ownership:

Source	**Percentage of Crude Oil Received**
Gulf Coast crude oil	56.1%
Inland/local crude oil	33.2%
Foreign crude oil	10.7%

The El Dorado refinery is equipped with a crude oil processing unit with a 100,000 bpd capacity. The actual average annual crude unit throughput will vary based on economics and market requirements, as well as other physical limitations that affect the daily throughput or the utilization rate of the refinery. Because expansion projects for the downstream conversion of units had not been completed at the time that we became the majority owner, the operable capacity of the El Dorado refinery is estimated at approximately 80,000 bpd. The El Dorado refinery is also equipped with a 55,000 bpd vacuum unit, a 20,000 bpd FCC unit, a 15,300 bpd continuous regenerative catalytic reforming unit, a 7,000 bpd isomerization unit and a 5,000 bpd alkylation unit.

The table below sets forth information concerning the throughput at the El Dorado refinery in 2011.

	Year Ended December 31, 2011	
	Bpd	**%**
Refinery throughput (average barrels per day)[1]:		
Crude:		
Sweet	11,063	13.8%
Sour	62,733	78.4%
Total crude	73,796	92.2%
Other blendstocks[2]	6,258	7.8%
Total refinery throughput	80,054	100.0%

(1) This information has been calculated based on the 247 days we operated the El Dorado refinery in 2011.

(2) Includes denatured ethanol.

The El Dorado refinery produces a wide range of refined products, from multiple grades of gasoline and ultra-low sulfur diesel fuels, LPGs, refinery grade propylene and a variety of asphalt products, including paving grade asphalt and roofing flux. The El Dorado refinery produces both low-sulfur gasoline and ultra-low sulfur diesel fuel, in compliance with current clean fuels standards. The El Dorado refinery offers both E-10 and biodiesel blended products.

In 2011, gasoline, diesel and jet fuels accounted for approximately 77.2% of the El Dorado refinery's production, while 22.8% of the product slate included various grades of asphalt, black oils and other residual products.

The table below sets forth information concerning the El Dorado refinery's production slate for 2011:

	Year Ended December 31, 2011	
	Bpd	**%**
Products produced (average barrels per day)[1]:		
Gasoline[2]	33,231	41.8%
Diesel[3]	26,726	33.6%
Petrochemicals, LPG, NGLs	1,399	1.8%
Asphalt	14,820	18.7%
Other	3,267	4.1%
Total production	79,443	100.0%

(1) This information has been calculated based on the 247 days we operated the El Dorado refinery in 2011.

(2) Includes E-10 product.

(3) Includes biodiesel.

Products manufactured at the El Dorado refinery are sold to retailers through spot sales, commercial contracts and through exchange agreements in markets in Arkansas, Memphis, Tennessee and north into the Ohio River Valley region. The refinery connection to the Enterprise Pipeline System is a key means of product distribution for the Company given access to third-party terminals in multiple Mid-Continent markets that run adjacent to the system. The refinery also supplies products to exchange partners on the Magellan and Colonial pipeline systems.

The El Dorado refinery's ten largest customers accounted for $619.4 million, or 28.3%, of the El Dorado refinery's net sales during the 247 days we operated it in 2011. One customer accounted for $152.0 million, or 6.9% of the El Dorado refinery's net sales 2011.

Marketing Segment

Overview

Our marketing segment sells refined products on a wholesale basis through company-owned and third party operated terminals. The segment also manages, through company-owned and leased pipelines, the transportation of crude to, and provides storage of crude for, our Tyler refinery. The marketing segment also provides marketing services to our Tyler refinery in the sales of its products through wholesale and contract sales.

Petroleum Product Marketing Terminals

Our marketing segment markets products through three company-owned terminals in San Angelo, Abilene and Tyler, Texas and
third-party terminal operations in Aledo, Odessa, Big Springs and Frost, Texas. The San Angelo terminal began operations in 1991 and has operated continuously since opening. The Abilene terminal began operations in the 1950's and has undergone routine upgrading as necessary. At both terminals, products are loaded on two loading lanes, each having four bottom-loading arms. The loading racks are fully automated and unmanned during the night. We have in excess of 1,000,000 barrels of combined refined product storage tank capacity available to us at Tye, Texas Station (a Magellan Pipeline Company, L.P. ("Magellan Pipeline") tie-in location) and our terminals in Abilene and San Angelo. In February 2012, we also aquired an idled light petroleum products terminal located in Big Sandy, Texas, along with the underlying real property, and other related assets.

Marketing Segment Pipelines

We own seven product pipelines of approximately 114 miles between our refined product terminals in Abilene and San Angelo, Texas, which includes a line connecting our facility to Dyess Air Force Base. These refined product pipelines include:

- an eight-inch pipeline from a Magellan Pipeline custody transfer point at Tye Station to the Abilene terminal;
- a 13.5 mile, four-inch pipeline from the Abilene terminal to the Magellan Pipeline tie-in;
- a 76.5 mile, six-inch pipeline system from the Magellan Pipeline tie-in to San Angelo;
- an idled, 19 mile, eight and five-eighths inch diameter pipeline system originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas; and
- three other local product pipelines.

We also own approximately 285 miles of pipelines that are used to transport crude oil, including:

- the 185 mile, 10-inch Paline Pipeline System that runs between Nederland, Texas and Longview.
- the 65 mile, variable diameter Mc Murrey Pipeline System that runs between our Atlas Tank Farm and the Tyler refinery and the following terminals and tank farms, which are owned and/or leased by us:
    - Atlas Tank Farm: One 150,000 barrel tank and one 300,000 barrel tank;
    - Nettleton Station: Five 55,000 barrel tanks;
    - Bradford Station: One 54,000 barrel tank and one 9,000 barrel tank; and
    - Arp Station: Two 55,000 barrel tanks.
- the 35 mile, variable diameter Nettleton Pipeline System that runs from Nettleton Station to Tyler, Texas.

Substantially all of our pipeline systems run across leased land or rights-of-way.

Marketing Segment Supply Agreements

Substantially all of our petroleum products for sale in west Texas are purchased from two suppliers. Under a contract with Noble Petro, Inc. ("Noble"), we can purchase up to 20,350 bpd of petroleum products for the Abilene terminal for sales and exchange at Abilene and San Angelo. This agreement runs through December 31, 2017.

Additionally, we can purchase up to an additional 7,000 bpd of refined products under the terms of a contract with Magellan Asset Services, L.P. ("Magellan"). This agreement expires on December 14, 2015. The primary purpose of this second contract is to supply products at terminals in Aledo, Dallas, Frost and Odessa, Texas.

Purchases made under these supply agreements accounted for 96.8% of the total purchases made by the marketing segment during the year ended December 31, 2011.

Marketing Segment Customers

We have various types of customers including major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. In general, marketing customers typically come from within a 100-mile radius of our terminal operations. Our largest customer accounted for 21.3% of our marketing segment net sales and the top ten customers accounted for 61.3% of the marketing segment net sales in 2011.

Pursuant to arm's length agreements, our marketing segment provides marketing and sales services to the refining segment. In return for these services, the marketing segment receives a service fee based on the number of gallons sold from the Tyler refinery plus a share of any margin above predetermined thresholds. Net fees received from the Tyler refinery under this arrangement were $12.2 million and $10.6 million in 2011 and 2010, respectively, and were eliminated in consolidation. The marketing segment also provides crude transportation and storage to the Tyler refinery through the utilization of certain crude pipeline assets. These fees were $10.1 million and $9.5 million during the years ended December 31, 2011 and 2010, respectively.

Marketing Segment Seasonality

Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, the operating results of our marketing segment are generally lower for the first and fourth quarters of each year.

Marketing Segment Competition

Our company-owned refined product terminals compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility and services provided.

The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be served economically by any terminal. The two key markets in west Texas that we serve from our company-owned facilities are Abilene and San Angelo, Texas. We have direct competition from an independent refinery that markets through another terminal in the Abilene market. There are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal.

Retail Segment

Overview

As of December 31, 2011, we operated 377 retail fuel and convenience stores located throughout the Southeastern United States. More than 93% of our stores were located in Tennessee, Alabama and Georgia, with additional stores located in Arkansas, Virginia, Kentucky and Mississippi. Our retail locations operate primarily under the MAPCO Express®, MAPCO Mart®, Discount Food Mart, Fast Food and Fuel, East Coast®, Delta Express® and Favorite Markets® brands.

During the past six years we have reimaged or newly constructed approximately 48% of our store network, in each instance conforming to the MAPCO Mart® brand. A reimaged location will typically include the re-configuring of the interior of the store, including remodeling surfaces, as well as replacement of certain inside equipment, remodeling the exterior of the store, and new outdoor signage. During 2011, we spent $23.4 million on the reimaging 51 stores and constructing 2 new stores.

We believe that we have established strong brand recognition and market presence in the major retail markets in which we operate. The local markets where we have strong presence include Nashville, Memphis and the Chattanooga/northern Georgia corridor, and we are building a presence in northern Alabama and parts of Arkansas.

We seek to operate store locations in centralized, high-traffic urban and suburban markets. Our retail strategy employs localized marketing tactics that account for the unique demographic characteristics of each region that we serve. In recent years, we have introduced customized product offerings and promotional strategies to address the unique tastes and preferences of our customers on a market-by-market basis.

Retail Network

The majority of our stores are open 24 hours per day, while all sites are open at least 14 hours per day. Our average store size is approximately 2,520 square feet, with approximately 74.5% of our stores being 2,000 or more square feet.

Our retail fuel and convenience stores typically offer tobacco products and immediately consumable items such as non-alcoholic beverages, beer and a large variety of snacks and prepackaged items. A significant number of the sites also offer state sanctioned lottery games, ATM services and money orders. As of December 31, 2011, we operated 81 quick service restaurants in our store locations. In 49 of these locations, we offer national branded quick service food chains such as Quiznos®, Subway®, Krispy Krunchy Chicken® and Blimpie®. We also have a variety of proprietary in-house, quick service food offerings featuring fried chicken, breakfast biscuits, deli sandwiches and other freshly prepared foods.

Our convenience stores also offer unbranded, "private label" products in select categories. Since launching our first private label products in 2006, private label sales as a percentage of total merchandise sales has grown to more than 3.9% in 2011. Our private label products are generally priced at a substantial discount to their branded, nationally recognized counterparts, yet carry a higher gross profit margin for us, when compared to similar branded products carried in our stores. Our private label program provides quality offerings with price points previously unavailable to our customers in a number of categories. Some of the most recent launches include salty snacks, teas and juices and energy drinks and shots.

Fuel Operations

For 2011, 2010 and 2009, our net fuel sales from continuing operations were 79.9%, 75.9%, and 72.9%, respectively, of total net sales from the continuing operations for our retail segment.

The following table highlights certain information regarding our continuing fuel operations for these years:

	Year Ended December 31,		
	2011	**2010**	**2009**(1)
Number of stores (end of period)	377	412	442
Average number of stores (during period)	394	428	459
Retail fuel sales (thousands of gallons)	409,446	423,509	434,159
Average retail gallons per store (based on average number of stores) (thousands of gallons)	1,039	990	946
Retail fuel margin (cents per gallon)	$ 0.162	$ 0.161	$ 0.136

(1) All numbers in this table reflect only continuing operations.

We currently operate a fleet of delivery trucks that deliver approximately one-half of the fuel sold at our retail fuel and convenience stores. We believe that the operation of a proprietary truck fleet enables us to reduce fuel delivery expenses while enhancing service to our locations.

We purchased approximately 60.3% of the fuel sold at our retail fuel and convenience stores in 2011 from four suppliers. The price of fuel purchased is generally based on contracted differentials to local and regional price benchmarks. The initial terms of our supply agreements range from one year to 15 years and generally contain minimum monthly or annual purchase requirements. As of December 31, 2011, we have met our purchase commitments under these contracts and did not carry a liability for the failure to purchase required minimums as of December 31, 2011. We carried liabilities for failure to purchase required contractual volume minimums of $0.2 million as of December 31, 2010.

Merchandise Operations

For 2011, 2010 and 2009, our merchandise sales were 20.1%, 24.1%, and 27.1%, respectively, of total net sales for our retail segment.

The following table highlights certain information regarding our continuing merchandise operations for these years:

	Year Ended December 31,		
	2011	**2010**	**2009**[(1)]
Comparable store merchandise sales change (year over year)	2.3%	4.3%	0.4%
Merchandise margin	29.8%	30.5%	30.9%
Total merchandise sales (in thousands)	$ 374,580	$ 384,106	$ 385,559
Average number of stores (during period)	394	428	459
Average merchandise sales per average number of stores (in thousands)	$ 951	$ 897	$ 840

(1) All numbers in this table reflect only continuing operations.

We purchased approximately 59.1% of our general merchandise, including most tobacco products and grocery items, for 2011 from a single wholesale grocer, Core-Mark International, Inc. ("Core-Mark") pursuant to a contract that expires at the end of 2013. Our other major suppliers include Coca-Cola®, Pepsi-Cola® and Frito Lay®.

Technology and Store Automation

We continue to invest in our technological infrastructure to enable us to better address the expectations of our customers and improve our operating efficiencies and inventory management.

Most of our stores are connected to a high speed data network and provide near real-time information to our merchandise pricing management and security systems. We believe that these systems provide us more rapid access to data, customized reports and greater ease of use. Our information technology systems help us reduce cash and merchandise shortages and allow us to improve our profitability and strengthen operating and financial performance in multiple ways, including by:

- Allowing us to determine on a daily basis negative sales trends; for example, merchandise categories that are below budget or below the prior period's results; and
- Integrating our security video with our point of sales transaction log in a searchable database that allows us to search for footage related to specific transactions enabling the identification of potentially fraudulent transactions and providing examples through which to train our employees.

Dealer-Operated Stores

Our retail segment also includes a wholesale fuel distribution network that supplies 67 dealer-operated retail locations as of December 31, 2011. In 2011, our dealer net sales represented approximately 5.0% of net sales for our retail segment.

Our business with dealers includes a variety of contractual arrangements in some of which we pay a commission to the dealer based on profits from the fuel sales, some of in which we supply fuel and invoice the dealer for the cost of fuel plus an agreed upon margin and non-contractual arrangements in which dealers order fuel from us at their discretion.

Retail Segment Seasonality

Demand for gasoline and convenience merchandise is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. Seasonal fluctuations in traffic affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a negative impact on our results of operations.

Retail Segment Competition

The retail fuel and convenience store business is highly competitive. We compete on a store-by-store basis with other independent convenience store chains, independent owner-operators, major petroleum companies, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. Major competitive factors affecting us include location, ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety. We believe we are able to effectively compete in the markets in which we operate because our market concentration in most of our markets allows us to gain better vendor support. Our retail segment strategy continues to center on operating a high concentration of sites in a similar geographic region to promote operational efficiencies.

Information Technology

We continue to invest in information technology ("IT") as we see the development of IT systems and processes offer a strategic advantage in support of our business units. Significant changes have been applied to the IT organization, including establishment of the Chief Information Officer position, recruitment of seasoned professionals to supplement the current staff, and establishment of IT governance models that validate project priority, and focus resources on the most important business initiatives.

With the acquisition of Lion Oil, we made a strategic decision to standardize our Enterprise Resource Planning tools and foundational systems of record for our El Dorado operations. Business processes are being re-defined to drive a higher level of consistency in our operations utilizing new system tools to enhance the methodology used to produce responsive analytics and predictive analysis. The focus in 2012 is to evaluate standardizing our financial and accounting processes, which will further improve our ability to respond to customer and market requirements.

Most of the retail segment's stores are connected through a high speed network that provides near real time information in support of merchandise pricing management, store security, fraud prevention, in-store training, and customer point of sale processing. The architecture and design of the store systems provide the flexibility to continue the expansion to new services that require access through a secure internet connection adhering to Payment Card Industry ("PCI") data security standards. Our use of custom and off-the-shelf applications and programs gives us the ability to take advantage of standardization, plus offering the flexibility and responsiveness to change.

Governmental Regulation and Environmental Matters

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Interstate Commerce Act ("ICA") or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We are evaluating the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 ("EPAct 1992") and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as "petroleum pipelines"), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers, but it exercises light-handed regulation over crude oil and refined products pipelines. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally.

Environmental Matters

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the EPA, the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, OSHA, the Texas Commission on Environmental Quality ("TCEQ"), the Texas Railroad Commission, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refineries, terminals, pipelines, USTs and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of our ordinary operations, our various businesses generate waste, some of which falls within the statutory definition of a hazardous substance and some of which may have been disposed of at sites that may require future cleanup under Superfund. At this time, our El Dorado refinery has been named as a minor Potentially Responsible Party at one site for which we believe future costs will not be material.

We carried a liability of approximately $12.6 million as of December 31, 2011 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler and El Dorado refineries. This liability includes estimated costs for on-going investigation and remediation efforts, which were already being performed by the former operators of the Tyler and El Dorado refineries, for known contamination of soil and groundwater as well as estimated costs for additional issues which have been identified subsequent to the purchase. We expect approximately $1.4 million of this amount to be reimbursable by a prior owner of the El Dorado refinery and have recorded $0.2 million in other current assets and $1.2 million in other non-current assets and in our condensed consolidated balance sheet as of December 31, 2011. Approximately $3.0 million of the liability is expected to be expended over the next 12 months with most of the balance expended by 2022. In the future we could be required to undertake additional investigations of our refineries, pipelines and terminal facilities or convenience stores, which could result in additional remediation liabilities.

Most of the cost of remediating releases from USTs in our retail segment is reimbursed by state reimbursement funds which are funded by a tax on petroleum products and subject to certain deductible amounts. As of December 31, 2011, the amount accrued for such UST related remediation is approximately $0.1 million.

Both of our refineries have negotiated consent decrees, referred to as Global Refining Settlements, with the EPA and the United States Department of Justice ("DOJ") regarding certain Clean Air Act requirements. The State of Arkansas is also a party to the El Dorado refinery consent decree. The El Dorado refinery consent decree was effective in June 2003 and the Tyler refinery consent decree became effective in September 2009. Neither consent decree alleges any violations by Delek pertaining to Delek's operation of the refineries and the prior operators were responsible for payment of the assessed penalties. All capital projects required by the consent decrees have been completed; however, the consent decrees require certain on-going operational changes and work practices. Although the consent decrees will remain in force for several years, we believe any costs resulting from these changes and compliance with the consent decrees will not have a material adverse effect upon our business, financial condition or operations.

The prior owner of the Nettleton pipeline had negotiated a consent decree with the EPA and the DOJ regarding operation of that and other pipelines. As a condition to the purchase of the pipeline, we agreed to be named to the Consent Decree and to operate the pipeline in accordance with certain provisions of the Consent Decree. We were not required to pay any penalties and the prior owner had completed most of the capital projects required for the pipeline prior to the acquisition; however, the consent decree requires certain on-going operational changes and work practices that we do not believe will have a material effect on the operation of the pipeline.

In 2008, the El Dorado refinery signed a Consent Administrative Order ("CAO") that was in effect through 2009 with the State of Arkansas with regard to wastewater discharges. In conjunction with three other area dischargers, including the city of El Dorado Water Utilities, the El Dorado refinery applied for and was granted a National Pollutant Discharge Elimination System ("NPDES") permit for a combined discharge to the Ouachita River. The permit was contested by several environmental groups and other parties but ultimately upheld by the State of Arkansas Supreme Court in late 2010. The El Dorado refinery is party to an agreement with the other three dischargers to design, construct and jointly operate a 23 mile wastewater pipeline to convey the treated, commingled waste water to the Ouachita River. The U.S. Army Corps of Engineers has issued the required wetlands permits for construction of the pipeline and outfall structure, although environmental groups have threatened to file suit in an attempt to block the permits. Acquisition of the rights-of-way is underway to be followed by detail design and construction. We expect the pipeline to be completed in late 2013. The EPA was not a party to the Arkansas CAO and in late 2011 referred an enforcement action to the DOJ with regard to historical and on-going waste water discharges. We are in discussions with the EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary, but do not believe such requirements would have a material adverse effect upon our business, financial condition or operations.

The EPA issued final rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and will require the further reduction of maximum annual average benzene content by July 1, 2012. We completed a project at the Tyler refinery in the fourth quarter 2010 to partially reduce gasoline benzene levels. However, it will be necessary for us to purchase credits to fully comply with these content requirements for the Tyler refinery. Although credits were acquired that cover our 2011 obligation, there can be no assurance that such credits will be available in the future or that we will be able to purchase available credits at reasonable prices. Additional benzene reduction projects may be implemented to reduce or eliminate our need to purchase benzene credits depending on the availability and cost of credits.

A project to reduce gasoline benzene levels was completed at the El Dorado refinery in June 2011.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources. There are currently no state or regional initiatives for controlling GHG emissions that would affect our refineries. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating and capital costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

Since the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of fuel products produced at our refineries on an annual basis. While the cost of compliance with the reporting rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHG. Effective January 2, 2011, the EPA began regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. The EPA has announced its intent to further regulate refinery air emissions, including GHG emissions, through New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants to be proposed in 2012.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHSTA") finalized new standards raising the required Corporate Average Fuel Economy of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In December 2011, the EPA and NHTSA proposed further mandated decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 mpg by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries, as well as at our convenience stores.

The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required by the Energy Policy Act of 2005 to 32 billion gallons by 2022. A rule finalized by the EPA in 2010 to implement RFS 2 requires that most refiners blend increasing amounts of biofuels with refined products, equal to approximately 7.8% of combined gasoline and diesel volume in 2011, increasing to 9.2% in 2012 and escalating to approximately 18% in 2022. Alternatively, credits, called Renewable Identification Numbers ("RINs") can be used instead of physically blending biofuels. If adequate supplies of the required types of biofuels are unavailable in volumes sufficient to meet our requirement or if RINs are not available in sufficient volumes or at economical prices, refinery production or profitability could be negatively affected. The rule could also cause decreased crude runs in future years and materially affect profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. The Tyler refinery began supplying E-10 in January 2008 and biodiesel blends in June 2011. The El Dorado refinery completed a project at the truck loading rack in June 2011 to make E-10 available. We are implementing additional projects at our refineries and terminals that will allow blending increasing amounts of ethanol and biodiesel into our fuels in 2012.

In June 2007, OSHA announced that, under a National Emphasis Program ("NEP") addressing workplace hazards at petroleum refineries, it would conduct inspections of process safety management programs at approximately 80 refineries nationwide. OSHA conducted an NEP inspection at our Tyler, Texas refinery between February and August of 2008 and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the NEP citations. In April 2009, OSHA conducted a NEP inspection at the El Dorado refinery and assessed a penalty of less than $0.1 million, paid by the previous operator.

Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler refinery as a result of the explosion and fire that occurred there and issued citations assessing an aggregate penalty of approximately $0.2 million. We are also contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations.

In addition to OSHA, the Chemical Safety Board and the EPA requested information pertaining to the November 2008 explosion and fire at the Tyler refinery. The EPA conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act and, in late 2011, referred an enforcement action to the DOJ. We are in discussions with EPA and DOJ regarding what, if any, penalties and/or interim actions may be necessary.

Employees

As of December 31, 2011, we had 3,801 employees, of whom 852 were employed in our refining segment, 24 were employed in our marketing segment, 2,842 were employed either full or part-time in our retail segment and 83 were employed by Holdings. As of December 31, 2011, 162 operations and maintenance hourly employees and 40 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement that expires January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires March 1, 2015. As of December 31, 2011, 168 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

Trade Names, Service Marks and Trademarks

We regard our intellectual property as being an important factor in the marketing of goods and services in our retail segment. We own, have registered or applied for registration of a variety of trade names, service marks and trademarks for use in our business. We own the following trademark registrations issued by the United States Patent and Trademark Office: MAPCO®, MAPCO MART®, MAPCO EXPRESS & Design®, EAST COAST®, GRILLE MARX®, CAFÉ EXPRESS FINEST COFFEE IN TOWN MAPCO & Design®, GUARANTEED RIGHT! MAPCO EXPRESS & Design®, FAVORITE MARKET®, FLEET ADVANTAGE®, DELTA EXPRESS® and LION & Design®. While we do not have and have not applied for a federally registered trademark for DISCOUNT FOOD MART™ or FAST FOOD AND FUEL™, we do claim state and/or common law trademark rights in these names. Our right to use the "MAPCO" name is limited to the retail fuel and convenience store industry. We are not otherwise aware of any facts which would negatively impact our continuing use of any of our trade names, service marks or trademarks.

Available Information

Our internet website address is http://www.DelekUS.com. Information contained on our website is not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with (or furnished to) the Securities and Exchange Commission ("SEC") are available on our internet website (in the "Investor Relations" section), free of charge, as soon as reasonably practicable after we file or furnish such material to the SEC. We also post our corporate governance guidelines, code of business conduct and ethics and the charters of our board of directors' committees in the same website location. Our governance documents are available in print to any stockholder that makes a written request to Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027.

Glossary of Terms

The following are definitions of certain industry terms used in this Form 10-K:

Alkylation Unit - A refinery unit utilizing an acid catalyst to combine smaller hydrocarbon molecules to form larger molecules in the gasoline boiling range to produce a high octane gasoline blendstock which is referred to as alkylate.

Amine Regeneration Unit (ARU) - A unite that is used to strip out absorbed sulfur-containing gases from the rich amine to restore the amine so it can be re-used again in the process as lean amine to absorb additional sulfur-containing gases (sour gas).

Barrel - A unit of volumetric measurement equivalent to 42 U.S. gallons.

Big Sandy Terminal - that certain (i) light petroleum products terminal located in Big Sandy, Texas, along with the underlying real property, and other related assets, and (ii) the eight inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas.

Biodiesel - A renewable fuel produced from vegetable oils or animal fats that can be blended with petroleum derived diesel to produce biodiesel blends for use in diesel engines. Pure biodiesel is referred to as B100, whereas blends of biodiesel are referenced by how much biodiesel is in the blend (e.g., a B5 blend contains five volume percent biodiesel and 95 volume percent ULSD).

Blendstocks - Various products or intermediate streams that are combined with other components of similar type and distillation range to produce finished gasoline, diesel fuel or other refined products. Blendstocks may include natural gasoline, hydrotreated Fluid Catalytic Cracking Unit gasoline, alkylate, ethanol, reformate, butane, diesel, biodiesel, kerosene, light cycle oil or slurry, among others.

Bpd/bpd - Barrels per calendar day.

Brent Crude (Brent) - a light, sweet crude oil, though not as light as WTI. Brent is the leading global price benchmark for Atlantic basin crude oils.

CBOB - Motor gasoline blending components intended for blending with oxygenates, such as ethanol, to produce finished conventional motor gasoline.

Crude Distillation Capacity, Nameplate Capacity or Production Capacity - The maximum sustainable capacity for a refinery or process unit for a given feedstock quality and severity level, measured in barrels per day.

Delayed Coking Unit (Coker) - A refinery unit that processes ("cracks") heavy oils, such as the bottom cuts of crude oil from the crude or vacuum units, to produce blendstocks for light transportation fuels or feedstocks for other units and petroleum coke.

Distillates - Products or intermediates that are normally initially produced via distillation and then further processed to produce finished fuels or blendstocks including gasoline, kerosene, jet fuel and diesel.

El Dorado Pipeline System (El Dorado Pipeline) - that certain pipeline system consisting of (i) approximately 28.2 miles of 12 inch in diameter crude pipelines located in Arkansas; (ii) approximately 16 miles of variable diameter refined product pipelines located in Arkansas and which have access to the Enterprise Pipeline System; and (iii) related tank farms.

Enterprise Products Pipeline System (Enterprise Pipeline System) - a major product pipeline transport system that reaches from the Gulf Coast into the Northeastern United States.

Ethanol - An oxygenated blendstock that is blended with sub-grade (CBOB) or conventional gasoline to produce a finished gasoline.

E-10 - A 90% gasoline-10% ethanol blend.

E-15 - An 85% gasoline-15% ethanol blend.

Fluid Catalytic Cracking Unit or FCC Unit - A refinery unit that uses fluidized catalyst at high temperatures to crack large hydrocarbon molecules into smaller, higher-valued molecules (LPG, gasoline, LCO, etc.).

Feedstocks - Crude oil and petroleum products used as inputs in refining processes.

Gulf Coast 5-3-2 crack spread or Gulf Coast crack spread - A crack spread reflecting the approximate gross margin resulting from processing one barrel of crude oil into three-fifths of a barrel of gasoline and two-fifths of a barrel of high sulfur diesel, utilizing the market prices of WTI crude oil, U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil.

Gulf Coast Region - commonly referred to as PADD III, includes the states of Texas, Arkansas, Louisianna, Mississippi, Alabama and New Mexico.

Hydrotreating Unit - A refinery unit that removes sulfur and other contaminants from hydrocarbons at high temperatures and moderate to high pressure in the presence of catalysts and hydrogen. When used to process fuels, this unit reduces the sulfur dioxide emissions from these fuels.

Isomerization Unit - A refinery unit altering the arrangement of a molecule in the presence of a catalyst and hydrogen to produce a more valuable molecule, typically used to increase the octane of gasoline blendstocks.

Jobbers - Retail stations owned by third-parties that sell products purchased from or through us.

LPG - Liquefied petroleum gas.

Light/Medium/Heavy Crude Oil - Terms used to describe the relative densities of crude oil, normally represented by their API gravities. Light crude oils (those having relatively high API gravities) may be refined into a greater amount of valuable products and is typically more expensive than a heavier crude oil.

Magnolia Pipeline System (Magnolia Pipeline) - that certain pipeline system consisting of approximately 77 miles of variable diameter crude oil pipelines that are located in Louisiana and Arkansas, along with related tanks.

McMurrey Pipeline System (McMurrey Pipeline) - (i) that certain approximately 65 mile, variable diameter pipeline and pump system that runs between our Atlas Tank Farm outside of Longview, Texas and the Tyler refinery; (ii) the Atlas Tank Farm, which contains one 150,000 barrel tank and one 300,000 barrel tank; (iii) Nettleton Station, which contains five 55,000 barrel tanks; (iv) Bradford Station, which contains one 54,000 barrel tank and one 9,000 barrel tank; and (v) Arp Station, which contains two 55,000 barrel tanks.

Midwest/Mid-Continent Region - commonly referred to as PADD II, includes the states of North Dakota, South Dakota, Nebraska, Kansas, Oklahoma, Minnesota, Iowa, Missouri, Wisconsin, Illinois, Michigan, Indiana, Ohio, Kentucky and Tennessee.

NaSH Unit - A refinery process that uses caustic to capture hydrogen sulfide from sour gas streams to produce sodium hydrosulfide.

Naphtha - A hydrocarbon fraction that is used as a gasoline blending component, a feedstock for reforming and as a petrochemical feedstock.

Nettleton Pipeline System (Nettleton Pipeline) - that certain approximately 35 mile long, variable diameter crude oil pipeline system that runs between our tank farms constituting a portion of the McMurrey Pipeline system to Bullard Junction in Tyler, Texas, at our refinery.

NGL- Natural gas liquids.

New York Mercantile Exchange (NYMEX) - A commodities futures exchange.

Paline Pipeline System (Paline Pipeline) - that certain (i) approximately 185 mile operable crude oil pipeline running between Longview, Texas and the Chevron operated Beaumont terminal and (ii) approximately 7 mile idle pipeline from the Beaumont terminal to Port Arthur, Texas.

Petroleum Administration for Defense District (PADD)- Any of five regions in the United States as set forth by the Department of Energy and used throughout the oil industry for geographic reference. Our refineries operate in PADD III, commonly referred to as the Gulf Coast region.

Petroleum Coke - A coal-like substance produced as a byproduct during the Delayed Coking refining process.

Refining margin or crack spread- A metric used in the refining industry to assess a refinery's product margins by comparing the difference between the price of refined products produced at the refinery and the price of crude oil required to produce those products.

Reforming Unit - A refinery unit that uses high temperature, moderate pressure and catalyst to create petrochemical feedstocks, high octane gasoline blendstocks and hydrogen.

Renewable Fuels Standard 2 (RFS-2) - An EPA regulation promulgated pursuant to the Energy Independence and Security Act of 2007 which requires most refineries to blend increasing amounts of renewable fuels (including biodiesel and ethanol) with refined products.

Roofing flux - An asphalt-like product used to make roofing shingles for the housing industry.

Sweet/Sour crude oil - Terms used to describe the relative sulfur content of crude oil. Sweet crude oil is relatively low in sulfur content; sour crude oil is relatively high in sulfur content. Sweet crude oil requires less processing to remove sulfur and is typically more expensive than sour crude oil.

Throughput - The quantity of crude oil and feedstocks processed through a refinery or a refinery unit.

Turnaround - A periodic shutdown of refinery process unites to perform routine maintenance to restore the operation of the equipment to its former level of performance. Turnaround activities normally include cleaning, inspection, refurbishment and equipment and piping repair and replacements. It is also common to use turnaround periods to change catalysts or to implement capital project improvements.

Ultra-Low Sulfur Diesel (ULSD) - Diesel fuel produced with a lower sulfur content (15 ppm) to reduce sulfur dioxide emissions. ULSD is the only diesel fuel that may be used for on-road and most other applications in the U.S.

U.S. Gulf Coast Pipeline Conventional 87 CBOB or U.S. Gulf Coast Unleaded Gasoline - a grade of gasoline commonly marketed as Regular Unleaded at retail locations. This is the standard by which Gulf Coast gasoline products are priced.

U.S. Gulf Coast Pipeline No. 2 Heating Oil - a petroleum distillate that can be used as either a diesel fuel or a fuel oil. This is the standard by which other Gulf Coast distillate products (such as ultra-low sulfur diesel) are priced.

UST - Underground storage tank.

Vacuum Distillation Unit - A refinery unit that distills heavy crude oils under deep vacuum to allow their separation without coking.

West Texas Intermediate Crude Oil (WTI) - a light, sweet crude oil characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

ITEM 1A. *RISK FACTORS*

We are subject to numerous known and unknown risks, many of which are presented below and elsewhere in this Annual Report on Form 10-K. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Industries

Our refining margins have been volatile and are likely to remain volatile, which may have a material adverse effect on our earnings and cash flows.

Our earnings, cash flow and profitability from our refining operations are substantially determined by the difference between the market price of refined products and the market price of crude oil, which is referred to as the crack spread or refining margin. Refining margins historically have been volatile and are likely to continue to be volatile, as a result of numerous factors beyond our control, including volatility in the prices of the various types of crude oil and other feedstocks purchased by our refineries, volatility in the costs of natural gas and electricity used by our refineries, and volatility in the prices of gasoline and other refined petroleum products sold by our refineries. Our acquisition of the El Dorado refinery in April 2011 more than doubled our refining capacity and increased our exposure to this volatility.

For example, although there are differences between published prices and margins and those experienced in our operations, certain published data illustrate the volatility we encounter. The NYMEX price for domestic light sweet crude oil (NYMEX: CL), the U.S. Gulf Coast price for unleaded gasoline (Platts U.S. Gulf Coast Pipeline Conventional 87 CBOB) and the Gulf Coast 5-3-2 crack spread have fluctuated between the following highs and lows during the preceding three calendar years:

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009	
	Low	High	Low	High	Low	High
NYMEX crude oil (per barrel)	$ 75.67	$ 113.93	$ 68.01	$ 91.51	$ 33.98	$ 81.37
US Gulf Coast Unleaded Gasoline (per gallon)	$ 2.31	$ 3.40	$ 1.83	$ 2.41	$ 1.04	$ 2.05
US Gulf Coast crack spread (per barrel)	$ 10.40	$ 36.64	$ 4.58	$ 14.26	$ 1.89	$ 18.97

Such volatility is affected by, among other things:

- changes in global and local economic conditions;
- domestic and foreign supply and demand for crude oil and refined products;
- investor speculation in commodities;
- worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Africa, the former Soviet Union, and South America;
- the level of foreign and domestic production of crude oil and refined petroleum products;
- the ability of the members of the Organization of Petroleum Exporting Countries to maintain oil price and production controls;
- pricing and other actions taken by competitors that impact the market;
- the level of crude oil, other feedstocks and refined petroleum products imported into and exported out of the United States;
- excess capacity and utilization rates of refineries worldwide;
- development and marketing of alternative and competing fuels, such as ethanol and biodiesel;

- changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;
- events that cause disruptions in our distribution channels;
- local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets;
- accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refineries or the supply and delivery of crude oil from third parties; and
- U.S. government regulations.

The crude oil we purchase and the refined products we sell are commodities whose prices are mainly determined by market forces beyond our control. While an increase or decrease in the price of crude oil will often result in a corresponding increase or decrease in the wholesale price of refined products, a change in the price of one commodity does not always result in a corresponding change in the other. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices or a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices could also have a significant negative effect on our results of operations and cash flows. This is especially true for non-transportation refined products such as asphalt, butane, coke, sulfur, propane and slurry whose prices are less likely to correlate to fluctuations in the price of crude oil, all of which we produce at our refineries.

In addition, our Tyler refinery has historically processed primarily light sweet crude oils, while our El Dorado refinery processes primarily sour crude oils. Due to increasing demand for lower sulfur fuels, light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations.

Also, the price for a significant portion of the crude oil processed at our refineries is based upon the WTI benchmark for such oil rather than the Brent benchmark. Although these two benchmarks have historically been similarly priced, elevated inventories of WTI-priced crude oil in the Mid-Continent have caused WTI prices to fall significantly below the Brent benchmark in recent months. During the year ended December 31, 2011, this differential ranged from a high of $27.88 to a low of $3.29. A substantial or prolonged narrowing in (or inversion to) the price differential between the WTI and Brent benchmarks for any reason, including, without limitation, actual or perceived reductions in Mid-Continent inventories, could negatively impact our earnings and cash flows. In addition, because the premium or discount we pay for a portion of the crude oil processed at our refineries is established based upon this differential during the month prior to the month in which the crude oil is processed, rapid decreases in the differential may negatively affect our results of operations and cash flows.

Finally, higher refined product prices often result in negative consequences for our retail operations such as higher credit card expenses (because credit card interchange fees are typically calculated as a percentage of the transaction amount rather than a percentage of gallons sold), lower retail fuel gross margin per gallon, reduced demand for refined products, fewer retail gallons sold and fewer retail merchandise transactions.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to the environment, safety, pipeline tariffs, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility, the sale of alcohol and tobacco and other requirements. These laws and regulations are enforced by federal agencies including the EPA, the DOT / PHMSA / FMCSA, the OSHA and the FERC, and state agencies such as the TCEQ and ADEQ, the TRRC and the TDEC as well as numerous other state and federal agencies. A violation of any of these requirements could have a material adverse effect on our business, financial condition and results of operations. For example, OSHA and the EPA commenced investigations of the Tyler refinery following the accident that occurred there in November 2008. OSHA concluded its inspection in May 2009 and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting the citations and fines and do not believe the outcome will have a material effect on our business. The investigation is ongoing and we cannot assure you as to the outcome of the EPA's investigation including any possible penalties that may arise.

Ongoing compliance with laws, regulations and other requirements could also have a material adverse effect on our business, financial condition and results of operations. Under various federal, state and local environmental requirements, as the owner or operator of refineries and retail locations, we may be liable for the costs of removal or remediation of contamination at our existing or former locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and several of our current and former locations are the subject of ongoing remediation projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of these substances at sites where they are located, regardless of whether the site is owned or operated by that person. We typically arrange for the treatment or disposal of hazardous substances in our refining operations. We do not typically do so in our retail operations, but we may nonetheless be deemed to have arranged for the disposal or treatment of hazardous substances. Therefore, we may be liable for removal or remediation costs, as well as other related costs, including fines, penalties and damages resulting from injuries to persons, property and natural resources. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire.

In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. Companies in the petroleum industry, such as us, are often the target of activist and regulatory activity regarding pricing, safety, environmental compliance, derivatives trading and other business practices which could result in price controls, fines, increased taxes or other actions affecting the conduct of our business. For example, consumer activists are lobbying various authorities to enact laws and regulations mandating the removal of tetra-ethyl lead from aviation gasoline. Others activists seek to require the use of temperature compensation devices for fuel dispensed at our retail stores.

Various legislative and regulatory measures to address climate change and GHG emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in the prices of refined products resulting from such increased costs could have a material adverse effect on our business, financial condition or results of operations.

Since the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of products produced at our refineries on an annual basis. While the cost of compliance with the rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHGs. In January 2011, the EPA began regulating GHG emissions from refineries and other major sources through the PSD and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. The EPA has announced its intent for further regulation of refinery GHG emissions through a New Source Performance Standard ("NSPS") to be finalized in 2012. GHG regulation could also impact the consumption of refined products, thereby affecting our refinery operations.

The EPA issued final rules for gasoline formulation that require the reduction of average benzene content beginning January 1, 2011. We currently purchase credits to comply with these content requirements for one of our refineries but there can be no assurance that such credits will be available or that we will continue to be able to purchase available credits at reasonable prices. Finally, the EPA has announced their intention to propose or finalize additional Maximum Achievable Control Technologies and NSPSs in 2012 for a variety of refinery sources (such as cokers, flares, boilers/heaters and other process units) as well as Tier 3 gasoline standards that would require a further reduction in sulfur content and vapor pressure. Compliance with any future legislation or regulation of temperature compensation, GHG emissions, sulfur, benzene or other toxic content or vapor pressure may result in increased capital and operating costs and may have a material adverse effect on our results of operations and financial condition.

Environmental regulation is becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed. While it is impractical to predict the impact that potential regulatory and activist activity may have, such future activity may result in increased costs to operate and maintain our facilities, as well as increased capital outlays to improve our facilities. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products. Our need to incur costs associated with complying with any resulting new legal or regulatory requirements that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

We operate independent refineries which may not be able to withstand volatile market conditions, compete on the basis of price or obtain sufficient quantities of crude oil in times of shortage to the same extent as integrated, multinational oil companies.

We compete with a broad range of companies in our refining and petroleum product marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions relating to crude oil and refined product pricing, to compete on the basis of price and to obtain crude oil in times of shortage.

We do not engage in the petroleum exploration and production business and therefore do not produce any of our own crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude production are at times able to offset losses from refining operations with profits from producing operations and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, and results of operations.

We are subject to loss of market share or pressure to reduce prices in order to compete effectively with a changing group of competitors in a fragmented retail industry.

The markets in which we operate our retail fuel and convenience stores are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gas stations, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry.

In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry by entering the retail fuel business and/or selling merchandise traditionally found in convenience stores. These non-traditional gasoline and/or convenience merchandise retailers have obtained a significant share of the motor fuels market, may obtain a significant share of the convenience merchandise market and their market share in each market is expected to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition and results of operations.

Independent owner-operators can generally operate stores with lower overhead costs than ours. Should significant numbers of independent owner-operators enter our market areas, retail prices in some of our categories may be negatively affected, as a result of which our profit margins may decline at affected stores.

Our stores compete, in large part, based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores. Other major competitive factors include ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety.

Decreases in commodity prices may lessen our borrowing capacities, increase collateral requirements for derivative instruments or cause a write-down of inventory.

The nature of our business requires us to maintain substantial quantities of crude oil, refined petroleum product and blendstock inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. For example, reductions in the value of our inventories or accounts receivable as a result of lower commodity prices could result in a reduction in our borrowing base under the revolving credit facility for the Tyler refinery and a reduction in the amount of financial resources available to meet the Tyler refinery's capital requirements. Further, if at any time our availability under the revolving credit facility falls below certain thresholds, we may be required to take steps to reduce our utilization under the credit facility. In addition, decreases in commodity prices may require us to post substantial amounts of cash collateral to our hedging counterparties in order to maintain any hedging positions. Finally, because our inventory is valued at the lower of cost or market value, we would record a write-down of inventory and a non-cash charge to cost of sales if the market value of our inventory were to decline to an amount below our cost.

A terrorist attack on our assets, or threats of war or actual war, may hinder or prevent us from conducting our business.

Terrorist attacks in the United States, as well as events occurring in response or similar to or in connection with them, including political instability in various Middle Eastern countries, may harm our business. Energy-related assets (which could include refineries, pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where our majority stockholder, Delek Group, is based, has suffered armed conflicts and political instability in recent years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner. Four of our directors resided in Israel as of December 31, 2011.

A direct attack on our assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack or continued political instability in the Middle East could have an adverse impact on energy prices, including prices for our crude oil, other feedstocks and refined petroleum products, and an adverse impact on the margins from our refining and petroleum product marketing operations. Disruption or significant increases in energy prices could also result in government-imposed price controls.

Increased consumption of alternative transportation fuels and increased use of alternative means of transportation could lead to a decrease in transportation fuel prices and/or a reduction in demand for petroleum-based transportation fuels.

Regulatory initiatives have required an increase in the consumption of renewable transportation fuels such as ethanol and biodiesel and consumer acceptance of alternative means of transportation such as electric and hybrid vehicles is increasing. Increased use of renewable fuels and alternative means of transportation may result in a decrease in demand for petroleum-based transportation fuels. Increased use of renewable fuels may also result in an increase in transportation fuel supply relative to decreased demand and a corresponding decrease in margins. A significant decrease in transportation fuel margins or demand for petroleum-based transportation fuels could have an adverse impact on our financial results. For example, the Energy Policy Act of 2005 and EISA require increasing amounts of renewable fuel be incorporated into the gasoline pool through 2022. A rule finalized by the EPA in 2010, RFS-2, to implement the EISA requires displacement of increasing amounts of petroleum-based transportation fuels with biofuels, beginning with approximately 7.8% in 2011, increasing to 9.2% in 2012 and escalating to 18% or more in 2022, depending on demand for gasoline and diesel. In addition, the EPA may soon allow the widespread use of fuel containing 85% gasoline and 15% ethanol ("E15"). The RFS-2 mandate and widespread use of E15 could cause decreased crude runs and materially affect our profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products.

Increases in required fuel economy and regulation of CO_2 emissions from motor vehicles may reduce demand for transportation fuels.

In 2010, the EPA and the NHTSA finalized new standards, raising the required Corporate Average Fuel Economy of the nation's passenger fleet by 40% to approximately 35 mpg by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the Department of Transportation finalized first-time standards for fuel economy of medium and heavy duty trucks. In December 2011, the EPA and NHTSA proposed further mandated decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 MPG by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries and convenience stores.

Risks Relating to Our Business

We are particularly vulnerable to disruptions to our refining operations, because our refining operations are concentrated in two facilities.

Because all of our refining operations are concentrated in the Tyler and El Dorado refineries, significant disruptions at either facility could have a material adverse effect on our business, financial condition or results of operations. Refining segment contribution margin comprised approximately 83.5%, 39.8% and 60.3% of our consolidated contribution margin for the 2011, 2010 and 2009 fiscal years, respectively. We expect to perform a maintenance turnaround of each processing unit at each of our refineries, beginning in 2013 and ending in 2014. Depending on which units are affected, all or a portion of each refinery's production may be disrupted during a turnaround.

In addition, our refineries consist of many processing units, a number of which have been in operation for many years. Even if properly maintained, equipment may require significant capital expenditures to maintain desired efficiencies. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround. For example, operations at the Tyler refinery were suspended for approximately one week of unscheduled down time in the third quarter of 2010 and an explosion and fire at the refinery in November 2008 suspended operations for more than five months.

Refinery operations may also be disrupted by external factors such as an interruption of electricity, natural gas, water treatment or other utilities. Other potentially disruptive factors discussed elsewhere in these risk factors include natural disasters, severe weather conditions, workplace or environmental accidents, interruptions of supply, work stoppages, losses of permits or authorizations or acts of terrorism. Disruptions to our refining operations could reduce our revenues during the period of time that our units are not operating.

General economic conditions may adversely affect our business, operating results and financial condition.

The domestic economy and economic slowdowns may have serious negative consequences for our business and operating results because our performance is subject to domestic economic conditions and their impact on levels of consumer spending. Some of the factors affecting consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth based on recent declines in equity markets and residential real estate values, adverse developments in mortgage markets, taxation, energy prices, interest rates, consumer confidence and other macroeconomic factors. During a period of economic weakness or uncertainty, current or potential customers may travel less, reduce or defer purchases, go out of business or have insufficient funds to buy or pay for our products and services.

Substantially all of our retail fuel and convenience stores are located in the southeastern United States, primarily in the states of Alabama, Georgia and Tennessee. As a result, our results of operations are particularly vulnerable to general economic conditions in that region. An economic downturn in the Southeast could cause our sales and the value of our assets to decline and have a material adverse effect on our business, financial condition and results of operations.

Moreover, a financial market crisis may have a material adverse impact on financial institutions and limit access to capital and credit. This could, among other things, make it more difficult for us to obtain (or increase our cost of obtaining) capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

The costs, scope, timelines and benefits of our refining projects may deviate significantly from our original plans and estimates.

We may experience unanticipated increases in the cost, scope and completion time for our improvement, maintenance and repair projects at our refineries. Refinery projects are generally initiated to increase the yields of higher-value products, increase our ability to process lower cost crude oils, increase production capacity, meet new regulatory requirements or maintain the safe operations of our existing assets. Equipment that we require to complete these projects may be unavailable to us at expected costs or within expected time periods. Additionally, employee or contractor labor expense may exceed our expectations. Due to these or other factors beyond our control, we may be unable to complete these projects within anticipated cost parameters and timelines. In addition, the benefits we realize from completed projects may take longer to achieve and/or be less than we anticipated. Our inability to complete and/or realize the benefits of refinery projects in a cost-efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

The dangers inherent in our operations could cause disruptions and expose us to potentially significant costs and liabilities.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate and refined petroleum products. These hazards and risks include, but are not limited to, natural or weather-related disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, and other events beyond our control. The occurrence of any of these events could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or death and other damage to our properties and the properties of others. For example, an incident at our Tyler refinery in November 2008 resulted in two employee deaths and a suspension of production that continued until May 2009.

Because of these inherent dangers, our refining operations are subject to various laws and regulations relating to occupational health and safety and environmental protection. Continued efforts to comply with applicable laws and regulations related to health, safety and the environment, or a finding of non-compliance with current regulations, could result in additional capital expenditures or operating expenses, as well as fines and penalties. For example, OSHA commenced an investigation of the Tyler refinery following the November 2008 incident and issued citations in May 2009 assessing an aggregate penalty of approximately $0.2 million.

In addition, our refineries are located in populated areas. Any release of hazardous material or catastrophic event could affect our employees and contractors at the refinery as well as persons outside the refinery grounds. In the event that personal injuries or deaths result from such events, we would likely incur substantial legal costs and liabilities. The extent of these costs and liabilities could exceed the limits of our available insurance. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

We also operate a fleet of fuel delivery and other trucks. These trucks regularly transport highly combustible motor fuels and other hazardous substances on public roads. A motor vehicle accident involving one of our trucks could result in significant personal injuries and/or property damage.

From time to time, our cash and credit needs may exceed our internally generated cash flow and available credit, and our business could be materially and adversely affected if we are not able to obtain the necessary cash or credit from financing sources.

We have significant short-term cash needs to satisfy working capital requirements such as crude oil purchases which fluctuate with the pricing and sourcing of crude oil. We rely in part on our access to credit to purchase crude oil for our refineries. If the price of crude oil increases significantly, we may not have sufficient available credit, and may not be able to sufficiently increase such availability, under our existing credit facilities or other arrangements to purchase enough crude oil to operate our refineries at full capacity. Our failure to operate our refineries at full capacity could have a material adverse effect on our business, financial condition and results of operations. We also have significant long-term needs for cash, including any expansion and upgrade plans, as well as for regulatory compliance.

Depending on the conditions in credit markets, it may become more difficult to obtain cash or credit from third party sources. If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with regulatory deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have a significant amount of debt. As of December 31, 2011, we had total debt of $432.6 million, including current maturities of $74.2 million. In addition to our outstanding debt, as of December 31, 2011, our letters of credit issued under our various credit facilities were $259.2 million. Our borrowing availability under our various credit facilities as of December 31, 2011 was $225.8 million.

Our significant level of debt could have important consequences for us. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a disadvantage relative to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets, upgrade our refining assets, renovate our stores or pursue acquisitions or other business opportunities;
- limit our ability to borrow additional funds in the future; and
- increase the interest cost of our borrowed funds and letters of credit.

In addition, a substantial portion of our debt has a variable rate of interest, which increases our exposure to interest rate fluctuations, to the extent we elect not to hedge such exposures.

If we are unable to service our debt (principal and interest) and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. Our default on any of those obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, if new debt is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain operating and financial restrictions that might constrain our business and financing activities.

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, to varying degrees our credit facilities restrict our ability to:

- declare dividends and redeem or repurchase capital stock;
- prepay, redeem or repurchase debt;
- make loans and investments, issue guaranties and pledge assets;
- incur additional indebtedness or amend our debt and other material agreements;
- make capital expenditures;
- engage in mergers, acquisitions and asset sales; and
- enter into some intercompany arrangements and make some intercompany payments, which in some instances could restrict our ability to use the assets, cash flow or earnings of one segment to support another segment.

Other restrictive covenants require that we meet certain financial covenants, including leverage coverage, fixed charge coverage, and net worth tests as described in the credit facility agreements. In addition, the covenant requirements of our various credit agreements require us to make many subjective determinations pertaining to our compliance thereto and exercise good faith judgment in determining our compliance. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. If we breach any of the restrictions or covenants in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitments to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these immediate payments. In addition, our obligations under our credit facilities are secured by substantially all of our assets. If we are unable to timely repay our indebtedness under our credit facilities, the lenders could seek to foreclose on the assets or we may be required to contribute additional capital to our subsidiaries. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refineries at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments. As a result, suppliers could shorten the payment terms of their invoices with us or require us to provide significant collateral to them that we do not currently provide. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, as well as the historical volatility of crude oil pricing, any imposition by our suppliers of more burdensome payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This in turn could cause us to be unable to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

Termination of our Supply and Offtake Agreement could have a material adverse effect on our liquidity.

We entered into a Master Supply and Offtake Agreement ("Supply and Offtake Agreement") with J. Aron at the closing of the Lion Acquisition. Pursuant to the Supply and Offtake Agreement, J. Aron purchased a majority of the crude oil and refined products in Lion Oil's inventory at market prices. The Supply and Offtake Agreement expires on April 29, 2014; however, upon any termination, including in connection with a force majeure or default, the parties are required to negotiate with third parties for the assignment to us of certain contracts, commitments and arrangements including procurement contracts, commitments for the sale of product, and pipeline, terminalling, storage and shipping arrangements. Additionally, upon termination, we will be required to repurchase or refinance the consigned crude oil and refined products from J. Aron at then market prices, which may have a material impact on our working capital needs. At December 31, 2011, we had approximately 3.0 million barrels of inventory consigned to J. Aron and we have recorded a liability associated with this consigned inventory of $298.8 million.

Interruptions or limitations in the supply and delivery of crude oil or distribution of refined products may negatively affect our refining operations and inhibit the growth of our refining operations.

We rely upon third party transportation systems for the delivery of crude oil to our refineries. We could experience an interruption or reduction of supply and delivery, or an increased cost of receiving crude oil, if the ability of these third party systems to transport crude oil is disrupted because of accidents, adverse weather conditions, governmental regulation, terrorism, maintenance or failure of pipelines or other delivery systems, other third-party action or other events beyond our control. The unavailability for our use for a prolonged period of time of any system of delivery of crude oil could have a material adverse effect on our business, financial condition or results of operations. For example, as a result of flooding along the Mississippi River in May 2011, a pipeline operator temporarily suspended crude oil shipments on a pipeline system that supplies significant amounts of crude oil to the El Dorado refinery. As a result, the El Dorado refinery operated at reduced rates until the pipeline system resumed normal operations approximately five weeks later.

Moreover, interruptions in delivery or limitations in delivery capacity may not allow our refining operations to draw sufficient crude oil to support current refinery production or increases in refining output. In order to maintain or materially increase refining output, existing crude delivery systems may require upgrades or supplementation, which may require substantial additional capital expenditures.

In addition, the El Dorado refinery distributes most of its light product production through a third-party pipeline system. An interruption or change in the operation of the third-party pipeline system may result in a material restriction to our distribution channels, and, because demand in the El Dorado market is limited, may cause us to reduce production and may have a material adverse affect on our business, financial condition and results of operations.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

We carry property, business interruption, pollution and casualty insurance, but we do not maintain insurance coverage against all potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. In addition, because our business interruption policy does not cover losses during the first 21 to 45 days of the interruption, a significant part or all of a business interruption loss could be uninsured. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to both industry companies, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, hurricanes in recent years have caused significant damage to several petroleum refineries along the Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance capacity they are willing to offer or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of growth through acquisitions.

A significant part of our growth strategy is to acquire assets such as refineries, pipelines, terminals, and retail fuel and convenience stores that complement our existing sites or broaden our geographic presence. If attractive opportunities arise, we may also acquire assets in new lines of business that are complementary to our existing businesses. Through eleven major transactions spanning from our inception in 2001 through December 2011, we acquired the Tyler and El Dorado refineries, acquired approximately 500 retail fuel and convenience stores and developed our wholesale fuel business. We expect to continue to acquire retail fuel and convenience stores, refinery assets and product terminals and pipelines as a major element of our growth strategy, however:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;
- we usually compete with others to acquire assets, which competition may increase, and, any level of competition could result in decreased availability or increased prices for acquisition candidates;
- we may experience difficulty in anticipating the timing and availability of acquisition candidates;
- since the convenience store industry is dominated by small, "independent" operators that own fewer than ten stores, we will likely need to complete numerous small acquisitions, rather than a few major acquisitions, to substantially increase our number of retail fuel and convenience stores;
- the need to complete numerous acquisitions will require significant amounts of our management's time;
- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions; and
- as a public company, we are subject to reporting obligations, internal controls and other accounting requirements with respect to any business we acquire, which may prevent or negatively affect the valuation of some acquisitions we might otherwise deem favorable or increase our acquisition costs. For example, prior to April 2011, the El Dorado refinery was controlled by a privately held entity that was not required to comply with public financial reporting obligations such as the Securities Exchange Act of 1934 and the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Now that we control the El Dorado refinery, we must ensure that it maintains disclosure controls and procedures and internal control over financial reporting as required by the Securities Exchange Act of 1934.

The occurrence of any of these factors could adversely affect our growth strategy.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared with our expectations.

Due to our emphasis on growth through acquisitions, we are particularly susceptible to transactional risks. For example:

- during the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire;
- we may assume contracts or other obligations in connection with particular acquisitions on terms that are less favorable or desirable than the terms that we would expect to obtain if we negotiated the contracts or other obligations directly;
- we may fail to successfully integrate or manage acquired assets;

- acquired assets may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate;
- acquisitions may require us to incur additional debt or issue additional equity;
- acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment, as in the case of the $60.0 million impairment of our minority investment in Lion Oil in the fourth quarter of 2010;
- we may fail to grow our existing systems, financial controls, information systems, management resources and human resources in a manner that effectively supports our growth;
- to the extent that we acquire assets in complementary new lines of business, we may become subject to additional regulatory requirements and additional risks that are characteristic or typical of these new lines of business; and
- to the extent that we acquire equity interests in entities that control assets (rather than acquiring the assets directly), we may assume liabilities that predate our ownership and control of the assets. For example, in April 2011, we acquired a majority of the outstanding shares of common stock of Lion Oil, the Arkansas corporation that owns and operates the El Dorado refinery. Because we acquired the stock of Lion Oil (rather than acquiring the refinery assets directly), we may be subject to Lion Oil's historic liabilities.

The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.

We may incur significant costs and liabilities with respect to investigation and remediation of environmental conditions at our refineries.

Prior to our purchase of our refineries, the previous owners had been engaged for many years in the investigation and remediation of liquid hydrocarbons which contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for certain costs associated with the continued investigation and remediation of known and unknown impacted areas at the refineries. In the future, it may be necessary to conduct further assessments and remediation efforts at our refinery and pipeline locations. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the refineries.

Based upon environmental evaluations performed internally and by third parties subsequent to the purchase of our refineries, we recorded environmental liabilities of approximately $3.7 million and $8.8 million as of December 31, 2011 for the estimated costs of environmental remediation for the Tyler and El Dorado refineries, respectively. We expect remediation of soil, sediment and groundwater at the refineries to continue for the foreseeable future. The need to make future expenditures for these purposes that exceed the amounts we estimated and accrued for could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. We anticipate that compliance with environmental, health and safety regulations will require us to spend approximately $8.9 million in capital costs in 2012 and approximately $80.7 million during the next five years.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

Our Tyler refinery has no access to an outbound pipeline for distribution of our refined petroleum products outside the northeast Texas market.

For the year ended December 31, 2011, nearly all of the refinery sales volume in Tyler was completed through a rack system located at the Tyler refinery. Unlike most other refineries, the Tyler refinery currently has no access to an outbound pipeline for distribution of refined products outside the northeast Texas market. The Tyler refinery's lack of access to an outbound pipeline may limit our ability to attract new customers for our refined petroleum products or increase sales of the Tyler refinery products. If demand for the Tyler refinery's products diminishes within the northeast Texas market, our production may be reduced and our financial results would be adversely affected.

An interruption or termination of supply and delivery of refined products to our wholesale business could result in a decline in our sales and earnings.

Our marketing segment sells refined products produced by refineries owned mostly by third parties. In 2011, our marketing segment received nearly all of its supply of refined products from two suppliers. We could experience an interruption or termination of supply or delivery of refined products if our suppliers partially or completely ceased operations, temporarily or permanently. The ability of these refineries and our suppliers to supply refined products to us could be disrupted by anticipated events such as scheduled upgrades or maintenance, as well as events beyond their control, such as unscheduled maintenance, fires, floods, storms, explosions, power outages, accidents, acts of terrorism or other catastrophic events, labor difficulties and work stoppages, governmental or private party litigation, or legislation or regulation that adversely impacts refinery operations. In addition, any reduction in capacity of other pipelines that connect with our suppliers' pipelines or our pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes of refined product supplied to our marketing business. A reduction in the volume of refined products supplied to our marketing segment could adversely affect our sales and earnings.

An increase in competition and/or reduction in demand in the market in which we sell our refined products could lower prices and adversely affect our sales and profitability.

Our Tyler refinery is currently the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles of its location and there are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal. If competitors commence operations within these niche markets, we could lose our niche market advantage, which could have a material adverse effect on our business, financial condition and results of operations.

Our El Dorado refinery's profitability may be impacted by increased competition from refineries that operate in different regions that have access to Canadian and domestic crudes, which, from time to time may be discounted from crudes available to our El Dorado refinery.

In addition, the maintenance or replacement of our existing customers depends on a number of factors outside of our control, including increased competition from other suppliers and demand for refined products in the markets we serve. Loss of, or reduction in, amounts purchased by our major customers could have an adverse effect on us to the extent that we are not able to correspondingly increase sales to other purchasers.

We may be unable to negotiate market price risk protection in contracts with unaffiliated suppliers of refined products.

During the year ended December 31, 2011, we obtained most of our supply of refined products for our marketing segment under contracts that contain provisions that mitigate the market price risk inherent in the purchase and sale of refined products. We cannot assure you that in the future we will be able to negotiate similar market price protections in other contracts that we enter into for the supply of refined products or ethanol. To the extent that we purchase inventory at prices that do not compare favorably to the prices at which we are able to sell refined products, our sales and margins may be adversely affected.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties.

We may seek to diversify our retail fuel and convenience store operations by entering new geographic areas, which may present operational and competitive challenges.

Since our inception, we have grown our retail fuel and convenience store operations primarily by acquiring stores in the southeastern United States. In the future, we may seek to grow by selectively operating stores in geographic areas other than those in which we currently operate, or in which we currently have a relatively small number of stores. This growth strategy would present numerous operational and competitive challenges to our senior management and employees and would place significant pressure on our operating systems. In addition, we cannot assure you that consumers located in the regions in which we may expand our operations would be as receptive to our stores as consumers in our existing markets. The success of our development plans will depend in part upon our ability to:

- select, and compete successfully in, new markets;
- obtain suitable sites at acceptable costs;
- identify and contract with financially stable developers;
- realize an acceptable return on the capital invested in new facilities;
- hire, train, and retain qualified personnel;
- integrate new retail fuel and convenience stores into our existing distribution, inventory control, and information systems;
- expand relationships with our suppliers or develop relationships with new suppliers; and
- secure adequate financing, to the extent required.

We cannot assure you that we will achieve our development goals, manage our growth effectively, or operate our existing and new retail fuel and convenience stores profitability. The failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Adverse weather conditions or other unforeseen developments could damage our facilities, reduce customer traffic and impair our ability to produce and deliver refined petroleum products or receive supplies for our retail fuel and convenience stores.

The regions in which we operate are susceptible to severe storms including hurricanes, thunderstorms, tornadoes, extended periods of rain, ice storms and snow, all of which we have experienced in the past few years. Inclement weather conditions could damage our facilities, interrupt production, adversely impact consumer behavior, travel and retail fuel and convenience store traffic patterns or interrupt or impede our ability to operate our locations. If such conditions prevail near our refineries, they could interrupt or undermine our ability to produce and transport products from our refineries and receive and distribute products at our terminals. Regional occurrences, such as energy shortages or increases in energy prices, fires and other natural disasters, could also hurt our business. The occurrence of any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining and marketing segments and in the first quarter of the year for our retail segment. We depend on favorable weather conditions in the spring and summer months.

Demand for gasoline, convenience merchandise and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic and road and home construction. As a result, the operating results of our refining segment and marketing segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a material adverse effect on our business, financial condition and results of operations.

We depend on one wholesaler for a significant portion of our convenience store merchandise; we may not be able to maintain favorable arrangements with vendors.

We purchase a majority of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, Core-Mark, including approximately 59.1% of such merchandise during the year ended December 31, 2011. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship or pricing with our principal merchandise supplier could lead to an increase in our cost of goods or a reduction in the reliability of timely deliveries and could have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe that our arrangements with vendors with respect to allowances, payment terms and operational support commitments, have enabled us to decrease the operating expenses of convenience stores that we acquire. If we are unable to maintain favorable arrangements with these vendors, we may be unable to continue to effect operating expense reductions at convenience stores we have acquired or will acquire.

Wholesale cost increases, vendor pricing programs and tax increases applicable to tobacco products, as well as campaigns to discourage their use, could adversely impact our results of operations in our retail segment.

Sales of tobacco products accounted for approximately 7.9%, 9.6% and 10.9% of total revenues in our retail segment during the 2011, 2010 and 2009 fiscal years, respectively. Our tobacco gross profit accounted for approximately 15.9%, 17.2% and 17.2% of total gross profit in our retail segment during the same periods. Increases in the retail price of tobacco products as a result of increased taxes or wholesale costs could materially impact our cigarette sales volume and/or revenues, merchandise gross profit and overall customer traffic. In addition, national and local campaigns to discourage the use of tobacco products may have an adverse effect on demand for these products. A reduction in cigarette sales volume and/or revenues, merchandise gross profit from tobacco products or overall customer demand for tobacco products could have a material adverse effect on our business, financial condition and results of operations

Major cigarette manufacturers currently offer substantial rebates to us; however, there can be no assurance that such rebate programs will continue. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are decreased or eliminated, our wholesale cigarette costs will increase. For example, certain major cigarette manufacturers have offered rebate programs that provide rebates only if we follow the manufacturer's retail pricing guidelines. If we do not receive the rebates because we do not participate in the program or if the rebates we receive by participating in the program do not offset or surpass the revenue lost as a result of complying with the manufacturer's pricing guidelines, our cigarette gross margin will be adversely impacted. In general, we attempt to pass wholesale price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers negatively impact gross margins. These factors could materially impact our retail price of cigarettes, cigarette sales volume and/or revenues, merchandise gross profit and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of the workforce at our refineries is unionized, and we may face labor disruptions that would interfere with our operations.

As of December 31, 2011, we employed 272 and 580 people in our Tyler and El Dorado operations, respectively. From among these employees, 162 operations and maintenance hourly employees and 40 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202 at year end. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement that expires January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires March 1, 2015. As of December 31, 2011, 168 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. Although these collective bargaining agreements contain provisions to discourage strikes or work stoppages, we cannot assure you that strikes or work stoppages will not occur. A strike or work stoppage could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on fuel sales at our retail fuel and convenience stores which makes us susceptible to increases in the cost of gasoline and interruptions in fuel supply.

Net fuel sales at stores representing the continuing operations of our retail segment represented approximately 79.9%, 75.9% and 72.9% of total net sales of our retail segment for 2011, 2010 and 2009 respectively. Our dependence on fuel sales makes us susceptible to increases in the cost of gasoline and diesel fuel and fuel profit margins have a significant impact on our earnings. The volume of fuel sold by us and our fuel profit margins are affected by numerous factors beyond our control, including the supply and demand for fuel, volatility in the wholesale fuel market and the pricing policies of competitors in local markets. Although we can rapidly adjust our pump prices to reflect higher fuel costs, a material increase in the price of fuel could adversely affect demand. A material, sudden increase in the cost of fuel that causes our fuel sales to decline could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on fuel sales also makes us susceptible to interruptions in fuel supply. At December 31, 2011, fuel from the Gulf Coast transported to us through the Colonial and Plantation pipelines was the primary source of fuel supply for approximately 86.9% of our retail fuel and convenience stores. To mitigate the risks of cost volatility, we typically have no more than a five day supply of fuel at each of our stores and our fuel contracts do not guarantee an uninterrupted, unlimited supply in the event of a shortage. Gasoline sales generate customer traffic to our retail fuel and convenience stores and any decrease in gasoline sales, whether due to shortage or otherwise, could adversely affect our merchandise sales. A serious interruption in the supply of gasoline to our retail fuel and convenience stores could have a material adverse effect on our business, financial condition and results of operations.

If there is negative publicity concerning our brand names or the brand names of our suppliers, fuel and merchandise sales at certain of our stores may suffer.

We are an independent retailer of fuel that markets some of our products under the major oil company brands Shell, Exxon, BP, Marathon and Conoco. Fuel sold under these major brands represented approximately 32.6% of total fuel sales volume for our retail segment during the year ended December 31, 2011. Negative publicity concerning any of these major oil companies could adversely affect fuel and merchandise sales volumes in our retail segment. For example, the Deepwater Horizon accident in the Gulf of Mexico in April 2010 resulted in consumer boycotts of independent retailers of BP branded fuels. If negative publicity pertaining to the major brands adversely affects our sales volumes, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we offer food products in our stores that are marketed under our brand names and certain nationally recognized brands such as Subway and Quizno's. Negative publicity, regardless of whether the concerns are valid, concerning food or beverage quality, food or beverage safety or other health concerns, facilities, employee relations or other matters related to our operations may materially adversely affect demand for food and beverages offered in our stores and could result in a decrease in customer traffic to our stores. Additionally, we may be the subject of complaints or litigation arising from food or beverage-related illness or injury in general which could have a negative impact on our business. Health concerns, poor food or beverage quality or operating issues stemming from one store or a limited number of stores can materially adversely affect the operating results of some or all of our stores and harm our proprietary brands.

We may incur losses as a result of our forward contract activities and derivative transactions.

We selectively use derivative financial instruments, such as fuel-related derivative transactions and interest rate swaps and interest rate cap agreements, to partially mitigate the risk of various financial exposures inherent in our business. We expect to continue to enter into these types of transactions. In connection with such derivative transactions, we may be required to make payments to maintain margin accounts and to settle the contracts at their value upon termination. The maintenance of required margin accounts and the settlement of derivative contracts at termination could cause us to suffer losses or limited gains. In particular, derivative transactions could expose us to the risk of financial loss upon unexpected or unusual variations in the sales price of crude oil and that of wholesale gasoline. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to manage our exposure to various types of risk is not effective, we may incur losses.

We are exposed to certain counter party risks which may adversely impact our results of operations.

We evaluate the creditworthiness of each of our various counterparties but we may not always be able to fully anticipate or detect deterioration in their creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose us to an increased risk of nonpayment or other default under our contracts with them. If a material counterparty (or counterparties) default on their obligations to us, this could materially adversely affect our financial condition, results of operations or cash flows. For example, under the terms of the Supply and Offtake Agreement with J. Aron, we granted J. Aron the exclusive right to store and withdraw crude and certain products in the tanks associated with the El Dorado refinery. The Supply and Offtake Agreement also provides that the ownership of substantially all crude oil and certain other refined products in the tanks associated with the refinery will be retained by J. Aron, and that J. Aron will purchase substantially all of the specified refined products processed at the El Dorado refinery. If J. Aron does not timely perform its obligations under the Supply and Offtake Agreement, our results of operations may be adversely impacted.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology systems across our operations, including management of our supply chain, point of sale processing at our retail sites, and various other processes and transactions. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personal credit information. In addition, the systems currently used for certain transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, may put certain payment card data at risk, and these systems are determined and controlled by the payment card industry, and not by us. We have taken the necessary steps to assure the PCI compliance and Data Security Standards are being employed at all our locations. In recent years, several retailers have experienced data breaches resulting in the exposure of sensitive customer data, including payment card information. Any compromise or breach of our information and payment technology systems could cause interruptions in our operations, damage our reputation, reduce our customers' willingness to visit our sites and conduct business with us or expose us to litigation from customer or sanctions from the PCI. Also, we inherited information technology systems and controls in El Dorado that monitor the movement of petroleum products through newly acquired pipeline systems. An undetected failure of these systems could result in environmental damage, operational disruptions, regulatory enforcement or private litigation. Further, the failure of any of our systems to operate effectively, or problems we may experience with transitioning to upgraded or replacement systems, could significantly harm our business and operations and cause us to incur significant costs to remediate such problems.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies for any of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

It may be difficult to serve process on or enforce a United States judgment against those of our directors who reside in Israel.

On the date of this report, four of our eight directors reside in the State of Israel. As a result, it may be difficult to serve legal process within the United States upon any of these persons. It may also be difficult to enforce, both in and outside the United States, judgments obtained in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws, because a substantial portion of the assets of these directors is located outside of the United States. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock and non-U.S. holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

A non-U.S. holder of our common stock may be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of our common stock if we are, or were, a "U.S. real property holding corporation" or "USRPHC," at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the "lookback period"). In general, we would be a USRPHC if the fair market value of our "U.S. real property interests," as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The test for determining USRPHC status is applied on certain specific determination dates and is dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets). If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market such as the New York Stock Exchange, only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- our quarterly or annual earnings or those of other companies in our industry;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic and stock market conditions;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;

- future sales of our common stock;
- announcements by us or our competitors of significant contracts or acquisitions;
- sales of common stock by us, our senior officers or our affiliates; and
- the other factors described in these "Risk Factors."

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes often occur without any apparent regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. In addition, the recent distress in the credit and financial markets has resulted in extreme volatility in trading prices of securities and diminished liquidity, and we cannot assure you that our liquidity will not be affected by changes in the financial markets and the global economy.

In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management's attention and resources.

Our stockholders may suffer substantial dilution.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital. In addition, if we have an immediate need for capital, we may sell securities in the public or private equity markets even when conditions are not otherwise favorable. Our stockholders will suffer dilution if we issue currently unissued shares of our stock in the future in furtherance of our growth strategy. Our stockholders will also suffer dilution if stock, restricted stock units, restricted stock, stock options, stock appreciation rights, warrants or other equity awards, whether currently outstanding or subsequently granted, are exercised.

We are exposed to risks relating to evaluations of internal controls required by Section 404.

To comply with the management certification and auditor attestation requirements of Section 404, we are required to evaluate our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. During this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may decline.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Under applicable NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NYSE, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement to have a nominating/corporate governance committee consisting entirely of independent directors

with a written charter addressing the committee's purpose and responsibilities; and

- the requirement to have a compensation committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We utilize all of these exemptions except that our compensation committee has a written charter addressing its purpose and responsibilities and our board of directors consists of a majority of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our controlling stockholder may have conflicts of interest with other stockholders in the future.

At December 31, 2011, Delek Group beneficially owned approximately 68.5% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Sharon, will continue to be able to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Delek Group continues to own a significant amount of the outstanding shares of our common stock, Delek Group will continue to be able to influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. We cannot provide any assurances that the interests of Delek Group will coincide with the interests of other holders of our common stock.

Future sales of shares of our common stock could depress the price of our common stock.

The market price of our common stock could decline as a result of the introduction of a large number of shares of our common stock into the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. At December 31, 2011, 39,736,432 shares of our common stock were controlled by Delek Group. In accordance with Delek Group's registration rights agreement with us, these 39,736,432 shares have been registered for resale by the selling stockholders, in one or more transactions, at their discretion in the future. In addition, in connection with our acquisition of the El Dorado refinery, we issued 3,292,844 shares of our Common Stock to the seller as part of the purchase price for the acquisition.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends.

We are a holding company. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries' ability to make any payments will depend on many factors, including their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

We may be unable to pay future dividends in the anticipated amounts and frequency set forth herein.

We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our ability to receive dividends and other cash payments from our subsidiaries is restricted under the terms of their respective credit facilities. For example, under the terms of their credit facilities, our subsidiaries are subject to certain customary covenants that limit their ability to, subject to certain exceptions as defined in their respective credit agreements, remit cash to, distribute assets to, or make investments in, us as the parent company. Specifically, these covenants limit the payment, in the form of cash or other assets, of dividends or other cash payments, to us. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. Although we currently intend to pay quarterly cash dividends on our common stock at an annual rate of $0.15 per share, we cannot provide any assurances that any dividends will be paid in the anticipated amounts and frequency set forth herein, if at all.

Provisions of Delaware law and our organizational documents may discourage takeovers and business combinations that our stockholders may consider in their best interests, which could negatively affect our stock price.

In addition to the fact that Delek Group owns the majority of our common stock, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or deterring tender offers for our common stock that other stockholders may consider in their best interests.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. On the date of this report, no shares of our preferred stock are outstanding.

Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders and require that special meetings of stockholders be called only by our chairman of the board, president or secretary after written request of a majority of our Board of Directors. The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Refineries

We own two refineries in Tyler, Texas and El Dorado, Arkansas and the land on which those refineries are located. The Tyler refinery is situated on approximately 100 out of a total of approximately 600 acres of land owned by us. The El Dorado refinery consists of approximately 460 acres of which the main plant sits on approximately 335 acres. The results of operation of these assets are included in our refining segment. See also "Refining Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

Terminals and Pipelines

We own the light product truck rack distribution facilities at our Tyler and El Dorado refineries and an asphalt distribution terminal at the El Dorado refinery. We also own two light product distribution terminals, one in each of Nashville and Memphis, Tennessee. All of the above properties are located on real property owned by us. Delek also owns the El Dorado Pipeline System, the Magnolia Pipeline System and 600 miles of crude oil gathering lines, which are located in Louisiana and Arkansas. Substantially all of the pipelines set forth above run across leased land and rights-of-way. The results of operation of these assets are included our refining statement. See also "Refining Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

We own the McMurrey Pipeline System, the Nettleton Pipeline System and the Paline Pipeline System. We also own the Big Sandy Terminal and its associated 19 mile pipeline. Finally, we also own light products terminals in San Angelo and Abilene, Texas. We own the real property on which these terminals are located, however, all of the pipeline systems set forth above run across leased land and rights-of-way. The results of operation of these assets are included in our marketing segment. See also "Marketing Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

Retail Fuel and Convenience Stores

As of December 31, 2011, we owned the real estate at 217 company operated retail fuel and convenience store locations, and leased the real property at 160 company operated stores. In addition to these stores, we own or lease 12 locations that were either leased or subleased to third party dealers; 55 other dealer sites are owned or leased independently by dealers.

The following table summarizes the real estate position of our retail segment as of December 31, 2011.

State	Company Operated Sites	Dealer Sites	Dealer Sites Not Owned Nor Leased By Us	Owned Sites	Leased Sites	Remaining Lease Term <3 Years (1)	Remaining Lease Term >3 Years (1)
Tennessee	205	21	17	117	92	31	61
Alabama	85	38	33	57	33	7	26
Georgia	62	8	5	37	28	16	12
Arkansas	12	—	—	8	4	3	1
Virginia	8	—	—	—	8	—	8
Kentucky	3	—	—	1	2	1	1
Mississippi	2	—	—	2	—	—	—
Total	377	67	55	222	167	58	109

(1) Includes options renewable at our discretion; measured as of December 31, 2011.

Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating. We believe that none of these leases are individually material. See also "Retail Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

Liens and Encumbrances

The majority of the assets described above are pledged under and encumbered by certain of our debt facilities. See Note 11 of the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information.

Corporate Headquarters

We lease our corporate headquarters at 7102 Commerce Way, Brentwood, Tennessee. The lease is for 54,000 square feet of office space. The lease term expires in April 2022.

ITEM 3. *LEGAL PROCEEDINGS*

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters.

Between February and August of 2008, OSHA conducted an inspection at our Tyler, Texas refinery and issued citations assessing an aggregate penalty of less than $0.1 million. Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler, Texas refinery as a result of the explosion and fire that occurred on November 20, 2008, and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations.

In addition, the EPA requested information pertaining to the November 2008 incident at the Tyler refinery and conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act. In late 2011, the EPA referred an enforcement action to the DOJ and we are currently in discussions with EPA and DOJ regarding what, if any, penalties and/or interim actions may be necessary.

Also in late 2011, the EPA referred an enforcement action to the DOJ pertaining to alleged violations of our NPDES wastewater discharge permit at the El Dorado refinery, which the planned construction of a pipeline to the Ouachita River is designed to alleviate. We are in discussion with the EPA and DOJ regarding the nature of those allegations and what, if any, penalties and/or interim actions may be necessary.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "DK." The following table sets forth the quarterly high and low sales prices of our common stock for each quarterly period and dividends issued since January 1, 2010:

Period	High Sales Price	Low Sales Price	Regular Dividends Per Common Share	Special Dividends Per Common Share
2010				
First Quarter	$8.44	$6.56	$0.0375	None
Second Quarter	$8.25	$6.06	$0.0375	None
Third Quarter	$7.78	$6.22	$0.0375	None
Fourth Quarter	$7.64	$6.65	$0.0375	None
2011				
First Quarter	$13.89	$6.83	$0.0375	None
Second Quarter	$15.83	$12.58	$0.0375	None
Third Quarter	$17.50	$11.19	$0.0375	None
Fourth Quarter	$16.85	$9.41	$0.0375	$0.1800

In connection with our initial public offering in May 2006, our Board of Directors announced its intention to pay a regular quarterly cash dividend of $0.0375 per share of our common stock beginning in the fourth quarter of 2006. The dividends paid in 2011 and 2010 totaled approximately $19.5 million and $8.4 million, respectively. As of the date of this filing, we intend to continue to pay quarterly cash dividends on our common stock at the same annual rate of $0.15 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our Board of Directors deems relevant. Except as represented in the table above, we have paid no other cash dividends on our common stock during the two most recent fiscal years.

Holders

As of March 2, 2012, there were approximately 11 common stockholders of record. This number does not include beneficial owners of our common stock whose stock is held in nominee or "street" name accounts through brokers.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph and table compare cumulative total returns for our stockholders to the Standard and Poor's 500 Stock Index and a peer group selected by management for the five-year period commencing December 31, 2006 and ending December 31, 2011. The graph assumes a $100 investment made on December 31, 2006. Each of the three measures of cumulative total return assumes reinvestment of dividends. The peer group is comprised of Alon USA Energy, Inc., Casey's General Stores, Inc., HollyFrontier Corporation, The Pantry, Inc., Susser Holdings Corporation, Tesoro Corporation, Valero Energy Corporation and Western Refining, Inc. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN


Total Return - Peer Group
Total Return - S&P 500
Total Return - Delek US Holdings
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Apr-07
Jun-07
Aug-07
Oct-07
Apr-08
Jun-08
Aug-08
Oct-08
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
Oct-11

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

	Year Ended December 31,				
	2011	2010	2009	2008[1]	2007[1]
Statement of Operations Data:	(In millions, except share and per share data)				
Net sales:					
Refining	$ 4,634.1	$ 1,678.2	$ 882.1	$ 2,091.8	$ 1,694.3
Marketing	704.2	484.3	374.4	745.5	626.6
Retail	1,859.4	1,592.3	1,421.5	1,885.7	1,672.9
Other	0.5	0.8	(11.3)	0.7	0.4
Total net sales	7,198.2	3,755.6	2,666.7	4,723.7	3,994.2
Operating costs and expenses:					
Cost of goods sold	6,429.9	3,412.9	2,394.1	4,308.1	3,539.2
Operating expenses	320.9	229.5	219.0	240.8	213.8
Impairment of goodwill	2.2	—	7.0	11.2	—
Insurance proceeds — business interruption	—	(12.8)	(64.1)	—	—
Property damage proceeds, net	—	(4.0)	(40.3)	—	—
General and administrative expenses	81.4	59.0	64.3	57.0	54.1
Depreciation and amortization	74.1	61.1	52.4	41.3	32.1
Loss (gain) on sale of assets	3.6	0.7	2.9	(6.8)	—
Total operating costs and expenses	6,912.1	3,746.4	2,635.3	4,651.6	3,839.2
Operating income	286.1	9.2	31.4	72.1	155.0
Interest expense	51.2	34.1	25.5	23.7	30.6
Interest income	—	—	(0.1)	(2.1)	(9.3)
Loss from minority investment[2]	—	—	—	7.9	0.8
(Gain) loss on investment in Lion Oil	(12.9)	60.0	—	—	—
Gain on extinguishment of debt	—	—	—	(1.6)	—
Other expenses, net	—	—	0.6	1.0	2.4
Total non-operating expenses, net	38.3	94.1	26.0	28.9	24.5
Income (loss) from continuing operations before income taxes	247.8	(84.9)	5.4	43.2	130.5
Income tax expense (benefit)	84.7	(5.0)	3.1	18.6	35.0
Income (loss) from continuing operations	163.1	(79.9)	2.3	24.6	95.5
Income (loss) from discontinued operations, net of tax	—	—	(1.6)	1.9	0.9
Net income (loss)	163.1	(79.9)	0.7	26.5	96.4
Net income attributed to non-controlling interest	4.8	—	—	—	—
Net income (loss) attributable to Delek	$ 158.3	$ (79.9)	$ 0.7	$ 26.5	$ 96.4

	Year Ended December 31,				
	2011	2010	2009	2008[1]	2007[1]
Statement of Operations Data (Continued):	(In millions, except share and per share data)				
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 2.80	$ (1.47)	$ 0.04	$ 0.47	$ 1.83
(Loss) income from discontinued operations	—	—	(0.03)	0.03	0.02
Basic earnings (loss) per share	$ 2.80	$ (1.47)	$ 0.01	$ 0.50	$ 1.85
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ 2.78	$ (1.47)	$ 0.04	$ 0.46	$ 1.81
(Loss) income from discontinued operations	—	—	(0.03)	0.03	0.01
Diluted earnings (loss) per share	$ 2.78	$ (1.47)	$ 0.01	$ 0.49	$ 1.82
Weighted average common shares outstanding:					
Basic	56,543,977	54,264,763	53,693,258	53,675,145	52,077,893
Diluted	57,026,864	54,264,763	54,484,969	54,401,747	52,850,231
Dividends declared per common share outstanding	$ 0.33	$ 0.15	$ 0.15	$ 0.15	$ 0.54

	Year Ended December 31,				
	2011	2010	2009	2008[1]	2007[1]
Cash Flow Data:			(In millions)		
Cash flows provided by operating activities	$ 130.1	$ 71.0	$ 137.8	$ 28.6	$ 179.6
Cash flows used in investing activities	(195.7)	(44.5)	(102.9)	(39.4)	(221.8)
Cash flows provided by (used in) financing activities	242.4	(45.8)	18.2	(78.9)	45.6
Net increase (decrease) in cash and cash equivalents	$ 176.8	$ (19.3)	$ 53.1	$ (89.7)	$ 3.4

Balance Sheet Data:	2011	2010	2009	2008[1]	2007[1]
			(In millions)		
Cash and cash equivalents	$ 225.9	$ 49.1	$ 68.4	$ 15.3	$ 105.0
Short-term investments	—	—	—	—	44.4
Total current assets	1,050.6	299.4	311.6	194.0	475.3
Property, plant and equipment, net	1,053.8	680.1	692.0	586.6	520.6
Total assets	2,230.6	1,144.6	1,223.0	1,017.2	1,244.3
Total current liabilities	994.7	292.5	322.2	186.2	305.0
Total debt, including current maturities	432.6	295.8	317.1	286.0	355.2
Total non-current liabilities	582.3	408.8	369.8	297.2	426.8
Total shareholders' equity	653.6	443.3	531.0	533.8	512.5
Total liabilities and shareholders' equity	2,230.6	1,144.6	1,223.0	1,017.2	1,244.3

Year Ended December 31,

(1) Operating results for 2008 and 2007 have been restated to reflect the reclassification of the retail segment's remaining nine Virginia stores back to normal operations.

(2) Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting.

Segment Data[1]:

As of and For the Year Ended December 31, 2011

(In millions)	Refining[2]	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany fees and sales)	$ 4,634.1	$ 1,859.4	$ 704.2	$ 0.5	$ 7,198.2
Intercompany fees and sales	71.2	—	27.8	(99.0)	—
Operating costs and expenses:					
Cost of goods sold	4,140.6	1,679.4	700.5	(90.6)	6,429.9
Operating expenses	193.1	132.6	5.3	(10.1)	320.9
Impairment of goodwill	$ —	$ 2.2	$ —	$ —	2.2
Segment contribution margin	$ 371.6	$ 45.2	$ 26.2	$ 2.2	445.2
General and administrative expenses					81.4
Depreciation and amortization					74.1
Loss on sale of assets					3.6
Operating income					$ 286.1
Total assets	$ 1,584.5	$ 411.4	$ 140.6	$ 94.1	$ 2,230.6
Capital spending (excluding business combinations)	$ 36.0	$ 36.5	$ 0.9	$ 7.6	$ 81.0

(In millions)	As of and For the Year Ended December 31, 2010 Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany fees and sales)	$ 1,678.2	$ 1,592.3	$ 484.3	$ 0.8	$ 3,755.6
Intercompany fees and sales	5.0	—	20.1	(25.1)	—
Operating costs and expenses:					
Cost of goods sold	1,546.8	1,405.2	476.7	(15.8)	3,412.9
Operating expenses	101.4	134.7	2.9	(9.5)	229.5
Insurance proceeds - business interruption	(12.8)	—	—	—	(12.8)
Property damage proceeds, net	(4.0)	—	—	—	(4.0)
Segment contribution margin	$ 51.8	$ 52.4	$ 24.8	$ 1.0	130.0
General and administrative expenses					59.0
Depreciation and amortization					61.1
Loss on sale of assets					0.7
Operating income					$ 9.2
Total assets	$ 545.1	$ 420.6	$ 65.2	$ 113.7	$ 1,144.6
Capital spending (excluding business combinations)	$ 42.3	$ 14.4	$ —	$ 0.1	$ 56.8

(In millions)	As of and For the Year Ended December 31, 2009 Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany fees and sales)	$ 878.5	$ 1,421.5	$ 359.2	$ 7.5	$ 2,666.7
Intercompany fees and sales	3.6	—	15.2	(18.8)	—
Operating costs and expenses:					
Cost of goods sold	809.6	1,240.8	349.5	(5.8)	2,394.1
Operating expenses	85.9	138.5	1.2	(6.6)	219.0
Impairment of goodwill	—	7.0	—	—	7.0
Insurance proceeds - business interruption	(64.1)	—	—	—	(64.1)
Property damage proceeds, net	(40.3)	—	—	—	(40.3)
Segment contribution margin	$ 91.0	$ 35.2	$ 23.7	$ 1.1	151.0
General and administrative expenses					64.3
Depreciation and amortization					52.4
Loss on sale of assets					2.9
Operating income					$ 31.4
Total assets	$ 573.8	$ 430.0	$ 62.3	$ 156.9	$ 1,223.0
Capital spending (excluding business combinations)	$ 155.1	$ 14.3	$ 0.5	$ 0.1	$ 170.0

(1) Accounting Standards Codification ("ASC") 280, *Segment Reporting*, requires disclosure of a measure of segment profit or loss. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler and El Dorado refineries, excluding depreciation and amortization.

For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, excluding depreciation and amortization, terminaling expense at third-party locations and pipeline maintenance costs.

(2) In April 2011, we completed the acquisition of a controlling interest in Lion Oil. The operating results of Lion Oil are include in the refining segment for the 247 days Delek operated the El Dorado refinery in 2011.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, statements of management's goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that, individually or in the aggregate, could cause such differences include, but are not limited to:

- reliability of our operating assets;
- competition;
- changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;
- volatility in our refining margins or fuel gross profit as a result of volatility in the prices of crude oil, other feedstocks and refined petroleum products;
- our ability to execute our strategy of growth through acquisitions and transactional risks in acquisitions;
- diminishment of value in long-lived assets may result in an impairment in the carrying value of the asset on our balance sheet and a resultant loss recognized in the statement of operations;
- general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;
- dependence on one wholesaler for a significant portion of our convenience store merchandise;

- unanticipated increases in cost or scope of, or significant delays in the completion of, our capital improvement projects;
- risks and uncertainties with respect to the quantities and costs of refined petroleum products supplied to our pipelines and/or held in our terminals;
- operating hazards, natural disasters, casualty losses and other matters beyond our control;
- increases in our debt levels;
- compliance, or failure to comply, with restrictive and financial covenants in our various debt agreements;
- the inability of our subsidiaries to freely make dividends to us or otherwise upstream cash;
- seasonality;
- acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;
- changes in the cost or availability of transportation for feedstocks and refined products;
- volatility of derivative instruments;
- potential conflicts of interest between our major stockholder and other stockholders; and
- other factors discussed under the Item 1A, Risk Factors and Item 7, Management's Discussion and Analysis and in our other filings with the SEC.

In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by any forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Executive Summary

Business Overview

We are an integrated downstream energy business focused on petroleum refining, the wholesale distribution of refined products and convenience store retailing. Our business consists of three operating segments: (1) Refining (2) Marketing and (3) Retail. Our refining segment operates independent refineries in Tyler, Texas and El Dorado, Arkansas with a combined design crude distillation capacity of 140,000 bpd, in addition to product distribution terminals and associated logistics assets. Our marketing segment sells refined products on a wholesale basis in west Texas through both company-owned and third-party terminals and owns and/or operates crude oil pipelines and associated tank farms in east Texas. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of approximately 377 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Mississippi, Tennessee and Virginia.

Our profitability in the refinery segment is substantially determined by the difference between the price of refined products and the price of crude oil, referred to as the "refined product margin." The cost to acquire feedstocks and the price of the refined petroleum products we ultimately sell from our refinery depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions such as hurricanes or tornadoes, local, domestic and foreign political affairs, global conflict, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Other significant factors that influence our results in the refining segment include the cost of crude, our primary feedstock, operating costs, particularly the cost of natural gas used for fuel and the cost of electricity, seasonal factors, utilization rates and planned or unplanned maintenance activities or turnarounds. Moreover, while the increases in the cost of crude oil are typically reflected in the prices of light refined products, the value of heavier products, such as asphalt, coke, carbon black oil and LPG are less likely to move in parallel with crude cost. This causes additional pressure on our realized margin.

For our Tyler, Texas refinery, we compare our per barrel refined product margin to a well established industry metric, the Gulf Coast crack spread. The Gulf Coast crack spread is used as a benchmark for measuring a refinery's product margins by measuring the difference between the market price of light products and crude oil. It represents the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high-sulfur diesel. We calculate the Gulf Coast crack spread using the market value of U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) and the first month futures price of WTI on the NYMEX.

As of the date of this Form 10-K, we have not yet had sufficient operational history to identify a reasonable refined product margin benchmark that would accurately portray our refined product margins at the El Dorado, Arkansas refinery. Furthermore, we anticipate that the quantities and varieties of crude oil processed and products manufactured at the El Dorado refinery may vary, when compared to those crudes processed and products produced under the prior owner.

The cost to acquire the refined fuel products we sell to our wholesale customers in our marketing segment and at our convenience stores in our retail segment depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Our retail merchandise sales are driven by our ability to offer competitive prices on the products we offer, the accessibility of our convenience store locations, our ability to offer a high level of customer service, in addition to our ability to effectively promote our convenience brand in the regional markets we serve. Motor fuel margin is defined as gross sales less the delivered cost of fuel and motor fuel taxes, and is measured on a cents per gallon basis. Our motor fuel margins are impacted by local supply, demand, weather, competitor pricing, blending of renewable fuels and product brand.

As part of our overall business strategy, we regularly evaluate opportunities to expand our portfolio of businesses and may at any time be discussing or negotiating a transaction that, if consummated, could materially effect on our business, financial condition, liquidity or results of operations.

Recent Developments

Crude Supply Update. At our El Dorado refinery, we processed approximately 25,000 bpd of crude oil priced at or below WTI during the fourth quarter 2011. Included in this figure is approximately 15,000 bpd of local Arkansas crude and approximately 10,000 bpd of WTS. The remaining 50,000-55,000 bpd of crude we processed at El Dorado in the fourth quarter included Gulf Coast crudes priced at varying premiums to WTI.

At our Tyler refinery, most of the crude processed during the fourth quarter was priced in parity with WTI, while a portion of our crude slate was priced at a varying premiums to WTI.

Given that WTI was heavily discounted versus competing Gulf Coast crudes, such as Louisiana Light Sweet, during 2011, we were motivated to process incremental volumes of WTI and WTI-linked crude for our refining system. During the next 12-18 months, we intend to increase the quantity of WTI-linked crude being supplied to El Dorado from 25,000 bpd to 50,000 bpd. We are also are making arrangements to lessen the number of premium-priced barrels currently being delivered to Tyler.

Acquisition of Remaining Interests in Lion Oil. In October 2011, we acquired the remaining equity interests in Lion Oil. By assuming sole ownership of Lion Oil, we have increased flexibility with which to pursue a wider range of strategic initiatives capable of unlocking value for our stockholders.

Acquisition of Paline Pipeline System. On December 19, 2011, Delek acquired all of the membership interests of Paline from Ergon Terminaling. Paline owns and operates a10-inch, 185-mile pipeline system. The Paline Pipeline System is a crude line that runs between Nederland, Texas and Longview, Texas. Under the prior owner, Paline had been used to transport

Gulf Coast and offshore crudes north into Longview; however, we are nearly finished with a project that will reverse the flow of crude on Paline. We currently have a lease agreement with a major oil company to ship crude that expires in 2014. Delek acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a 3-year, $25.0 million note payable to Ergon.

Economic and Business Environment

For 2011, Delek reported net income from continuing operations of $158.3 million, or $2.78 per diluted share. Our record full-year performance for 2011 was driven by significant contributions from our refining and marketing segments, partially offset by the retail segment. For example:

Refining Segment

Refining Segment contribution margin increased to a record $371.6 million in 2011, compared with $51.8 million in 2010. During 2011, the Company's refining segment benefited from a combination of elevated Gulf Coast refined product margins, increased system reliability and refinery utilization, continued access to substantial volumes of cost-advantaged WTI-linked crude oil throughout the refining system and the addition of Lion Oil to the Company's consolidated results from operations.

The Tyler refinery operated at 93.4% of capacity in 2011, versus 83.3% in 2010. The Tyler refinery sold a record 60,395 bpd in 2011, a 13.2% increase versus the prior year. The Tyler refinery's operating margin, excluding intercompany fees paid to the marketing segment, was $18.47 per barrel sold in 2011, versus $7.55 per barrel sold in 2010. Throughout 2011, the Tyler refinery benefited from an elevated Gulf Coast crack spread and access to cost advantaged feedstocks, including WTI crude oil, which comprised a majority of the refinery's overall crude slate.

The acquisition of Arkansas-based Lion Oil in April 2011 significantly expanded our production and distribution capabilities in new markets. We assumed control of the 80,000 bpd El Dorado refinery and three product terminals, in addition to approximately 600 miles of crude oil gathering system and related logistics assets and crude oil and refined products pipelines with access to the Enterprise Pipeline system. By acquiring these assets, we more than doubled our total production capacity and expanded our wholesale marketing footprint to include parts of Arkansas, Tennessee and the Ohio River Valley region.

The El Dorado refinery operated at 92.2% of capacity during the 247 days Delek operated the facility in 2011. The El Dorado refinery sold 76,153 bpd during the period it was operated by Delek in 2011. The El Dorado refinery's operating margin was $9.02 per barrel sold during the period operated by Delek in 2011. The El Dorado refinery purchased a combination of west Texas, Gulf Coast, domestic offshore and locally-sourced crude oil during 2011.

Marketing Segment

Marketing segment contribution margin increased to $26.2 million in 2011, compared with $24.8 million in 2010. Total average sales volumes per day increased by 7.9% to 15,493 bpd in 2011, the highest average daily sales volumes since 2008. Demand for gasoline and distillate remained strong in the Company's core west Texas markets during the year.

Retail Segment

Retail segment contribution margin declined to $45.2 million in 2011, compared with $52.4 million in 2010. Strong same-store sales of fuel and merchandise, as well as a slight increase in the retail fuel margin, were more than offset by a year-over-year decline in the merchandise margin, as well as higher credit card-related expense. The decline in merchandise margin was due primarily to margin contraction in the cigarette category.

Corporate & Other

Throughout the year, we continued to manage our balance sheet so as to reduce indebtedness, while making strategic investments in Lion Oil and Paline. We also reduced our consolidated net debt position by $40.0 million on a year-over-year basis. We believe this is indicative of our commitment to maintaining a balanced leverage profile.

In addition to allocating capital toward strategic acquisitions and debt reduction, the Board of Directors approved $0.33 per share in cash dividends during 2011, consisting of $0.15 in annualized cash dividends and a special cash dividend of

$0.18 paid during the fourth quarter.

Market Trends

Our results of operations are significantly affected by fluctuations in the prices of certain commodities including, though not limited to, crude oil, gasoline, distillate fuel and natural gas and electricity among others. Historically, our profitability has been affected by commodity price volatility, specifically as it relates to the price of crude oil and refined products.

We continually experience volatility in the energy markets. Macroeconomic developments and geopolitical events that transpired during the past year had a significant impact on the cost of crude oil, as well as on refined product margins. During 2011, the price of WTI crude oil increased 19.6% to $95.07 per barrel when compared to 2010, while the Gulf Coast 5-3-2 crack spread increased 189.8% to $22.98 per barrel, versus $7.93 in the prior-year.

The wholesale cost of fuel remained volatile last year, with the Gulf Coast price for unleaded gasoline increasing by 32.4% to $2.74 per gallon in 2011. Should the wholesale cost of fuel continue to escalate without a corresponding increase in retail prices, we could see a contraction in our retail fuel margins. Similarly, should retail prices continue to rise in tandem with wholesale prices, we could experience a decline in demand for refined products which could impact our ability to operate our refineries at elevated rates, as well as our ability to drive traffic to our convenience store locations which, in turn, could impact our same-store sales and gross profit margins. Finally, higher wholesale fuel costs generally result in higher credit card fees as a percentage of sales and gross profit. As fuel prices increase, we typically see increased usage of credit cards by our customers and pay higher interchange fees, given that credit card fees are paid as a percentage of sales.

The differential between the price per barrel of WTI and competing benchmark crudes, including Brent crude oil, widened substantially during 2011, versus the prior year. The differential averaged $15.87 per barrel in 2011, versus $0.67 per barrel in 2010. Inland refiners with access to discounted WTI or similarly priced crudes were competitively advantaged versus refiners in predominantly coastal markets. Our Tyler and El Dorado refineries both had access to discounted WTI and WTI-linked crudes during 2011 and, during the next 12-18 months, we expect to increase the volume of west Texas sourced crude being supplied to each of our refineries.

As part of our overall business strategy, management determines the cost to store crude, the pricing of products and whether we should maintain, increase or decrease inventory levels of crude or other intermediate feedstocks based on various factors, including the crude pricing market in the Gulf Coast region, the refined products market in the same region, the relationship between these two markets, our ability to obtain credit with crude vendors, and any other factors which may impact the costs of crude.

Seasonality

Demand for gasoline, convenience merchandise and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic and road and home construction, generally resulting in higher margins during the summer months. As a result, the operating results of our refining segment and marketing segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Results of Operations

Consolidated Results of Operations — Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010

We generated net sales of $7,198.2 million and $3,755.6 million during the years ended December 31, 2011 and 2010, respectively, an increase of $3,442.6 million, or 91.7%. The increase in net sales is primarily due to the acquisition of the El Dorado refinery in April 2011 and increases in fuel sales prices across all of our segments, as well as increased sales volumes at the Tyler refinery and the marketing segment.

Cost of goods sold was $6,429.9 million for the year ended December 31, 2011, compared to $3,412.9 million for the comparable period of 2010, an increase of $3,017.0 million, or 88.4%. The increase in cost of goods sold is primarily the result of the acquisition of the El Dorado refinery in April 2011, increased crude costs at the refining segment and increased fuel costs at the retail and marketing segments. Sales volumes also increased at both the Tyler refinery and the marketing segment.

Operating expenses were $320.9 million for the year ended December 31, 2011 compared to $229.5 million for the prior year period, an increase of $91.4 million, or 39.8%. The acquisition of the El Dorado refinery added $76.8 million in operating expenses during the year ended December 31, 2011. The remainder of the increase in operating expenses can be attributed to increases in environmental, contractor, maintenance, inspection and utilities expenses, due primarily to increased throughputs at the Tyler refinery and maintenance and chemical expenses in the marketing segment. These increases were partially offset by the decrease in the number of stores operated by the retail segment during 2011 as compared to 2010.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million was included as business interruption proceeds and $4.2 million was included as property damage proceeds. We incurred $0.2 million of property damage expenses, resulting in a net gain of $4.0 million related to property damage proceeds. We settled all outstanding property damage and business interruption insurance claims relating to the November 2008 explosion and fire in the second quarter 2010.

Goodwill impairment was $2.2 million in 2011 and relates to the write-off of goodwill associated with our purchase of stores from Fast Petroleum, Inc. and affiliates ("Fast Stores"). The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

General and administrative expenses were $81.4 million for the year ended December 31, 2011 compared to $59.0 million in 2010, an increase of $22.4 million, or 38.0%. The overall increase was primarily due to transaction costs associated with the acquisition of a controlling interest in Lion Oil, which was completed in April 2011, as well as increases due to the management and operation of the El Dorado refinery subsequent to the acquisition.

Depreciation and amortization was $74.1 million and $61.1 million for years ended December 31, 2011 and 2010, respectively, an increase of $13.0 million, or 21.3%. This increase was primarily due to the additional depreciation associated with the assets of Lion Oil acquired in April 2011.

Loss on sale of assets for the year ended 2011 was $3.6 million, which was primarily related to the sale of 18 company-operated retail convenience stores by the retail segment. Loss on sale of assets for the year ended 2010 was $0.7 million and related to the sale of 12 company-operated retail convenience stores and one dealer location by the retail segment.

Interest expense was $51.2 million in the year ended December 31, 2011, compared to $34.1 million for the comparable period of 2010, an increase of $17.1 million, or 50.1%. The increase is attributable to several factors, including $4.2 million of mark-to-market expense related to interest rate swaps and general increases due to the financings associated with the acquisition of Lion Oil.

During the year ended December 31, 2011, in connection with the acquisition of a controlling interest in Lion Oil, we recognized a gain of $12.9 million as a result of remeasuring our prior cost basis interest in Lion Oil at its fair value as of the Lion Acquisition date. In the fourth quarter of 2010, we performed an evaluation of the fair value of our minority investment which resulted in the need to recognize a $60.0 million impairment of our minority investment.

Income tax expense (benefit) was $84.7 million and $(5.0) million during the years ended December 31, 2011 and 2010, respectively, an increase of $89.7 million. Our effective tax rate was 34.2% for the year ended December 31, 2011, compared to 5.9% for 2010. The increase in our effective tax rate in year ended 2011 is due to a valuation allowance related to the impairment of our minority investment in Lion Oil in 2010 and adjustments to our 2009 provision based on the 2009 tax return performed in 2010, which resulted in a significant reduction in our 2010 effective tax rate. This was partially offset by the gain in our investment in Lion Oil in the year ended 2011, which is not recognized for tax purposes.

Consolidated Results of Operations - Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

During the years ended December 31, 2010 and 2009, we generated net sales of $3,755.6 million and $2,666.7 million, respectively. The increase in net sales of $1,088.9 million, or 40.8%, was primarily attributed to higher sales volume at the

Tyler refinery due to the resumption of operations after the November 20, 2008 explosion and fire that led to the suspension of operations at the Tyler refinery for the period from November 20, 2008 to May 18, 2009 and higher sales prices due to an increase in commodity prices at all three of our operating segments.

Cost of goods sold was $3,412.9 million in 2010 compared to $2,394.1 million in 2009, an increase of $1,018.8 million or 42.6%. This increase was primarily attributable to higher costs of crude and sales volumes at the Tyler refinery, higher fuel costs at the retail segment and higher product cost per barrel at the marketing segment.

Operating expenses were $229.5 million in 2010 compared to $219.0 million in 2009, an increase of $10.5 million or 4.8%. This increase was primarily driven by the resumption of operations at the Tyler refinery, as well as increased expenses at the refining segment associated with maintenance performed at the Tyler refinery in the third quarter of 2010. These increases were partially offset by a decrease in operating expenses at our retail segment due to a reduction in our retail convenience store count in 2010 from 2009.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage proceeds. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million, of which $64.1 million was included as business interruption proceeds and $51.9 million was included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of Fast Stores. The impairment taken in 2009 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

General and administrative expenses were $59.0 million in 2010 compared to $64.3 million in 2009, a decrease of $5.3 million, or 8.2%. The overall decrease was primarily due to costs related to potential acquisitions that were incurred during 2009 and a decrease in legal expenses.

Depreciation and amortization was $61.1 million in 2010 compared to $52.4 million in 2009, an increase of $8.7 million or 16.6%. This increase was primarily due to several projects that were placed in service at the Tyler refinery in the second half of 2009, including the saturates gas plant rebuild, the 2009 turnaround activities and certain crude optimization projects.

Loss on sale of assets was $0.7 million in 2010 compared to $2.9 million in 2009. In 2010, the retail segment sold twelve retail convenience stores and one dealer location for a net loss of $0.7 million. In 2009, the retail segment sold 24 non-core real estate assets for a net loss of $2.9 million.

Interest expense was $34.1 million in 2010 compared to $25.5 million in 2009, an increase of $8.6 million. This increase was due to higher amortization of deferred financing charges and higher interest rates under several of our credit facilities which were refinanced or amended during 2010 and the greater use of our refining segment's ABL credit facility to issue letters of credit for crude oil purchases compared to 2009 when the Tyler refinery was not operating for a significant portion of the period. We also did not have any significant refinery projects in process during 2010, so little capitalization of interest expense occurred, whereas we had a significant capitalization of interest expense in 2009. Interest income was nominal in 2010, as compared to $0.1 million for 2009.

Impairment of minority investment was $60.0 million in 2010. In the fourth quarter of 2010, an evaluation of publicly disclosed transactions in the refining sector, in conjunction with our internal reviews of potential transactions, indicated a need to evaluate our cost-method investment for possible diminishment of fair value. Therefore, we performed an evaluation of the fair value of our minority investment which resulted in the need to recognize a $60.0 million impairment of our minority investment in the fourth quarter of 2010. No impairment of our minority investment was necessary in 2009.

Other operating expenses, net, were $0.6 million in 2009. In the second quarter of 2009, we exchanged our auction rate securities investment for shares of common stock in Bank of America to be held as available for sale securities. This conversion resulted in a loss of $2.0 million. In the third quarter of 2009, we sold the common stock of Bank of America. This sale resulted in a gain of $1.4 million, which partially offset the loss recognized on conversion. There were no other operating expenses in 2010.

Income tax (benefit) expense was $(5.0) million in 2010 compared to $3.1 million in 2009, a decrease of $8.1 million. This decrease was primarily due to the net loss in 2010 as compared to income in 2009. Our effective tax rate was 5.9% in 2010, compared to 57.4% in 2009. The decrease in the effective tax rate was primarily due to a valuation allowance related to the impairment of our minority investment in 2010, adjustments to our valuation allowances on deferred tax assets in 2009, which increased our 2009 expense, and the goodwill impairment recognized in the fourth quarter of 2009, a portion of which was non-deductible for tax purposes.

Loss from discontinued operations was $1.6 million in 2009 and relates to the operations of the 27 Virginia stores classified as discontinued operations. As of December 31, 2009, there were no remaining assets held for sale and, therefore, there was no income or loss from discontinued operations in 2010.

Operating Segments

We review operating results in three reportable segments: refining, marketing and retail.

Refining Segment

The table below sets forth certain information concerning our refining segment operations:

	Year Ended December 31,		
	2011	2010	2009
Tyler Refinery			
Days operated in period	365	365	228
Total sales volume (average barrels per day)[1]	60,395	53,360	51,823
Products manufactured (average barrels per day):			
Gasoline	32,407	30,019	28,707
Diesel/Jet	22,521	19,669	19,206
Petrochemicals, LPG, NGLs	2,205	1,623	2,064
Other	2,564	2,012	2,350
Total production	59,697	53,323	52,327
Throughput (average barrels per day):			
Crude oil	56,028	50,000	49,304
Other feedstocks	4,492	4,286	4,498
Total throughput	60,520	54,286	53,802
Per barrel of sales[2]:			
Tyler refinery operating margin[3]	$ 17.92	$ 7.00	$ 6.14
Tyler refinery operating margin excluding intercompany marketing service fees[4]	$ 18.47	$ 7.55	$ 7.07
Direct operating expenses[5]	$ 5.27	$ 5.21	$ 7.28
El Dorado Refinery			
Days operated in period	247		
Total sales volume (average barrels per day)[1]	76,153		
Products manufactured (average barrels per day):			
Gasoline	33,231		
Diesel	26,726		
Petrochemicals, LPG, NGLs	1,399		
Asphalt	14,820		
Other	3,267		
Total production	79,443		
Throughput (average barrels per day):			
Crude oil	73,796		
Other feedstocks	6,258		
Total throughput	80,054		
Per barrel of sales[2]:			
El Dorado refinery operating margin[3]	$ 9.02		
Direct operating expenses[5]	$ 4.09		
Pricing statistics (average for the period presented):			
WTI — Cushing crude oil (per barrel)	$ 95.07	$ 79.50	$ 71.22
Mars crude oil (per barrel)[6]	$ 108.19		
US Gulf Coast crack spread (per barrel)	$ 22.98	$ 7.93	$ 5.97
US Gulf Coast Unleaded Gasoline (per gallon)	$ 2.74	$ 2.07	$ 1.87
Ultra low sulfur diesel (per gallon)	$ 2.97	$ 2.16	$ 1.85
Natural gas (per MMBTU)	$ 4.00	$ 4.34	$ 3.71

(1) Sales volume includes 2,529, 473 and 288 bpd sold to the marketing and retail segments during the year ended

December 31, 2011, 2010 and 2009, respectively.

(2) "Per barrel of sales" information is calculated by dividing the applicable income statement line item (operating margin or operating expenses) by the total barrels sold during the period.

(3) "Operating margin" is defined as refining segment net sales less cost of goods sold.

(4) "Operating margin excluding intercompany marketing fees" is defined as refining segment net sales less cost of goods sold, adjusted to exclude the fees paid to the marketing segment of $12.2 million, $10.6 million and $11.0 million during the year ended December 31, 2011, 2010 and 2009, respectively.

(5) "Direct operating expenses" are defined as operating expenses attributed to the refining segment.

(6) The information included in the year ended December 31, 2011 represents the average for the period April 29, 2011 through December 31, 2011.

Refining Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010

Net sales for the refining segment were $4,705.3 million and $1,683.2 million during the years ended December 31, 2011 and 2010, respectively, an increase of $3,022.1 million, or 179.5%. The increase is primarily due to the purchase of the El Dorado refinery in April 2011, which contributed $2,159.9 million in net sales, 13.2% increase in sales volume related to increased throughput and production, and increases in the sales prices of refined products during 2011. During the years ended December 31, 2011 and 2010, respectively, the refining segment sold $83.4 million and $15.6 million, or 2,529 and 473 bpd, of finished product to the retail and marketing segments. These sales are eliminated in consolidation.

Cost of goods sold for the year ended 2011 was $4,140.6 million compared to $1,546.8 million for the year ended 2010, an increase of $2,593.8 million, or 167.7%. This increase is a result of the inclusion of the El Dorado refinery subsequent to the acquisition of Lion Oil, which contributed $1,956.9 million to cost of goods sold for the refining segment during the year ended December 31, 2011, as well as an increase in sales volume as compared to the year ended 2010. Cost of goods sold includes (losses) gains on derivative contracts of $(11.3) million and $3.2 million during the years ended December 31, 2011 and 2010, respectively.

Our refining segment has a service agreement with our marketing segment which, among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the margin achieved in return for providing marketing, sales and customer services. This fee was $12.2 million and $10.6 million during the years ended December 31, 2011 and 2010, respectively. These service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing sales and customer support services. Additionally, the refining segment pays crude transportation and storage fees to our marketing segment relating to the utilization of certain crude pipeline assets. These fees were $10.1 million in the year ended December 31, 2011 and $9.5 million in the same period of 2010. We eliminate these intercompany fees in consolidation.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million was included as business interruption proceeds and $4.2 million was included as property damage proceeds. We incurred $0.2 million of property damage expenses, resulting in a net gain of $4.0 million related to property damage proceeds. We settled all outstanding property damage and business interruption insurance claims relating to the November 2008 explosion and fire in the second quarter 2010.

Operating expenses were $193.1 million for the year ended December 31, 2011, compared to $101.4 million in 2010, an increase of $91.7 million, or 90.4%. This increase in operating expense was primarily due to the acquisition of the El Dorado refinery, which incurred $76.8 million in operating expenses during the year ended 2011. The remainder of the increase was due to increases in environmental, chemical and utilities expenses during the year ended 2011. The higher utilities expense is primarily attributable to a decrease in the Tyler refinery's natural gas production, which necessitated the purchase of additional natural gas in 2011. The increase in chemical expenses is due to new rare earth mineral surcharges that began in 2011.

Contribution margin for the refining segment in the year ended December 31, 2011 was $371.6 million, or 83.5% of our consolidated contribution margin.

Refining Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

In the fiscal years ended December 31, 2010 and 2009, net sales for the refining segment were $1,683.2 million and $882.1 million, respectively, an increase of $801.1 million, or 90.8%. Total sales volume for 2010 averaged 53,360 bpd compared to 51,823 barrels per day in 2009. The increase in total sales was primarily due to the resumption of operations at the Tyler refinery on May 18, 2009 after the November 20, 2008 explosion and fire and an increase in the average sales price of $12.79 per barrel, to $86.42 per barrel sold in 2010 compared to $73.63 per barrel sold in 2009.

Cost of goods sold for our refining segment in 2010 was $1,546.8 million compared to $809.6 million in 2009, an increase of $737.2 million or 91.1%. This cost increase resulted from an increase in the average cost per barrel of $12.58, from $66.84 per barrel in 2009 to $79.42 per barrel in 2010. Further contributing to the increase in cost of goods sold was the increase in sales volume due to the resumption of operations at the Tyler refinery discussed above. Cost of goods sold for 2010 includes a $3.2 million gain on derivative contracts, compared to a gain of $6.6 million in 2009.

Our refining segment has a service agreement with our marketing segment, which among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This fee was $10.6 million in 2010 as compared to $11.0 million in 2009. This service agreement lowered the margin achieved by our refining segment in 2010 by $0.55 per barrel to $7.00 per barrel. Without this fee, the refining segment would have achieved a refining operating margin of $7.55 per barrel in 2010 compared to $7.07 per barrel in 2009. We eliminate this intercompany fee in consolidation.

Operating expenses were $101.4 million in 2010, or $5.21 per barrel sold, compared to $85.9 million in 2009, or $7.28 per barrel sold. The decrease in operating expense per barrel sold was due primarily to the continuation of fixed costs, such as salaries, benefits and utilities despite the suspension of operations for the first 137 days of 2009, as compared to a full year of production in 2010. The overall increase in operating expenses of $15.5 million, or 18.0%, is attributed to the resumption of operations at the Tyler refinery, an increase in equipment rental, maintenance and contractor expenses associated with the maintenance performed on several process units at the Tyler refinery in the third quarter of 2010 and a $2.4 million increase in transportation and pipeline expenses, which are paid to the marketing segment. We eliminate these fees in consolidation.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage proceeds. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million, of which $64.1 million was included as business interruption proceeds and $51.9 million was included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Contribution margin for the refining segment in 2010 was $51.8 million, or 39.8% of our consolidated contribution margin.

Marketing Segment

The table below sets forth certain information concerning our marketing segment operations:

	Year Ended December 31,		
	2011	**2010**	**2009**
Days operated in period	365	365	365
Products sold (average barrels per day):			
Gasoline	6,815	6,419	6,777
Diesel/Jet	8,632	7,888	6,552
Other	46	46	49
Total sales	15,493	14,353	13,378

Marketing Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010

Net sales for the marketing segment were $732.0 million for the year ended December 31, 2011, compared to $504.4 million for the year ended December 31, 2010. Total sales volume averaged 15,493 bpd in the year ended December 31, 2011, compared to 14,353 for the year ended December 31, 2010. The average sales price per gallon of gasoline increased $0.70 per gallon in the year ended December 31, 2011, to $2.85 per gallon from $2.15 in the comparable period of 2010. The average price of diesel increased to $3.06 per gallon in the year ended December 31, 2011, compared to $2.25 per gallon in the comparable period of 2010. Net sales included $12.2 million and $10.6 million of net service fees paid by our refining segment to our marketing segment for the year ended December 31, 2011 and 2010, respectively. These service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing sales and customer support services. Additionally, net sales include crude transportation and storage fees paid by our refining segment to our marketing segment relating to the utilization of certain crude pipeline assets. These fees were $10.1 million in the year ended December 31, 2011 and $9.5 million in the same period of 2010.

Cost of goods sold was $700.5 million in the year ended December 31, 2011, approximating a cost per barrel sold of $123.88. This compares to cost of goods sold of $476.7 million for the same period in 2010, approximating a cost per barrel sold of $90.99. This cost per barrel resulted in an average gross margin of $5.49 per barrel in the year ended December 31, 2011 compared to $5.29 per barrel for the same time period in 2010. Additionally, we recognized gains during the year ended December 31, 2011 and 2010 of $0.7 million and $0.6 million, respectively, associated with settlement of nomination differences under long-term purchase contracts.

Operating expenses in the marketing segment were approximately $5.3 million and $2.9 million, respectively, for the year ended December 31, 2011 and 2010, respectively, an increase of $2.4 million or 82.8%. The increase in operating expenses was due to a write off of a $0.6 million environmental liability in the year ended December 31, 2010. Further contributing to the increase was an increase in maintenance, contractor and chemicals expenses in the year ended December 31, 2011, as compared to the same period of 2010.

Contribution margin for the marketing segment in the year ended December 31, 2011 was $26.2 million, or 5.9% of our consolidated segment contribution margin.

Marketing Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

Net sales for the marketing segment were $504.4 million and $374.4 million in the years ended December 31, 2010 and 2009, respectively, an increase of $130.0 million or 34.7%. Total sales volume averaged 14,354 bpd in 2010 and 13,378 bpd in 2009. The average sales price per gallon of gasoline increased to $2.15 per gallon in 2010, from $1.73 per gallon in 2009. The average sales price per gallon of diesel also increased to $2.25 per gallon in 2010, from $1.75 per gallon in 2009. The increase in sales volumes during 2010 can be attributed primarily to an increase in diesel sales volumes attributed to higher demand for distillate products in west Texas. Net sales included $10.6 million and $11.0 million, respectively, of service fees in 2010 and 2009 and $9.5 million and $6.6 million, respectively, in transportation and storage fees in 2010 and 2009. These fees were paid by our refining segment to our marketing segment and are eliminated in consolidation. The service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing marketing, sales and customer support services. The transportation and storage fees are based on the number of barrels of crude transferred to the Tyler refinery from certain pipelines owned and leased by the marketing segment, plus a set monthly storage fee.

Cost of goods sold was $476.7 million in 2010, or $90.99 per barrel sold compared to $349.5 million in 2009, or $71.58 per barrel sold, an increase of $127.2 million or 36.4%. Average gross margin was $3.49 and $3.75 per barrel in 2010 and 2009, respectively. We recognized a gain (loss) of $0.6 million and $(2.1) million in 2010 and 2009, respectively, associated with the settlement of nomination differences under a long-term purchase contract and finished grade fuel derivatives.

Operating expenses in the marketing segment were $2.9 million and $1.2 million, respectively in 2010 and 2009. Operating expenses increased due to the intercompany sale of certain pipeline assets from our refining segment to our marketing segment on March 31, 2009. Operating expenses associated with these assets amounted to $2.0 million in 2010.

Contribution margin for the marketing segment in 2010 was $24.8 million, or 19.1% of our consolidated segment contribution margin.

Retail Segment

The table below sets forth certain information concerning our retail segment continuing operations:

	Year Ended December 31,		
	2011	**2010**	**2009**
Number of stores (end of period)	377	412	442
Average number of stores	394	428	459
Retail fuel sales (thousands of gallons)	409,446	423,509	434,159
Average retail gallons per store (based on average number of stores) (thousands of gallons)	1,039	990	946
Retail fuel margin ($ per gallon)	$ 0.162	$ 0.161	$ 0.136
Merchandise sales (in millions)	374.6	384.1	385.6
Merchandise margin %	29.8%	30.5%	30.9%
Credit expense (% of gross margin)	11.6%	9.6%	8.6%
Merchandise and cash over/short (% of net sales)	0.2%	0.2%	0.2%
Operating expense/merchandise sales plus total gallons	16.3%	16.1%	16.3%

Retail Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010

Net sales for our retail segment for the year ended December 31, 2011 increased 16.8% to $1,859.4 million from $1,592.3 million for the year ended December 31, 2010. This increase was primarily due to an increase in the retail fuel price per gallon of 26.9% to an average price of $3.40 per gallon for the year ended December 31, 2011 from an average price of $2.68 per gallon for the year ended December 31, 2010.

Retail fuel sales were 409.4 million gallons for the year ended December 31, 2011, compared to 423.5 million gallons for the year ended December 31, 2010. This decrease was primarily due to the sale and closure of underperforming stores during the second half of 2010 and full year 2011. Same store retail fuel gallons increased 1.1% in 2011, as compared to 2010. Total fuel sales, including wholesale dollars, increased 22.9% to $1,484.8 million in the year ended December 31, 2011. The increase was primarily due to the increase in the average price per gallon sold noted above, partially offset by the decrease in total gallons sold, also noted above.

Merchandise sales decreased 2.5% to $374.6 million in the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease in merchandise sales was due to the decrease in the number of stores operated during the year ended December 31, 2011 as compared to the same period in 2010. Same store merchandise sales increased 2.3% for the year ended December 31, 2011, as compared to 2010. This increase was primarily in the soft drink, dairy, snacks, cigarette and food service categories.

Cost of goods sold for our retail segment increased 19.5% to $1,679.4 million in the year ended December 31, 2011. This increase was primarily due to the increase in the average cost per gallon of 28.6%, or an average cost of $3.24 per gallon in the year ended December 31, 2011 when compared to an average cost of $2.52 in the year ended December 31, 2010.

Operating expenses decreased 1.6% to $132.6 million in the year ended December 31, 2011, compared to $134.7 million in 2010. Operating expenses decreased due to the decrease in the number of stores operated during year ended December 31, 2011. On a same store basis, operating expenses increased 4.2% in 2011, as compared to 2010, primarily due to an increase in credit card expenses.

Goodwill impairment was $2.2 million in 2011 and relates to the write-off of goodwill associated with our purchase of the Fast Stores. The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

Contribution margin for the retail segment in the year ended December 31, 2011 was $45.2 million, or 10.2% of our consolidated contribution margin.

Retail Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

In the fiscal years ended December 31, 2010 and 2009, net sales for our retail segment were $1,592.3 million and $1,421.5 million, respectively, an increase of $170.8 million or 12.0%. Retail fuel sales, excluding wholesale dollars, increased 16.8% to $1,133.9 million in 2010. This increase was due primarily to an increase in retail fuel prices of $0.44 per gallon, to an average price of $2.68 per gallon in 2010 compared to an average price of $2.24 per gallon in 2009. Retail fuel sales were 423.5 million gallons in 2010 compared to 434.2 million gallons in 2009.

Our comparable store merchandise sales increased by 4.3%, primarily in the dairy, snack, beer, cigarette and food service categories. However, overall merchandise sales decreased 0.4% to $384.1 million in 2010 due to the decrease in the number of stores operated during 2010, as compared to 2009.

Cost of goods sold for our retail segment increased 13.2% to $1,405.2 million in 2010 from $1,240.8 million in 2009. This increase was primarily due to the increase in the average cost per gallon of 19.8%, to an average cost of $2.52 per gallon in 2010 compared to an average cost of $2.10 per gallon in 2009.

Operating expenses were $134.7 million in 2010, a decrease of $3.8 million, or 2.7%. This decrease was primarily due to the decrease in the average store count, from 459 in 2009 to 428 in 2010. However, on a same-store basis, operating expenses increased by $3.8 million, or 3.0%, primarily due to increases in salaries and credit expense. The salary increase is primarily due to the introduction of new quick service restaurants into our stores. The ratio of operating expenses to merchandise sales plus total gallons sold in our retail operations decreased to 16.1% in 2010 from 16.3% in 2009.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of the Fast Stores. The impairment taken in 2009 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

Contribution margin for the retail segment in 2010 was $52.4 million, or 40.3% of our consolidated contribution margin.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facilities. We believe that our cash flows from operations and borrowings under or refinancing of our current credit facilities will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next 12 months.

During the second quarter 2011, we finalized the acquisition of a majority interest in Lion Oil, representing a significant expansion of our refining segment. In consummating this transaction, additional borrowings were necessary. Certain existing creditors amended and increased borrowing facilities and new lenders provided additional financing, in each case primarily through collateralization of the assets of Lion Oil. Additionally, our Supply and Offtake Agreement with J. Aron will substantially reduce our need to issue letters of credit to support El Dorado refinery crude oil purchases. See Note 11 to the consolidated financial statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for additional discussion of the Supply and Offtake Agreement. Finally, a subsidiary of our parent company extended a new long-term note to us.

These various financing arrangements were negotiated at market rates and we believe that the cash flows from the expanded operations will be sufficient to satisfy cash requirements related to these increased borrowings for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for the year ended December 31, 2011, 2010 and 2009 (in millions):

	Year Ended December 31,		
	2011	**2010**	**2009**
Cash Flow Data:			
Cash flows provided by operating activities	$ 130.1	$ 71.0	$ 137.8
Cash flows used in investing activities	(195.7)	(44.5)	(102.9)
Cash flows provided by (used in) financing activities	242.4	(45.8)	18.2
Net increase (decrease) in cash and cash equivalents	$ 176.8	$ (19.3)	$ 53.1

Cash Flows from Operating Activities

Net cash provided by operating activities was $130.1 million for the year ended December 31, 2011, compared to $71.0 million for the comparable period of 2010. The increase in cash flows from operations in the year ended 2011 from the same period in 2010 was primarily due to the increase in net income for the year ended December 31, 2011, which was $158.3 million, compared to a net loss of $79.9 million in the same period of 2010, activity related to obligations after the initial date of our Supply and Offtake Agreement with J. Aron and an increase in deferred taxes and accounts payable, primarily resulting from the Lion Acquisition in April 2011. These increases were partially offset by increases in accounts receivable and inventory as a result of the Lion Acquisition.

Net cash provided by operating activities was $71.0 million for 2010 compared to $137.8 million for 2009 and $28.6 million for 2008. The decrease in cash flows from operations for 2010 from 2009 was primarily due to a large increase in accounts payable and other current liabilities in 2009 attributable to the restart of the Tyler refinery, a decrease in deferred income taxes and a net loss of $79.9 million in 2010, as compared to net income of $0.7 million in 2009. Partially offsetting these decreases in operating cash flow was a $20.9 million decrease in inventory and other current assets in 2010, which was driven by the receipt of a $39.6 million federal income tax refund in April 2010 that was receivable as of December 31, 2009.

Cash Flows from Investing Activities

Net cash used in investing activities was $195.7 million for the year ended December 31, 2011, compared to $44.5 million in the comparable period of 2010. This increase is primarily due to the cash paid of $105.2 million in connection with the Lion Acquisition in April 2011 and the Paline Acquisition in December 2011.

Cash used in investing activities includes our capital expenditures for 2011 of approximately $81.0 million, of which $36.0 million was spent on projects in the refining segment, $36.5 million was spent in the retail segment, $0.9 million was spent at our marketing segment and $7.6 million was spent at the holding company level.

Net cash used in investing activities was $44.5 million for 2010 compared to $102.9 million for 2009 and $39.4 million for 2008. The decrease in cash used in investing activities from 2009 to 2010 was primarily due to decrease in capital spending in 2010. The 2009 capital spending primarily relating to the rebuild of the saturates gas plant that was damaged in the November 20, 2008 explosion and fire at the Tyler refinery. Partially offsetting the decrease in cash used was a decrease in property damage insurance proceeds received in 2010, as compared to 2009. The insurance proceeds received in the second quarter of 2010 represent final payments on all outstanding property damage and business interruption insurance claims arising from the November 20, 2008 incident.

Cash used in investing activities in 2010 includes our capital expenditures of approximately $56.8 million, of which $42.3 million was spent on projects at our refinery, $14.4 million was spent in our retail segment and $0.1 million was spent at the holding company level. During 2010, we spent $38.0 million on regulatory and maintenance projects at the Tyler refinery. In our retail segment, we spent $5.5 million completing several reimaging and "raze and rebuild" projects.

Cash Flows from Financing Activities

Net cash provided by financing activities was $242.4 million in the year ended December 31, 2011, compared to cash used of $45.8 million in the comparable period of 2010. The increase in net cash from financing activities in the year ended 2011 primarily consisted of new borrowings of $140.0 million associated with the Lion Acquisition in April 2011 and the initial proceeds of $201.7 million from the inventory financing arrangement under our Supply and Offtake Agreement. These increases were partially offset by a net repayment on our revolving credit facilities of $43.2 million in 2011, compared to net proceeds of $76.1 million in 2010.

Net cash used in financing activities was $45.8 million for 2010, compared to cash provided by financing activities of $18.2 million for 2009. Net cash used in financing activities in 2010 was primarily due to the net repayment of $97.4 million of our debt and capital lease obligations, compared to net repayments of $2.7 million in 2009. These payments were partially offset by net proceeds on our revolving credit facilities of $76.1 million in 2010, compared to $33.8 million in 2009.

Cash Position and Indebtedness

As of December 31, 2011, our total cash and cash equivalents were $225.9 million and we had total indebtedness of approximately $432.6 million. Borrowing availability under our four separate revolving credit facilities was approximately $225.8 million and we had letters of credit issued of $259.2 million. We believe we were in compliance with our covenants in all debt facilities as of December 31, 2011.

A summary of our total third party indebtedness as of December 31, 2011 is shown below (in millions):

	December 31, 2011
MAPCO Revolver	$ 77.5
Fifth Third Revolver	30.3
Promissory notes	228.6
Term loan facility	95.5
Capital lease obligations	0.7
	432.6
Less: Current portion of long-term debt, notes payable and capital lease obligations	74.2
	$ 358.4

MAPCO Revolver

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sub-limit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MAPCO, Fifth Third Bank as Administrative Agent and the lenders party thereto ("Senior Secured Credit Facility"). As of December 31, 2011, we had $77.5 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $19.0 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2011, the weighted average borrowing rate was approximately 4.3%. Additionally, the MAPCO Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2011, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2011 were approximately $103.5 million.

Wells ABL

Delek has an asset-based loan ("ABL") revolving credit facility ("Wells ABL") that includes an accordion feature which permits an increase in facility size of up to $600.0 million subject to additional lender commitments. In connection with the closing of the Lion Acquisition, Delek executed an amendment to the Wells ABL (the "Wells ABL Amendment") on April 29, 2011. Under the terms of the Wells ABL Amendment, among other things, (i) the size of the Wells ABL was increased from $300.0 million to $400.0 million, (ii) the swing line loan sub-limit was increased from $30.0 million to $40.0 million, (iii) the letter of credit sub-limit was increased from $300.0 million to $375.0 million, (iv) the maturity date of the facility was extended from February 23, 2014 to April 29, 2015, and (v) the Wells ABL Amendment permits the issuance of letters of credit under the Wells ABL to secure obligations of Lion Oil and authorizes a factoring agreement between Refining and Lion Oil. As of December 31, 2011, we had letters of credit issued under the facility totaling approximately $227.8 million and nominal amounts in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the Wells ABL. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2011, this fee was 0.63% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $20.0 million availability reserve requirement, as of December 31, 2011 was $80.6 million.

Fifth Third Revolver

We have a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of December 31, 2011, we had $30.3 million outstanding borrowings under the facility, as well as letters of credit issued of $10.5 million. Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2011, the weighted average borrowing rate was approximately 3.9%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of December 31, 2011 were approximately $34.2 million.

Reliant Bank Revolver

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $7.5 million. As of December 31, 2011, we had no amounts outstanding under this facility. The Reliant Bank Revolver was amended on March 28, 2011 to (i) extend the maturity date by three months to June 28, 2011 and (ii) increase the interest rate for borrowings under the facility to a fixed rate of 5.75%. On June 28, 2011, we further amended the Reliant Bank Revolver to (i) extend the maturity date by one year to June 28, 2012, (ii) decrease the bank borrowing commitments under the facility from $12.0 million to $7.5 million, and (iii) modify the financial covenant definitions to align with those contained in the Term Loan Facility discussed below. Additionally, the Reliant Bank Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. As of December 31, 2011, we had $7.5 million available under the Reliant Bank Revolver.

Promissory Notes

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). In connection with the closing of the Lion Acquisition, the Leumi Note was amended on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the note. As of December 31, 2011, we had $42.8 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30.0 million and $20.0 million and is secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, and (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below. The Leumi Note requires quarterly amortization payments of $2.0 million beginning on April 1, 2011 and matures on October 1, 2013. The Leumi Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.0%. As of December 31, 2011, the weighted average borrowing rate was 5.0%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30.0 million and $20.0 million (collectively the "IDB Notes"). In connection with the closing of the Lion Acquisition, the IDB Notes were amended and restated on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the notes. As of December 31, 2011, we had $42.0 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30.0 million and $15.0 million and are secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, and (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below. The IDB Notes require quarterly amortization payments totaling $2.0 million, beginning at the end of the first quarter of 2011. The maturity date of both IDB Notes is December 31, 2013. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.0%. As of December 31, 2011, the weighted average borrowing rate was approximately 5.1% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note in favor of Delek Petroleum Ltd, an Israeli corporation and an affiliate of the company ("Delek Petroleum") ("Petroleum Note") in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. As of December 31, 2011, $26.5 million was outstanding under the Petroleum Note. The Petroleum Note contains the following provisions: (i) the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default under the note, (ii) Delek is responsible for the payment of any withholding taxes due on interest payments, (iii) the note is unsecured and contains no covenants, and (iv) the note may be repaid at the borrower's election in whole or in part at any time without penalty or premium. The Petroleum Note was amended on April 28, 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. The Petroleum Note bears interest, payable on a quarterly basis, at 8.25% (excluding any applicable withholding taxes) and Delek is responsible for the payment of any withholding taxes due on interest payments.

In 2011, Delek entered into four joint ventures (the "Joint Ventures") with Gatlin Partners, LLC ("Developer"), to develop and construct four new MAPCO Mart convenience stores. Delek and Developer each own 50% of the Joint Ventures. In order to fund the construction projects, each Joint Venture entered into separate Notes for its respective project with Standard Insurance Company (the "Notes") varying in size from $1.0 million to $1.9 million. Each Joint Venture has entered into a lease with Express whereby Express will lease the completed property for a minimum of 20 years. One of the Notes bears interest at a fixed rate of approximately 6.4%, while the other three bear interest at fixed rates of 5.5%. Each of the Notes is secured by the land, building and equipment of its respective completed MAPCO Mart. Under the terms of each Note, beginning on the first day of the eleventh month following the initial fund advancement, each Joint Venture shall make payments of principal on its respective Note over a ten year term calculated using a 25 year amortization schedule. If any Note is not paid in full after the initial ten year period, the respective Joint Venture may continue to make monthly payments under the Note, however the interest rate will reset pursuant to the terms of the Note. There is also an additional interest rate reset after the first twenty year period. The final maturity dates of the Notes range from June 1, 2036 to January 1, 2037. As of December 31, 2011, the Joint Ventures have drawn approximately $2.3 million in total under the Notes.

On April 28, 2011, Delek executed a Subordinated Note with Delek Petroleum in the principal amount of $40.0 million ("Subordinated Note"). As of December 31, 2011, $40.0 million was outstanding under the Subordinated Note. The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility discussed below. Interest on the unpaid balance of the Subordinated Note will be computed at a rate per annum equal to 7.25% (net of withholding taxes) and Delek is responsible for the payment of any withholding taxes due on interest payments. The payment of the principal and interest on the Subordinated Note may be accelerated upon the occurrence and continuance of customary events of default. The Subordinated Note requires Delek to make quarterly interest payments commencing June 30, 2011 and annual principal amortization payments of $6.0 million commencing June 30, 2012, with payment of the latter subject to meeting certain payment conditions set forth in the subordination agreement in effect between Delek Petroleum and the Term Loan Facility creditors.

On April 29, 2011, Delek entered into a $50.0 million promissory note with Ergon, Inc. ("Ergon Note") in connection with the closing of the Lion Acquisition. As of December 31, 2011, $50.0 million was outstanding under the Ergon Note. The Ergon Note requires Delek to make annual amortization payments of $10.0 million each commencing April 29, 2013. The Ergon Note matures on April 29, 2017. Interest under the Ergon Note is computed at a fixed rate equal to 4.0% per annum.

On December 19, 2011, Delek entered into a $25.0 million promissory note with Ergon Terminaling, Inc. ("Ergon Paline Note") in connection with the closing of the acquisition of all of the membership interests of Paline Pipeline Company, LLC from Ergon Terminaling, Inc. The Ergon Paline Note was subsequently assigned by Ergon Terminaling, Inc. to Ergon, Inc. As of December 31, 2011, $25.0 million was outstanding under the Ergon Paline Note. The Ergon Paline Note requires Delek to make quarterly amortization payments of approximately $2.1 million each commencing on March 31, 2012. The Ergon Paline Note matures on December 19, 2014. Interest under the Ergon Paline Note is computed at fixed rate equal to 6.0% per annum.

Term Loan Facility

On April 29, 2011, Delek entered into a $100.0 million term loan credit facility ("Term Loan Facility") with Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as the lenders. As of December 31, 2011, $95.5 million was outstanding under the Term Loan Facility. The Term Loan Facility requires Delek to make four quarterly amortization payments of $1.5 million each commencing June 30, 2011, followed by sixteen quarterly amortization payments of $4.0 million each. The Term Loan Facility matures on April 29, 2016, and is secured by all assets of Lion Oil (excluding inventory and accounts receivable) as well as all of our shares in Lion Oil. Interest on the unpaid balance of the Term Loan Facility will be computed at a rate per annum equal to the LIBOR Rate or the Reference Rate, at our election, plus the applicable margins, subject in each case to an interest rate floor of 5.5% per annum. As of December 31, 2011, the weighted average borrowing rate was 5.5%.

Restrictive Covenants

Under the terms of our MAPCO Revolver, Wells ABL, Fifth Third Revolver, Reliant Bank Revolver, Leumi Note, IDB Notes and Term Loan Facility, we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2011, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2011.

Certain of our credit facilities contain limitations on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries. Additionally, we are limited in our ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

Capital Spending

A key component of our long-term strategy is our capital expenditure program. Our capital expenditures for the year ended December 31, 2011 were $81.0 million, of which approximately $36.0 million was spent in our refining segment, $36.5 million in our retail segment, $0.9 million in our marketing segment and $7.6 million at the holding company level. Our capital expenditure budget is approximately $113.0 million for 2012. The following table summarizes our actual capital expenditures for the year ended December 31, 2011 and planned capital expenditures for the full year 2012 by operating segment and major category (in millions):

	Year Ended December 31,	
	2012 Forecast	**2011 Actual**
Refining:		
Sustaining maintenance, including turnaround activities	$ 20.5	$ 13.7
Regulatory	8.9	5.6
Discretionary projects	45.6	16.7
Refining segment total	75.0	36.0
Marketing:		
Discretionary projects	0.5	0.9
Marketing segment total	0.5	0.9
Retail:		
Sustaining maintenance	7.6	5.0
Growth/profit improvements	2.1	8.1
Retrofit/rebrand/re-image	7.8	20.4
Raze and rebuild/new/land[(1)]	12.0	3.0
Retail segment total	29.5	36.5
Other	8.0	7.6
Total capital spending	$ 113.0	$ 81.0

(1) Excludes capital leases

For the full year 2012, we plan to spend approximately $29.5 million in the retail segment, $7.8 million of which is expected to consist of the re-imaging of at least 20 existing stores. We spent $20.4 million on these projects in the year ended December 31, 2011. In addition, we plan to spend $12.0 million on the construction of approximately 10 new prototype locations at new leased sites and $2.1 million on other profit and growth improvements in existing stores in 2012. We expect to spend approximately $8.9 million on regulatory projects in the refining segment in 2012. We spent $5.6 million on regulatory projects in the year ended December 31, 2011. In addition, we plan to spend approximately $20.5 million on maintenance projects and approximately $45.6

million for other discretionary projects in 2012.

The amount of our capital expenditure budget is subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in the cost of and/or timing to obtain necessary equipment required for our continued compliance with government regulations or to complete improvement projects. Additionally, the scope and cost of employee or contractor labor expense related to installation of that equipment could increase from our projections.

Refining Segment

Our capital spending in the refining segment is inclusive of the Tyler, Texas refinery and Lion Oil.

<u>Tyler, Texas Refinery</u>

We anticipate the next major scheduled turnaround at the Tyler refinery should be completed during 2014. Other major projects that have been recently completed or remain in process at the Tyler refinery include the following:

- MSAT II Compliance Project. The purpose of the MSAT II compliance project is to comply with the MSAT II regulations, which limit the annual average benzene content in gasoline beginning in January 2011. The project will consist of new fractionation equipment, Isomerization Unit modifications and a new catalyst for saturating benzene. The fractionation section was completed and placed in service in October 2010 and the Isomerization Unit modifications are planned for completion by 2016.
- Crude Optimization Projects
    - Deep Cut Project. The Deep Cut project includes modifications to the Crude, Vacuum and Amine Regeneration Units and the installation of a new Vacuum Heater, Coker Heater, a second ARU and a NaSH Unit. A significant portion of this project was completed in the first half of 2009. The installation of the second ARU and the NaSH Unit is expected to be completed by 2015. The completed portions of this project have given us the ability to run a "deeper cut" in the Vacuum Unit and allow the running of a heavier crude slate, although this capability will not be fully realized until we complete the remainder of the FCC Reactor revamp, discussed below. The installation of the second ARU and NaSH unit will further increase our sulfur capacity. Further, the new Coker Heater should allow much longer runs between decoking, which will reduce maintenance cost and increase the on-stream efficiency of the Coker.
    - FCC Reactor Revamp. We plan to modify the fractionation section of the FCC and install new catalyst section equipment, including a new reactor and catalyst stripper and make modifications to the riser. In the first half of 2009, we completed the fractionation section modifications, which will accommodate higher conversions expected from the FCC Reactor, once the catalyst section installations are complete. The remainder of this project is expected to be completed in 2014.
- Vacuum Towers Bottoms ("VTB") project. This project primarily consists of installing a new feed tank at the Tyler refinery. By transporting asphalt from our El Dorado refinery for processing in our 6,500 bpd coker at the Tyler refinery just 200 miles away, we will be able to transform a lower value heavy product into a higher value light product at Tyler. This is an especially attractive option during the winter season, a time of year when asphalt sales are low and asphalt inventory management can constrain crude throughput at the El Dorado refinery. The VTB project would allow us to process approximately 2,000 bpd of asphalt at Tyler's coker. The estimated capital investment is under $5.0 million, most of which will fall into our 2012 capital budget. We anticipate incremental contribution margin by converting asphalt to light product and coke.

<u>El Dorado, Arkansas Refinery</u>

The El Dorado refinery underwent extensive upgrading in the period between 2002 and 2007 in order to produce distillates such as ultra-low sulfur diesel (ULSD) and all gasoline meeting the regulatory limit of 30 parts per million (ppm) sulfur content. The next major turnaround for the El Dorado refinery is planned for completion in 2014.

Other major projects that are in progress at the El Dorado refinery are:

- Biodiesel Blending. This project is scheduled for completion in 2012 and will allow the El Dorado refinery to sell biodiesel blends over its truck racks.
- LSR/SGP LPG Recovery. This project is scheduled for completion in 2012 and will enable us to increase our liquid recovery by 1.0%-1.5% (as a percentage of crude charge). By recovering propane and butane that would otherwise be

burned in the fuel system at El Dorado, we anticipate that El Dorado will be able to generate additional contribution margin. The estimated cost to complete this capital project is $16.0 million and consists primarily of upgrading certain equipment and installing a sulfur treatment system. While some capital cost associated with this project was allocated to our 2011 capital spending budget, the bulk of spending will be applied to our 2012 capital budget.

- Ouachita River Joint Pipeline. This is a joint project approved by the Arkansas Department of Environmental Quality involving four operating companies that will direct wastewater to the Ouachita River. This project is scheduled for completion in 2013.

Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2011, is set forth in the following table (in millions):

	<1 Year	1-3 Years	3-5 Years	>5 Years	Total
Long term debt, notes payable and capital lease obligations	74.2	176.3	159.7	22.4	432.6
Interest[(1)]	22.7	26.8	10.9	2.1	62.5
Operating lease commitments[(2)]	15.7	25.4	19.9	69.0	130.0
Capital project commitments[(3)]	—	2.2	—	—	2.2
Total	112.6	230.7	190.5	93.5	627.3

(1) Includes expected interest payments on debt outstanding under credit facilities in place at December 31, 2011. Floating interest rate debt is calculated using December 31, 2011 rates.

(2) Amounts reflect future estimated lease payments under operating leases having remaining non-cancelable terms in excess of one year as of December 31, 2011.

(3) Amounts constitute a minimum obligation that would be required as a penalty payment if a certain capital project is not completed. We have no expectation that this capital project will not be completed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements through the date of the filing of this Form 10-Q.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Delek. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader's understanding, management has identified Delek's critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

LIFO Inventory

The Tyler refinery's inventory consists of crude oil, refined petroleum products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated year-end inventory quantities, which could differ from actual quantities.

Delek believes the accounting estimate related to the establishment of anticipated year-end LIFO inventory is a critical accounting estimate because it requires management to make assumptions about future production rates in the Tyler refinery, the future buying patterns of our customers, as well as numerous other factors beyond our control including the economic viability of the general economy, weather conditions, the availability of imports, the marketing of competitive fuels and government regulation. The impact of changes in actual performance versus these estimates could be material to the inventories reported on our quarterly balance sheets and the results reported in our quarterly statements of operations could be material. In selecting assumed inventory levels, Delek uses historical trending of production and sales, recognition of current market indicators of future pricing and value, and new regulatory requirements which might impact inventory levels. Management's assumptions require significant judgment because actual year-end inventory levels have fluctuated in the past and may continue to do so.

At each year-end, actual physical inventory levels are used to calculate both ending inventory balances and final cost of goods sold for the year.

Property, Plant and Equipment and Definite Life Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, Delek must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. We use quoted market prices when available and our internal cash flow estimates discounted at an appropriate interest rate to determine fair value, as appropriate. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores we are closing are written down to their estimated net realizable value at the time we close such stores. Changes in market demographics, competition, economic conditions and other factors can impact the operations of certain locations. Cash flows vary from year to year, and we analyze regional market, division and store operations. As a result, we identified and recorded impairment charges of $1.7 million, $1.8 million and $0.4 million for closed stores in 2011, 2010 and 2009, respectively. Similar changes may occur in the future that will require us to record an impairment charge.

Goodwill and Potential Impairment

Goodwill is reviewed at least annually for impairment or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the operating segments to the estimated fair value of the reporting unit. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions, competitive pressures on sales and margins, and other economic and industry factors beyond management's control, an impairment charge may be required. Details of remaining goodwill balances by segment are included in Note 9 to the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K and are incorporated herein by reference.

Environmental Expenditures

It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study, and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Changes in laws and regulations, the financial condition of state trust funds associated with environmental remediation and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position. We believe the estimates selected, in each instance, represent our best estimate of future outcomes, but the actual outcomes could differ from the estimates selected.

New Accounting Pronouncements

In December 2011, the FASB issued guidance requiring the disclosure of information about offsetting and related arrangements to enable users of financial statements to understand the effect of these arrangements on financial position. The guidance requires the disclosure of both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective for interim and annual reporting periods beginning on January 1, 2013. The adoption of this guidance will not affect our business, financial position or results of operations, but may result in additional disclosures.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. This guidance eliminates the option to present the components of other comprehensive income ("OCI") as part of the statement of stockholders' equity. Instead, OCI must be reported in either a single, continuous statement of comprehensive income, which contains two sections, net income and OCI, or in two separate but consecutive statements. In both cases, the entity is required to present reclassification adjustments on the face of the financial statements for items that are reclassified from OCI to net income in the statement where those components are presented. This guidance does not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income. Originally, this standard is effective for interim and annual reporting periods beginning after December 15, 2011. However, in October 2011, the FASB announced that it would defer the effective date of the requirement to present reclassifications from OCI to net income on the face of the financial statements. This announcement did not change the requirement to present net income, components of OCI and total comprehensive income in either one continuous or two consecutive statements. The adoption of this guidance will not have affect our business, financial position or results of operations, but will result in changes to our financial statement presentation.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Changes in commodity prices (mainly petroleum crude oil and unleaded gasoline) and interest rates are our primary sources of market risk. When we make the decision to manage our market exposure, our objective is generally to avoid losses from negative price changes, realizing we will not obtain the benefit of positive price changes.

Commodity Price Risk

Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows, are sensitive to changes in energy prices. Major shifts in the cost of crude oil, the prices of refined products and the cost of ethanol can generate large changes in the operating margin in each of our segments. Gains and losses on transactions accounted for using mark-to-market accounting are reflected in cost of goods sold in the consolidated statements of operations at each period end. Gains or losses on commodity derivative contracts accounted for as cash flow hedges are recognized in other comprehensive income on the consolidated balance sheets and ultimately, when the forecasted transactions are completed in net sales or cost of goods sold in the consolidated statements of operations.

Price Risk Management Activities. At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, future purchases of crude oil and ethanol, future sales of refined products or to fix margins on future production. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), all of these commodity futures contracts are recorded at fair value, and any change in fair value between periods has historically been recorded in the profit and loss section of our consolidated financial statements, unless, at inception, the company elects to designate the contracts as cash flow hedges under ASC 815. At December 31, 2011 and December 31, 2010, we had open futures contracts representing 1,078,000 barrels and 350,000 barrels, respectively, of refined petroleum products with an unrealized net gain (loss) of $(0.7) million and $(1.4) million, respectively. Of these open contracts, contracts representing 400,000 barrels with an unrealized net gain of $2.8 million ($1.8 million, net of taxes) were designated as cash flow hedges and were recorded in accumulated other comprehensive income at December 31, 2011. There were no contracts designated as cash flow hedges recorded as of December 31, 2010.

In accordance with ASC 815, the WTI, ultra low sulfur diesel and unleaded gasoline swaps have been designated as cash flow hedges and the change in fair value between the execution date and the end of period has been recorded in other comprehensive income. For the year ended December 31, 2011, Delek recorded unrealized gains as a component of other comprehensive income of $2.8 million ($1.8 million, net of deferred taxes), respectively, related to the change in the fair value of these swaps. The fair value of these contracts is recognized in income at the time the positions are closed and the hedged transactions are recognized in income. For year ended December 31, 2011, we recognized losses of $5.5 million related to positions closed during the period. As of December 31, 2011, Delek had total unrealized gains, net of deferred income taxes, in accumulated other comprehensive income of $1.8 million associated with its cash flow hedges.

We maintain at both our Tyler and El Dorado refineries and in third-party facilities, inventories of crude oil, feedstocks and refined petroleum products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. At December 31, 2011, we held approximately 1.4 million barrels of crude and product inventories associated with the Tyler refinery valued under the LIFO valuation method with an average cost of $73.36 per barrel. At December 31, 2011 and December 31, 2010, the excess of replacement cost (FIFO) over the carrying value (LIFO) of refinery inventories was $45.2 million and $36.6 million, respectively. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $10.00 per barrel lower, our LIFO reserve would have been reduced by $14.0 million. Inventory associated with the El Dorado refinery is valued under the FIFO valuation method.

Interest Rate Risk

We have market exposure to changes in interest rates relating to our outstanding variable rate borrowings, which totaled $288.1 million as of December 31, 2011. The annualized impact of a hypothetical one percent change in interest rates on floating rate debt outstanding as of December 31, 2011 would be to change interest expense by $2.9 million.

We help manage this risk through interest rate swap and cap agreements that modify the interest characteristics of our outstanding long-term debt. In accordance with ASC 815, all interest rate hedging instruments are recorded at fair value and any changes in the fair value between periods are recognized in earnings. The fair values of our interest rate swaps and cap agreements are obtained from dealer quotes. These values represent the estimated amount that we would receive or pay to terminate the agreements taking into account the difference between the contract rate of interest and rates currently quoted for agreements, of similar terms and maturities. We expect that any interest rate derivatives held would reduce our exposure to short-term interest rate movements. As of December 31, 2011, we had floating-to-fixed interest rate swap agreements in place for a notional amount of $160.0 million. As of December 31, 2010, we had no interest rate hedge agreements in place. The estimated fair value of our interest rate derivative liability was $4.2 million as of December 31, 2011. In accordance with ASC 815 we recorded non-cash expense representing the change in estimated fair value of the interest rate hedge agreements of $4.2 million, respectively, for the year ended December 31, 2011.

While we have not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of ASC 815 in the past, we may choose to elect that treatment in future transactions.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) under the Securities

Exchange Act of 1934, as amended ("Exchange Act") that are designed to provide reasonable assurance that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The scope of management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 excludes the businesses acquired by the Company in 2011 (Lion Oil Company and Paline Pipeline Company). This scope exception is permissible under applicable SEC guidelines. The businesses acquired in 2011 represented approximately 41.5% and 41.3% of consolidated total and net assets, respectively, and 29.0% and 12.3% of consolidated revenues and net income for the year ended December 31, 2011.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2011, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment and review with the Audit Committee, management determined that, at December 31, 2011, we maintained effective internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report, which is included in the section beginning on page F-1.

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

From time to time, we make changes to our internal control over financial reporting that are intended to enhance its effectiveness and which do not have a material effect on our overall internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Our Board Governance Guidelines, our charters for our Audit and Compensation Committees, our Corporate Governance Guidelines and our Code of Business Conduct & Ethics covering all employees, including our principal executive officer, principal financial officer, principal accounting officer and controllers, are available on our website, www.DelekUS.com under the "About Us - Corporate Governance" caption. A copy will be mailed upon request made to Investor Relations, Delek US Holdings, Inc. or ir@delekus.com. We intend to disclose any amendments to or waivers of the Code of Business Conduct & Ethics on behalf of our Chief Executive Officer, Chief Financial Officer and persons performing similar functions on our website, at www.DelekUS.com, under the "Investor Relations" caption, promptly following the date of any such amendment or waiver.

The information required by Item 401 of Regulation S-K regarding directors will be included under "Election of Directors" in the definitive Proxy Statement for our Annual Meeting of Stockholders to be held May 1, 2012 (the "Definitive Proxy Statement"), and is incorporated herein by reference. Information regarding executive officers will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Item 405 of Regulation S-K will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Items 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item will be included under "Executive Compensation" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 404 of Regulation S-K will be included under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required by this Item will be included under "Certain Relationships and Related Transactions" in the Definitive Proxy Statement and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K will be included under "Election of Directors" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Set forth below are the fees paid for the services of Ernst & Young LLP during fiscal years 2011 and 2010:

	December 31,	
	2011	2010
Audit Fees [1]	$ 2,653,225	$ 1,485,046
Audit-related fees [2]	355,952	12,635
Tax fees [3]	71,693	12,633
Total	$ 3,080,870	$ 1,510,314

(1) Audit fees consisted of services rendered to us or certain of our subsidiaries. Such audit services include audits of our consolidated financial statements and internal control over financial reporting, reviews of our quarterly financial statements, and audit services provided in connection with our regulatory filings. Fees and expenses are for services in connection with the audit of our fiscal years ended December 31, 2011 and December 31, 2010 regardless of when the fees and expenses were paid.

(2) Fees for audit-related matters billed in 2011 and 2010 consisted of agreed upon procedures for primarily related to acquisition due diligence, procedures related to regulatory filings of our parent companies, and consultations on various accounting and reporting areas.

(3) Fees for tax services billed in 2011 and 2010 consisted primarily of consultation on various tax matters related to us and our subsidiaries and certain tax compliance related activities.

The Audit Committee has considered and determined that the provision of non-audit services by our independent registered public accounting firm is compatible with maintaining auditor independence.

Pre-Approval Policies and Procedures. In general, all engagements performed by our independent registered public accounting firm, whether for auditing or non-auditing services, must be pre-approved by the Audit Committee. During 2011, all of the services performed for us by Ernst & Young LLP were pre-approved by the Audit Committee.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Certain Documents Filed as Part of this Annual Report on Form 10-K:

1. Financial Statements. The accompanying Index to Financial Statements and Schedule on page F-1 of this Annual Report on Form 10-K is provided in response to this item.
2. List of Financial Statement Schedules. All schedules are omitted because the required information is either not present, not present in material amounts or projected within the Consolidated Financial Statements.
3. Exhibits - See below.

EXHIBIT INDEX

Exhibit No.		Description
2.1	+	Stock Purchase Agreement dated March 17, 2011, by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on May 4, 2011).
2.2	+	First Amendment dated April 29, 2011 to Stock Purchase Agreement dated March 17, 2011 by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on May 4, 2011).
3.1		Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1		Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.2		Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1	*	Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009).
10.2	*	Termination dated May 12, 2010 of Amended and Restated Consulting Agreement with Greenfeld-Energy Consulting, Ltd. dated April 11, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2010).
10.3	*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4		Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto. (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010)
10.4(a)		First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010)

10.5		Asset-backed revolving Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010).
10.5(a)		First Amendment dated April 29, 2011to asset-backed revolving Credit Agreement dated February 23, 2010 between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 5, 2011).
10.6	*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010)
10.6(a)	*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.6(b)	*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.6(c)	*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.6(d)	*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010).
10.6(e)	*	Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010).
10.7		First Amended and Restated Management and Consulting Agreement, dated as of May 1, 2011, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on August 5, 2011).
10.8		Replacement Promissory Note I in the principal amount of $20,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 5, 2010).
10.8(a)		Replacement Promissory Note II in the principal amount of $30,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 5, 2010).
10.9		Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008).
10.9(a)		First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.13(d) to the Company's Form 10-K filed on March 9, 2009).
10.9(b)		Second Amendment dated March 31, 2009 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 11, 2009).
10.10		Promissory Note in the principal amount of $50,000,000 dated November 2, 2010 by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on November 5, 2010).
10.11		Amended and Restated Term Promissory Note dated September 28, 2010 in the principal amount of $44,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 5, 2010).
10.11(a)		Second Amended and Restated Term Promossory Note dated April 28, 2011 in the principal amount of $44 million between Delek Petroleum, Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 5, 2011).
10.12		Subordinated Term Promissory Note dated April 28, 2011 in the principal amount of $40 million between Delek Petroleum, Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 5, 2011).

10.13	*	Employment Agreement dated as of July 1, 2011 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2011).
10.14	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Frederec Green.
10.15	*	Employment Agreement dated as of May 26, 2011by and between MAPCO Express, Inc. and Igal P. Zamir (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 5, 2011).
10.15(a)	*	Special Bonus Acknowledgement dated August 9, 2010 between Igal Zamir and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 5, 2010).
10.16	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Mark B. Cox.
10.16(a)	*	Special Bonus Acknowledgement dated May 4, 2010 between Mark B. Cox and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2010).
10.17	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Harry P. (Pete) Daily.
10.18	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Kent B. Thomas.
10.19	++	Master Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company and Lion Oil Company (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 5, 2011).
10.19(a)	++	Supplemental Agreement dated October 14, 2011 to Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company and Lion Oil Company (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2011).
10.20	++	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008).
10.20(a)	++	First Amendment dated August 18, 2010 to the Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 5, 2010).
10.21	*	Form of 409A Addendum (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2010).
10.22	++	Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to the Exhibit 10.5 to the Company's Form 10-Q filed on August 5, 2011).
10.22(a)		First Amendment dated July 28, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2011).
10.23		Reimbursement and Guaranty Agreement dated April 29, 2011 between Lion Oil Trading & Transportation, Inc. as primary obligor and Goldman Sachs Lending Partners, LLC (incorporated by reference to the Exhibit 10.6 to the Company's Form 10-Q filed on August 5, 2011).
21.1		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
24.1		Power of Attorney
31.1		Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act.
31.2		Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act.
32.1		Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	^	The following materials from Delek US Holdings, Inc.'s Annual Report on Form 10-K for the annual period ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2011 and 2010, (iii) Condensed Consolidated Statements of Cash Flows for the three months and year ended December 31, 2011 and 2010, and (iv) Notes to Condensed Consolidated Financial Statements, tagged as blocks of text.

* Management contract or compensatory plan or arrangement.

\# Filed herewith.

\+ Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any of the omitted schedules upon request by the Securities and Exchange Commission.

++ Confidential treatment has been requested and granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

^ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Delek US Holdings, Inc.

Consolidated Financial Statements
As of December 31, 2011 and 2010 and
For Each of the Three Years Ended December 31, 2011, 2010 and 2009

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

All other financial schedules are not required under related instructions, or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders of
Delek US Holdings, Inc.

We have audited Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Delek US Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lion Oil Company and Paline Pipeline Company, which is included in the December 31, 2011 consolidated financial statements of Delek US Holdings, Inc. and constituted 41.5% and 41.3% of total and net assets, respectively, as of December 31, 2011 and 29.0% and 12.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Delek US Holdings, Inc. also did not include an evaluation of the internal controls over financial reporting of Lion Oil Company and Paline Pipeline Company.

In our opinion, Delek US Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 of Delek US Holdings, Inc. and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders of
Delek US Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 14, 2012

Delek US Holdings, Inc.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	(In millions, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 225.9	$ 49.1
Accounts receivable	277.1	104.7
Inventory	508.0	136.7
Other current assets	39.6	8.9
Total current assets	1,050.6	299.4
Property, plant and equipment:		
Property, plant and equipment	1,317.3	886.7
Less: accumulated depreciation	(263.5)	(206.6)
Property, plant and equipment, net	1,053.8	680.1
Goodwill	69.7	71.9
Other intangibles, net	17.5	7.9
Minority investment	—	71.6
Other non-current assets	39.0	13.7
Total assets	$ 2,230.6	$ 1,144.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 521.1	$ 222.9
Current portion of long-term debt and capital lease obligations	68.2	14.1
Current note payable to related party	6.0	—
Obligation under Supply and Offtake Agreement	298.6	—
Accrued expenses and other current liabilities	100.8	55.5
Total current liabilities	994.7	292.5
Non-current liabilities:		
Long-term debt and capital lease obligations, net of current portion	297.9	237.7
Note payable to related party	60.5	44.0
Environmental liabilities, net of current portion	9.7	2.8
Asset retirement obligations	7.9	7.3
Deferred tax liabilities	168.1	105.9
Other non-current liabilities	38.2	11.1
Total non-current liabilities	582.3	408.8
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 58,036,427 shares and 54,403,208 shares issued and outstanding at December 31, 2011 and 2010, respectively	0.6	0.5
Additional paid-in capital	356.9	287.5
Accumulated other comprehensive income	1.8	—
Retained earnings	294.1	155.3
Non-controlling interest in subsidiaries	0.2	—
Total stockholders' equity	653.6	443.3
Total liabilities and stockholders' equity	$ 2,230.6	$ 1,144.6

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2011	2010	2009
	(In millions, except share and per share data)		
Net sales	$ 7,198.2	$ 3,755.6	$ 2,666.7
Operating costs and expenses:			
Cost of goods sold	6,429.9	3,412.9	2,394.1
Operating expenses	320.9	229.5	219.0
Impairment of goodwill	2.2	—	7.0
Insurance proceeds — business interruption	—	(12.8)	(64.1)
Property damage proceeds, net	—	(4.0)	(40.3)
General and administrative expenses	81.4	59.0	64.3
Depreciation and amortization	74.1	61.1	52.4
Loss on sale of assets	3.6	0.7	2.9
Total operating costs and expenses	6,912.1	3,746.4	2,635.3
Operating income	286.1	9.2	31.4
Interest expense	51.2	34.1	25.5
Interest income	—	—	(0.1)
(Gain) loss on investment in Lion Oil	(12.9)	60.0	—
Other expenses, net	—	—	0.6
Total non-operating expenses, net	38.3	94.1	26.0
Income (loss) from continuing operations before income taxes	247.8	(84.9)	5.4
Income tax expense (benefit)	84.7	(5.0)	3.1
Income (loss) from continuing operations	163.1	(79.9)	2.3
Loss from discontinued operations, net of tax	—	—	(1.6)
Net income (loss)	163.1	(79.9)	0.7
Net income attributed to non-controlling interest	4.8	—	—
Net income (loss) attributable to Delek	$ 158.3	$ (79.9)	$ 0.7
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 2.80	$ (1.47)	$ 0.04
Loss from discontinued operations	—	—	(0.03)
Basic earnings (loss) per share	$ 2.80	$ (1.47)	$ 0.01
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ 2.78	$ (1.47)	$ 0.04
Loss from discontinued operations	—	—	(0.03)
Diluted earnings (loss) per share	$ 2.78	$ (1.47)	$ 0.01
Weighted average common shares outstanding:			
Basic	56,543,977	54,264,763	53,693,258
Diluted	57,026,864	54,264,763	54,484,969
Dividends declared per common share outstanding	$ 0.33	$ 0.15	$ 0.15

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock						
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Non-Controlling Interest in Subsidiaries	Total Stockholders' Equity
	(In millions, except share and per share data)						
Balance at December 31, 2008	53,682,070	0.5	277.8	(0.6)	256.1	—	533.8
Comprehensive income, net of tax:							
Net income	—	—	—	—	0.7	—	0.7
Unrealized gain on cash flow hedges, net of deferred income tax expense of $0.3 million	—	—	—	0.6	—	—	0.6
Comprehensive income	—	—	—	0.6	0.7	—	1.3
Common stock dividends ($0.15 per share)	—	—	—	—	(8.1)	—	(8.1)
Stock-based compensation expense	—	—	4.0	—	—	—	4.0
Exercise of stock-based awards	18,500	—	—	—	—	—	—
Balance at December 31, 2009	53,700,570	0.5	281.8	—	248.7	—	531.0
Net Loss	—	—	—	—	(79.9)	—	(79.9)
Common stock dividends ($0.15 per share)	—	—	—	—	(8.4)	—	(8.4)
Stock-based compensation expense	—	—	3.1	—	—	—	3.1
Net settlement of share appreciation rights	638,909	—	2.6	—	(5.1)	—	(2.5)
Exercise of stock-based awards	63,729	—	—	—	—	—	—
Balance at December 31, 2010	54,403,208	0.5	287.5	—	155.3	—	443.3
Comprehensive income, net of tax:							
Net income	—	—	—	—	158.3	4.8	163.1
Unrealized gain on cash flow hedges, net of deferred income tax expense of $0.9 million	—	—	—	1.8	—	—	1.8
Comprehensive income	—	—	—	1.8	158.3	4.8	164.9
Common stock dividends ($0.33 per share)	—	—	—	—	(19.5)	—	(19.5)
Stock-based compensation expense	—	—	2.7	—	—	—	2.7
Non-controlling interests in subsidiaries	—	—	—	—	—	25.6	25.6
Acquisition of non-controlling interest in Lion Oil	—	—	17.2	—	—	(30.2)	(13.0)
Income tax benefit of stock-based compensation expense	—	—	2.7	—	—	—	2.7
Stock issued in connection with the Lion Acquisition	3,292,844	0.1	44.2	—	—	—	44.3
Exercise of stock-based awards	340,375	—	2.6	—	—	—	2.6
Balance at December 31, 2011	58,036,427	0.6	356.9	1.8	294.1	0.2	653.6

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
	(In millions, except per share data)		
Cash flows from operating activities:			
Net income (loss)	$ 163.1	$ (79.9)	$ 0.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74.1	61.1	52.4
Amortization of deferred financing costs	5.4	7.1	6.4
Accretion of asset retirement obligations	0.6	0.5	0.4
Deferred income taxes	57.7	(4.6)	39.8
Impairment of goodwill	2.2	—	7.0
(Gain) loss on investment in Lion Oil	(12.9)	60.0	—
Loss on sale of investments	—	—	0.6
Loss on sale of assets	3.6	0.7	2.9
Loss on sale of assets held for sale	—	—	1.1
Gain on involuntary conversion of assets	—	(4.0)	(40.3)
Stock-based compensation expense	2.7	3.1	4.0
Income tax benefit of stock-based compensation	(2.7)	—	—
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	(157.1)	(28.0)	(31.3)
Inventories and other current assets	(166.9)	20.9	(46.9)
Accounts payable and other current liabilities	65.3	38.9	137.2
Obligation under Supply and Offtake Agreement, net	96.9	—	—
Non-current assets and liabilities, net	(1.9)	(4.8)	3.8
Net cash provided by operating activities	130.1	71.0	137.8
Cash flows from investing activities:			
Sales of short-term investments	—	—	5.0
Business combinations	(105.2)	—	—
Purchase of remaining non-controlling interest in Lion Oil	(13.0)	—	—
Purchases of property, plant and equipment	(81.0)	(56.8)	(170.0)
Expenditures to rebuild refinery	—	(0.2)	(11.6)
Property damage insurance proceeds	—	4.2	51.9
Proceeds from sales of convenience store assets	3.5	8.3	12.5
Proceeds from sale of assets held for sale	—	—	9.3
Net cash used in investing activities	(195.7)	(44.5)	(102.9)
Cash flows from financing activities:			
Proceeds from long-term revolvers	620.1	815.1	554.9
Payments on long-term revolvers	(663.3)	(739.0)	(521.1)
Proceeds from term debt	102.3	100.0	—
Payments on term debt and capital lease obligations	(19.8)	(176.4)	(67.7)
Proceeds from note payable to related party	40.0	—	65.0
Payments of note payable to related party	(17.5)	(21.0)	—
Proceeds from exercise of stock options	2.6	—	—
Proceeds from inventory financing agreement	201.7	—	—
Proceeds from non-controlling interests in subsidiaries	0.2	—	—
Taxes paid in connection with settlement of share purchase rights	—	(2.5)	—
Income tax benefit of stock-based compensation	2.7	—	—
Dividends paid	(19.5)	(8.4)	(8.1)
Deferred financing costs paid	(7.1)	(13.6)	(4.8)
Net cash provided by (used in) financing activities	242.4	(45.8)	18.2
Net increase (decrease) in cash and cash equivalents	176.8	(19.3)	53.1
Cash and cash equivalents at the beginning of the period	49.1	68.4	15.3
Cash and cash equivalents at the end of the period	$ 225.9	$ 49.1	$ 68.4

	Year Ended December 31,		
	2011	2010	2009
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of capitalized interest of a nominal amount in 2011 and $0.3 million and $1.4 million in 2010 and 2009, respectively.	$ 43.9	$ 25.1	$ 19.1
Income taxes	$ 54.6	$ 1.6	$ 1.7
Non-cash financing activities:			
Stock issued in connection with the Lion Acquisition	$ 44.3	$ —	$ —

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Notes to Consolidated Financial Statements

1. General

Delek US Holdings, Inc. ("Delek", "we", "our" or "us") is the sole stockholder of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance"), Delek Marketing & Supply, Inc. ("Marketing"), Lion Oil Company ("Lion Oil") and Paline Pipeline Company, LLC ("Paline") (collectively, the "Subsidiaries"). See "Glossary of Terms" included in Item 1, Business, of this Annual Report on Form 10-K for definitions of certain business and industry terms used herein.

Delek is listed on the New York Stock Exchange under the symbol DK. As of December 31, 2011, approximately 68.5% of our outstanding shares were beneficially owned by Delek Group Ltd. ("Delek Group") located in Natanya, Israel.

2. Accounting Policies

Basis of Presentation

Our consolidated financial statements include the accounts of Delek and its wholly-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Delek is a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Management views operating results in primarily three segments: refining, marketing and retail. The refining segment operates high conversion, independent refineries in Tyler, Texas and El Dorado, Arkansas. The marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operating terminals. The retail segment markets gasoline, diesel and other refined petroleum products, and convenience merchandise through a network of 377 company-operated retail fuel and convenience stores. Segment reporting is more fully discussed in Note 13.

Discontinued Operations

In December 2008, we met the requirements under the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment* ("ASC 360") to classify our retail segment's Virginia division ("Virginia stores") as a group of assets held for sale. The fair value assessment of these assets, performed in the fourth quarter of 2008, did not result in an impairment. We ceased depreciation of these assets. In December 2008, we sold 12 of the 36 stores in this division. During 2009, we sold an additional 15 stores and in December 2009, the remaining nine stores were reclassified back into normal operations. The assets of these nine stores required a depreciation catch up in December 2009. We continued to operate these stores in 2011.

Cash and Cash Equivalents

Delek maintains cash and cash equivalents in accounts with large, national financial institutions and retains nominal amounts of cash at the convenience store locations as petty cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2011 and 2010, these cash equivalents consisted primarily of overnight investments in U.S. Government obligations, bank repurchase obligations collateralized by U.S. Government obligations and bank money market accounts.

Accounts Receivable

Accounts receivable primarily consists of receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. Delek recorded an allowance for doubtful accounts related to trade receivables of less than $0.1 million as of both December 31, 2011 and 2010, respectively.

One customer in the refining segment accounted for 21.4% of our consolidated accounts receivable during the year ended December 31, 2011. No customers accounted for more than 10% of consolidated accounts receivable as of December 31, 2010 or 2009. No customers accounted for more than 10% of consolidated net sales for the years ended December 31, 2011, 2010 or 2009.

Inventory

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Inventory cost at the Tyler Refinery is determined under the last-in, first-out ("LIFO") valuation method. Cost of crude oil, refined product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Inventory costs at the El Dorado refinery are stated at the lower of cost or market on a first-in, first-out ("FIFO") basis.

Marketing inventory consists of refined products which are stated at the lower of cost or market on a FIFO basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

One vendor in the refining segment and a second vendor used by both the refining and retail segments accounted for a total of 34.7% of our consolidated inventory purchases during the year ended December 31, 2011. On a consolidated basis, there were no vendors that accounted for more than 10% of our inventory purchases during the years ended December 31, 2010 or 2009. Delek believes that sources of inventory are available from suppliers other than from its current vendors; however, the cost structure of such purchases may be different.

Property, Plant and Equipment

Assets acquired by Delek in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in ASC 805, *Business Combinations* ("ASC 805"). Other acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Delek owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management's estimated useful lives of the assets or the remaining lease term.

Depreciation is computed using the straight-line method over management's estimated useful lives of the related assets, which are as follows:

	Years
Automobiles	3-5
Computer equipment and software	3-10
Refinery turnaround costs	4-5
Furniture and fixtures	5-15
Retail store equipment	7-15
Asset retirement obligation assets	15-50
Refinery machinery and equipment	5-40
Retail, including store equipment and other site improvements	8-30
Building and building improvements	15-40

Other Intangible Assets

Delek has intangible assets consisting of long-term supply contracts, non-compete agreements, trademarks, capacity contracts and rights of way. We amortize the definite-lived intangible assets on a straight-line bases over the estimated useful live of three to 11.5 years. The amortization expense is included in depreciation and amortization on the accompanying consolidated statements of operations.

Property, Plant and Equipment and Other Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360 and ASC 350, *Intangibles - Goodwill and Other* ("ASC 350"), Delek evaluates the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, Delek assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores identified for closing are written down to their estimated net realizable value at the time such stores are closed. Delek analyzes regional market, division and store operations for changes in market demographics, competition, economic conditions and other factors, including the variability of cash flow. As a result, we identified and recorded impairment charges of $1.7 million, $1.8 million and $0.4 million for closed stores in 2011, 2010 and 2009, respectively. Similar changes may occur in the future that will require us to record an impairment charge.

Minority Investment

The minority investment in the equity shares of Lion Oil, were carried as a cost-method investment which required that we review for any diminishment of fair value in the instance when there are indicators that a possible impairment has occurred. This evaluation resulted in the recognition of a $60.0 million non-cash impairment of our minority investment in the fourth quarter of 2010. In 2011, we acquired the remaining equity interest in Lion Oil and currently report Lion Oil as part of our consolidated group and recognized gains of $12.9 million as a result of remeasuring the cost basis interest in Lion Oil at its fair value as of the acquisition date. See Note 4 for discussion of the Lion Acquisition.

Capitalized Interest

Delek capitalizes interest on capital projects associated with the refining segment and with the construction related to the new "prototype" stores being built in the retail segment. For the years ended December 31, 2011, 2010 and 2009, interest of a nominal amount, $0.3 million and $1.3 million, respectively, was capitalized relating to these projects.

Refinery Turnaround Costs

Refinery turnaround costs are incurred in connection with planned shutdowns and inspections of the Tyler and El Dorado refineries' major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred, classified as property, plant and equipment and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters.

Goodwill and Potential Impairment

Goodwill in an acquisition represents the excess of the aggregate purchase price over the fair value of the identifiable net assets. Delek's goodwill, all of which was acquired in various purchase business combinations, is recorded at original fair value and is not amortized. Goodwill is subject to annual assessment to determine if an impairment of value has occurred and Delek performs this review annually in the fourth quarter. We could also be required to evaluate our goodwill if, prior to our annual assessment, we experience disruptions in our business, have unexpected significant declines in operating results, or sustain a permanent market capitalization decline. If a reporting unit's carrying amount exceeds its fair value, the impairment assessment leads to the testing of the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value is less than the carrying amount, a goodwill impairment charge is recorded. Our annual impairment assessment of goodwill resulted in $2.2 million and $7.0 million non-cash goodwill impairment charges to our retail segment during the years ended December 31, 2011 and 2009, respectively. Our annual assessment of goodwill did not result in impairment during the year ended December 31, 2010.

Derivatives

Delek records all derivative financial instruments, including interest rate swap and cap agreements, fuel-related derivatives, over the counter ("OTC") future swaps and forward contracts at estimated fair value in accordance with the provisions of ASC 815, *Derivatives and Hedging* ("ASC 815"). Changes in the fair value of the derivative instruments are recognized in operations, unless we elect to apply the hedging treatment permitted under the provisions of ASC 815 allowing such changes to be classified as other comprehensive income. We validate the fair value of all derivative financial instruments on a monthly basis, utilizing valuations from third party financial and brokerage institutions. On a regular basis, Delek enters into commodity contracts with counterparties for crude oil and various finished products. These contracts usually qualify for the normal purchase / normal sale exemption under the standard and, as such, are not measured at fair value.

Delek's policy under the guidance of ASC 815-10-45, *Derivatives and Hedging - Other Presentation Matters* ("ASC 815-10-45"), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of ASC 825, *Financial Instruments* ("ASC 825").

Delek applies the provisions of ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820") in its presentation and disclosures regarding fair value, which pertain to certain financial assets and liabilities measured at fair value in the statement of position on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. See Note 14 for further discussion.

Delek also applies the provisions of ASC 825 as it pertains to the fair value option. This standard permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. As of December 31, 2011 or 2010, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other standards.

Self-Insurance Reserves

Delek is primarily self-insured for employee medical, workers' compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

Vendor Discounts and Deferred Revenue

Delek receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as, quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with ASC 605-50, *Revenue Recognition - Customer Payments and Incentives,* we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory over the period the products are received, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.

Delek also receives advance payments from certain vendors relating to non-inventory agreements. These amounts are recorded as deferred revenue and are subsequently recognized as a reduction of cost of goods sold as earned.

Environmental Expenditures

It is Delek's policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations, typically considering estimated activities and costs for the next 15 years, unless a specific longer range estimate is practicable. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that are dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Asset Retirement Obligations

Delek recognizes liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. In the retail segment, these obligations relate to the net present value of estimated costs to remove underground storage tanks at owned and leased retail sites which are legally required under the applicable leases. The asset retirement obligation for storage tank removal on leased retail sites is being accreted over the expected life of the owned retail site or the average retail site lease term. In the refining segment, these obligations relate to the required disposal of waste in certain storage tanks, asbestos abatement at an identified location and other estimated costs that would be legally required upon final closure of the Tyler and El Dorado refineries. In the marketing segment, these obligations related to the required cleanout of the pipeline and terminal tanks, and removal of certain above-grade portions of the pipeline situated on right-of-way property.

The reconciliation of the beginning and ending carrying amounts of asset retirement obligations as of December 31, 2011 and 2010 is as follows (in millions):

	December 31,	
	2011	2010
Beginning balance	$ 7.3	$ 7.0
Liabilities acquired	0.5	—
Liabilities settled	(0.5)	(0.2)
Accretion expense	0.6	0.5
Ending balance	$ 7.9	$ 7.3

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation.

Revenue Recognition

Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.

Delek derives service revenue from the sale of lottery tickets, money orders, car washes and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of ASC 605-45, *Revenue Recognition - Principal Agent Considerations* ("ASC 605-45"). We record service revenue and related costs at gross amounts when Delek is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. When Delek is not the primary obligor and does not possess other indicators of gross reporting as discussed previously, we record net service revenue.

Cost of Goods Sold and Operating Expenses

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores. For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler and El Dorado refineries. For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, terminaling expense at third-party locations and pipeline maintenance costs.

Sales, Use and Excise Taxes

Delek's policy is to exclude sales, use and excise taxes from revenue when we are an agent of the taxing authority, in accordance with ASC 605-45.

Deferred Financing Costs

Deferred financing costs represent expenses related to issuing our long-term debt and obtaining our lines of credit. These amounts are amortized ratably over the remaining term of the respective financing and are included in interest expense. See Note 11 for further information.

Advertising Costs

Delek expenses advertising costs as the advertising space is utilized. Advertising expense for the years ended December 31, 2011, 2010 and 2009 was $3.1 million, $2.9 million and $3.5 million, respectively.

Operating Leases

Delek leases land and buildings under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. Some of these lease arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.

In accordance with ASC 840-20, *Leases - Operating Leases*, for all leases that include fixed rental rate increases, Delek calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, *Income Taxes* ("ASC 740"). This statement generally requires Delek to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities.

ASC 740 also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Finally, ASC 740 requires an annual tabular roll-forward of unrecognized tax benefits.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted average common shares outstanding. The common shares used to compute Delek's basic and diluted earnings per share are as follows:

	Year Ended December 31,		
	2011	**2010**	**2009**
Weighted average common shares outstanding	56,543,977	54,264,763	53,693,258
Dilutive effect of equity instruments	482,887	—	791,711
Weighted average common shares outstanding, assuming dilution	57,026,864	54,264,763	54,484,969

Outstanding equity awards totaling 2,752,514, 3,797,558 and 3,419,922 common share equivalents were excluded from the diluted earnings per share calculation for the years ended December 31, 2011, 2010 and 2009, respectively. These share equivalents did not have a dilutive effect under the treasury stock method. Outstanding stock options totaling 16,826 were also excluded from the diluted earnings per share calculation for the year ended December 31, 2010. These stock options were anti-dilutive due to the net loss for the period.

Stock-Based Compensation

ASC 718, *Compensation - Stock Compensation* ("ASC 718"), requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards. Delek uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock option and stock appreciation right (SAR) awards, with the exception of the SARs granted to certain executive employees, which are valued under the Monte-Carlo simulation model.

Restricted stock units ("RSUs") are measured based on the fair market value of the underlying stock on the date of grant. Vested RSUs are not issued until the minimum statutory withholding requirements have been remitted to us for payment to the taxing authority. As a result, the actual number of shares accounted for as issued may be less than the number of RSUs vested, due to any withholding amounts which have not been remitted.

We generally recognize compensation expense related to stock-based awards with graded or cliff vesting on a straight-line basis over the vesting period. It is our practice to issue new shares when stock-based compensation is exercised.

Comprehensive Income

For the years ended December 31, 2011 and 2009, comprehensive income includes net income and changes in the fair value of derivative instruments designated as cash flow hedges. Comprehensive income for the year ended December 31, 2010 was equivalent to net income (in millions).

	Year Ended December 31,		
	2011	**2010**	**2009**
Net income (loss) attributable to Delek	$ 158.3	$ (79.9)	$ 0.7
Other comprehensive income:			
Net unrealized gain on derivative instruments, net of tax expense of $0.9 million and $0.3 million for the years ended December 31, 2011 and 2009, respectively	1.8	—	0.6
Comprehensive income (loss)	$ 160.1	$ (79.9)	$ 1.3

New Accounting Pronouncements

In December 2011, the FASB issued guidance requiring the disclosure of information about offsetting and related arrangements to enable users of financial statements to understand the effect of these arrangements on financial position. The guidance requires the disclosure of both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective for interim and annual reporting periods beginning on January 1, 2013. The adoption of this guidance will not affect our business, financial position or results of operations, but may result in additional disclosures.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. This guidance eliminates the option to present the components of other comprehensive income ("OCI") as part of the statement of stockholders' equity. Instead, OCI must be reported in either a single, continuous statement of comprehensive income, which contains two sections, net income and OCI, or in two separate but consecutive statements. In both cases, the entity is required to present reclassification adjustments on the face of the financial statements for items that are reclassified from OCI to net income in the statement where those components are presented. This guidance does not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income. Originally, this standard is effective for interim and annual reporting periods beginning after December 15, 2011. However, in October 2011, the FASB announced that it would defer the effective date of the requirement to present reclassifications from OCI to net income on the face of the financial statements. This announcement did not change the requirement to present net income, components of OCI and total comprehensive income in either one continuous or two consecutive statements. The adoption of this guidance will not have affect our business, financial position or results of operations, but will result in changes to our financial statement presentation.

3. Explosion and Fire at the Tyler, Texas Refinery

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Two of our employees died as a result of the event and other individuals have claimed injuries. The event caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in an immediate suspension of our refining operations. The Tyler refinery was subject to a gradual, monitored restart in May 2009, culminating in a full resumption of operations on May 18, 2009. We settled all outstanding property damage and business interruption insurance claims related to the explosion and fire in the second quarter 2010.

4. Acquisitions

Lion Oil Acquisition

In 2007, Delek acquired approximately 34.6% of the issued and outstanding shares of common stock of Lion Oil. In April 2011, Delek acquired an additional 53.7% of the Lion Oil from Ergon, Inc. ("Ergon") (the "Lion Acquisition"), bringing Delek's interest in Lion Oil to 88.3%. On October 7, 2011, we acquired the remaining 11.7% minority equity interests in Lion Oil held by a consortium of private investors for approximately $13.0 million, funded through existing cash on hand. Upon closing of the transaction, we increased our total equity ownership in Lion Oil from 88.3% to 100%.

Lion Oil owns the following assets: an 80,000 bpd refinery located in El Dorado, Arkansas; the 80-mile Magnolia crude oil transportation system that runs between Shreveport, Louisiana and the Magnolia crude terminal; the 28-mile El Dorado crude oil transportation system that runs from the Magnolia terminal to the El Dorado refinery, as well as two associated product pipelines; a crude oil gathering system with approximately 600 miles of operating pipeline; and light product distribution terminals located in Memphis and Nashville, Tennessee. The distribution terminals located in Tennessee supply products to some of Delek's convenience stores in the Memphis and Nashville markets.

Upon acquiring a majority equity ownership position in Lion Oil in April 2011, Delek assumed operational management of the El Dorado refinery and its related assets. Delek now reports Lion Oil as part of its consolidated group. Transaction costs associated with the Lion Acquisition were $5.5 million during the year ended December 31, 2011 and were recognized in general and administrative expenses in the accompanying condensed consolidated statements of operations.

As of December 31, 2010, Delek carried its investment in Lion Oil at $71.6 million, using the cost method of accounting. During the year ended December 31, 2011, we recognized gains of $12.9 million, respectively, as a result of remeasuring the 34.6% cost basis interest in Lion Oil at its fair value as of the Lion Acquisition date in accordance with ASC 805, *Business Combinations*. This remeasurement was derived from the consideration transferred in the Lion Acquisition. This gain was recognized in the consolidated statements of operations. The acquisition-date fair value of the previous cost basis interest was $84.5 million and is included in the measurement of the consideration transferred.

The components of the consideration transferred were as follows:

Cash paid to Ergon		$ 80.2
Delek restricted common stock issued to Ergon	3,292,844	
Average price per share of Delek stock on April 29, 2011	$ 13.45	
Total value of common stock consideration		44.3
Contingent consideration		6.7
Fair value of Delek investment prior to the Lion Acquisition		84.5
		$ 215.7

The allocation of the purchase price was based upon a preliminary valuation. During 2011, we adjusted certain of the acquisition-date fair values previously disclosed, based primarily on additional information regarding contingent consideration and the finalization of working capital amounts, obtained subsequent to the acquisition. The fair value of the contingent consideration is based on certain payments due to Ergon related to future sales of the asphalt produced at the El Dorado refinery. The liability for these payments is recorded in accrued expenses and other current liabilities and other non-current liabilities in the consolidated balance sheets.

The allocation of the aggregate purchase price of Lion Oil as of December 31, 2011 is summarized as follows (in millions):

Inventory	$ 227.3
Accounts receivable and other current assets	16.9
Property, plant and equipment	315.3
Intangible assets	11.3
Other non-current assets	15.5
Accounts payable and other current liabilities	(272.4)
Long-term note to Ergon	(50.0)
Asset retirement obligations and environmental liabilities	(9.9)
Other liabilities	(12.9)
	241.1
Fair value of non-controlling interest in Lion Oil	(25.4)
Net fair value of equity acquired	$ 215.7

Certain liabilities recorded in the Lion Acquisition relate to accruals for possible loss contingencies associated with two lawsuits pending at the time of the acquisition. We reached an agreement to settle one of these in the third quarter of 2011; the other is discussed more fully in Note 17.

Delek began consolidating Lion Oil's results of operations on April 29, 2011. Lion Oil contributed $2,089.8 million to net sales for the period from April 29, 2011 through December 31, 2011. Lion Oil contributed net income of $19.3 million (net of income attributed to non-controlling interest of $4.8 million) for the for period from April 29, 2011 through December 31, 2011. Below are the pro forma consolidated results of operations of Delek for the year ended December 31, 2011 and 2010, as if the Lion Acquisition had occurred on January 1, 2010 (amounts in millions, except per share information):

	Year Ended December 31,	
	2011	2010
Net sales	$ 7,545.0	$ 6,248.9
Net income	164.1	(57.7)
Net income (loss) attributed to non-controlling interest	6.6	3.1
Net income attributable to Delek	$ 157.5	$ (60.8)
Basic earnings per share	$ 2.63	$ (1.06)
Diluted earnings per share	$ 2.61	$ (1.06)

Product purchased from Lion Oil by the retail segment prior to the Lion Acquisition totaled $4.3 million, $15.4 million and $9.8 million during the years ended December 31, 2011, 2010 and 2009, respectively. Also prior to the Lion Acquisition, the refining segment sold $3.6 million, $1.5 million and $2.5 million, respectively, of intermediate products to the El Dorado refinery during the years ended December 31, 2011, 2010 and 2009. These product purchases and sales were made at market values. All product purchases and sales subsequent to the Lion Acquisition have been eliminated in consolidation.

Paline Acquisition

On December 19, 2011, Delek acquired all of the membership interests of Paline from Ergon Terminaling, Inc ("Ergon Terminaling"). Paline owns and operates a 10-inch, 185-mile pipeline system. The Paline Pipeline System is a crude line that runs between Nederland, Texas and Longview, Texas. Under the prior owner, Paline had been used to transport Gulf Coast and offshore crudes north into Longview; however, we are nearly finished with a project that will reverse the flow of crude on Paline. Delek acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a 3-year, $25.0 million note initially payable to Ergon Terminaling and subsequently assigned to Ergon.

The allocation of the purchase price was based upon a preliminary valuation. Our estimates and assumptions are subject to change during the purchase price allocation period. The primary areas of the purchase price allocation that are not yet finalized relate to property, plant and equipment values, the valuation of intangible assets acquired, and income taxes.

The preliminary allocation of the aggregate purchase price of Paline as of December 31, 2011 is summarized as follows (in millions):

Other current assets	$	0.6
Property, plant and equipment		55.3
Intangible assets		1.6
Accounts payable and other current liabilities		(2.5)
Other liabilities		(5.0)
		50.0

5. Dispositions and Assets Held for Sale

Virginia Stores

In December 2008, the retail segment's Virginia division met the requirements as enumerated in ASC 360, that require the separate reporting of assets held for sale. Management committed to plan to sell the retail segment's Virginia stores and proceeded with efforts to locate buyers; however, until we obtained the necessary amendments to our credit agreements, we were encumbered from that action. At the time the credit agreement limitations were lifted, in December 2008, we had contracts to sell 28 of the 36 Virginia properties. As of December 31, 2008, we closed on 12 of the properties. We sold an additional 15 of these stores during the year ended December 31, 2009. In December 2009, the remaining nine Virginia stores were reclassified back into normal operations. We received proceeds from these sales, net of expenses, of $9.3 million and $9.8 million, respectively, recognizing net (losses) gains on the sales of $(1.1) million and $0.4 million, respectively, during the years ended December 31, 2009 and 2008. In addition to the real properties sold, we sold $0.9 million and $1.0 million, respectively, in inventory, at cost, to the buyers during the years ended December 31, 2009 and 2008.

The carrying amounts of the Virginia store assets sold during the year ended December 31, 2009 are as follows (in millions):

	For the Year Ended December 31, 2009	
Inventory	$	0.9
Property, plant & equipment, net of accumulated depreciation of $4.0 million		10.4
	$	11.3

There were no assets held for sale as of December 31, 2011 or 2010.

Once the Virginia stores were identified as assets held for sale, the operations associated with these properties qualified for reporting as discontinued operations under ASC 360. Accordingly, the operating results, net of tax, from discontinued operations are presented separately in Delek's Consolidated Statement of Operations and the Notes to the consolidated financial statements have been adjusted to exclude the discontinued operations. The amounts eliminated from continuing operations did not include allocations of corporate expenses included in the selling, general and administrative expenses caption in the Consolidated Statement of Operations, nor the income tax benefits from such expenses. The remaining nine Virginia stores that were reclassified into normal operations required a depreciation catch up in December 2009. Components of amounts reflected in income from discontinued operations for the year ended December 31, 2009 are as follows (in millions):

	For the Year Ended December 31, 2009	
Net sales	$	6.4
Operating costs and expenses		(8.0)
Loss on sale of assets held for sale		(1.1)
Loss from discontinued operations before taxes		(2.7)
Income tax benefit		(1.1)
Loss from discontinued operations, net of income taxes	$	(1.6)

6. Inventory

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Cost of inventory for the Tyler refinery is determined under the LIFO valuation method. Cost of crude oil, refined product and feedstock inventories in excess of market value are charged to cost of goods sold. Cost of inventory for the El Dorado refinery is determined on a FIFO basis.

Marketing inventory consists of refined products which are stated at the lower of cost or market on a FIFO basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Carrying value of inventories consisted of the following (in millions):

	December 31, 2011		December 31, 2010	
Refinery raw materials and supplies	$	177.9	$	29.5
Refinery work in process		63.4		31.5
Refinery finished goods		202.8		18.9
Retail fuel		18.8		20.2
Retail merchandise		26.2		28.3
Marketing refined products		18.9		8.3
Total inventories	$	508.0	$	136.7

At December 31, 2011 and December 31, 2010, the excess of replacement cost (FIFO) over the carrying value (LIFO) of the Tyler refinery inventories was $45.2 million and $36.6 million, respectively. There were reductions of $5.9 million, $0.8 million and $2.5 million to costs of goods sold during the years ended December 31, 2011, 2010 and 2009, respectively, as a result of the liquidation of LIFO inventories.

7. Crude Oil Supply and Inventory Purchase Agreement

Delek entered into a Master Supply and Offtake Agreement ("Supply and Offtake Agreement") with J. Aron & Company ("J. Aron") at the closing of the Lion Acquisition. Pursuant to the Supply and Offtake Agreement, J. Aron purchased a majority of the crude oil and refined products in Lion Oil's inventory at market prices. Throughout the term of the Supply and Offtake Agreement, which expires on April 29, 2014, Lion Oil and J. Aron will identify mutually acceptable contracts for the purchase of crude oil from third parties and J. Aron will supply up to 100,000 bpd of crude to the El Dorado refinery. Crude oil supplied to the El Dorado refinery by J. Aron will be purchased daily at an estimated average monthly market price by Lion Oil. J. Aron will also purchase all refined product from the El Dorado refinery at an estimated market price daily, as they are produced. These daily purchases and sales are trued-up on a monthly basis in order to reflect actual average monthly prices. We have recorded a receivable of $29.1 million as of December 31, 2011 related to this monthly settlement. Also pursuant to the Supply and Offtake Agreement and other related agreements, Lion Oil will endeavor to arrange potential sales by either Lion Oil or J. Aron to third parties of the products produced at the El Dorado refinery. In instances where Lion Oil is the seller to such third parties, J. Aron will first transfer the applicable products to Lion Oil.

Upon any termination of the Supply and Offtake Agreement, including in connection with a force majeure, the parties are required to negotiate with third parties for the assignment to us of certain contracts, commitments and arrangements including procurement contracts, commitments for the sale of product, and pipeline, terminalling, storage and shipping arrangements. While title of the inventories resides with J. Aron, this arrangement is accounted for as a financing. Delek incurred fees of $5.6 million during the year ended December 31, 2011, which are included as a component of interest expense in the statement of operations.

Upon the expiration of the Supply and Offtake Agreement on April 29, 2014 or upon any earlier termination, Delek will be required to repurchase the consigned crude oil and refined products from J. Aron at then market prices. At December 31, 2011, Delek had 3.0 million barrels of inventory consigned to J. Aron and we have recorded a liability associated with this consigned inventory of $298.8 million.

Each month, J. Aron sets target inventory levels for each product subject to pre-agreed minimum and maximum inventory levels for each product group. At December 31, 2011, we recorded a current receivable of $0.2 million for forward commitments related to the month end actual consignment inventory levels differing from the month end consignment inventory target levels and the associated pricing with these inventory level differences.

8. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following (in millions):

	December 31, 2011	December 31, 2010
Land	$ 72.9	$ 72.8
Building and building improvements	200.8	178.4
Refinery machinery, marketing equipment and pipelines	781.5	412.7
Retail, including store equipment and other site improvements	129.4	115.1
Refinery turnaround costs	48.1	47.7
Other equipment	35.2	22.1
Construction in progress	49.4	37.9
	1,317.3	886.7
Less: accumulated depreciation	(263.5)	(206.6)
	$ 1,053.8	$ 680.1

Property, plant and equipment, accumulated depreciation and depreciation expense by reporting segment as of and for the years ended December 31, 2011 and 2010 are as follows (in millions):

	As of and For the Year Ended December 31, 2011				
	Refining	Marketing	Retail	Corporate, Other and Eliminations	Consolidated
Property, plant and equipment	$ 815.1	$ 91.7	$ 402.6	$ 7.9	$ 1,317.3
Less: Accumulated depreciation	(117.4)	(9.4)	(136.3)	(0.4)	(263.5)
Property, plant and equipment, net	$ 697.7	$ 82.3	$ 266.3	$ 7.5	$ 1,053.8
Depreciation expense	$ 43.4	$ 1.8	$ 25.5	$ 0.1	$ 70.8

	As of and For the Year Ended December 31, 2010				
	Refining	Marketing	Retail	Corporate, Other and Eliminations	Consolidated
Property, plant and equipment	$ 460.4	$ 35.5	$ 388.6	$ 2.2	$ 886.7
Less: Accumulated depreciation	(73.9)	(7.5)	(124.9)	(0.3)	(206.6)
Property, plant and equipment, net	$ 386.5	$ 28.0	$ 263.7	$ 1.9	$ 680.1
Depreciation expense	$ 33.6	$ 1.7	$ 24.3	$ 0.1	$ 59.7

9. Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. Goodwill acquired in a purchase business combination is recorded at fair value and is not amortized. Delek's goodwill relates to its retail and marketing segments only. Additionally, Delek recognized impairment to certain goodwill carried in the retail segment in 2011 and 2009. As of December 31, 2011, our accumulated impairment losses were $20.4 million, all of which related to our retail segment.

Delek performs an annual assessment of whether goodwill retains its value. This assessment is done more frequently if indicators of potential impairment exist. We performed our annual goodwill impairment review in the fourth quarter of 2011, 2010 and 2009. In performing these reviews we determined reporting units at a level below segment for our retail segment and in our marketing segment our review was done at the original west Texas Operations level of the segment. We performed a discounted cash flows test to test for value of each of our reporting units. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. In 2011 and 2009, this review resulted in the need to determine the impairment of goodwill in one of the reporting units of the retail segment. We estimated the fair value of the assets and liabilities attributable to reporting units and this work resulted in impairments of goodwill, and therefore, non-cash charges of $2.2 million and $7.0 million were recorded in the accompanying consolidated statements of operations during the years ended December 31, 2011 and 2009, respectively. In 2010, the annual impairment review resulted in the determination that no impairment of goodwill had occurred.

A summary of our goodwill accounts in our retail and marketing segments are as follows (in millions):

	Retail	Marketing	Total
Balance, December 31, 2008	$ 71.4	$ 7.5	$ 78.9
Goodwill impairment	(7.0)	—	(7.0)
Balance, December 31, 2009	64.4	7.5	71.9
Goodwill impairment	—	—	—
Balance, December 31, 2010	64.4	7.5	71.9
Goodwill impairment	(2.2)	—	(2.2)
Balance, December 31, 2011	$ 62.2	$ 7.5	$ 69.7

10. Other Intangible Assets

A summary of our identifiable intangible assets are are as follows (in millions):

As of December 31, 2011	Useful Life	Gross	Accumulated Amortization	Net
Intangible Assets subject to amortization:				
Supply contracts	11.5 years	12.2	(5.7)	6.5
Trademarks	4 years	0.7	(0.7)	—
Non-compete Agreements	3-10 years	1.3	(1.1)	0.2
Capacity contract	3 years	9.3	(2.1)	7.2
Intangible assets not subject to amortization:				
Rights-of-Way	Indefinite	3.6	—	3.6
Total		27.1	(9.6)	17.5

As of December 31, 2010	Useful Life	Gross	Accumulated Amortization	Net
Intangible Assets subject to amortization:				
Supply contracts	11.5 years	12.2	(4.7)	7.5
Trademarks	4 years	0.7	(0.6)	0.1
Non-compete Agreements	3-10 years	1.3	(1.0)	0.3
Total		14.2	(6.3)	7.9

Amortization of intangible assets was $3.3 million, $1.4 million and $1.3 million during the years ended December 31, 2011, 2010 and 2009 and is included in depreciation and amortization on the accompanying consolidated statements of operations. Amortization expense is estimated to be $4.3 million, $4.2 million, $2.1 million, $1.1 million and $1.1 million, for the years ended 2012 through 2016, respectively.

11. Long-Term Obligations and Short-Term Note Payable

Outstanding borrowings under Delek's existing debt instruments and capital lease obligations are as follows (in millions):

	December 31, 2011	December 31, 2010
MAPCO Revolver	$ 77.5	$ 122.1
Fifth Third Revolver	30.3	29.0
Promissory notes	228.6	144.0
Term loan facility	95.5	—
Capital lease obligations	0.7	0.7
	432.6	295.8
Less: Current portion of long-term debt, notes payable and capital lease obligations	74.2	14.1
	$ 358.4	$ 281.7

Principal maturities of Delek's existing third party debt instruments for the next five years and thereafter are as follows as of December 31, 2011 (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total
MAPCO Revolver	—	—	—	77.5	—	—	77.5
Fifth Third Revolver	30.3	—	—	—	—	—	30.3
Promissory notes	30.4	119.7	24.4	16.0	16.0	22.1	228.6
Term loan facility	13.5	16.0	16.0	16.0	34.0	—	95.5
Capital lease obligations	—	0.1	0.1	0.1	0.1	0.3	0.7
Total	74.2	135.8	40.5	109.6	50.1	22.4	432.6

MAPCO Revolver

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sub-limit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MAPCO, Fifth Third Bank as Administrative Agent and the lenders party thereto ("Senior Secured Credit Facility"). As of December 31, 2011, we had $77.5 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $19.0 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2011, the weighted average borrowing rate was approximately 4.3%. Additionally, the MAPCO Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2011, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2011 were approximately $103.5 million.

Wells ABL

Delek has an asset-based loan revolving credit facility ("Wells ABL") that includes an accordion feature which permits an increase in facility size of up to $600.0 million subject to additional lender commitments. In connection with the closing of the Lion Acquisition, Delek executed an amendment to the Wells ABL (the "Wells ABL Amendment") on April 29, 2011. Under the terms of the Wells ABL Amendment, among other things, (i) the size of the Wells ABL was increased from $300.0 million to $400.0 million, (ii) the swing line loan sub-limit was increased from $30.0 million to $40.0 million, (iii) the letter of credit sub-limit was increased from $300.0 million to $375.0 million, (iv) the maturity date of the facility was extended from February 23, 2014 to April 29, 2015, and (v) the Wells ABL Amendment permits the issuance of letters of credit under the Wells ABL to secure obligations of Lion Oil and authorizes a factoring agreement between Refining and Lion Oil. As of December 31, 2011, we had letters of credit issued under the facility totaling approximately $227.8 million and nominal amounts in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the Wells ABL. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2011, this fee was 0.63% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $20.0 million availability reserve requirement, as of December 31, 2011 was $80.6 million.

Fifth Third Revolver

We have a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of December 31, 2011, we had $30.3 million outstanding borrowings under the facility, as well as letters of credit issued of $10.5 million. Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2011, the weighted average borrowing rate was approximately 3.9%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of December 31, 2011 were approximately $34.2 million.

Reliant Bank Revolver

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $7.5 million. As of December 31, 2011, we had no amounts outstanding under this facility. The Reliant Bank Revolver was amended on March 28, 2011 to (i) extend the maturity date by three months to June 28, 2011 and (ii) increase the interest rate for borrowings under the facility to a fixed rate of 5.75%. On June 28, 2011, we further amended the Reliant Bank Revolver to (i) extend the maturity date by one year to June 28, 2012, (ii) decrease the bank borrowing commitments under the facility from $12.0 million to $7.5 million, and (iii) modify the financial covenant definitions to align with those contained in the Term Loan Facility discussed below. Additionally, the Reliant Bank Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. As of December 31, 2011, we had $7.5 million available under the Reliant Bank Revolver.

Promissory Notes

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). In connection with the closing of the Lion Acquisition, the Leumi Note was amended on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the note. As of December 31, 2011, we had $42.8 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30.0 million and $20.0 million and is secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, and (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below. The Leumi Note requires quarterly amortization payments of $2.0 million beginning on April 1, 2011 and matures on October 1, 2013. The Leumi Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.0%. As of December 31, 2011, the weighted average borrowing rate was 5.0%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30.0 million and $20.0 million (collectively the "IDB Notes"). In connection with the closing of the Lion Acquisition, the IDB Notes were amended and restated on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the notes. As of December 31, 2011, we had $42.0 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30.0 million and $15.0 million and are secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, and (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below. The

IDB Notes require quarterly amortization payments totaling $2.0 million, beginning at the end of the first quarter of 2011. The maturity date of both IDB Notes is December 31, 2013. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.0%. As of December 31, 2011, the weighted average borrowing rate was approximately 5.1% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note in favor of Delek Petroleum Ltd, an Israeli corporation and an affiliate of the company ("Delek Petroleum") ("Petroleum Note") in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. As of December 31, 2011, $26.5 million was outstanding under the Petroleum Note. The Petroleum Note contains the following provisions: (i) the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default under the note, (ii) Delek is responsible for the payment of any withholding taxes due on interest payments, (iii) the note is unsecured and contains no covenants, and (iv) the note may be repaid at the borrower's election in whole or in part at any time without penalty or premium. The Petroleum Note was amended on April 28, 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. The Petroleum Note bears interest, payable on a quarterly basis, at 8.25% (excluding any applicable withholding taxes) and Delek is responsible for the payment of any withholding taxes due on interest payments.

In 2011, Delek entered into four joint ventures (the "Joint Ventures") with Gatlin Partners, LLC ("Developer"), to develop and construct four new MAPCO Mart convenience stores. Delek and Developer each own 50% of the Joint Ventures. In order to fund the construction projects, each Joint Venture entered into separate Notes for its respective project with Standard Insurance Company (the "Notes") varying in size from $1.0 million to $1.9 million. Each Joint Venture has entered into a lease with Express whereby Express will lease the completed property for a minimum of 20 years. One of the Notes bears interest at a fixed rate of approximately 6.4%, while the other three bear interest at fixed rates of 5.5%. Each of the Notes is secured by the land, building and equipment of its respective completed MAPCO Mart. Under the terms of each Note, beginning on the first day of the eleventh month following the initial fund advancement, each Joint Venture shall make payments of principal on its respective Note over a ten year term calculated using a 25 year amortization schedule. If any Note is not paid in full after the initial ten year period, the respective Joint Venture may continue to make monthly payments under the Note, however the interest rate will reset pursuant to the terms of the Note. There is also an additional interest rate reset after the first twenty year period. The final maturity dates of the Notes range from June 1, 2036 to January 1, 2037. As of December 31, 2011, the Joint Ventures have drawn approximately $2.3 million in total under the Notes.

On April 28, 2011, Delek executed a Subordinated Note with Delek Petroleum in the principal amount of $40.0 million ("Subordinated Note"). As of December 31, 2011, $40.0 million was outstanding under the Subordinated Note. The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility discussed below. Interest on the unpaid balance of the Subordinated Note will be computed at a rate per annum equal to 7.25% (net of withholding taxes) and Delek is responsible for the payment of any withholding taxes due on interest payments. The payment of the principal and interest on the Subordinated Note may be accelerated upon the occurrence and continuance of customary events of default. The Subordinated Note requires Delek to make quarterly interest payments commencing June 30, 2011 and annual principal amortization payments of $6.0 million commencing June 30, 2012, with payment of the latter subject to meeting certain payment conditions set forth in the subordination agreement in effect between Delek Petroleum and the Term Loan Facility creditors.

On April 29, 2011, Delek entered into a $50.0 million promissory note with Ergon, Inc. ("Ergon Note") in connection with the closing of the Lion Acquisition. As of December 31, 2011, $50.0 million was outstanding under the Ergon Note. The Ergon Note requires Delek to make annual amortization payments of $10.0 million each commencing April 29, 2013. The Ergon Note matures on April 29, 2017. Interest under the Ergon Note is computed at a fixed rate equal to 4.0% per annum.

On December 19, 2011, Delek entered into a $25.0 million promissory note with Ergon Terminaling, Inc. ("Ergon Paline Note") in connection with the closing of the acquisition of all of the membership interests of Paline Pipeline Company, LLC from Ergon Terminaling, Inc. The Ergon Paline Note was subsequently assigned by Ergon Terminaling, Inc. to Ergon, Inc. As of December 31, 2011, $25.0 million was outstanding under the Ergon Paline Note. The Ergon Paline Note requires Delek to make quarterly amortization payments of approximately $2.1 million each commencing on March 31, 2012. The Ergon Paline Note matures on December 19, 2014. Interest under the Ergon Paline Note is computed at fixed rate equal to 6.0% per annum.

Term Loan Facility

On April 29, 2011, Delek entered into a $100.0 million term loan credit facility ("Term Loan Facility") with Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as the lenders. As of December 31, 2011, $95.5 million was outstanding under the Term Loan Facility. The Term Loan Facility requires Delek to make four quarterly amortization payments of $1.5 million each commencing June 30, 2011, followed by sixteen quarterly amortization payments of $4.0 million each. The Term Loan Facility matures on April 29, 2016, and is secured by all assets of Lion Oil (excluding inventory and accounts receivable) as well as all of our shares in Lion Oil. Interest on the unpaid balance of the Term Loan Facility will be computed at a rate per annum equal to the LIBOR Rate or the Reference Rate, at our election, plus the applicable margins, subject in each case to an interest rate floor of 5.5% per annum. As of December 31, 2011, the weighted average borrowing rate was 5.5%.

Restrictive Covenants

Under the terms of our MAPCO Revolver, Wells ABL, Fifth Third Revolver, Reliant Bank Revolver, Leumi Note, IDB Notes and Term Loan Facility we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2011, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2011.

Certain of our credit facilities contain limitations on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries. Additionally, we are limited in our ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

Restricted Net Assets

Some of Delek's subsidiaries have restrictions in their respective credit facilities limiting their use of certain assets, as has been discussed above. The total amount of our subsidiaries' restricted net assets as of December 31, 2011 was $633.8 million.

Interest-Rate Derivative Instruments

In 2011, Delek entered into interest rate swap agreements for a total notional amount of $160.0 million. These agreements are intended to economically hedge floating rate debt related to our current borrowings. However, as we have elected to not apply the permitted hedge accounting treatment, including formal hedge designation and documentation, in accordance with the provisions of ASC 815, *Derivatives and Hedging* ("ASC 815"), the fair value of the derivatives is recorded in other non-current liabilities in the accompanying consolidated balance sheets with the offset recognized in earnings. The derivative instruments mature in 2015. The estimated mark-to-market liability associated with our interest rate derivatives as of December 31, 2011 was $4.2 million.

In accordance with ASC 815, we recorded non-cash expense representing the change in estimated fair value of the interest rate swap agreements of $4.2 million for the year ended December 31, 2011.

While Delek has not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of ASC 815 in the past, we may choose to elect that treatment in future transactions.

12. Stock Based Compensation

2006 Long-Term Incentive Plan

The Delek US Holdings, Inc. 2006 Long-Term Incentive Plan, as amended (the "Plan"), allows Delek to grant stock options, SARs, restricted stock, RSUs and other stock-based awards of up to 5,053,392 shares of Delek's common stock to certain directors, officers, employees, consultants and other individuals who perform services for Delek or its affiliates.

Stock options and SARs granted under the Plan are generally granted at market price or higher. The vesting of all outstanding awards is subject to continued service to Delek or its affiliates except that vesting of awards granted to certain executive employees could, under certain circumstances, accelerate upon termination of their employment and the vesting of all outstanding awards could accelerate upon the occurrence of an Exchange Transaction (as defined in the Plan).

On May 13, 2009, we filed a Tender Offer statement that gave eligible employees and directors the ability to exchange outstanding options under the Plan with per share exercise prices ranging between $16.00 and $35.08, for new options under the Plan to purchase fewer shares of our common stock at a lower exercise price. The Tender Offer expired on June 10, 2009 and we accepted for exchange options to purchase an aggregate of 1,398,641 shares of our common stock, representing 84.28% of the 1,659,589 shares covered by eligible options. We granted replacement options to purchase 803,385 shares of common stock in exchange for the tendered options. The exercise price per share of each replacement option granted pursuant to the Tender Offer was $9.17, the closing price of our common stock on the New York Stock Exchange on the grant date, June 10, 2009. This modification resulted in an additional $0.1 million in stock-based compensation expense, which will be recognized over the remaining terms of the original options granted. Prior to the Tender Offer, approximately 75% of grants under the Plan vested ratably over a period between three to five years and approximately 25% of the grants vested at the end of the fourth year. Following the Tender Offer, we expect that most new awards granted under the Plan will vest ratably over a period of four years.

In the second quarter of 2010, Delek's Board of Directors and its Incentive Plan Committee began using stock-settled SARs, rather than stock options, as the primary form of appreciation award under the Plan.

Option and SAR Assumptions

The table below provides the assumptions used in estimating the fair values of our outstanding stock options and SARs. For all awards granted, we calculated volatility using historical volatility and implied volatility of a peer group of public companies using weekly stock prices.

	2011 Grants (Graded Vesting) 4 years	2010 Grants (Graded Vesting) 4 years	2009 Grants (Graded Vesting) 3-4 years	2009 Grants (Cliff Vesting) 4 Years
Expected Volatility	58.58%-60.54%	33.01-60.88%	34.73%-37.78%	35.31%-37.22%
Dividend Yield	1.00%	1.00%	1.00%	1.00%
Expected Term	6.25 years	6.25 years	6.0-6.25 years	7.0 years
Risk Free Rate	0.00%-3.37%	0.06%-3.33%	0.06%-3.53%	0.06%-3.53%
Fair Value	$ 6.59	$ 3.51	$ 2.66	$ 0.98

__Stock Option and SAR Activity__

The following table summarizes the stock option and SAR activity for Delek for the years ended December 31, 2011, 2010 and 2009:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Average Intrinsic Value
Options outstanding, December 31, 2008	3,132,716	$ 11.86		
Granted	3,297,325	$ 10.73		
Exchanged	(1,398,641)	$ 19.35		
Forfeited	(211,860)	$ 17.60		
Options outstanding, December 31, 2009	4,819,540	$ 8.66		
Granted	459,400	$ 7.36		
Exercised	(1,319,493)	$ 2.03		
Forfeited	(240,639)	$ 9.77		
Options/SARs outstanding, December 31, 2010	3,718,808	$ 10.78		
Granted	945,500	$ 14.22		
Exercised	(311,912)	$ 8.92		
Forfeited	(294,567)	$ 11.07		
Options/SARs outstanding, December 31, 2011	4,057,829	$ 11.71	5.6	$ 7.8
Vested options exercisable, December 31, 2011	1,122,229	8.68	4.8	3.1

__Restricted Stock Units__

The fair value of RSUs is determined based on the closing price of Delek's common stock on grant date. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2011 was $11.66.

The following table summarizes the RSU activity for Delek for the years ended December 31, 2011, 2010 and 2009:

	Number of RSUs	Weighted-Average Grant Price
Non-vested RSUs, December 31, 2008	48,875	15.84
Granted	109,500	8.94
Vested	(18,500)	15.42
Forfeited	(3,250)	15.15
Non-vested RSUs, December 31, 2009	136,625	10.38
Granted	36,500	7.84
Vested	(64,125)	11.21
Non-vested RSUs, December 31, 2010	109,000	9.04
Granted	875,000	11.66
Vested	(43,500)	11.14
Forfeited	(5,000)	7.55
Non-vested RSUs, December 31, 2011	935,500	11.41

Compensation Expense Related to Equity-based Awards

Compensation expense for the equity-based awards amounted to $2.7 million ($1.8 million, net of taxes), $3.1 million ($2.0 million, net of taxes) and $4.0 million ($2.7 million, net of taxes) for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are included in general and administrative expenses in the accompanying condensed consolidated statements of operations. We recognized a total income tax benefit for equity-based awards of $2.7 million for the year end December 31, 2011. There was no income tax benefit for equity-based awards for the year ended December 31, 2010 and a nominal tax benefit for the year ended December 31, 2009.

As of December 31, 2011, there was $12.7 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.8 years.

The aggregate intrinsic value, which represents the difference between the underlying stock's market price and the award's exercise price, of the share-based awards exercised or vested during the years ended December 31, 2011, 2010 and 2009 was $2.3 million, $7.2 million and $0.3 million, respectively. During the years December 31, 2011, 2010 and 2009, respectively, we issued 340,375, 702,638 and 18,500 shares of common stock as a result of exercised or vested share-based awards. These amounts are net of 15,037 and 680,980 shares, respectively, withheld to satisfy employee tax obligations related to the exercises and vestings for the years ended December 31, 2011 and 2010. Delek paid approximately $0.1 million and $2.5 million of taxes in connection with the settlement of these awards for the years ended December 31, 2011 and 2010. There were no shares withhheld or taxes paid in connection with the settlement of share-based awards during the year ended December 31, 2009. We issue new shares of common stock upon exercise or vesting of share-based awards.

13. Segment Data

We report our operating results in three reportable segments: refining, marketing and retail. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin.

Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization. Operations which are not specifically included in the reportable segments are included in the corporate and other category, which primarily consists of operating expenses, depreciation and amortization expense and interest income and expense associated with corporate headquarters.

The refining segment processes crude oil and other purchased feedstocks for the manufacture of transportation motor fuels including various grades of gasoline, diesel fuel, aviation fuel, asphalt and other petroleum-based products that are distributed through owned and third-party product terminals. The refining segment has a combined nameplate capacity of 140,000 bpd, including the 60,000 bpd refinery located in Tyler, Texas and the 80,000 bpd refinery located in El Dorado, Arkansas.

Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. This segment also provides marketing services to the Tyler refinery.

Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores throughout the southeastern United States. As of December 31, 2011, we had 377 stores in total, consisting of 205 located in Tennessee, 85 in Alabama, 62 in Georgia, 12 in Arkansas and 8 in Virginia. The remaining 5 stores are located in Kentucky and Mississippi. The retail fuel and convenience stores operate under Delek's MAPCO Express®, MAPCO Mart®, East Coast®, Fast Food and Fuel™, Favorite Markets®, Delta Express® and Discount Food Mart™ brands. The retail segment also supplied fuel to approximately 67 dealer locations as of December 31, 2011. In the retail segment, management reviews operating results on a divisional basis, where a division represents a specific geographic market. These divisional operating segments exhibit similar economic characteristics, provide the same products and services, and operate in such a manner such that aggregation of these operations is appropriate for segment presentation.

Our refining business has a services agreement with our marketing segment, which, among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the margin achieved in return for providing marketing, sales and customer services. This intercompany transaction fee was $12.2 million and $10.6 million during the years ended December 31, 2011 and 2010, respectively. Additionally, the refining segment pays crude transportation and storage fees to the marketing segment for the utilization of certain crude pipeline assets. These fees were $10.1 million and $9.5 million during the years ended December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, the refining segment sold finished product to the retail and marketing segments in the amount of $83.4 million and the marketing segment sold $5.5 million in finished product to the refining segment. During the year ended December 31, 2010, the refining segment sold $15.6 million in finished product to the marketing segment. All inter-segment transactions have been eliminated in consolidation.

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in millions):

	As of and For the Year Ended December 31, 2011				
(In millions)	**Refining**	**Retail**	**Marketing**	**Corporate, Other and Eliminations**	**Consolidated**
Net sales (excluding intercompany fees and sales)	$ 4,634.1	$ 1,859.4	$ 704.2	$ 0.5	$ 7,198.2
Intercompany fees and sales	71.2	—	27.8	(99.0)	—
Operating costs and expenses:					
Cost of goods sold	4,140.6	1,679.4	700.5	(90.6)	6,429.9
Operating expenses	193.1	132.6	5.3	(10.1)	320.9
Impairment of goodwill	—	2.2	—	—	2.2
Segment contribution margin	$ 371.6	$ 45.2	$ 26.2	$ 2.2	445.2
General and administrative expenses					81.4
Depreciation and amortization					74.1
Loss on sale of assets					3.6
Operating income					$ 286.1
Total assets	$ 1,584.5	$ 411.4	$ 140.6	$ 94.1	$ 2,230.6
Capital spending (excluding business combinations)	$ 36.0	$ 36.5	$ 0.9	$ 7.6	$ 81.0

	As of and For the Year Ended December 31, 2010				
(In millions)	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany fees and sales)	$ 1,678.2	$ 1,592.3	$ 484.3	$ 0.8	$ 3,755.6
Intercompany fees and sales	5.0	—	20.1	(25.1)	—
Operating costs and expenses:					
Cost of goods sold	1,546.8	1,405.2	476.7	(15.8)	3,412.9
Operating expenses	101.4	134.7	2.9	(9.5)	229.5
Insurance proceeds - business interruption	(12.8)	—	—	—	(12.8)
Property damage proceeds, net	(4.0)	—	—	—	(4.0)
Segment contribution margin	$ 51.8	$ 52.4	$ 24.8	$ 1.0	130.0
General and administrative expenses					59.0
Depreciation and amortization					61.1
Loss on sale of assets					0.7
Operating income					$ 9.2
Total assets	$ 545.1	$ 420.6	$ 65.2	$ 113.7	$ 1,144.6
Capital spending (excluding business combinations)	$ 42.3	$ 14.4	$ —	$ 0.1	$ 56.8

	As of and For the Year Ended December 31, 2009				
(In millions)	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany fees and sales)	$ 878.5	$ 1,421.5	$ 359.2	$ 7.5	$ 2,666.7
Intercompany fees and sales	3.6	—	15.2	(18.8)	—
Operating costs and expenses:					
Cost of goods sold	809.6	1,240.8	349.5	(5.8)	2,394.1
Operating expenses	85.9	138.5	1.2	(6.6)	219.0
Impairment of goodwill	—	7.0	—	—	7.0
Insurance proceeds - business interruption	(64.1)	—	—	—	(64.1)
Property damage proceeds, net	(40.3)	—	—	—	(40.3)
Segment contribution margin	$ 91.0	$ 35.2	$ 23.7	$ 1.1	151.0
General and administrative expenses					64.3
Depreciation and amortization					52.4
Loss on sale of assets					2.9
Operating income					$ 31.4
Total assets	$ 573.8	$ 430.0	$ 62.3	$ 156.9	$ 1,223.0
Capital spending (excluding business combinations)	$ 155.1	$ 14.3	$ 0.5	$ 0.1	$ 170.0

14. Fair Value Measurements

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of ASC 825.

Delek applies the provisions of ASC 820, which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. ASC 820 applies to our interest rate and commodity derivatives that are measured at fair value on a recurring basis. The standard also requires that we assess the impact of nonperformance risk on our derivatives. Nonperformance risk is not considered material at this time.

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

OTC commodity swaps, physical commodity purchase and sale contracts and interest rate swaps are generally valued using industry-standard models that consider various assumptions, including quoted forward prices for interest rates, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3. Our contracts are valued using quotations provided by brokers based on exchange pricing and/or price index developers such as Platts or Argus. These are classified as Level 2.

The fair value hierarchy for our financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2011, was (in millions):

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Commodity derivatives	$ —	$ 3.6	$ —	$ 3.6
Liabilities				
Interest rate derivatives	—	(4.2)	—	(4.2)
Commodity derivatives	—	(1.4)	—	(1.4)
Total liabilities	—	(5.6)	—	(5.6)
Net liabilities	$ —	$ (2.0)	$ —	$ (2.0)

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Liabilities				
Commodity derivatives	—	(1.4)	—	(1.4)

The derivative values above are based on analysis of each contract as the fundamental unit of account as required by ASC 820. Derivative assets and liabilities with the same counterparty are not netted where the legal right of offset exists. This differs from the presentation in the financial statements which reflects our policy under the guidance of ASC 815-10-45, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2011 and December 31, 2010, $1.4 million and $(0.7) million, respectively, of net derivative positions are included in other current assets (liabilities) on the accompanying consolidated balance sheets. As of December 31, 2011, $3.4 million of cash collateral is held by counterparty brokerage firms and has been netted with the net derivative positions with each counterparty.

15. Derivative Instruments

From time to time, Delek enters into swaps, forwards, futures and option contracts for the following purposes:

- To limit the exposure to price fluctuations for physical purchases and sales of crude oil and finished products in the normal course of business; and
- To limit the exposure to floating-interest rate fluctuations on our borrowings.

We use derivatives to reduce normal operating and market risks with a primary objective in derivative instrument use being the reduction of the impact of market price volatility on our results of operations. The following discussion provides additional details regarding the types of derivative contracts held during the years ended December 31, 2011, 2010 and 2009.

Swaps

In April 2011, we entered into a series of OTC swaps based on the future price of West Texas Intermediate Crude ("WTI") as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels at future dates from July 2011 through February 2012. We also entered into a series of OTC swaps based on the future price of unleaded gasoline as quoted on the Gulf Coast Platts which fixed the sales price of unleaded gasoline for a predetermined number of gallons at future dates from July 2011 through February 2012.

In accordance with ASC 815, the WTI and unleaded gasoline swaps have been designated as cash flow hedges and the change in fair value between the execution date and the end of period has been recorded in other comprehensive income. For the year ended December 31, 2011, Delek recorded unrealized gains as a component of other comprehensive income of $2.7 million ($1.8 million, net of deferred taxes), respectively, related to the change in the fair value of these swaps. The fair value of these contracts is recognized in income at the time the positions are closed and the hedged transactions are recognized in income. For the year ended December 31, 2011, we recognized losses of $5.5 million related to positions closed during the period and gains of $0.1 million related to the ineffective portion of the swaps. As of December 31, 2011, Delek had total unrealized gains, net of deferred income taxes, in accumulated other comprehensive income of $1.8 million associated with its cash flow hedges.

Also, in the second quarter 2011, we entered into a series of OTC swaps based on the future price of WTI as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels in July 2011. We recognized gains of $2 million on these swaps during the year ended December 31, 2011, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no gains or losses recognized related to these swap contracts during the years ended December 31, 2010 or 2009. There were $0.3 million in unrealized loss held on the consolidated balance sheet as of December 31, 2011. There were no unrealized gains or losses held on the consolidated balance sheets as of December 31, 2010.

Forward Fuel Contracts

From time to time, Delek enters into forward fuel contracts with major financial institutions that fix the purchase price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. Delek recognized gains (losses) of $0.7 million, $0.6 million and S(2.1) million during the years ended December 31, 2011, 2010 and 2009, respectively, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were unrealized gains related to these forward fuel contracts of a nominal amount held on the consolidated balance sheet as of December 31, 2011. There were no unrealized gains or losses held on the consolidated balance sheet as of December 31, 2010.

Futures Contracts

From time to time, Delek enters into futures contracts with major financial institutions that fix the purchase price of crude oil and the sales price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 180 days. Delek recognized (losses) gains on futures contract of $(5.8) million, $4.2 million and $(0.5) million during the years ended December 31, 2011, 2010 and 2009, respectively, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were unrealized losses of $0.4 million and $1.4 million held on the consolidated balance sheets as of December 31, 2011 and December 31, 2010, respectively.

From time to time, Delek also enters into futures contracts with fuel supply vendors that secure supply of product to be purchased for use in the normal course of business at our refining and retail segments. These contracts are priced based on an index that is clearly and closely related to the product being purchased, contain no net settlement provisions and typically qualify under the normal purchase exemption from derivative accounting treatment under ASC 815.

Interest Rate Instruments

From time to time, Delek enters into interest rate swap and cap agreements that are intended to economically hedge a portion of our interest rate exposure under our floating rate debt. These interest rate derivative instruments are discussed in conjunction with our long term debt in Note 11.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Delek's deferred tax assets and liabilities, reported separately in the accompanying consolidated financial statements, as of December 31, 2011 and 2010 are as follows (in millions):

	December 31,	
	2011	**2010**
Current Deferred Taxes:		
Self-insurance accruals	$ 2.9	$ 2.8
Environmental reserves	1.1	—
Other accrued reserves	2.5	0.3
Contingent liabilities	0.7	—
Valuation allowance	(1.0)	(0.5)
Total current deferred tax assets	6.2	2.6
Non-Current Deferred Taxes:		
Depreciation and amortization	(178.3)	(122.7)
Net operating loss carryforwards	6.6	23.1
Straight-line lease expense	1.7	1.7
ASC 718 stock compensation	5.5	4.9
ASC 815 derivatives	1.8	0.5
Minority investment	—	27.0
ARO liability	1.5	1.3
Deferred revenues	(17.3)	(17.9)
Environmental reserves	3.7	1.2
Other accrued reserves	4.1	—
Tax credit carryforwards	1.1	4.9
State bonus depreciation	5.7	0.4
Contingent liabilities	1.8	—
Other	(0.6)	0.1
Valuation allowance	(5.4)	(30.4)
Total non-current deferred tax liabilities	(168.1)	(105.9)
Total net deferred tax liabilities	$ (161.9)	$ (103.3)

The total current deferred tax assets, excluding the valuation allowance, are $7.2 million as of December 31, 2011 and total current deferred tax assets and liabilities, excluding the valuation allowance, are $3.5 million and $(0.4) million, respectively, as of December 31, 2010. The total non-current deferred tax assets and liabilities, excluding the valuation allowance, are $34.4 million and $(197.1) million, respectively, as of December 31, 2011 and $65.1 million and $(140.6) million, respectively as of December 31, 2010.

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income from continuing operations is attributable to the following (in millions):

	Year Ended December 31,		
	2011	2010	2009
Provision for federal income taxes at statutory rate	$ 86.7	$ (29.7)	$ 1.9
State income taxes, net of federal tax provision	4.5	0.5	1.1
Credits	(0.3)	(0.2)	(0.6)
Goodwill impairment	0.2	—	0.6
Valuation allowance	(24.1)	24.2	—
Removal of Lion Oil minority investment	24.1	—	—
Other items	(6.4)	0.2	0.1
Income tax (benefit) expense	$ 84.7	$ (5.0)	$ 3.1

Income tax (benefit) expense from continuing operations is as follows (in millions):

	Year Ended December 31,		
	2011	2010	2009
Current	$ 38.9	$ (0.3)	$ (35.6)
Deferred	45.8	(4.7)	38.7
	$ 84.7	$ (5.0)	$ 3.1

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period.

During the years ended December 31, 2011 and 2010, Delek recorded a (decrease) increase to the valuation allowance in the amount of $(24.5) million and $28.0 million, respectively. We carry valuation allowances against certain state deferred tax assets and net operating losses that may not be recoverable with future taxable income. The Lion Oil Acquisition resulted in the removal of the deferred tax asset related to the previously held minority investment in Lion Oil. The removal of the deferred tax asset also led to the removal of the $27.0 million valuation allowance associated with it, which consisted of $24.0 million for federal and $3.0 million for state.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not Delek will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

Delek utilized all of its federal net operating loss carryforwards during 2011. Delek continues to carry $1.1 million of federal tax credit carryforwards, which have an indefinite carryforward period. State net operating loss carryforwards at December 31, 2011 totaled $157.6 million, the majority of which was subject to a valuation allowance and which include $15.7 million related to non-qualified stock option deductions. Delek has $1.5 million of state net operating losses that are set to expire between 2012 and 2013. Remaining net operating losses will begin expiring in 2014-2031. To the extent net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

Delek files a consolidated U.S. federal income tax return, as well as income tax returns in various state jurisdictions. Delek is no longer subject to U.S. federal income tax examinations by tax authorities for years through 2004. The Internal Revenue Service has examined Delek's income tax returns through the tax year ending 2006. Delek carried back the 2009 federal tax net operating loss to the 2005 and 2006 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Joint Committee on Taxation is currently examining Delek's 2009 carryback claim. Lion Oil carried back the April 30, 2010 federal tax net operating loss to the April 30, 2006, April 30, 2007, and April 30, 2008 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Internal Revenue Service is currently examining Lion Oil's April 30, 2010 carryback claim.

ASC 740 provides a recognition threshold and guidance for measurement of income tax positions taken or expected to be taken on a tax return. ASC 740 requires the elimination of the income tax benefits associated with any income tax position where it is not "more likely than not" that the position would be sustained upon examination by the taxing authorities. During the years ending December 31, 2011 and 2010, respectively, an additional $0.1 million and $0.2 million of unrecognized tax benefits were recorded, while a nominal amount of unrecognized tax benefits were settled.

Increases and decreases to the beginning balance of unrecognized tax benefits during the year ended December 31, 2011 and 2010 were as follows:

	Federal Unrecognized Benefit	State Unrecognized Benefit	Total
As of December 31, 2009	$ 0.1	$ 0.3	$ 0.4
Net increase from current period tax positions	—	0.2	0.2
Decreases related to settlements of tax positions	—	—	—
As of December 31, 2010	0.1	0.5	0.6
Net increase from current period tax positions	—	0.1	0.1
Decreases related to settlements of tax positions	—	—	—
As of December 31, 2011	$ 0.1	$ 0.6	$ 0.7

The amount of the unrecognized benefit above that if recognized would change the effective tax rate is $0.7 million and $0.6 million as of December 31, 2011 and 2010, respectively.

Delek recognizes accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. A nominal amount of interest was recognized related to unrecognized tax benefits during the years ended December 31, 2011, 2010 and 2009.

Uncertain tax positions have been examined by Delek for any material changes in the next 12 months and none are expected.

17. Commitments and Contingencies

Litigation

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters.

Lion Oil is party to a lawsuit involving a claim brought by a crude oil vendor. This lawsuit was filed prior to the Lion Acquisition and alleges that Lion Oil breached certain of its obligations under buy/sell agreements to exchange crude oil. The aggregate potential loss in this lawsuit ranges from zero to approximately $14.0 million, plus interest and legal fees. An amount was accrued related to this lawsuit as part of the Lion Acquisition, as discussed in Note 4.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Self-insurance

Delek is self-insured for certain employees' medical claims up to $0.2 million per employee per year.

Delek is self-insured for workers' compensation claims up to $1.0 million on a per accident basis. We self-insure for general liability claims up to $4.0 million on a per occurrence basis. We self-insure for auto liability up to $5.0 million on a per accident basis.

We have umbrella liability insurance available to each of our segments in an amount determined reasonable by management.

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Interstate Commerce Act ("ICA") or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We are evaluating the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 ("EPAct 1992") and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as "petroleum pipelines"), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers, but it exercises light-handed regulation over crude oil and refined products pipelines. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally.

Environmental Health and Safety

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency ("EPA"), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, OSHA, the Texas Commission on Environmental Quality, the Texas Railroad Commission, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refineries, terminals, pipelines, USTs and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of our ordinary operations, our various businesses generate waste, some of which falls within the statutory definition of a hazardous substance and some of which may have been disposed of at sites that may require future cleanup under Superfund. At this time, our El Dorado refinery has been named as a minor Potentially Responsible Party at one site for which we believe future costs will not be material.

We carried a liability of approximately $12.6 million as of December 31, 2011 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler and El Dorado refineries. This liability includes estimated costs for on-going investigation and remediation efforts, which were already being performed by the former operators of the Tyler and El Dorado refineries, for known contamination of soil and groundwater, as well as estimated costs for additional issues which have been identified subsequent to the purchase. We expect approximately $1.4 million of this amount to be reimbursable by a prior owner of the El Dorado refinery and have recorded $0.2 million in other current assets and $1.2 million in other non-current assets and in our condensed consolidated balance sheet as of December 31, 2011. Approximately $3.0 million of the liability is expected to be expended over the next 12 months with most of the balance expended by 2022. In the future we could be required to undertake additional investigations of our refineries, pipelines and terminal facilities or convenience stores, which could result in additional remediation liabilities.

Most of the cost of remediating releases from USTs in our retail segment is reimbursed by state reimbursement funds which are funded by a tax on petroleum products and subject to certain deductible amounts. As of December 31, 2011, the amount accrued for such UST related remediation is approximately $0.1 million.

Both of our refineries have negotiated consent decrees, referred to as Global Refining Settlements, with the EPA and the United States Department of Justice ("DOJ") regarding certain Clean Air Act requirements. The State of Arkansas is also a party to the El Dorado refinery consent decree. The El Dorado refinery consent decree was effective in June 2003 and the Tyler refinery consent decree became effective in September 2009. Neither consent decree alleges any violations by Delek pertaining to Delek's operation of the refineries, and the prior operators were responsible for payment of the assessed penalties. All capital projects required by the consent decrees have been completed; however, the consent decrees require certain on-going operational changes and work practices. Although the consent decrees will remain in force for several years, we believe any costs resulting from these changes and compliance with the consent decrees will not have a material adverse effect upon our business, financial condition or operations.

In 2008, the El Dorado refinery signed a Consent Administrative Order ("CAO") that was in effect through 2009 with the State of Arkansas with regard to wastewater discharges. In conjunction with three other area dischargers, including the city of El Dorado Water Utilities, the El Dorado refinery applied for and was granted a National Pollutant Discharge Elimination System ("NPDES") permit for a combined discharge to the Ouachita River. The permit was contested by several environmental groups and other parties but ultimately upheld by the State of Arkansas Supreme Court in late 2010. The El Dorado refinery is party to an agreement with the other three dischargers to design, construct and jointly operate a 23 mile wastewater pipeline to convey the treated, commingled waste water to the Ouachita River. The U.S. Army Corps of Engineers has issued the required wetlands permits for construction of the pipeline and outfall structure, although environmental groups have threatened to file suit in an attempt to block the permits. Acquisition of the rights-of-way is underway to be followed by detail design and construction. We expect the pipeline to be completed in late 2013. The EPA was not a party to the Arkansas CAO and in late 2011 referred an enforcement action to the DOJ with regard to historical and on-going waste water discharges. We are in discussions with the EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary but do not believe such requirements would have a material adverse effect upon our business, financial condition or operations.

The EPA issued final rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and will require the reduction of maximum annual average benzene content by July 1, 2012. We completed a project at the Tyler refinery in the fourth quarter 2010 to partially reduce gasoline benzene levels. However, it will be necessary for us to purchase credits to fully comply with these content requirements for the Tyler refinery. Although credits were acquired that cover our 2011 obligation, there can be no assurance that such credits will be available in the future or that we will be able to purchase available credits at reasonable prices. Additional benzene reduction projects may be implemented to reduce or eliminate our need to purchase benzene credits depending on the availability and cost of credits. A project to reduce gasoline benzene levels was completed at the El Dorado refinery in June 2011.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources. There are currently no state or regional initiatives for controlling GHG emissions that would affect our refineries. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating and capital costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

Since the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of fuel products produced at our refineries on an annual basis. While the cost of compliance with the reporting rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHG. Effective January 2, 2011, the EPA began regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. The EPA has announced its intent to further regulate of refinery air emissions, including GHG emissions, through New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants to be proposed in 2012.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHSTA") finalized new standards raising the required Corporate Average Fuel Economy of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In December 2011, the EPA and NHTSA proposed further mandated decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 mpg by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries, as well as at our convenience stores.

The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required by the Energy Policy Act of 2005 to 32 billion gallons by 2022. A rule finalized by the EPA in 2010 to implement EISA, RFS 2, requires that most refiners blend increasing amounts of biofuels with refined products, equal to approximately 7.8% of combined gasoline and diesel volume in 2011, increasing to 9.2% in 2012 and escalating to approximately 18% in 2022. Alternatively, credits, called Renewable Identification Numbers ("RINs") can be used instead of physically blending biofuels. If adequate supplies of the required types of biofuels are unavailable in volumes sufficient to meet our requirement or if RINs are not available in sufficient volumes or at economical prices, refinery production or profitability could be negatively affected. The rule could also cause decreased crude runs in future years and materially affect profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. The Tyler refinery began supplying E-10 in January 2008 and biodiesel blends in June 2011. The El Dorado refinery completed a project at the truck loading rack in June 2011 to make E-10 available. We are implementing additional projects at our refineries and terminals that will allow blending increasing amounts of ethanol and biodiesel into our fuels in 2012.

In June 2007, OSHA announced that, under a National Emphasis Program ("NEP") addressing workplace hazards at petroleum refineries, it would conduct inspections of process safety management programs at approximately 80 refineries nationwide. OSHA conducted an NEP inspection at our Tyler, Texas refinery between February and August of 2008 and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the NEP citations. In April 2009, OSHA conducted a NEP inspection at the El Dorado refinery and assessed a penalty of less than $0.1 million, paid by the previous operator.

Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler refinery as a result of the explosion and fire that occurred there and issued citations assessing an aggregate penalty of approximately $0.2 million. We are also contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations.

In addition to OSHA, the Chemical Safety Board and the EPA requested information pertaining to the November 2008 incident at the Tyler refinery. The EPA conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act and, in late 2011, referred an enforcement action to the DOJ. We are in discussions with EPA and DOJ regarding what, if any, penalties and/or interim actions may be necessary.

Vendor Commitments

Delek maintains an agreement with a significant vendor that requires the purchase of certain general merchandise exclusively from this vendor over a specified period of time. Additionally, we maintain agreements with certain fuel suppliers that contain terms which generally require the purchase of predetermined quantities of third-party branded fuel for a specified period of time. In certain fuel vendor contracts, penalty provisions exist if minimum quantities are not met.

Letters of Credit

As of December 31, 2011, Delek had in place letters of credit totaling approximately $259.2 million with various financial institutions primarily securing obligations with respect to its workers' compensation and general liability self-insurance programs, crude oil purchases for the refining segment, gasoline and diesel purchases for the marketing segment and fuel for our retail fuel and convenience stores. No amounts were outstanding under these letters of credit at December 31, 2011.

Operating Leases

Delek leases land, buildings, equipment and corporate office space under agreements expiring at various dates through 2032 after considering available renewal options. Many of these leases contain renewal options and require Delek to pay executory costs (such as property taxes, maintenance, and insurance). Lease expense for all operating leases for the years ended December 31, 2011, 2010 and 2009 totaled $17.3 million, $16.4 million, and $16.9 million, respectively.

The following is an estimate of our future minimum lease payments for operating leases having remaining noncancelable terms in excess of one year as of December 31, 2011 (in millions):

2012	$	15.7
2013		13.8
2014		11.6
2015		10.2
2016		9.7
Thereafter		69.0
Total future minimum rentals	$	130.0

18. Employees

Workforce

A portion of our workforce in the refining segment is represented by the United Steel, Paper and Forestry, Rubber Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. As of December 31, 2011, 162 operations and maintenance hourly employees and 40 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement which expires on January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires on March 1, 2015. As of December 31, 2011, 168 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

401(k) Plan

We sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age and have 60 days of service to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis by us up to a maximum of 6% of eligible compensation. Eligibility for the company matching contribution begins on the first of the month following one year of employment. For the years ended December 31, 2011, 2010 and 2009, the 401(k) expense recognized was $1.9 million, $1.7 million, and $1.7 million, respectively.

19. Related Party Transactions

At December 31, 2011, Delek Group beneficially owned approximately 68.5% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Itshak Sharon (Tshuva), will continue to control the election of our directors, influence our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

On September 28, 2010, Delek executed the Petroleum Note in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. Delek Petroleum is a wholly owned subsidiary of Delek Group. As of December 31, 2011, $26.5 million was outstanding under the Petroleum Note. The Petroleum Note was amended in April 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. We are responsible for the payment of any withholding taxes due on interest payments under the Petroleum Note and the payment of principal and interest may be accelerated upon the occurrence and continuance of customary events of default.

On April 28, 2011, Delek executed a Subordinated Note with Delek Petroleum in the principal amount of $40.0 million. As of December 31, 2011, $40.0 million was outstanding under the Subordinated Note. The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility. We are responsible for the payment of any withholding taxes due on interest payments under the Subordinated Note and the payment of principal and interest may be accelerated upon the occurrence and continuance of customary events of default.

Effective January 1, 2006, Delek entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to Delek, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and continues thereafter until either party terminates the agreement upon 30 days' advance notice. As compensation, the agreement provides for payment to Delek Group of $125 thousand per calendar quarter payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. An amended and restated management and consulting agreement dated May 1, 2011 was executed with Delek Group in the second quarter 2011. Under the amended agreement, the fee payable to Delek Group increased to $150 thousand per calendar quarter effective April 1, 2011.

20. Selected Quarterly Financial Data (Unaudited)

Quarterly financial information for the years ended December 31, 2011 and 2010 is summarized below. The quarterly financial information summarized below has been prepared by Delek's management and is unaudited (in millions, except per share data).

	For the Three Month Periods Ended			
	March 31, 2011	**June 30, 2011**	**September 30, 2011**	**December 31, 2011**
		(Revised)[1]	**(Revised)[1]**	
Net sales	$ 1,143.5	$ 1,848.7	$ 2,205.0	$ 2,001.0
Operating income	$ 35.3	$ 99.3	$ 148.1	$ 3.4
Net income (loss)	$ 16.9	$ 64.1	$ 88.4	$ (6.3)
Net income (loss) attributable to Delek	$ 16.9	$ 62.1	$ 85.3	$ (6.0)
Basic (loss) earnings per share	$ 0.31	$ 1.09	$ 1.47	$ (0.10)
Diluted (loss) earnings per share	$ 0.31	$ 1.08	$ 1.46	$ (0.10)

	For the Three Month Periods Ended			
	March 31, 2010	**June 30, 2010**	**September 30, 2010**	**December 31, 2010**
Net sales	$ 892.9	$ 997.7	$ 875.5	$ 989.5
Operating (loss) income	$ (13.4)	$ 32.4	$ (5.9)	$ (3.9)
Net (loss) income	$ (14.1)	$ 15.0	$ (9.9)	$ (70.9)
Basic (loss) earnings per share	$ (0.26)	$ 0.28	$ (0.18)	$ (1.30)
Diluted (loss) earnings per share	$ (0.26)	$ 0.28	$ (0.18)	$ (1.30)

(1) The amounts for the second and third quarter of 2011 have been revised due to an immaterial correction of errors primarily related to inventory and cost of goods sold for Lion Oil, the business acquired in the second quarter of 2011 which is reported as a component of our refining segment. We recorded adjustments that increased operating income in the second quarter of 2011 by $11.3 million ($8.1 million, net of tax) and decreased operating income by $11.2 million ($8.1 million, net of tax) in the third quarter. Included in the adjustments was a decrease to income tax expense in the second quarter of 2011 by $1.3 million and an increase to income tax expense in the third quarter of 2011 by $1.3 million, which was also related to the Lion Oil acquisition. These revisions increased (decreased) net income attributable to Delek by $7.2 million and $(7.2) million in the second and third quarter of 2011, respectively. In addition, the adjustments decreased current assets by $13.2 million and $31.6 million in the second and third quarter of 2011, respectively and increased non-current assets by $21.0 million and $20.1 million in the second and third quarter of 2011, respectively. We have concluded that these adjustments are not material to the balance sheets or statements of operations for the second and third quarters of 2011.

21. Subsequent Events

Dividend Declaration

On February 2, 2012, Delek's board of directors voted to declare a quarterly cash dividend of $0.0375 per share, payable on March 20, 2012, to stockholders of record on February 28, 2012.

Nettleton Acquisition

On January 31, 2012, we completed the acquisition of an approximately 35 miles long, eight and ten inch pipeline system from Plains Marketing, L.P. ("Plains") ("Nettleton Acquisition"). The purchase price, including the reimbursement by Delek of certain costs incurred by Plains, was approximately $12.3 million.

The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to the Bullard Junction in Tyler, Texas, at our refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline, which also begins at our tank farms in and around Nettleton, Texas and then runs roughly parallel to the Nettleton Pipeline. Prior to the Nettleton Acquisition, Delek leased the Nettleton Pipeline under the terms of the Pipeline Capacity Lease Agreement with Plains as the lessor and Delek as the lessee, dated April 12, 1999, as amended ("Plains Lease"). As a condition to the closing of the Plains Acquisition, Delek and Plains mutually terminated the Plains Lease.

Big Sandy Acquisition

On February 7, 2012, we purchased ("Big Sandy Acquisition") (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. and (ii) the eight and five-eighths inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P.. The purchase price was approximately $11.0 million.

The Big Sandy Terminal had previously been supplied by the Tyler refinery but has been idle since November 2008.

SCHEDULE I

Delek US Holdings, Inc.
Parent Company Only
Condensed Balance Sheets

	December 31, 2011	December 31, 2010
	(In millions, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71.2	$ 23.0
Accounts receivable	0.5	—
Accounts receivable from subsidiaries	—	6.2
Interest receivable from subsidiaries	1.6	9.1
Income tax receivable	9.8	1.0
Other current assets	2.0	1.1
Total current assets	85.1	40.4
Property, plant and equipment:		
Property, plant and equipment	6.1	2.2
Less: accumulated depreciation	(0.4)	(0.3)
Property, plant and equipment, net	5.7	1.9
Notes receivable from related parties	45.0	25.9
Minority investment	—	71.6
Investment in subsidiaries	727.3	394.5
Deferred tax asset	2.0	3.5
Other non-current assets	0.5	0.3
Total assets	$ 865.6	$ 538.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3.0	$ —
Accounts payable to subsidiaries	58.3	—
Note payable to related party	6.0	—
Current portion of long-term debt and capital lease obligations	16.3	6.0
Accrued expenses and other current liabilities	2.8	0.6
Total current liabilities	86.4	6.6
Non-current liabilities:		
Long-term debt and capital lease obligations, net of current portion	51.5	44.0
Note payable to related party	60.5	44.0
Note payable to subsidiary	13.6	—
Other non-current liabilities	0.2	0.2
Total non-current liabilities	125.8	88.2
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 58,036,427 shares and 54,403,208 shares issued and outstanding at December 31, 2011 and 2010, respectively	0.6	0.5
Additional paid-in capital	356.9	287.5
Accumulated other comprehensive income	1.8	—
Retained earnings	294.1	155.3
Total shareholders' equity	653.4	443.3
Total liabilities and shareholders' equity	$ 865.6	$ 538.1

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-9 of this Form 10-K are an integral part of these condensed financial statements.

Condensed Statements of Operations

	Year Ended December 31,		
	2011	2010	2009
	(In millions, except share and per share data)		
Net sales	$ —	$ —	$ —
Operating costs and expenses:			
Cost of goods sold	(1.5)	—	(0.5)
General and administrative expenses	28.9	11.4	12.3
Depreciation and amortization	0.1	0.1	0.1
Total operating costs and expenses	27.5	11.5	11.9
Operating income (loss)	(27.5)	(11.5)	(11.9)
Interest expense	7.2	2.7	3.1
Interest income	—	—	(0.1)
Net interest expense (income) from related parties	3.4	(2.5)	(6.4)
(Earnings) loss from investment in subsidiaries [1]	(171.6)	8.8	(7.9)
(Gain) loss on investment in Lion Oil	(12.9)	60.0	—
Other expenses, net	—	—	0.5
Total non-operating expenses, net	(173.9)	69.0	(10.8)
Income (loss) before income taxes	146.4	(80.5)	(1.1)
Income tax benefit	(11.9)	(0.6)	(3.4)
Net income (loss)	$ 158.3	$ (79.9)	$ 2.3

(1) The earnings from investment in subsidiaries for the year ended December 31, 2009 includes a gain on extinguishment of debt of $1.6 million that was recognized in consolidation for the year ended December 31, 2008. The debt was extinguished by the consolidated entity in 2008; however, on a separate company basis, the extinguishment was not recognized by our subsidiary until 2009.

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-9 of this Form 10-K are an integral part of these condensed financial statements.

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Cash flows from operating activities:			
Net income (loss)	$ 158.3	$ (79.9)	$ 2.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	0.1	0.1	0.1
Amortization of deferred financing costs	1.5	0.3	0.5
Deferred income taxes	1.5	(0.1)	(1.7)
(Gain) loss on investment in Lion Oil	(12.9)	60.0	—
Stock-based compensation expense	0.7	0.2	0.2
Income tax benefit of stock-based compensation	0.2	—	—
(Income) loss from subsidiaries	(171.6)	8.8	(7.9)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	(0.5)	—	0.4
Inventories and other current assets	(9.7)	38.5	(33.4)
Receivables and payables from related parties	(8.9)	(26.9)	22.8
Accounts payable and other current liabilities	5.2	(0.4)	0.4
Non-current assets and liabilities, net	(0.1)	(0.1)	6.6
Net cash provided by operating activities	(36.2)	0.5	(9.7)
Cash flows from investing activities:			
Business combinations	(31.0)	—	—
Acquisition of remaining minority interest in Lion Oil	(13.0)	—	—
Purchase of property, plant and equipment	(3.9)	(0.1)	(0.1)
Investment in subsidiaries	(14.7)	(0.5)	(15.2)
Dividends from subsidiaries	110.7	16.7	3.0
Net repayments of notes receivable from subsidiaries	25.9	19.3	35.2
Net cash used in investing activities	74.0	35.4	22.9
Cash flows from financing activities:			
Proceeds from revolver	—	36.0	68.5
Payments on revolver	—	(36.0)	(75.0)
Proceeds from note payable to related party	40.0	—	65.0
Repayment of note payable to related party	(17.5)	(21.0)	(17.3)
Proceeds from note payable to subsidiary	13.6	—	—
Proceeds from other debt instruments	—	50.0	—
Repayments of other debt instruments	(7.2)	(50.0)	(27.7)
Proceeds from exercise of stock options	2.6	(2.5)	—
Income tax benefit of stock-based compensation	—	—	—
Dividends paid	(19.5)	(8.4)	(8.1)
Deferred financing costs paid	(1.6)	(0.3)	(0.2)
Net cash provided by (used in) financing activities	10.4	(32.2)	5.2
Net increase (decrease) in cash and cash equivalents	48.2	3.7	18.4
Cash and cash equivalents at the beginning of the period	23.0	19.3	0.9
Cash and cash equivalents at the end of the period	$ 71.2	$ 23.0	$ 19.3
Non-cash investing activity:			
Note receivable from subsidiary	$ 45.0	$ —	$ —
Forgiveness of note receivable from subsidiary	$ —	$ 67.8	$ —

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-9 of this Form 10-K are an integral part of these condensed financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delek US Holdings, Inc.

By: /s/ Mark Cox
Mark Cox
Executive Vice President and Chief Financial

Officer

(Principal Financial and Accounting Officer)

Dated: March 14, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by or on behalf of the following persons on behalf of the registrant and in the capacities indicated on March 14, 2012:

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gabriel Last*
Gabriel Last
Director

/s/ Asaf Bartfeld*
Asaf Bartfeld
Director

/s/ Carlos E. Jorda*
Carlos E. Jorda
Director

/s/ Aharon Kacherginski*
Aharon Kacherginski
Director

/s/ Sholmo Zhohar *
Sholmo Zhohar
Director

/s/ Philip L. Maslowe*
Philip L. Maslowe
Director

/s/ Charles H. Leonard*
Charles H. Leonard
Director

/s/ Mark Cox
Mark Cox
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*By: /s/ Mark Cox
Mark Cox
Individually and as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description
2.1	+	Stock Purchase Agreement dated March 17, 2011, by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on May 4, 2011).
2.2	+	First Amendment dated April 29, 2011 to Stock Purchase Agreement dated March 17, 2011 by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on May 4, 2011).
3.1		Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1		Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.2		Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1	*	Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009).
10.2	*	Termination dated May 12, 2010 of Amended and Restated Consulting Agreement with Greenfeld-Energy Consulting, Ltd. dated April 11, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2010).
10.3	*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4		Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto. (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010)
10.4(a)		First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010)
10.5		Asset-backed revolving Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010).
10.5(a)		First Amendment dated April 29, 2011to asset-backed revolving Credit Agreement dated February 23, 2010 between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 5, 2011).
10.6	*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010)
10.6(a)	*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.6(b)	*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)

10.6(c)	*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.6(d)	*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010).
10.6(e)	*	Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010).
10.7		First Amended and Restated Management and Consulting Agreement, dated as of May 1, 2011, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on August 5, 2011).
10.8		Replacement Promissory Note I in the principal amount of $20,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 5, 2010).
10.8(a)		Replacement Promissory Note II in the principal amount of $30,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 5, 2010).
10.9		Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008).
10.9(a)		First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.13(d) to the Company's Form 10-K filed on March 9, 2009).
10.9(b)		Second Amendment dated March 31, 2009 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 11, 2009).
10.10		Promissory Note in the principal amount of $50,000,000 dated November 2, 2010 by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on November 5, 2010).
10.11		Amended and Restated Term Promissory Note dated September 28, 2010 in the principal amount of $44,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 5, 2010).
10.11(a)		Second Amended and Restated Term Promossory Note dated April 28, 2011 in the principal amount of $44 million between Delek Petroleum, Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 5, 2011).
10.12		Subordinated Term Promissory Note dated April 28, 2011 in the principal amount of $40 million between Delek Petroleum, Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 5, 2011).
10.13	*	Employment Agreement dated as of July 1, 2011 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2011).
10.14	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Frederec Green.
10.15	*	Employment Agreement dated as of May 26, 2011by and between MAPCO Express, Inc. and Igal P. Zamir (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 5, 2011).
10.15(a)	*	Special Bonus Acknowledgement dated August 9, 2010 between Igal Zamir and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 5, 2010).
10.16	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Mark B. Cox.
10.16(a)	*	Special Bonus Acknowledgement dated May 4, 2010 between Mark B. Cox and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2010).

10.17	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Harry P. (Pete) Daily.
10.18	* #	Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Kent B. Thomas.
10.19	++	Master Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company and Lion Oil Company (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 5, 2011).
10.19(a)	++	Supplemental Agreement dated October 14, 2011 to Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company and Lion Oil Company (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2011).
10.20	++	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008).
10.20(a)	++	First Amendment dated August 18, 2010 to the Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 5, 2010).
10.21	*	Form of 409A Addendum (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2010).
10.22	++	Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to the Exhibit 10.5 to the Company's Form 10-Q filed on August 5, 2011).
10.22(a)		First Amendment dated July 28, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2011).
10.23		Reimbursement and Guaranty Agreement dated April 29, 2011 between Lion Oil Trading & Transportation, Inc. as primary obligor and Goldman Sachs Lending Partners, LLC (incorporated by reference to the Exhibit 10.6 to the Company's Form 10-Q filed on August 5, 2011).
21.1		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
24.1		Power of Attorney
31.1		Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act.
31.2		Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act.
32.1		Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	^	The following materials from Delek US Holdings, Inc.'s Annual Report on Form 10-K for the annual period ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2011 and 2010, (iii) Condensed Consolidated Statements of Cash Flows for the three months and year ended December 31, 2011 and 2010, and (iv) Notes to Condensed Consolidated Financial Statements, tagged as blocks of text.

---

*	Management contract or compensatory plan or arrangement.
#	Filed herewith.
+	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any of the omitted schedules upon request by the Securities and Exchange Commission.

++ Confidential treatment has been requested and granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

^ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 21.1

Delek US Holdings, Inc.
Subsidiaries of the Registrant

Company Name:	**State of Incorporation:**
MAPCO Express, Inc.	DE
Gasoline Associated Services, Inc.	AL
Liberty Wholesale Co., Inc.	AL
Delek Refining, Inc.	DE
Delek U.S. Refining GP, LLC	TX
Delek Refining, Ltd.	TX
Delek Pipeline Texas, Inc.	TX
MPC Pipeline Acquisition, Inc.	TX
Delek Land Texas, Inc.	TX
MPC Land Acquisition, Inc.	TX
Lion Oil Company	AR
El Dorado Pipeline Company	AR
J. Christy Construction Co.	AR
Lion Oil Trading & Transportation	AR
Magnolia Pipeline Company	AR
Delek Marketing & Supply, Inc.	DE
Delek Marketing & Supply, LP	DE
Delek Marketing GP, LLC	DE
Delek Crude Logistics, LLC	TX
Paline Pipeline Company, LLC	TX
Delek Finance, Inc.	DE
MAPCO Fleet, Inc.	DE
NTI Investments, LLC	DE
GDK Wilma Rudolph, LLC	DE
GDK Bear Paw, LLC	DE
GDK Segler, LLC	DE
GDK Slaughter Road, LLC	DE

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-171598) pertaining to the Shelf Registration Statement of Delek US Holdings, Inc.,

(2) Registration Statement (Form S-8 No. 333-167052) pertaining to the 2006 Long-Term Incentive Plan of Delek US Holdings, Inc., and

(3) Registration Statement (Form S-8 No. 333-134495) pertaining to the 2006 Long-Term Incentive Plan and the Executive Employment Agreement Share Purchase Rights of Delek US Holdings, Inc.,

of our reports dated March 14, 2012, with respect to the consolidated financial statements and schedule of Delek US Holdings, Inc., and the effectiveness of internal control over financial reporting of Delek US Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 14, 2012

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that the undersigned directors of Delek US Holdings, Inc., a Delaware corporation, do and each of them does, hereby constitute and appoint EZRA UZI YEMIN and MARK B. COX, his or her true and lawful attorneys-in-fact and agents, and each of them with full power to act without the others, for him or her and in his or her name, place and stead, to sign the Delek US Holdings, Inc. Form 10-K for the year ended December 31, 2011 and any and all future amendments thereto; and to file said Form 10-K and any such amendments with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

In witness whereof, the undersigned have hereunto set their hands and seals as of the date set forth below.

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Date: March 6, 2012

/s/ Gabriel Last
Gabriel Last
Date: March 6, 2012

/s/ Asaf Bartfeld
Asaf Bartfeld
Date: March 6, 2012

/s/ Aharon Kacherginski
Aharon Kacherginski
Date: March 6, 2012

/s/ Sholmo Zhohar
Sholmo Zhohar
Date: March 6, 2012

/s/ Philip L. Maslowe
Philip L. Maslowe
Date: March 6, 2012

/s/ Charles H. Leonard
Charles H. Leonard
Date: March 6, 2012

/s/ Carlos E. Jordá
Carlos E. Jordá
Date: March 6, 2012

Exhibit 31.1

Certification by Chief Executive Officer pursuant to
Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934,
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ezra Uzi Yemin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 14, 2012

Exhibit 31.2

Certification by Chief Financial Officer pursuant to
Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934,
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Cox, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Mark Cox

Mark Cox,

Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 14, 2012

Exhibit 32.1

Certification Pursuant to

18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ezra Uzi Yemin, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 14, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification Pursuant to

18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the quarter ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark Cox, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Mark Cox

Mark Cox,

Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 14, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE AND SHAREHOLDER INFORMATION


NYSE Euro

Delek US commemorated its fifth year as a public company listed on the New York Stock Exchange with a closing bell ceremony in August 2011.

DK LISTED NYSE

BOARD OF DIRECTORS

Ezra Uzi Yemin
Gabriel Last
Asaf Bartfeld
Shlomo Zohar
Carlos E. Jordá
Charles H. Leonard
Philip L. Maslowe
Aharon Kacherginski

SENIOR MANAGEMENT

Ezra Uzi Yemin
President & Chief Executive Officer,
Delek US Holdings

Mark Cox
Executive Vice President &
Chief Financial Officer,
Delek US Holdings

Frederec Green
President & Chief Operating Officer,
Delek Refining,
Executive Vice President,
Delek US Holdings

Assi Ginzburg
Executive Vice President,
Delek US Holdings

Igal Zamir
President, MAPCO Express

Pete Daily
Chief Operating Officer,
Delek Marketing & Supply

Kent Thomas
General Counsel & Secretary,
Delek US Holdings

Donald Holmes
Vice President of Human Resources,
Delek US Holdings

OTHER INFORMATION

Headquarters
Delek US Holdings, Inc
7102 Commerce Way
Brentwood, TN 37027

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: DK

Annual Meeting
May 1, 2012, 2:00 PM Central Time
Hilton Garden Inn
Nashville Franklin Cool Springs
9150 Carothers Parkway
Franklin, TN 37067

Auditors
Ernst & Young, LLP
Nashville, TN

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Form 10-K
The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by contacting the Company's investor relations department.

Investor Relations Contact
Noel R. Ryan III
Head of Investor Relations &
Corporate Communications
Direct: 615-435-1356
Email: noel.ryan@delekus.com

SAFE HARBOR PROVISIONS REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning our current estimates, expectations and projections about our future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are "forward-looking statements," as that term is defined under the federal securities laws. Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: our competitive position and the effects of competition; the projected growth of the industry in which we operate; changes in the scope, costs, and/or timing of capital projects; losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and transactional risks in acquisitions; general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States; risks and uncertainties with respect to the quantities and costs of crude oil, the costs to acquire feedstocks and the price of the refined petroleum products we ultimately sell; potential conflicts of interest between our majority stockholder and other stockholders; and other risks contained in our filings with the Securities and Exchange Commission. Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at, or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.



Delek US Holdings
7102 Commerce Way
Brentwood, TN 37027
www.delekus.com